UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Index	Main Indicators (%)

	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.	Accumulated 12 months

CDI	4.40	3.76	3.99	4.18	16.64
IBOVESPA	38.88	(0.42)	12.70	1.58	20.18
USD – Commercial Rate	(1.17)	0.67	(7.14)	0.43	(8.33)
IGP-M	1.49	2.72	1.96	1.55	11.14
IPCA – IBGE	1.15	1.85	2.00	1.79	7.54
TJLP	2.63	2.41	2.35	2.36	9.75
TR	0.69	0.35	0.47	0.55	2.02
Savings deposits	2.21	1.86	1.98	2.06	8.32
Business days	64	62	62	61	251

	Closing Price

USD – Commercial rate – sell (R$)	2.8892	2.9086	2.6544	2.6662	2.6662
Euro – (R$)	3.6506	3.5829	3.6195	3.4603	3.4603
Peso Argentine – (R$)	0.9847	1.0173	0.8955	0.9141	0.9141
Sovereign risk (Points)	463	557	383	456	456
SELIC – Central Bank Reference Rate COPOM (% p.a.)	16.50	16.25	17.75	19.25	19.25
Prefixed BM&F rate – 1 yr. (% p.a.)	15.88	15.24	17.85	19.17	19.17

Deposits		Compulsory Deposits Rates (%)

		2003	2004		2005

		4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Demand deposits (1)		45	45	45	45
Additional (2)		8	8	8	8
Time deposits (3)		15	15	15	15
Additional (2)		8	8	8	8
Saving deposits (4)		20	20	20	20
Additional (2)		10	10	10	10

(1)	Cash deposit – No remuneration.
(2)	Cash deposit – SELIC rate.
(3)	Deposit in Government Securities. From the amount calculated at 15%, R$ 300 million may be deducted as per Brazilian Central Bank instructions, effective from November 8, 2004.
(4)	Cash deposit – Reference Rate (TR) + interest of 6.17% p.a.

Items	Rates and Limits (%)

	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Income Tax	25	25	25	25
Social Contribution	9	9	9	9
PIS (1)	0.65	0.65	0.65	0.65
COFINS (2)	4	4	4	4
Legal Reserve on Net Income	5	5	5	5
Maximum Fixed Assets (3)	50	50	50	50
Capital Adequacy Ratio Basel (4)	11	11	11	11

(1)	The rate applicable to non-financial and similar companies is 1.65% (non-cumulative PIS).
(2)	The rate applicable to financial and similar companies. For other companies, the rate is of 7.60% since February 2004 (non-cumulative COFINS).
(3)	Over Reference Equity.
(4)	Reference Equity may not be lower than 11% of weighted assets.

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business which are based on management’s current expectations, estimates and projections about future events and financial trends which could affect our business. Words such as: “believes”, “anticipates”, “plans”, “expects”, “intends”, “aims”, “evaluates”, “predicts”, “foresees”, “projects”, “guidelines”, “should” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties which are difficult to predict and which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions which future events may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such forward-looking statements.

Factors which could cause actual results to differ materially include, among others, changes in regional, national and international commercial and economic conditions; inflation rates, increases in customer default and any other delays in credit operations; increases in the allowance for loan loss; loss of funding capacity; loss of clientele or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among others, have an adverse effect on our margins; competition in the banking sector, in financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or ruling; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not place undue reliance on these forward-looking statements. In all cases, these forward-looking statements are valid only as at the date they are made. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or any other motive.

Risk Factors

Reaffirming Bradesco’s adherence to best international practices for transparency and corporate governance, we transcribe below the text extracted from the “Risk Factors” section of Form 20-F, the annual report filed at the Securities and Exchange Commission – SEC, describing the risk factors which we consider most significant and which could affect our daily business, the results of our operations or our financial position. We stress that Bradesco addresses the management of all risks inherent to its activities in a complete and integrated manner. This integrated approach facilitates the improvement of risk management models and avoids the existence lacunas that could jeopardize the correct identification and assessment of these risks.

Risks Relating to Brazil

1) Brazilian political and economic conditions may have direct impact on our business and on the market price of our preferred shares and ADSs

All of our operations and clients are mainly located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil’s economy, which in the past has been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles. In addition, our operations, financial condition and the market price of the preferred shares and ADSs may also be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as: fluctuations in exchange rates; base interest rate fluctuations, inflation; and other political, diplomatic, social and economic developments within and outside of Brazil that affect the Country.

In the past, the Brazilian Government has often changed monetary, fiscal, taxation and other policies to influence the course of Brazil’s economy. We have no control over, and cannot predict, what measures or policies the Brazilian government may take in response to the current or future situation of the Brazilian economy or how the Brazilian government intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

2) If Brazil experiences substantial inflation in the future, our revenues and the market price of our preferred shares and ADSs may be reduced

Brazil has experienced extremely high inflation rates in the past, with annual rates (IGP – DI from Fundação Getúlio Vargas) during the last fifteen years reaching as high as 1,158% in 1992, 2,708% in 1993 and 1,093% in 1994. More recently, Brazil’s inflation rates were 26.4% in 2002, 7.7% in 2003 and 12.1% in 2004. Inflation itself and governmental measures to combat it have had in past years significant negative effects on the Brazilian economy. Inflation, actions taken to combat inflation and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future, our costs (if not accompanied by an increase in interest rates) may increase, our operating and net margins may decrease and, if investor confidence lags, the price of our preferred shares and ADSs may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

3) Access to international capital markets for Brazilian companies is influenced by the perception of risk in emerging economies,which may hurt our ability to finance our operations

Since the end of 1997, and in particular during the last four years, as a result of economic problems in various emerging market countries, including the economic crisis in Argentina, investors have had a heightened risk perception for investments in emerging markets. As a result, in some periods, Brazil has experienced a significant outflow of U.S. dollars and Brazilian companies have faced higher costs for raising funds, both domestically and abroad, and have been impeded from accessing international capital markets. We cannot assure you that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous to us.

4) Developments in other emerging markets may adversely affect the market price of the preferred shares and ADSs

The market price of the preferred shares and ADSs may be adversely affected by declines in the international financial markets and world economic conditions. Brazilian securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America, including Argentina, which is one of Brazil’s principal trading partners. Although economic conditions are different in each Country, investors’ reaction to developments in one Country can affect the securities markets and the securities of issuers in other countries, including Brazil. Since the fourth quarter of 1997, the international financial markets have experienced significant volatility, and a large number of market indices, including those in Brazil, have declined significantly.

Developments in other countries have also at times adversely affected the market price of our and other Brazilian companies’ preferred shares, as investors’ perceptions of increased risk due to crises in other emerging markets can lead to reduced levels of investment in Brazil and, in addition, may hurt our ability to finance our operations through the international capital markets. If the current economic situation in Argentina and Latin America deteriorates, or if similar developments occur in the international financial markets in the future, the market price of the preferred shares and ADSs may be adversely affected.

Risks Relating to Bradesco and the Brazilian Banking and Insurance Industries

1) The Brazilian government regulates the operations of Brazilian banks and insurance companies, and changes in existing laws and regulations or the imposition of new ones may negatively affect our operations and income

Brazilian banks and insurance companies, including our banking and insurance operations, are subject to extensive and continuous regulatory review by the Brazilian Government. We have no control over government regulations, which govern all facets of our operations, including the imposition of minimum capital requirements, compulsory reserve requirements, lending limits and other credit restrictions.

The regulatory structure governing Brazilian banks and insurance companies is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our income.

Regulatory changes affecting other businesses in which we are engaged, including our broker dealer, consortium and leasing operations, could also have an adverse effect on our operations and our income.

2) The increasingly competitive environment in the Brazilian bank and insurance industries may negatively affect our business prospects

We face significant competition in all of our principal areas of operation from other large Brazilian banks and insurance companies, public and private. Brazilian regulations raise limited barriers to market entry and do not differentiate between local or foreign commercial and investment banks and insurance companies. As a result, the presence of foreign banks and insurance companies in Brazil, some of which have greater resources than we do, has grown and competition both in the banking and insurance sectors. The privatization of publicly owned banks has also made the Brazilian markets for banking and other financial services more competitive. The increased competition may negatively affect our business results and prospects by, among other things, limiting our ability to increase our client base and expand our operations, reducing our profit margins on the banking, insurance, leasing and other services and products we offer; and increasing competition for foreign investment opportunities.

Furthermore, additional publicly-owned banks and insurance companies may be privatized in the future. The acquisition of a bank or insurance company in a privatization process or otherwise by one of our competitors would generally add to the acquirers’ market share, and as a result we may face increased competition from the acquirer.

3) A majority of our common shares are held by two shareholders, whose interests may conflict with other investors’ interests

On March 31, 2005 Cidade de Deus – Companhia Comercial de Participações, which we call “Cidade de Deus Participações,” directly held 48.00% of March 31, 2005 our common shares and Fundação Bradesco directly and indirectly held 45.16% of our common shares. As a result, these shareholders have the power to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders, as well as to approve related-party transactions or corporate reorganizations.

Contents

List of Abbreviations			4

1 – Bradesco – Line by Line			5

Highlights	6	Analysis of the Statement of Income	10
Profitability	7	Comparative Balance Sheet	26
Comparative Statement of Income	9	Equity Analysis	27

2 – Main Statement of Income Information			37

Consolidated Statement of Income	38	Allowance for Loan Losses	47
Results by Business Segment	40	Revenues from Services Rendered	48
Increase in the Main Statement of Income Items	40	Administrative and Personnel Expenses	49
Increase in Financial Margin Items plus Exchange		Operating Efficiency	50
Adjustment	41	Other Indicators	51
Analysis of the Adjusted Financial Margin and
Average Rates	42

3 – Main Balance Sheet Information			53

Consolidated Balance Sheet	54	Funding	66
Balance Sheet by Currency and Exchange Exposure	56	Checking Accounts	66
Balance Sheet by Maturity	57	Savings Accounts	67
Securities	58	Asset Management	69
Credit Operations	60

4 – Operating Companies			71

Bradesco Insurance Group	72	Leasing Companies	88
– Insurance Companies	72	Bradesco Consórcios (Consortium Purchase Plans)	90
– Vida e Previdência (Private Pension Plans Companies)	78	Bradesco S.A. Corretora de Títulos e
– Savings Bonds Companies	82	Valores Mobiliários	94
Banco Finasa	86	Bradesco Securities, Inc.	96

5 – Operating Structure			97

Corporate Organization Chart	98	Risk Management and Compliance	115
Administrative Body	100	– Credit Risks, Operating Risks, Market Risks, Internal
Risk Ratings	101	Controls and Compliance	115
Ranking	102	– Liquidity Risk Management	121
Market Segmentation	103	– Capital Risk Management	121
Retail Bradesco	103	Cards	124
Bradesco Corporate Banking	104	International Area	127
Bradesco Empresas (Middle Market)	105	Capital Market	131
Bradesco Private Banking	105	Collection and Tax and Utility Collections	132
Bradesco Prime	106	Bookkeeping of Assets and
Customer Service Network	106	Qualified Custody Services	134
Bradesco Day and Night Customer Service Channels	109	Business Processes	135
Banco Postal	114	Recognition	137
Investments in Infrastructure, Information
Technology and Telecommunications	115

6 – Social Responsibility			139

Human Resources	140	Fundação Bradesco	147
Sociocultural Events	146	Social Report	152
Finasa Sports Program	146

7 – Independent Auditors’ Report on special review			153

Independent Auditors’ Report on Special Review of Supplementary Accounting Information presented in the
Report on Economic and Financial Analysis and in the Social Report			154

8 – Financial Statements, Independent Auditors' Report and Report of the Fiscal Council			155

Directors’ Report	156	Notes to the Financial Statements	166
Balance Sheet	159	Board of Directors, Board of Executive Officers and Disclosure Committee	216
Consolidated Statement of Income	163	Independent Auditors’ Report	217
Statement of Changes in Financial Position	164	Report of the Fiscal Council	218
Index of Notes to the Financial Statements	165

Glossary of Technical Terms			219

Cross Reference Index			222

     Certain figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

List of Abbreviations

ABC	– Activity-Based Costing	FxRN	– Fixed Rate Note
ABEL	– Brazilian Association of Leasing Companies	GARP	– Global Association of Research Professionals
ABM	– Activity-Based Management	GDAD	– Management of Performance and
ACM	– Automated Consulting and Contract Machine		Support to Decisions
ADR	– American Depositary Receipt	IBA	– Brazilian Actuarial Institute
ADS	– American Depositary Share	IBMEC	– Brazilian Capital Market Institute
ADVB	– Association of Sales and Marketing Managers of	IBNR	– Claims Incurred But Not Reported
	Brazil	IBOVESPA	– São Paulo Stock Exchange Index
AGE	– Special Stockholders’ Meeting	IFC	– International Finance Corporation
ANAPP	– National Association of Private Pension	IGP-DI	– General Price Index –Internal Availability
	Plans Companies	IGP-M	– General Price Index –Market
ANBID	– National Association of Investment Banks	IPCA	– Extended Consumer Price Index
ANS	– National Agency for Supplementary Healthcare	IR	– Income Tax
AP	– Personal Accident	ISO	– International Organization for Standardization
ATM	– Automated Teller’s Machine	ISS	– Tax on Services
BACEN	– Brazilian Central Bank	JCP	– Interest on Own Capital
BDR	– Brazilian Depositary Receipt	LATIBEX	– Latin American Stock Exchange Market in Euros (Spain)
BM&F	– Mercantile and Futures Exchange	MBA	– Master in Business Administration
BNDES	– National Bank for Economic and Social Development	MP	– Provisional Measure
BOVESPA	– São Paulo Stock Exchange	NBR	– Registered Brazilian Rule
CDB	– Certificate of Bank Deposit	NYSE	– New York Stock Exchange
CDC	– Consumer Sales Financing	OIT	– International Labor Organization
CDI	– Certificate of Interbank Deposit	ON	– Common Stock
CEF	– Federal Savings Bank	PDD	– Allowance for Loan Losses
CESP	– Companhia Energética de São Paulo	PGBL	– Unrestricted Benefits Generating Plan
	(São Paulo Electric Power Company)	PIB	– Gross Domestic Product (GDP)
CETIP	– Custody and Settlement Chamber	PIS	– Social Integration Program
CID	– Digital Inclusion Center	PL	– Stockholders’ Equity
CIPA	– Internal Accident Prevention Committee	PLR	– Employee Profit Sharing
CMN	– National Monetary Council	PN	– Preferred Stock
COFINS	– Social Contribution on Billings	PTRB	– Online Tax Payment
COPOM	– Monetary Policy Committee	RCF	– Optional Third-Party Liability
COSIF	– Chart of Accounts for National Financial	RE	– Basiclines (of Insurance Products)
	System Institutions	ROA	– Return on Assets
COSO	– Committee of Sponsoring Organizations	ROE	– Return on Equity
CPMF	– Provisory Contribution on Financial Transactions	SAP	– Systems Applications and Products
CRI	– Certificate of Real Estate Receivables	SBPE	– Brazilian Savings and Loan System
CS	– Social Contribution	SEBRAE	– Brazilian Micro and Small Business Support Service
CVM	– Brazilian Securities Commission	SEC	– U.S. Securities and Exchange Commission
DPVAT	– Compulsory Vehicle Insurance	SELIC	– Special Clearance and Custody System
DR	– Depositary Receipt	SESI	– National Industry Social Service
DTVM	– Securities Dealer	SFH	– National Housing System
DVA	– Value-Added Distribution	SFN	– National Financial System
EPE	– Specific Purpose Entities	SIGA	– Integrated Policy Management System of
ERP	– Enterprise Resource Planning		the Insurance Group
EXIM	– Export and Import – BNDES Financing Line	SIPAT	– Internal Week of Work Accident Prevention
FGV	– Fundação Getulio Vargas	SPB	– Brazilian Payment System
FIA	– Fundação Instituto de Administração	SPE	– Specific Purpose Entity
FIDC	– Credit Assignment Funds	SUSEP	– Superintendence of Private Insurance
FIFE	– Exclusive Financial Investment Fund	TED	– Instant Online Transfer
FINAME	– Fund for Financing the Acquisition of	TJLP	– Long-term Interest Rate
	Industrial Machinery and Equipment	TR	– Reference Rate
FIPE	– Economic Research Institute Foundation	TVM	– Securities
FIPECAFI	– Accounting, Actuarial and Financial	USCP	– United States Commercial Paper
	Research Institute Foundation	V@R	– Value at Risk
FlRN	– Floating Rate Note	VGBL	– Long-term Life Insurance

1 – Bradesco – Line by Line

Highlights

Earnings – R$ million

	1st Qtr.		Variation	4th Qtr.	1st Qtr.	Variation

	2004	2005	%	2004	2005	%

Financial Margin	3,330	3,999	20.1	3,516	3,999	13.7
Allowance for Loan Losses	561	635	13.2	489	635	29.9
Revenues from Services Rendered	1,319	1,661	25.9	1,675	1,661	(0.8)
Insurance, Private Pension Plans and Savings Bonds Premiums Retained	2,994	2,796	(6.6)	3,836	2,796	(27.1)
Personnel Expenses	1,177	1,221	3.7	1,284	1,221	(4.9)
Other Administrative Expenses	1,208	1,192	(1.3)	1,289	1,192	(7.5)
Operating Income	799	1,584	98.2	1,534	1,584	3.3
Net Income	609	1,205	97.9	1,058	1,205	13.9

Balance Sheet – R$ million

	March		Variation	December	March	Variation

	2004	2005	%	2004	2005	%

Total Assets	160,971	191,299	18.8	184,926	191,299	3.4
Securities	53,152	64,842	22.0	62,422	64,842	3.9
Credit Operations	54,894	65,979	20.2	62,788	65,979	5.1
Permanent Assets	5,381	4,765	(11.4)	4,946	4,765	(3.7)
Total Deposits	59,186	71,372	20.6	68,643	71,372	4.0
Borrowings and Onlendings	15,816	15,634	(1.2)	15,960	15,634	(2.0)
Technical Reserves	27,947	35,328	26.4	33,669	35,328	4.9
Stockholders’ Equity	13,625	16,538	21.4	15,215	16,538	8.7

Change in Number of Stocks Outstanding

	Common stock	Preferred stock	Total

Number of Stocks Held on December 31, 2004	238,351,329	236,081,796	474,433,125
Capital increase through subscription	8,791,857	8,708,143	17,500,000
Capital increase through merge	182,504	180,767	363,271
Stocks acquired and not cancelled for the year	(423,800)	–	(423,800)
Number of Stocks Held on March 31, 2005	246,901,890	244,970,706	491,872,596

Share Performance (*) – R$

	1st Qtr.		Variation	4th Qtr.	1st Qtr.	Variation

	2004	2005	%	2004	2005	%

Net Income per Share	1.28	2.45	91.4	2.23	2.45	9.9
Dividends/JCP per Share – ON (Net of Income Tax)	0.555	0.607	9.4	0.584	0.607	4.0
Dividends/JCP Per Share – PN (Net of Income Tax)	0.611	0.668	9.4	0.642	0.668	4.0
Net Book Value (ON and PN)	28.71	33.62	17.1	32.07	33.62	4.8
Average Last Day Price – ON	39.25	67.15	71.1	55.63	67.15	20.7
Average Last Day Price – PN	46.32	77.33	66.9	64.88	77.33	19.2
Market Value of Stockholders’ Equity (R$ million) (**)	20,295	35,523	75.0	28,576	35,523	24.3

(*) For comparison purposes, in the 1Q04, the amounts were adjusted in 200% due to the stock split.
(**) Number of shares x average last day quotation for the period.

Cash Generation – R$ million

	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Net Income	715	609	1,058	1,205
Equity in the Income of Associated Companies	(31)	–	(44)	5
Allowance for Loan Losses	453	561	489	635
Technical Reserves	1,844	1,530	2,239	1,358
Reversal of/Allowance for Mark-To-Market	(11)	(4)	(3)	7
Depreciation and Amortization	153	144	128	135
Amortization of Goodwill	173	87	212	96
Other	2	6	(12)	11
Total	3,298	2,933	4,067	3,452

Added Value – R$ million

	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Added Value (A+B+C)	2,172	2,382	2,812	3,153
A – Gross Profit from Financial Intermediation	3,192	2,769	3,027	3,364
B – Revenues from Services Rendered	1,275	1,319	1,675	1,661
C – Other Operating Income/Expenses	(2,295)	(1,706)	(1,890)	(1,872)
Distribution of Added Value (D+E+F+G)	2,172	2,382	2,812	3,153
D – Employees	1,013	940	1,027	979
E – Government	444	833	727	969
F – JCP/Dividends to Stockholders (paid and accrued)	347	326	340	366
G – Reinvestment of Profits	368	283	718	839

Performance Ratios (annualized) – in percentage

	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Return on Stockholders’ Equity (total)	22.8	19.1	30.9	32.5
Return on Stockholders’ Equity (average)	23.6	19.3	31.7	34.7
Return on Total Assets (total)	1.6	1.5	2.3	2.5
Stockholders’ Equity to Total Assets	7.7	8.5	8.2	8.6
Capital Adequacy Ratio (Basel) – Financial Consolidated	19.9	18.9	18.8	17.1
Capital Adequacy Ratio (Basel) – Total Consolidated	17.2	16.4	16.1	15.0
Permanent Assets to Stockholders' Equity – Financial Consolidated	40.8	43.8	38.0	43.8
Permanent Assets to Stockholders' Equity – Total Consolidated	26.4	28.0	23.3	21.1
Efficiency Ratio (Accumulated over the prior 12-month period)	56.6	59.0	55.5	52.7

Other Information

	December	March	Variation	March		Variation

	2004	2005	%	2004	2005	%

Assets under Management – R$ million	256,383	276,767	4.3	229,682	276,767	20.5
Number of Employees	73,644	72,619	(1.4)	76,190	72,619	(4.7)
Number of Branches	3,004	2,959	(1.5)	3,058	2,959	(3.2)
Checking Account Holders – in millions	15.7	16.1	2.5	15.4	16.1	4.5
Debit And Credit Card Base – in millions	46.4	46.9	1.1	42.7	46.9	9.8

Profitability

In 1Q05, Bradesco reported consolidated net income of R$ 1,205 million, compared to R$ 609 million for the same period in 2004, which corresponds to a growth of 97.9%. When compared to 4Q04`s net income, there was a positive increase of R$ 147 million, or 13.9%. On March 31, 2005 the stockholders’ equity totaled R$ 16,538 million, up 21.4% and 8.7% when compared to the balances for March 31, 2004 and December 31, 2004, respectively. As a result, the return on stockholders’ equity (ROE) reached 32.5%. Assets totaled R$ 191,299 million at the end of 1Q05, a growth rate of 18.8% and 3.4% compared to the balances for March 31, 2004 and December 31, 2005, respectively. Return on total assets (ROA) for 1Q05 was 2.5%. Earnings per stock reached R$ 2.45.

1Q05 was marked by the maintenance of the good performance of revenues comprising the Financial Margin, which grew 13.7% when compared to the previous quarter, essentially due to the expansion in business volumes, in particular the Credit Portfolio, up by 5.1% in the quarter, influenced by the economic growth retake started in 2H04, and also by higher gains from securities, in which we highlight the positive result recorded with the sale of part of our stake in Belgo Mineira’s capital stock, amouting to R$ 327 million.

The current scenario of continuous credit portfolio improvement, in sync with our ongoing preoccupation with the selective credit granting policy, reflected an improved portfolio of risk ratings, with AA-to-C rated credits reaching 92.5% of the total portfolio, against 92.3% in 4Q04. This performance, related to the evolution observed in credit portfolio’s volume, coupled with the R$ 166 million preventive PDD constitution linked to the operations of a large utilities concessionaire which is under a debt restructuring process, resulted in the constitution of Allowance for Loan Losses in the amount of R$ 635 million in 1Q05, with Allowance for Loan Losses reaching the level of R$ 4,301 million on March 31, 2005.

It is worth highlighting that was recorded extraordinary reserve of R$ 324 million in the Individual Health portfolio, to bring to the same level the premiums for insurance holders over 60 years old and for fully settled plans whose holders are still entitled to their benefits (planos remidos).

Operating Efficiency Ratio in the 12-month period comprised between April 1st, 2004 until March 31, 2005 was of 52.7%, improving by 2.8 points when compared to 2004, mainly as a result of the combination of strict expense control with the revenue growth in this quarter. As a consequence of all those efforts, the Expanded Coverage Ratio (revenues from services rendered/personnel expenses + administrative expenses) increased from 65.1% in 4Q04 to 68.8% in 1Q05.

Bradesco - Line by Line

Comparative Statement of Income – R$ million

	1st Qtr.		Variation	2004	2005	Variation

	2004	2005	%	4th Qtr.	1st Qtr.	%

Income from Financial Intermediation	6,756	8,109	20.0	6,202	8,109	30.7
Credit Operations	3,100	3,709	19.6	3,102	3,709	19.6
Leasing Operations	85	87	2.4	86	87	1.2
Securities Transactions	1,680	1,655	(1.5)	758	1,655	118.3
Financial Income on Insurance, Private Pension Plans
and Savings Bonds	1,245	1,769	42.1	1,379	1,769	28.3
Derivative Financial Instruments	196	365	86.2	530	365	(31.1)
Foreign Exchange Transactions	161	172	6.8	29	172	493.1
Compulsory Deposits	289	352	21.8	318	352	10.7
Expenses from Financial Intermediation
(not including PDD)	3,426	4,110	20.0	2,686	4,110	53.0
Funds obtained in the open market	2,454	2,810	14.5	1,710	2,810	64.3
Price-Level Restatement and Interest on Technical
Reserves for Insurance, Private Pension Plans and
Savings Bonds	652	939	44.0	922	939	1.8
Borrowings and Onlendings	316	358	13.3	50	358	616.0
Leasing Operations	4	3	(25.0)	4	3	(25.0)
Financial Margin	3,330	3,999	20.1	3,516	3,999	13.7
Allowance for Loan Losses	561	635	13.2	489	635	29.9
Gross Income from Financial Intermediation	2,769	3,364	21.5	3,027	3,364	11.1
Other Operating Income (Expenses)	(1,970)	(1,780)	(9.6)	(1,493)	(1,780)	19.2
Revenues from Services Rendered	1,319	1,661	25.9	1,675	1,661	(0.8)
Operating income from insurance, private
pension plans and savings bonds	(134)	(214)	59.7	165	(214)	(229.7)
(+) Net premiums written	3,431	3,616	5.4	4,471	3,616	(19.1)
(-) Reinsurance premiums and redeemed premiums	(437)	(820)	87.6	(635)	(820)	29.1
(=) Income on Insurance Premiums, Private
Pension Plans and Savings Bonds	2,994	2,796	(6.6)	3,836	2,796	(27.1)
Insurance Premiums Retained	1,464	1,786	22.0	1,770	1,786	0.9
Private Pension Plans Contributions	1,224	726	(40.7)	1,748	726	(58.5)
Income on Savings Bonds	306	284	(7.2)	318	284	(10.7)
Variation in Technical Reserves for Insurance,
Pension Plans and Savings Bonds	(878)	(418)	(52.4)	(1,317)	(418)	(68.3)
Variation in Technical Reserves for Insurance	22	(392)	–	(127)	(392)	(208.7)
Variation in Technical Reserves for Pension Plans	(850)	(11)	(98.7)	(1,200)	(11)	(99.1)
Variation in Technical Reserves for Savings Bonds	(50)	(15)	(70.0)	10	(15)	–
Retained Claims	(1,232)	(1,372)	11.4	(1,317)	(1,372)	4.2
Savings Bonds Draws and Redemptions	(273)	(246)	(9.9)	(292)	(246)	(15.8)
Insurance, Pension Plans and Savings Bonds
Selling Expenses	(212)	(229)	8.0	(234)	(229)	(2.1)
Insurance Product Selling Expenses	(173)	(183)	5.8	(189)	(183)	(3.2)
Pension Plans and Savings Bonds Selling Expenses	(39)	(46)	17.9	(45)	(46)	2.2
Expenses with Pension Plans Benefits and
redemptions	(533)	(745)	39.8	(511)	(745)	45.8
Personnel Expenses	(1,177)	(1,221)	3.7	(1,284)	(1,221)	(4.9)
Other Administrative Expenses	(1,208)	(1,192)	(1.3)	(1,289)	(1,192)	(7.5)
Tax Expenses	(336)	(405)	20.5	(411)	(405)	(1.5)
Equity in the Earnings of Associated Companies	–	(5)	–	44	(5)	–
Other Operating Income	257	300	16.7	311	300	(3.5)
Other Operating Expenses	(691)	(704)	1.9	(704)	(704)	–
Operating Income	799	1,584	98.2	1,534	1,584	3.3
Non-Operating Income	(11)	(6)	(45.5)	(148)	(6)	(95.9)
Income Before Taxes and Profit Sharing	788	1,578	100.3	1,386	1,578	13.9
Provision for Income Tax and Social Contribution	(179)	(373)	108.4	(321)	(373)	16.2
Minority Interest in Subsidiaries	–	–	–	(7)	–	(100.0)
Net Income	609	1,205	97.9	1,058	1,205	13.9
Return on Stockholders’ Equity (%) Annualized	19.1	32.5	–	30.9	32.5	–

Analysis of the Statement of Income – R$ million

Income from Credit and Leasing Operations

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

3,181	3,793	19.2	3,184	3,793	19.1

Income was up mostly as a result of: (i) the increase in the volume of the credit portfolio, which totaled R$ 65,979 in March/05 against R$ 54,894 in March/04, particularly in the individual customer portfolio, up by 44.2%, highlighting “Personal Credit” and “Auto CDC products”, which revenues are higher. The corporate portfolio was up by 9.9%, highlighting “Working Capital” and “Overdraft” products.

The variation was mainly due to: (i) positive exchange variation of 0.4% in 1Q05, against negative exchange variation of 7.1% in 4Q04, with impact on foreign-currency indexed and/or denominated operations, comprising 10.2% of the portfolio; and (ii) the increase in the average volume of the credit portfolio, especially the 11.9% increase for the quarter in the individuals portfolio, particularly the “Personal Credit” and “Auto CDC” products, which produced higher average revenues.

Income from Securities and Derivative Financial Instruments

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

1,876	2,020	7.7	1,288	2,020	56.8

The variation for the period is mainly due to: (i) rising average interest rates in line with the variation in CDI of 4.2% for 1Q05 as compared to 3.8% for 1Q04; and (ii) increase (non-interest income) of R$ 348 in 1Q05 against R$ 287 in 1Q04, as a result of increased gains with securities and treasury operations.

This increase for the quarter mainly reflects: (i) positive exchange variation of 0.4% in 1Q05, against negative exchange variation of 7.1% in 4Q04, with impact on foreign-currency indexed and/or denominated operations, comprising 13.8% of the portfolio; (ii) increase in the average volume of the securities (TVM) portfolio, particularly federal government securities; (iii) rising average interest rates in line with the variation in CDI of 4.2% for 1Q05 as compared to 4.0% for 4Q04; partially offset by (iv) decreased result (non-interest income) of R$ 348 in 1Q05 against R$ 416 in 4Q04, as a result of increased gains with securities and treasury operations.

Financial Income on Insurance, Private Pension Plans and Savings Bonds

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

1,245	1,769	42.1	1,379	1,769	28.3

The variation for the period was mainly due to: (i) the increase in the average volume of the securities’ portfolio, comprising federal government securities, related to technical reserves, especially PGBL and VGBL products; (ii) rising average interest rates in line with the variation in CDI of 4.2% for 1Q05, as compared to 3.8% for 1Q04; (iii) the increase (non-interest income) of R$ 408 in 1Q05 against R$ 125 in 1Q04, as a result of increased gains with securities, in which we highlight the positive result of R$ 327 recorded with the sale of part of our stake in Belgo-Mineira’s capital stock, partially offset by: (iv) less variation in the IGP-M index, of 1.5% in 1Q05 against 2.7% in 1Q04.

The variation for the quarter was substantially due to: (i) rising average interest rates in line with the variation in CDI of 4.2% for 1Q05 as compared to 4.0% for 4Q04; (ii) the increase (non-interest income) of R$ 408 in 1Q05 against R$ 34 in 4Q04, as a result of increased gains with securities, in which we highlight the positive result of R$ 327 recorded with the sale of part of our stake in Belgo-Mineira’s capital stock, partially offset by: (iii) less variation in the IGP-M index, of 1.5% in 1Q05, against 2.0% in 4Q04.

Results of Foreign Exchange Transactions

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

161	172	6.8	29	172	493.1

This item should be analyzed deducted from foreign funding expenses used for import/export financing in accordance with Note 13a to the financial statements. After the deductions, the result would be of R$ 63 in 1Q04 and of R$ 56 in 1Q05, mainly influenced by the increase in average interest rates of the foreign exchange portfolio.

This item should be analyzed deducted from foreign funding expenses used for import/export financing in accordance with Note 13a to the financial statements. After the deductions, the result would be of R$ 79 in 4Q04 and of R$ 56 in 1Q05, mainly influenced by the decrease in the average foreign exchange portfolio in the quarter.

Results of Compulsory Deposits

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

289	352	21.8	318	352	10.7

The variation for the period mainly reflects: (i) increase in the SELIC rate, used to remunerate the additional compulsory deposit, from 3.8% for 1Q04 to 4.2% for 1Q05; (ii) increase in the TR reference rate used to remunerate compulsory savings account deposits, from 0.4% in 1Q04 to 0.6% for 1Q05; and (iii) the growth in the average volume of deposits for the period.

This increase in the quarter was mainly due to: (i) increase in the SELIC rate, used to remunerate the additional compulsory deposit, from 4.0% in 4Q04 to 4.2% in 1Q05; and (ii) increase in the TR reference rate used to remunerate compulsory savings account deposits, from 0.5% in 4Q04 to 0.6% for 1Q05.

Interest and Charges on Deposits

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

2,454	2,810	14.5	1,710	2,810	64.3

The variation for the period is mainly due to: (i) rising average interest rates in line with the variation in CDI of 4.2% for 1Q05 as compared to 3.8% for 1Q04; (ii) increase in the TR reference rate, from 0.4% in 1Q04 to 0.6% for 1Q05, with impact on savings account deposits expenses; and (iii) growth in the average balance of funding during the period.

The increase in this expense mainly reflects: (i) positive exchange variation of 0.4% in 1Q05, compared to negative exchange variation of 7.1% in 4Q04, with impact on foreign-currency indexed and/or denominated operations; (ii) increase in average interest rates, in line with the variation in the CDI from 4.0% in 4Q04 to 4.2% in 1Q05; and (iii) growth in the average volume of funding in 1Q05.

Price-level Restatement and Interest on Technical Reserves for Insurance, Private Pension Plans and Savings Bonds

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

652	939	44.0	922	939	1.8

The increase is mainly due to: (i) the increase in the average volume of technical reserves for insurance, private pension plans and premium bonds, particularly PGBL and VGBL products; (ii) rising average interest rates in line with the variation in CDI of 4.2% for 1Q05 as compared to 3.8% for 1Q04; and partially offset by: (iii) less variation in the IGP-M, of 2.7% in 1Q04 against 1.5% in 1Q05, one of the indexes used to remunerate Technical Reserves for Insurance, Private Pension Plans and Savings Bonds.

The variation was mainly due to: (ii) rising average interest rates in line with the variation in CDI of 4.2% for 1Q05 as compared to 4.0% for 4Q04; and partially offset by (ii) less variation in the IGP-M, from 2.0% in 4Q04 to 1.5% in 1Q05, one of the indexes used to remunerate Technical Reserves for Insurance, Private Pension Plans and Savings Bonds.

Expenses for Borrowings and Onlendings

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

316	358	13.3	50	358	616.0

The increase is, in large part, resulted from: (i) the increase in the average volume of domestic funding through FINAME onlendings, coupled with rising average interest rates in line with the variation in CDI of 4.2% for 1Q05 as compared to 3.8% for 1Q04; and (ii) the raise from expenses payables to foreign bankers in 1Q05.

This increase reflects the positive exchange variation of 0.4% in 1Q05 against negative exchange variation of 7.1% in 4Q04, with impact on borrowings and onlendings indexed and/or denominated in foreign currency, which represent 50.2% of the Borrowings and Onlendings Portfolio.

Financial Margin

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

3,330	3,999	20.1	3,516	3,999	13.7

The variation was mainly due to: (i) increase in interest income – R$ 348, comprising basically growth in the average volume of business; and (ii) increase in non-interest income – R$ 321, mainly as a result of increased gains with securities, in which we highlight the positive result of R$ 327 recorded with the sale of our stake in Belgo-Mineira’s capital stock.

The variation for the quarter was mainly due to: (i) increase in interest income – R$ 211, comprising basically growth in the average volume of business; and (ii) increase in non-interest income – R$ 272, mainly as a result of increased gains with securities, in which we highlight the positive result of R$ 327 recorded with the sale of our stake in Belgo-Mineira’s capital stock.

Expenses for Allowance for Loan Losses

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

561	635	13.2	489	635	29.9

The increase of R$ 74 in these expenses includes the preventive PDD constitution in 1Q05 of R$ 166, linked to the operations of a large utilities concessionaire, which is under a debt restructuring process. Excluding this effect, these expenses would drop R$ 92, even with the 20.2% increase in the loan portfolio.This performance evidences the constant selectivity and ongoing enhancement of tools/instruments used to grant, recover and monitor the loan portfolio, in line with the continuing recovery of the Brazilian economy, reflecting in the quality of our loan portfolio. In March 2004 and March 2005, our AA – C rated portfolio comprised 90.4% and 92.5%, respectively, of our total loan portfolio.

The increase of R$ 146 in these expenses includes the preventive PDD constitution in 1Q05 of R$ 166, linked to the operations of a large utilities concessionaire, which is under a debt restructuring process. Excluding this effect, these expenses would drop R$ 20, even with the 5.1% increase in the loan portfolio.This performance evidences the constant selectivity and ongoing enhancement of tools/instruments used to grant, recover and monitor the credit portfolio, in line with the continuing recovery of the Brazilian economy, reflected in the quality of our loan portfolio. In December 2004 and March 2005, our AA to C rated portfolio comprised 92.3% and 92.5%, respectively, of our total loan portfolio.

Revenues from Services Rendered

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

1,319	1,661	25.9	1,675	1,661	(0.8)

Growth for the period is derived substantially from the increase in the average volume of transactions coupled with the increase in the client base and with the improvement in the partnership ratio (cross-selling) related to the segmentation process, especially: (i) credit operations – R$ 118; (ii) checking accounts – R$ 80; (iii) income on cards – R$ 48; (iv) asset management – R$ 40; and (v) consortium purchase plan management – R$ 15.

Variation for the quarter was mainly due to the effect of the elimination in a gap of dates in the consolidation of our stake in the affiliated company VISANET in 4Q04, which had an impact on “Income on Cards”– R$ 47. Excluding this effect, we highlight higher revenues from: (i) credit operations – R$ 35: (ii) checking accounts – R$ 22.

Income from Insurance Premiums, Private Pension Plans and Savings Bonds

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

2,994	2,796	(6.6)	3,836	2,796	(27.1)

The variation is detailed in the charts below:			The variation is detailed in the charts below:

a) Insurance Premiums Retained

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

1,464	1,786	22.0	1,770	1,786	0.9

The variation in insurance operations were mainey driven by Health and Auto portfolios. The increase in Health is due to the collective plan – R$ 116, and the expansion in Auto – R$ 148 relates to the launching of a profile which raised in 20% the number of insured clients.
			Retained premiums from insurance remained practically stable in 1Q05 when compared to 4Q04.

b) Private Pension Plan Contributions

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

1,224	726	(40.7)	1,748	726	(58.5)

The variation in the quarter is mainly explained by the increase in redemptions in 2005, in the amount of R$ 366; and to the drop of 8.5% in VGBL/PGBL product sales if compared to 1Q04, both due to the uncertainties raised by the changes in the tax regulation, affecting on a temporary basis the 1Q05’s businesses.

The variation in the quarter is explained by the increase in VGBL redemptions in the amount of R$ 121, and to the drop of 40.0% in VGBL/PGBL product sales if compared to 1Q04, both due to the uncertainties raised by the changes in the tax regulation, affecting on a temporary basis the 1Q05’s businesses, coupled with the 4Q04 seasonal effect.

c) Income on Savings Bonds

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

306	284	(7.2)	318	284	(10.7)

The decrease is a result of the products` commercial strategy, which led to the postponement of the Sales Compaign lauching for 2005.			The decrease is a result, in part, of the products` commercial strategy, which led to the postponement of the Sales Compaign lauching for 2005.

Variation in Technical Reserves for Insurance, Pension Plans and Savings Bonds

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

(878)	(418)	(52.4)	(1,317)	(418)	(68.3)

The variation is detailed in the charts below:			The variation is detailed in the charts below:

a) Variation in Technical Reserves for Insurance

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

22	(392)	-	(127)	(392)	208.7

Variations in technical reserves for insurance are directly related to the production of premiums in their respective effective periods. The most significant variation occurred in the Auto line. In 1Q05, we recorded an extraordinary reserve in the amount of R$ 324 in the Individual Health portfolio, to bring to the same level the premiums for insurance holders over 60 years old whose health insurance plans are prior to the law 9,656/98 and for benefits related to fully settled plans whose holders are still entitled to their benefits (planos remidos).

Variations in technical reserves for insurance are directly related to the production of premiums in their respective effective periods. The most significant variation occurred in the Auto line. In 1Q05, we recorded an extraordinary reserve in the amount of R$ 324 in the Individual Health portfolio, to bring to the same level the premiums for insurance holders over 60 years old whose health insurance plans are prior to the law 9,656/98 and for benefits related to fully settled plans whose holders are still entitled to their benefits (planos remidos).

b) Variation in Technical Reserves for Pension Plans

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

(850)	(11)	(98.7)	(1,200)	(11)	(99.1)

Variations in technical reserves are directly related to new sales, combined with the adjustments carried out in reservestor benefits and redemptions.			Variations in technical reserves are directly related to new sales, combined with the adjustments carried out in reservestor benefits and redemptions.

c) Variation in Technical Reserves for Savings Bonds

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

(50)	(15)	(70.0)	10	(15)	-

The variation in technical reserves results from the new criteria established by SUSEP for the constitution of techinical reserves for contingencies.			In the 4Q04 a reversion of the technical reserve for contingencies was carried out, due to the new criteria established by SUSEP.

Retained Claims

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

(1,232)	(1,372)	11.4	(1,317)	(1,372)	4.2

The increase in this item is mainly due to the raise in reported Health line claims due to the increase in frequency and in hospital costs.			There was no significant variation in the period, being the growth in line with the evolution of premiums earned.

Savings Bond Draws and Redemptions

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

(273)	(246)	(9.9)	(292)	(246)	(15.8)

In 1Q04, there was a large redemption volume of the single payment maturing bond of R$ 5 thousand.			The variation is essentially due to the decreased redemption volume of the single payment bond named “Réveillon 2001”, matured in 4Q04.

Insurance, Pension Plans and Savings Bonds Selling Expenses

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

(212)	(229)	8.0	(234)	(229)	(2.1)

The variation is detailed in the charts below:			The variation is detailed in the charts below:

a) Insurance Product Selling Expenses

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

(173)	(183)	5.8	(189)	(183)	(3.2)

The increase results, basically, from the growth in insurance sales, as the ratio of selling expenses to premiums earned remained in compatible levels in both periods, especially taking into consideration the changes in sales policy held by Bradesco Vida e Previdência.
			Selling expenses from insurance products remained virtually stable in 1Q05 when compared to 4Q04.

b) Pension Plans and Savings Bonds Selling Expenses

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

(39)	(46)	17.9	(45)	(46)	2.2

The increase in expenses during the period in substantially due to the payment of commissions related to the portfolio growth.			Selling expenses from pension plans and savings bonds products remained virtually stable in 1Q05 when compared to 4Q04.

Expenses with Pension Plan Benefits and Redemptions

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

(533)	(745)	39.8	(511)	(745)	45.8

The variation was due to the increase in pension plans redemptions and also to the characteristics of PGBL plans, which allow the participant to redeem at anytime, since observed the grace period, in addition to the change in redemption tax rate from 27.5% in 2004 to 15% in 2005, which led to a concentrated raise in redemption volumes in 1Q05.

The variation was due to the increase in pension plans redemptions and also to the characteristics of PGBL plans, which allow the participant to redeem at anytime, since observed the grace period, in addition to the change in redemption tax rate from 27.5% in 2004 to 15% in 2005, which led to a concentrated raise in redemption volumes in 1Q05.

Personnel Expenses

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

(1,177)	(1,221)	3.7	(1,284)	(1,221)	(4.9)

The variation for the period was mainly due to: (i) payroll increase, as a result of the collective bargaining agreement (8.5%) in September/04 – R$ 109; (ii) higher employee profit sharing expenses – R$ 20; offset by: (iii) decrease in personnel expenses as a result of the synergy in administrative activities.

The variation for the quarter was influenced by extraordinary effects, such as: (i) single payment bonus in 4Q04 – R$ 29; and (ii) concentration of vacation period in 1Q05 – R$ 37. In addition, 1Q05 was impacted by: (iii) higher employee profit sharing expenses – R$ 10 million; and (iv) higher expenses from dismissals – R$ 16 million. If these effects are excluded, a R$ 15 million recurring decrease in expenses is observed.

Other Administrative Expenses

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

(1,208)	(1,192)	(1.3)	(1,289)	(1,192)	(7.5)

The nominal change in this item presents a R$ 16 decrease. However, if such expenses were adjusted by the average inflation of the period, of 9.3%, a R$ 127 real decrease would have been achieved.			If the seasonal effects of advertising and marketing expenses in 4Q04 were excluded, other administrative expenses in 1Q05 would have remained practically stable when compared to 4Q04.

Tax Expenses

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

(336)	(405)	20.5	(411)	(405)	(1.5)

This variation was generated by: (i) the increase in expenses for OFINS – R$ 49, as a result of the rise in taxable income; (ii) the increase in xpenses for ISS – R$ 16, as a result of a change in legislation; and (iii) increased expense for CPMF – R$ 4.
			The increase for the quarter was mainly generated by the decrease in expenses for ISS – R$ 5, which is compatible with the growth in taxable income during the quarter.

Equity in the Earnings of Associated Companies

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

-	(5)	-	44	(5)	-

The variation was mainly derived from decreased results achieved by associated companies for the 1Q05 when compared to 1Q04.			The variation was mainly derived from decreased results in associated companies for the 1Q05 when compared to 4Q04, principally Marlim Participações – R$ 3 and IRB-Brasil Resseguros – R$ 20.

Other Operating Income

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

257	300	16.7	311	300	(3.5)

The variation for the period was mainly derived from: (i) the reversal of other operating provisions in 1Q05 – R$ 79; mitigated by: (ii) decrease in financial revenues – R$ 21; and (iii) reduction in charges recovery revenues – R$ 13.
			The variation for the quarter mainly reflects the reversal of other operating provisions carried out in 4Q04.

Other Operating Expenses

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

(691)	(704)	1.9	(704)	(704)	-

The growth was generated substantially by increased expenses for goodwill amortization, as a result of the acquisition of Zogbi/Promovel – R$ 10.			Other operating expenses remained stable in 1Q05 when compared to 4Q04.

Operating Income

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

799	1,584	98.2	1,534	1,584	3.3

The variation was derived from: (i) increased financial margin – R$ 669; (ii) increase in revenues from services rendered – R$ 342; partially offset by: (iii) decrease in the contribution margin of insurance, private pension plans and savings bonds operations – R$ 80; (iv) increased expenses with allowance for loan losses – R$ 74; and (v) increased tax expenses – R$ 69. For a further detailed variation analysis, the reading of each specific item is recommended.

The variation was derived from: (i) increase in financial margin – R$ 483; (ii) decreased personnel and administrative expenses – R$ 160; partially offset by:(iii) decrease in the contribution margin of insurance, private pension plans and savings bonds operations – R$ 379; (iv) increased expenses with allowance for loan losses – R$ 146; (v) decreased equity in the earnings of associated companies – R$ 50; and (vi) decreased revenues from services rendered – R$ 14. For a further detailed variation analysis, the reading of each specific item is recommended.

Non-operating Income

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

(11)	(6)	(45.5)	(148)	(6)	(95.9)

The variation for the period substantially reflects decreased results in the sale of assets and investments.			The variation for the quarter basically reflects the R$ 132 extraordinary goodwill amortization which was carried out in 4Q04.

Income Tax and Social Contribution

1stQtr./2004	1stQtr./2005	Variation %	4thQtr./2004	1stQtr./2005	Variation %

(179)	(373)	108.4	(321)	(373)	16.2

The variation in the expense for income tax and social contribution for the period reflects tax charges on pre-tax income, after additions and exclusions, as described in Note 35 to the financial statements.

The variation in the expense for income tax and social contribution for the period reflects tax charges on pre-tax income, after additions and exclusions, as described in Note 35 to the financial statements.

Comparative Balance Sheet – R$ million

	March		Variation	December	March	Variation
Assets
	2004	2005	%	2004	2005	%

Current Assets and Long-Term Receivables	155,590	186,534	19.9	179,980	186,534	3.6
Funds Available	2,285	3,058	33.8	2,639	3,058	15.9
Interbank Investments	19,232	21,613	12.4	22,347	21,613	(3.3)
Securities and Derivative Financial
Instruments	53,152	64,842	22.0	62,422	64,842	3.9
Interbank and Interdepartmental
Accounts	12,883	16,393	27.2	16,235	16,393	1.0
Restricted Deposits:
Brazilian Central Bank	12,422	15,676	26.2	15,696	15,676	(0.1)
Other	461	717	55.5	539	717	33.0
Credit And Leasing Operations	44,120	55,894	26.7	53,447	55,894	4.6
Credit and Leasing Operations	48,136	60,041	24.7	57,440	60,041	4.5
Allowance for Loan Losses	(4,016)	(4,147)	3.3	(3,993)	(4,147)	3.9
Other Receivables and Assets	23,918	24,734	3.4	22,890	24,734	8.1
Foreign Exchange Portfolio	9,542	8,616	(9.7)	7,337	8,616	17.4
Other Receivables and Assets	14,552	16,272	11.8	15,705	16,272	3.6
Allowance for Loan Losses	(176)	(154)	(12.5)	(152)	(154)	1.3
Permanent Assets	5,381	4,765	(11.4)	4,946	4,765	(3.7)
Investments	847	1,108	30.8	1,101	1,108	0.6
Property and Equipment in Use and
Leased Assets	2,377	2,176	(8.5)	2,289	2,176	(4.9)
Deferred Charges	2,157	1,481	(31.3)	1,556	1,481	(4.8)
Deferred Charges	534	535	0.2	530	535	0.9
Goodwill on Acquisition of Subsidiaries,
Net of Amortization	1,623	946	(41.7)	1,026	946	(7.8)
Total	160,971	191,299	18.8	184,926	191,299	3.4
Liabilities
Current and Long-Term Liabilities	147,251	174,665	18.6	169,595	174,665	3.0
Deposits	59,186	71,372	20.6	68,643	71,372	4.0
Demand Deposits	12,605	14,924	18.4	15,298	14,924	(2.4)
Savings Deposits	21,929	24,448	11.5	24,783	24,448	(1.4)
Interbank Deposits	63	17	(73.0)	19	17	(10.5)
Time Deposits	24,589	31,807	29.4	28,459	31,807	11.8
Other Deposits	–	176	–	84	176	109.5
Funds Obtained in the Open Market	15,084	21,858	44.9	22,886	21,858	(4.5)
Funds from Issuance of Securities	6,561	5,035	(23.3)	5,057	5,035	(0.4)
Securities Issued Abroad	5,472	4,310	(21.2)	4,376	4,310	(1.5)
Other Resources	1,089	725	(33.4)	681	725	6.5
Interbank and Interdepartmental
Accounts	1,180	1,318	11.7	1,920	1,318	(31.4)
Borrowings and Onlendings	15,816	15,634	(1.2)	15,960	15,634	(2.0)
Borrowings	7,796	7,419	(4.8)	7,561	7,419	(1.9)
Onlendings	8,020	8,215	2.4	8,399	8,215	(2.2)
Derivative Financial Instruments	339	1,485	338.1	173	1,485	758.4
Technical Reserves for Insurance, Private
Pension Plans and Savings Bonds	27,947	35,328	26.4	33,669	35,328	4.9
Other Liabilities	21,138	22,635	7.1	21,287	22,635	6.3
Foreign Exchange Portfolio	4,546	3,627	(20.2)	3,011	3,627	20.5
Taxes and Social Security Contributions,
Social and Statutory Payables	4,633	4,727	2.0	5,395	4,727	(12.4)
Subordinated Debt	5,141	6,117	19.0	5,972	6,117	2.4
Sundry	6,818	8,164	19.7	6,909	8,164	18.2
Deferred Income	27	44	63.0	45	44	(2.2)
Minority Interest in Subsidiaries	68	52	(23.5)	71	52	(26.8)
Stockholders’ Equity	13,625	16,538	21.4	15,215	16,538	8.7
Total	160,971	191,299	18.8	184,926	191,299	3.4

Equity Analysis - R$ million

Available Funds

March/2004	March/2005	Variation %	December/2004	March/2005	Variation %

2,285	3,058	33.8	2,639	3,058	15.9

The increase for the period reflects: (i) the increase in the local currency cash funds volume – R$ 751; and (ii) increase in the volume of foreign currency cash funds – R$ 22.			The increase for the quarter is mainly due to: (i) the increase in the local currency cash funds volume – R$ 285; and (ii) increase in the volume of foreign currency cash funds – R$ 134.

Interbank Investments

March/2004	March/2005	Variation %	December/2004	March/2005	Variation %

19,232	21,613	12.4	22,347	21,613	(3.3)

The growth for the period reflects: (i) increase in open market investments, third-party and own portfolio positions – R$ 2,003 and R$ 95, respectively; and (ii) expansion in interbank deposits – R$ 283.

The variation for the quarter reflects: (i) decrease in investments in interbank deposits – R$ 968; and (ii) drop in open market investments, third-party positions – R$ 147; partially offset by: (iii) increase in open market investments, own portfolio position – R$ 381.

Securities (TVM) and Derivative Financial Instruments

March/2004	March/2005	Variation %	December/2004	March/2005	Variation %

53,152	64,842	22.0	62,422	64,842	3.9

The variation in the period is mainly due to: (i) additional funds derived from the increase in funding, particularly technical reserves for insurance, private pension plans and savings bonds, as well as issuance of subordinated debt; partially offset by: (ii) negative exchange variation of 8.3% for the quarter, impacting foreign-currency indexed and/or denominated securities, which comprise 13.8% of the portfolio; and (iii) the redemption/maturity of securities during the period. It is worth to emphasize that there were, no changes in the profile of the securities portfolio in the period (excluded from Purchase and Sale Commitments), from 68.8% to 68.3% of “Trading Securities”; from 20.0% to 23.7% of “Securities Available for Sale”; and of 11.2% to 8.0% of “Securities Held to Maturity”, in March/04 and March/05, respectively. In March/05, of the total portfolio (excluded from Purchase and Sale Commitments), 62.8% were represented by Government Securities, 16.0% by Corporate Bonds and 21.2% by PGBL and VGBL.
			The variation in the quarter is a result of: (i) securities’ adjustment which was carried out during the quarter; and partially offset by: (ii) the redemption/maturity of securities.

Interbank and Interdepartmental Accounts

March/2004	March/2005	Variation %	December/2004	March/2005	Variation %

12,883	16,393	27.2	16,235	16,393	1.0

The variation for the period reflects the increase in compulsory Brazilian Central Bank (BACEN) deposits, as a result of the increase in the volume of demand and savings deposits, which grew 18.4% and 11.5%, respectively.

The increase for the quarter mainly reflects the balancing of checks and other documents recorded in the “Unsettled Payments and Receipts”. The balance of March/05 was influenced by the decrease in the volume of demand and savings deposits, which dropped 2.4% and 1.4%, respectively, in the quarter.

Credit and Leasing Operations

March/2004	March/2005	Variation %	December/2004	March/2005	Variation %

54,894	65,979	20.2	62,788	65,979	5.1

Growth for the 12-month period was mainly due to: (i) the individual customer portfolio, up 44.2%, in particular in the Auto CDC products, up by 53.5%, Personal Credit, up by 65.8% and Onlendings – BNDES, up by 124.6%, reflecting increased consumer confidence in the present economic scenario. In the corporate portfolio, the growth rate was of 9.9%, as a result of the 21.6% increase of the micro, small and medium business portfolio, coupled with a 1.9% raise in the portfolio of large companies. In the corporate portfolio, we highlight the “Guaranteed Account”, up by 18.8%, Auto Financing, up by 72.0% and Working Capital, up by 19.2%, following the maintenance of the economic activity level, in both foreign and domestic markets in the period; partially offset by: (ii) negative exchange variation of 8.3% for the period, affecting foreign-currency indexed and/or denominated contracts, comprising 10.2% of th io. It is worth to note that the loan portfolio presented concentration of 25.4% of its operations with the 100 largest borrowers in March/05, against 31.1% in March/04. Of the Total Loan Portfolio in Normal Course in March/05, (R$ 61,634), 39.2% is falling due in up to 90 days.
N.B. includes advances on foreign exchange contracts and other receivables and does not include the allowance for loan losses, as described in Note 12 to the financial statements.

Growth for the quarter was mainly due to the expansion of the individual customer portfolio, up 11.9%, in particular in the Auto CDC products, up by 10.0%, Personal Credit, up by 28.7% and Onlendings – BNDES, up by 12.5%. In the corporate portfolio, the growth rate was of 1.6% and we highlight the Working Capital, up by 3.3%, “Guaranteed Account”, up by 4.5% and Export Financing, up by 8.0%. The loan portfolio presented concentration of 25.4% of its operations with the 100 largest borrowers against 26.6% in December/04.
N.B. includes advances on foreign exchange contracts and other receivables and does not include the allowance for loan losses.

Allowance for Loan Losses (PDD)

March/2004	March/2005	Variation %	December/2004	March/2005	Variation %

(4,192)	(4,301)	2.6	(4,145)	(4,301)	3.8

The variation in the PDD balance for the period was due to: (i) the increase in the volume of credit operations; and (ii) the preventive PDD constitution in 1Q05 of R$ 166, linked to the operations of a large utilities concessionaire, which is under a debt restructuring process; mitigated by: (iii) the constant improvement in quality of the Bank’s loan portfolio. We noted that the ratio of total PDD to the credit portfolio dropped from 7.6% in March/04 to 6.5% in March/05, and the ratio of allowance coverage to the abnormal course credit portfolio, rated from D to H, increased from 153.9% in March/04 to 162.2% in March/05. These ratios evidence the improvement in credit portfolio quality, as a result of our safe, selective and consistent credit granting strategy, coupled with the improved Brazilian economy. In 1Q05, R$ 2,115 was recorded as PDD and R$ 2,006 was written-off. Additional allowance over minimum require increased from R$ 884 in March/04 to R$ 938 in March/05.

The evolution of PDD balance for the period was due to (i) the increase in the volume of credit operations; and (ii) the preventive PDD constitution in 1Q05 of R$ 166, linked to the operations of a large utilities concessionaire, which is under a debt restructuring process; mitigated by: (iii) the constant improvement in quality of the Bank’s loan portfolio. We noted that the ratio of total PDD to the credit portfolio dropped from 6.6% in December/04 to 6.5% in March/05, and the ratio of allowance coverage to the abnormal course credit portfolio, rated from D to H, went from 169.8% in December/04 to 162.2% in March/05. In 1Q05, R$ 635 was recorded as PDD and R$ 479 was written-off. Additional allowance over minimum requirements increased from R$ 925 in December/04 to R$ 938 in March/05.

Other Receivables and Assets

March/2004	March/2005	Variation %	December/2004	March/2005	Variation %

23,402	24,248	3.6	22,491	24,248	7.8

This variation is mainly due to the raise in accounts receivable related to: (i) credit cards transactions which do not involve the granting of credit; and (ii) transactions involving trading of shares of publicly-held companies; partially offset by: (iii) decrease in fx portfolio volume.
N.B. Balances are deducted (net of corresponding PDD) of R$ 516 in March/04 and of R$ 486 in March/05, allocated to the “Credit Operations and Leasing Operations” and “Allowance for Loan Losses” accounts.

The variation for the quarter mostly reflects: (i) the increase in fx portfolio volume; and (ii) transactions involving trading of shares of publicly-held companies.
N.B. Balances are deducted (net of corresponding PDD) of R$ 399 in December/04 and of R$ 486 in March/05, allocated to the “Credit Operations and Leasing Operations” and “Allowance for Loan Losses” accounts.

Permanent Assets

March/2004	March/2005	Variation %	December/2004	March/2005	Variation %

5,381	4,765	(11.4)	4,946	4,765	(3.7)

The variation for the period substantially reflects: (i) amortization of goodwill in subsidiaries – R$ 724, R$ 370 of which was amortized on an extraordinary basis in the period; partially offset by (ii) equity in the earnings of subsidiary and associated companies for the period.

The variation for the quarter was substantially due to: (i) amortization of goodwill in subsidiaries totaling R$ 96; (ii) sale of property and equipment in use, in the amount of R$ 40 in 1Q05;and (iii) depreciation/amortization of items of the permanent assets – R$ 70.

Demand Deposits

March/2004	March/2005	Variation %	December/2004	March/2005	Variation %

12,605	14,924	18.4	15,298	14,924	(2.4)

The increase for the 12-month period is due to the economy recovery, as well as to the growth in the client base by means of individual customers, in the amount of R$ 369, as well as the raise in the funds obtained from corporate customers, totaling R$ 1,950.
			The variation is due to the seasonal effects of these periods, of higher liquidity in the economy in 4Q04, which resources are dried up and used in 1Q05.

Savings Deposits

March/2004	March/2005	Variation %	December/2004	March/2005	Variation %

21,929	24,448	11.5	24,783	24,448	(1.4)

This growth in the period reflects substantially: (i) increase in the client base; and (ii) 8.3% remuneration (TR + 0.5% p.m.) for the period on deposits.			The decrease for the quarter is due to: (i) withdrawals from individual clients; mitigated by: (ii) 2.1% remuneration (TR + 0.5% p.m.) for 1Q05 on deposits.

Time Deposits

March/2004	March/2005	Variation %	December/2004	March/2005	Variation %

24,589	31,807	29.4	28,459	31,807	11.8

The increment is mostly due to: (i) remuneration recognized for the period; and (ii) increased volume, partly, by institutional investors.			The growth for the quarter is due to: (i) income accrued; and (ii) increase in loan demand.

Interbank Deposits and Other Deposits

March/2004	March/2005	Variation %	December/2004	March/2005	Variation %

63	193	206.3	103	193	87.4

The variation for the period is mainly due to the introduction of the Investment Account, which became effective on October 1, 2004.			The variation for the quarter is substantially due to the growth in volume of funding obtained with the introduction of the Investment Account, effective on October 1, 2004.

Funds Obtained in the Open Market

March/2004	March/2005	Variation %	December/2004	March/2005	Variation %

15,084	21,858	44.9	22,886	21,858	(4.5)

The variation in this account balance for the period was mostly due to: (i) increase in the third-party portfolio – R$ 2,004; and (ii) increase in own portfolio – R$ 4,770.
N.B. includes investment funds and managed portfolio resources invested in purchase and sale commitments with Bradesco, the investors in which are subsidiary companies included in the consolidated financial statements in the amounts of R$ 8,108 (March/04) and R$ 8,811 (March/05).

The variation in this account balance for the quarter was mostly due to: (i) decrease in own portfolio – R$ 872; and (ii) decrease in the unrestricted notes portfolio – R$ 207; partially offset by: (iii) increase in third-party portfolio – R$ 51.
N.B. includes investment funds and managed portfolio resources invested in purchase and sale commitments with Bradesco, the investors in which are subsidiary companies included in the consolidated financial statements in the amounts of R$ 10,234 (December/04) and R$ 8,811 (March/05).

Funds from Issuance of Securities

March/2004	March/2005	Variation %	December/2004	March/2005	Variation %

6,561	5,035	(23.3)	5,057	5,035	(0.4)

The decrease is due to the redemption of securities issued abroad (Eurobonds) matured and not renewed during the period, coupled with the negative exchange variation of 8.3% for the period.			The decrease in the quarter is due to the payment of interest on securities issued abroad (Eurobonds).

Interbank and Interdepartmental Accounts

March/2004	March/2005	Variation %	December/2004	March/2005	Variation %

1,180	1,318	11.7	1,920	1,318	(31.4)

The variation reflects mainly the increased volume of foreign currency money orders in March/05, of R$ 842, as compared to March/04, of R$ 778.			The variation reflects mainly the reduced volume of domestic currency money orders in March/05, of R$ 159, as compared to December/04, of R$ 554.

Borrowings and Onlendings

March/2004	March/2005	Variation %	December/2004	March/2005	Variation %

15,816	15,634	(1.2)	15,960	15,634	(2.0)

The variation for the period is due substantially to: (i) negative exchange variation of 8.3% in the period, since a portion of these transactions are indexed and/or denominated in foreign currency; (ii) settlement of a portion of past due transactions; and partially offset by; (iii) increase in the volume of funds obtained in Brazil via FINAME onlendings.
			The decrease for the quarter is mainly due to settlement of a portion of past due transactions, of both indexed and/or denominated in foreign currency and BNDES/CEF onlendings operations.

Other Liabilities and Derivative Financial Instruments

March/2004	March/2005	Variation %	December/2004	March/2005	Variation %

27,543	29,418	6.8	26,256	29,418	12.0

The variation was due mostly to: (i) new issuance of subordinated debt in foreign currency; (ii) transactions involving trading of shares of publicly-held companies; (iii) liabilities related to the forward sale of derivative financial instruments; and offset by: (iv) negative exchange variation of 8.3% for the period on balances of a portion of subordinated debt and fx portfolio; and (v) decrease in the volume of the fx portfolio;
N.B. excludes advances on foreign exchange contracts of R$ 6,065 and R$ 5,298, allocated to the specific account in credit operations in March/04 and March/05, respectively.

The variation for the quarter reflects substantially: (i) transactions involving trading of shares of publicly-held companies; (ii) liabilities related to the forward sale of derivative financial instruments; and (iii) increase in the volume of the fx portfolio.
N.B. excludes advances on foreign exchange contracts of R$ 4,797 and R$ 5,298, allocated to the specific account in credit operations in December/04 and March/05, respectively.

Technical Reserves for Insurance, Private Pension Plans and Savings Bonds

March/2004	March/2005	Variation %	December/2004	March/2005	Variation %

27,947	35,328	26.4	33,669	35,328	4.9

The increase for the period reflects mainly the increased sales of private supplementary pension plans and insurance policies, in particular, PGBL and VGBL products, as well as price-level restatement and interest on technical reserves.
			The growth for the quarter is substantially due to price-level restatement and interest on technical reserves.

Minority Interest in Subsidiaries

March/2004	March/2005	Variation %	December/2004	March/2005	Variation %

68	52	(23.5)	71	52	(26.8)

The reduction in the period is basically resulted from the complete merge of Bradesco Seguros’ minority stockholders into Banco Bradesco.			The reduction in the quarter is mainly a result of the complete merge of Bradesco Seguros’ minority stockholders into Banco Bradesco.

Stockholders’ Equity

March/2004	March/2005	Variation %	December/2004	March/2005	Variation %

13,625	16,538	21.4	15,215	16,538	8.7

This variation is due to: (i) appropriation of net income for the period – R$ 3,657; (ii) capital increase which became effective – R$ 712; (iii) record of goodwill in stock subscription R$ 24; (iv) other R$ 2; offset by: (v) decrease in the mark-to-market adjustment reserve of securities and derivatives – R$ 83; (vi) acquisition of own stocks to be held on treasury – R$ 34; and (vii) Interest to Own Capital, paid and accrued – R$ 1,365.

This variation is due to: (i) appropriation of net income for the period – R$ 1,205; (ii) capital increase which became effective – R$ 712; (iii) record of goodwill in stock subscription R$ 24; offset by: (iv) decrease in the mark-to-market adjustment reserve of securities and derivatives – R$ 222; (v) acquisition of own stocks to be held on treasury – R$ 30; and (vi) Interest to Own Capital, paid and accrued – R$ 366.

2 – Main Statement of Income Information

Consolidated Statement of Income – R$ thousand

			Years

	2004	2003	2002	2001	2000

Revenues from Financial Intermediation	26,203,227	28,033,866	31,913,379	21,411,673	15,519,008
Credit Operations	12,731,435	12,294,528	15,726,929	11,611,236	7,787,745
Leasing Operations	300,850	307,775	408,563	420,365	512,962
Securities Transactions	4,921,179	7,832,965	9,527,663	7,367,600	6,122,486
Financial Income on Insurance, Private Pension Plans and
Savings Bonds	5,142,434	5,359,939	3,271,913	–	–
Derivative Financial Instruments	1,238,890	55,192	(2,073,247)	(270,572)	–
Foreign Exchange Transactions	691,302	797,702	4,456,594	2,045,092	872,234
Compulsory Deposits	1,177,137	1,385,765	594,964	237,952	223,581
Expenses from Financial Intermediation	12,972,347	14,752,199	20,441,257	11,302,709	7,680,225
Funding Operations	8,486,003	10,535,497	10,993,327	6,986,027	5,521,407
Price-level Restatement and Interest on Technical Reserves for
Insurance, Private Pension Plans and Savings Bonds	3,215,677	3,120,342	2,241,283	–	–
Borrowings and Onlendings	1,253,175	1,083,379	7,194,161	4,316,682	2,158,725
Leasing Operations	17,492	12,981	12,486	–	93
Financial Margin	13,230,880	13,281,667	11,472,122	10,108,964	7,838,783
Allowance for Loan Losses	2,041,649	2,449,689	2,818,526	2,010,017	1,451,912
Gross Result from Financial Intermediation	11,189,231	10,831,978	8,653,596	8,098,947	6,386,871
Other Operating Income (Expenses)	(7,071,120)	(7,278,870)	(6,343,850)	(5,324,166)	(4,647,041)
Revenues from Services Rendered	5,824,368	4,556,861	3,711,736	3,472,560	3,042,699
Operating Income on Insurance, Private Pension Plans and
Savings Bonds	(60,645)	(148,829)	658,165	(587,842)	(505,369)
Income on Insurance Premiums, Private Pension Plans and
Savings Bonds	13,283,677	11,726,088	10,134,873	8,959,259	6,919,942
– Net Premiums Written	15,389,170	13,111,896	10,687,384	9,413,039	7,258,148
– Reinsurance Premiums and Redeemed Premiums	(2,105,493)	(1,385,808)	(552,511)	(453,780)	(338,206)
Variation in Technical Reserves for Insurance,
Private Pension Plans and Savings Bonds	(3,964,106)	(3,670,163)	(2,784,647)	(3,492,217)	(3,001,118)
Retained Claims	(5,159,188)	(3,980,419)	(3,614,963)	(3,251,706)	(2,511,146)
Savings Bonds Draws and Redemptions	(1,223,287)	(1,099,554)	(720,932)	(744,402)	(355,243)
Insurance, Private Pension Plans and Savings Bonds
Selling Expenses	(867,094)	(762,010)	(667,527)	(689,352)	(645,020)
Expenses with Pension Plans Benefits and Redemptions	(2,130,647)	(2,362,771)	(1,688,639)	(1,369,424)	(912,784)
Personnel Expenses	(4,969,007)	(4,779,491)	(4,075,613)	(3,548,805)	(3,220,607)
Other Administrative Expenses	(4,937,143)	(4,814,204)	(4,028,377)	(3,435,759)	(2,977,665)
Tax Expenses	(1,464,446)	(1,054,397)	(847,739)	(790,179)	(670,138)
Equity in the Earnings of Associated Companies	163,357	5,227	64,619	70,764	156,300
Other Operating Income	1,198,532	1,697,242	1,320,986	1,326,459	902,807
Other Operating Expenses	(2,826,136)	(2,741,279)	(3,147,627)	(1,831,364)	(1,375,068)
Operating Income	4,118,111	3,553,108	2,309,746	2,774,781	1,739,830
Non-operating Income	(491,146)	(841,076)	186,342	(83,720)	(123,720)
Income Before Taxes and Profit Sharing	3,626,965	2,712,032	2,496,088	2,691,061	1,616,110
Provision for Income Tax and Social Contribution	(554,345)	(396,648)	(460,263)	(502,257)	(258,776)
Non-recurring/Extraordinary Income	–	–	–	–	400,813
Minority Interest in Subsidiaries	(12,469)	(9,045)	(13,237)	(18,674)	(17,982)
Net Income	3,060,151	2,306,339	2,022,588	2,170,130	1,740,165
Return on Stockholders' Equity (Annualized)	20.11%	17.02%	18.65%	22.22%	21.50%
Financial Margin/Total Assets (Annualized)	7.15%	7.54%	8.03%	9.18%	8.26%

	2005	2004				2003

	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.

Revenues from Financial Intermediation	8,109,264	6,201,944	5,525,100	7,719,563	6,756,620	7,443,322	7,911,617	5,434,443
Credit Operations	3,709,114	3,102,037	2,870,585	3,659,023	3,099,790	3,169,261	3,504,644	2,685,193
Leasing Operations	86,587	85,556	73,467	56,715	85,112	78,660	85,952	65,777
Securities Transactions	1,655,203	758,491	361,241	2,120,909	1,680,538	2,230,775	2,312,036	1,333,343
Financial Income on Insurance, Private Pension
Plans and Savings Bonds	1,769,232	1,379,157	1,337,097	1,181,151	1,245,029	1,411,927	1,334,756	1,172,214
Derivative Financial Instruments	365,161	529,925	582,105	(68,697)	195,557	8,877	33,158	(360,489)
Foreign Exchange Transactions	172,077	28,645	(746)	502,246	161,157	254,543	275,508	168,153
Compulsory Deposits	351,890	318,133	301,351	268,216	289,437	289,279	365,563	370,252
Expenses from Financial Intermediation	4,110,234	2,686,069	2,220,925	4,639,047	3,426,306	3,800,058	4,754,050	2,481,788
Funding Operations	2,809,934	1,709,830	1,291,812	3,029,988	2,454,373	2,605,171	3,434,326	1,826,314
Price-level Restatement and Interest on Technical
Reserves for Insurance, Private Pension Plans and
Savings Bonds	939,051	922,018	942,651	698,695	652,313	701,184	761,148	755,950
Borrowings and Onlendings	357,989	49,921	(18,123)	905,617	315,760	490,305	555,389	(103,670)
Leasing Operations	3,260	4,300	4,585	4,747	3,860	3,398	3,187	3,194
Financial Margin	3,999,030	3,515,875	3,304,175	3,080,516	3,330,314	3,643,264	3,157,567	2,952,655
Allowance for from Loan Losses	634,597	488,732	478,369	513,554	560,994	451,516	603,139	586,565
Gross Result from Financial Intermediation	3,364,433	3,027,143	2,825,806	2,566,962	2,769,320	3,191,748	2,554,428	2,366,090
Other Operating Income (Expenses)	(1,780,622)	(1,491,990)	(1,663,296)	(1,945,378)	(1,970,456)	(2,305,000)	(1,887,139)	(1,506,993)
Revenues from Services Rendered	1,661,349	1,675,594	1,454,636	1,375,202	1,318,936	1,274,590	1,182,359	1,082,637
Operating Income on Insurance, Private Pension
Plans and Savings Bonds	(214,846)	165,276	36,050	(127,324)	(134,647)	(94,771)	(86,292)	37,778
Income on Insurance Premiums, Private Pension
Plans and Savings Bonds	2,795,695	3,836,157	3,464,550	2,989,637	2,993,333	3,434,634	2,873,832	2,728,022
– Net Premiums Written	3,615,722	4,471,433	3,999,901	3,487,258	3,430,578	3,807,546	3,508,165	2,812,494
– Reinsurance Premiums and Redeemed
Premiums	(820,027)	(635,276	(535,351)	(497,621)	(437,245)	(372,912)	(634,333)	(84,472)
Variation in Technical Reserves for Insurance,
Private Pension Plans and Savings Bonds	(418,418)	(1,316,961)	(1,076,201)	(693,433)	(877,511)	(1,143,458)	(863,897)	(708,447)
Retained Claims	(1,372,058)	(1,317,196)	(1,328,082)	(1,281,728)	(1,232,182)	(920,068)	(1,066,766)	(1,055,767)
Savings Bonds Draws and Redemptions	(246,491)	(291,770)	(312,043)	(346,151)	(273,323)	(301,838)	(283,009)	(282,275)
Insurance, Private Pension Plans and Savings
Bonds Selling Expenses	(228,824)	(233,846)	(215,775)	(205,157)	(212,316)	(208,229)	(190,761)	(182,499)
Expenses with Pension Plans Benefits and
Redemptions	(744,750)	(511,108)	(496,399)	(590,492)	(532,648)	(955,812)	(555,691)	(461,256)
Personnel Expenses	(1,220,723)	(1,284,423)	(1,273,981)	(1,233,345)	(1,177,258)	(1,272,063)	(1,306,415)	(1,147,838)
Other Administrative Expenses	(1,192,379)	(1,288,511)	(1,225,032)	(1,215,747)	(1,207,853)	(1,327,995)	(1,232,599)	(1,152,697)
Tax Expenses	(404,595)	(411,494)	(373,965)	(343,100)	(335,887)	(293,466)	(254,650)	(238,429)
Equity in the Earnings of Associated Companies	(5,641)	44,797	(3,708)	122,309	(41)	30,723	7,218	(27,989)
Other Operating Income	299,840	310,663	350,660	279,688	257,521	246,922	422,630	517,507
Other Operating Expenses	(703,627)	(703,892)	(627,956)	(803,061)	(691,227)	(868,940)	(619,390)	(577,962)
Operating Income	1,583,811	1,535,153	1,162,510	621,584	798,864	886,748	667,289	859,097
Non-operating Income	(5,850)	(148,183)	(129,249)	(202,568)	(11,146)	(73,495)	9,854	(95,872)
Income Before Taxes and Profit Sharing	1,577,961	1,386,970	1,033,261	419,016	787,718	813,253	677,143	763,225
Provision for Income Tax and Social
Contribution	(372,813)	(322,116)	(278,499)	224,907	(178,637)	(95,620)	(111,614)	(242,190)
Minority Interest in Subsidiaries	277	(7,101)	(2,413)	(2,587)	(368)	(2,496)	(1,638)	(1,325)
Net Income	1,205,425	1,057,753	752,349	641,336	608,713	715,137	563,891	519,710
Return on Stockholders' Equity (Annualized)	32.50%	30.85%	22.13%	20.16%	19.10%	22.85%	18.56%	17.66%
Financial Margin/Total Assets (Annualized)	8.63%	7.82%	7.56%	7.18%	8.54%	8.54%	7.91%	7.87%

Results by Business Segment – R$ million

	1st Quarter of 2005

	Financial Segment		Insurance Segment		Other Segments	Amount Eliminated	Consolidated Bradesco

	Local	Foreign	Local	Foreign

Gross Result from Financial Intermediation	2,323	189	848	–	1	3	3,364
Other Operating Income (Expenses)	(1,728)	(18)	(421)	–	11	(3)	(2,159)
Revenues from Services Rendered	1,480	2	96	–	210	(127)	1,661
Personnel Expenses	(1,078)	(6)	(75)	–	(62)	–	(1,221)
Other Administrative Expenses	(1,145)	(13)	(124)	–	(46)	136	(1,192)
Other Revenue (Expenses)	(985)	(1)	(318)	–	(91)	(12)	(1,407)
Net Income 1st Qtr./2005	595	171	427	–	12	–	1,205
Net Income 1st Qtr./2004	354	84	164	–	7	–	609

Income Breakdown – in percentage

Variation in the Main Statement of Income Items

1st Quarter of 2005 compared to the 1st Quarter of 2004 – R$ million

(*)
Composition: Premiums and Net Contributions of variations in Technical Reserves for Insurance, Private Pension Plans and Savings Bonds deducted from Claims, Redemptions, Benefits and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Reserves, which are included in the Financial Margin.

1st Quarter of 2005 compared to the 4th Quarter of 2004 – R$ million

(*)
Composition: Premiums and Net Contributions of variations in Technical Reserves for Insurance, Private Pension Plans and Savings Bonds deducted from Claims, Redemptions, Benefits and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Reserves which are included in the Financial Margin.

Increase in Financial Margin Items plus Exchange Adjustment

1st Quarter of 2005 compared to the 1st Quarter of 2004 – R$ million

(1)	Includes Income on Credit Operations + Income on Leasing Operations + Income on Foreign Exchange Transactions (Note 13a).
(2)
Includes Interest and Charges on Deposits, excluding Expenses for Purchase and Sale Commitments + Expenses for Borrowings and Onlendings + Income on Compulsory Deposits + Adjustments to Income on Foreign Exchange Transactions (Note 13a).

(3)
Includes Income on Securities Transactions, less expenses with Purchase and Sale Commitments + Financial Income on Insurance, Private Pension Plans and Savings Bonds + Income on Derivative Financial Instruments + Adjustments to Income on Foreign Exchange Transactions (Note 13a).

(4)	Includes price-level restatement and interest on Technical Reserves for Insurance, Private Pension Plans and Savings Bonds.

1st Quarter of 2005 compared to the 4th Quarter of 2004 – R$ million

(1)	Includes Income on Credit Operations + Income on Leasing Operations + Income on Foreign Exchange Transactions (Note 13a).
(2)
Includes Interest and Charges on Deposits, excluding Expenses for Purchase and Sale Commitments + Expenses for Borrowings and Onlendings + Income on Compulsory Deposits + Adjustments to Income on Foreign Exchange Transactions (Note 13a).

(3)
Includes Income on Securities Transactions, less expenses with Purchase and Sale Commitments + Financial Income on Insurance, Private Pension Plans and Savings Bonds + Income on Derivative Financial Instruments + Adjustments to Income on Foreign Exchange Transactions (Note 13a).

(4)	Includes price-level restatement and interest on Technical Reserves for Insurance, Private Pension Plans and Savings Bonds.

Analysis of the Adjusted Financial Margin and Average Rates

Credit Operations x Income

R$ million	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Credit Operations	45,181	46,358	54,080	57,024
Leasing Operations	1,430	1,398	1,556	1,717
Advances on Foreign Exchange Contracts	6,175	6,124	5,207	5,047
1 – Total – Average Balance (Quarterly)	52,786	53,880	60,843	63,788
2 – Income (Credit Operations, Leasing and Exchange) (*)	3,248	3,204	3,258	3,827
3 – Average Return Annualized Exponentially (2/1)	27.0%	26.0%	23.2%	26.2%

(*)	Includes Income from Credit Operations, Net Results from Leasing Operations and adjusted Results on Foreign Exchange Transactions (Note 13a).

Securities x Income on Securities Transactions

R$ million	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Securities	50,855	53,478	60,288	63,632
Interbank Investments	30,141	25,478	23,736	21,980
Subject to Repurchase Agreements	(27,931)	(23,938)	(22,219)	(22,372)
Derivative Financial Instruments	(192)	(196)	(241)	(830)
4 – Total – Average Balance (Quarterly)	52,873	54,822	61,564	62,410
5 – Income on Securities Transactions
(Net of Expenses for Repurchase Agreements) (*)	2,632	2,176	1,835	2,853
6 – Average Rate Annualized Exponentially (5/4)	21.4%	16.8%	12.5%	19.6%

(*)	Includes Financial Income on Insurance, Private Pension Plans and Savings Bonds, Derivative Financial Instruments and Foreign Exchange Adjustments (Note 13a).

Total Assets x Income from Financial Intermediation

R$ million	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

7 – Total Assets - Average Balance (Quarterly)	170,231	168,534	182,315	188,113
8 – Income from Financial Intermediation	7,443	6,757	6,202	8,109
9 – Average Rate Annualized Exponentially (8/7)	18.7%	17.0%	14.3%	18.4%

Funding x Expenses

R$ million	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Deposits	58,185	58,605	66,715	70,008
Funds from Acceptance and Issuance of Securities	7,371	6,704	5,587	5,046
Interbank and Interdepartmental Accounts	1,893	1,746	1,830	1,619
Subordinated Debt	4,238	5,068	6,031	6,045
10 – Total Funding - Average Balance (Quarterly)	71,687	72,123	80,163	82,718
11 – Expenses (*)	1,286	1,228	563	1,538
12 – Average Rate Annualized Exponentially (11/10)	7.4%	7.0%	2.8%	7.6%

(*)	Funding Expenses without Repurchase Agreements, less Income on Compulsory Deposits and Foreign Exchange Adjustments (Note 13a).

Technical Reserves for Insurance, Private Pension Plans and Savings Bonds x Expenses

R$ million	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

13 – Technical Reserves for Insurance, Private Pension Plans and Savings Bonds – Average Balance (Quarterly)	25,435	27,178	32,627	34,499
14 – Expenses (*)	701	652	922	939
15 – Average Rate Annualized Exponentially (14/13)	11.5%	10.0%	11.8%	11.3%

(*)	Price-level Restatement and Interest on Technical Reserves for Insurance, Private Pension Plans and Savings Bonds.

Borrowings and Onlendings (Domestic and Foreign) x Expenses

R$ million	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Borrowings	7,673	7,510	8,128	7,490
Onlendings	7,318	7,795	8,209	8,306
16 – Total Borrowings and Onlendings - Average Balance (Quarterly)	14,991	15,305	16,337	15,796
17 – Expenses for Borrowings and Onlendings (*)	249	169	92	204
18 – Average Rate Annualized Exponentially (17/16)	6.8%	4.5%	2.3%	5.3%

(*)	Includes Foreign Exchange adjustments (Note 13a).

Total Assets x Financial Margin

R$ million	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

19 – Total Assets – Average Balance (Quarterly)	170,231	168,534	182,315	188,113
20 – Financial Margin (*)	3,643	3,330	3,516	3,999
21 – Average Rate Annualized Exponentially (20/19)	8.8%	8.1%	7.9%	8.8%

(*)	Gross Income from Financial Intermediation excluding Allowance for Loan Losses (PDD).

Financial Market Indicators

Analysis of Financial Margin

Bradesco’s consolidated financial margin (before PDD) totaled R$ 3,999 million in 1Q05, up by 13.7% when compared to 4Q04 (R$ 3,516 million) and by 20.1% in relation to the same quarter in 2004 (R$ 3,330 million).

The average volume of operations in 1Q05 was responsible for a growth of R$ 146 million in financial margin when compared to 4Q04 and of R$ 410 million when compared to 4Q04.

The main business lines responsible for the raise in financial margin were:

The credit portfolio, which totaled R$ 66.0 billion, representing a growth of 5.1% in the quarter. When compared to the last twelve months, the increase was even higher, reaching 20.2%.

The Insurance business also played an important role for the improvement of financial margin, mainly due to the good performance of the Insurance, Private Pension Plans and Savings Bonds activities, considering that the technical reserves went up 4.9% in 1Q05 and 26.4% when compared to the last twelve months.

The increase in the volume of transactions is based on the Bradesco`s ongoing efforts of expanding its businesses in different niche markets, supported by the diversification of its products, aiming at servicing the most diverse demands, mitigating possible market risks, prioritizing the best relationship with the clients and reaching, as a consequence, an organic growth of its client base, a movement that could be confirmed in 1Q05, when more than 350 thousand new checking accounts were opened, 97.7% of which from individual customers.

The recent partnerships involving the acquisition of specific portfolios, as well as the agreements with large retail chains, were key for the increase in the Credit Operations with individual customers, up by 11.9% when compared to December/04 balance and by 44.2% in the last twelve months.

This expansion also helped to improve the breakdown of the credit portfolio, positively contributing for the evolution of the average fees and spreads, in line with Bradesco’s strategy to focus on segments with better profitability opportunities. The effect on the financial margin, influenced by the improvement in fees in 1Q05 was of R$ 65 million when compared to 4Q04 and of R$ 3 million over 1Q04.

Non-interest income grew financial margin by R$ 272 million in 1Q05 as compared to 4Q04 and by R$ 321 million when compared to 1Q04, mainly as a result of increased gains on securities transactions in 1Q05, in which we highlight the positive result recorded with the sale of part of our stake in Belgo-Mineira’s capital stock.

Thus, the annualized financial margin rate, which reflects the financial margin/average total assets ratio reached 8.8% for 1Q05, up by 0.9 percentage point compared to 4Q04 and by 0.7 percentage point compared to 1Q04.

Allowance for Loan Losses (PDD)

Movement of Allowance for Loan Losses

	R$ million

	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Opening Balance	4,151	4,059	4,181	4,145
Amount Recorded for The Period	451	561	489	635
Amount Written off for the Period	(543)	(505)	(525)	(479)
Balance Derived from Acquired Institutions	–	77	–	–
Closing Balance	4,059	4,192	4,145	4,301
Specific Provision	1,816	1,924	1,785	1,867
Generic Provision	1,384	1,384	1,435	1,496
Additional Provision	859	884	925	938
Credit Recoveries	160	106	154	127

Allowance for Loan Losses (PDD) on Credit and Leasing Operations

	R$ million

	2003	2004		2005

	December	March	December	March

Allowance for Credit Loan Losses (A)	4,059	4,192	4,145	4,301
Credit Operations (B)	54,336	54,894	62,788	65,979
PDD Coverage Credits (A/B)	7.5%	7.6%	6.6%	6.5%

Allowance for Loan Losses (PDD)

Ratio of PDD Coverage to Abnormal Course Credits (D to H)

	R$ million

	2003	2004		2005

	December	March	December	March

(1) Total Provisions	4,059	4,192	4,145	4,301
(2) Abnormal Course Credits (D to H)	2,633	2,724	2,441	2,652
PDD Coverage Ratio (1/2)	154.2%	153.9%	169.8%	162.2%

For further information on Allowance for Loan Losses (PDD), see pages 63, 64 and 65 of this Report.

Revenues from Services Rendered

	R$ million

	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Checking Accounts	311	314	372	394
Cards	220	240	346	288
Asset Management	189	204	239	244
Collection	155	150	168	164
Credit Operations	159	166	249	284
Interbank Charges	68	62	69	65
Collection of Taxes	48	51	54	44
Custody and Brokerage Services	22	23	25	27
Consortium Purchase Plan Management	14	15	29	30
Other	89	94	124	121
Total	1,275	1,319	1,675	1,661

Revenues from Services Rendered increased 25.9% in 1Q05, or R$ 342 million when compared to 1Q04, totaling R$ 1,661 million. The expansion in business volume in the last 12 months, directly linked to the economic recovery triggered in 2Q04, was the main reason for the growth in the “Revenues from Credit Operations”, up by R$ 118 million. The tariff realignment of and client base growth boosted the “Income from Checking Accounts”, up by R$ 80 million. The 22.2% expansion in the volume of managed assets was the main factor for the growth in “Asset Management”, which increased by R$ 40 million, from R$ 85.7 billion on March 31, 2004 to R$ 104.8 billion on March 31, 2005. The 20.0% growth on “Income on Cards” in the last 12 months, represented by the elevation of R$ 48 million, is directly related to the increase of 9.8% in the cards base, from 42.7 million to 46.9 million.

When compared to 1Q04, Revenues from Services Rendered dropped by 0.8%, or R$ 14 million, as a result of the effect of the elimination of dates differences in the consolidation of our stake in the affiliated company VISANET in the previous quarter, which had an impact of R$ 47 million on the “Income on Cards”. The increase in the client base and in business volumes in 1Q05 was responsible for the expansion of 14.1% and 5.9% on the “Income on Credit Operations” and “Income on Checking Accounts”, up by R$ 35 million and R$ 22 million, respectively.

Administrative and Personnel Expenses

	R$ million

	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Third-Party Services	231	196	216	227
Communications	171	162	171	178
Depreciation and Amortization	127	123	120	116
Transport	99	94	108	105
Financial System Services	97	97	103	100
Rents	82	75	76	77
Maintenance and Repairs	68	60	75	73
Publicity	139	110	142	70
Capital Lease	70	77	72	67
Data Processing	75	58	55	58
Materials	43	38	44	40
Water, Electricity and Gas	32	34	34	35
Travel	18	14	17	12
Other	76	70	56	34
Administrative Expenses	1,328	1,208	1,289	1,192

Remuneration	646	614	647	616
Single Payment Bonus	1	–	29	–
Benefits	258	236	271	271
Social Charges	244	227	241	235
Employee Profit Sharing	43	45	55	65
Training	15	10	16	8
Labor Relations/Other	65	45	25	26
Personnel Expenses	1,272	1,177	1,284	1,221

Total Administrative and Personnel Expenses	2,600	2,385	2,573	2,413

Administrative and Personnel Expenses remained practically stable in 1Q05 when compared to the same period last year, reaching R$ 2,413 million against R$ 2,385 million in 1Q04, as a result of the focus on the cost reduction and control. The nominal change in Administrative Expenses y-o-y presents a R$ 16 million decrease. However, if such expenses were adjusted by the average inflation of the period, of 9.3%, the real decrease would have been of R$ 127 million. Personnel Expenses presented a slight raise if R$ 44 million when compared to 1Q04, mainly dueto:(i)thepayrollincreaseresultedfromthecollective bargaining agreement (8.5%) in September/04 –R$ 109 million; (ii) higher employee profit sharing expenses – R$ 20 million; offset by: (iii) reduction in personnel expenses, related to the synergies obtained in administrative processes.

When compared to 4Q04, Administrative and Personnel Expenses decreased by R$ 160 million, down by 6.2%, from R$ 2,573 million in 4Q04 to R$ 2,413 in 1Q05. Administrative Expenses were reduced in R$ 97 million when compared to 4Q04, but when the seasonal effect from advertising and personnel expenses is excluded, Administrative Expenses remained practically stable when compared to 4Q04. Personnel Expenses in 4Q04 and 1Q05, were influenced by extraordinary effects, such as: (i) single payment bonus in 4Q04 – R$ 29 million; and (ii) concentration of vacation period in 1Q05 –R$ 37 million. In addition, 1Q05 was impacted by: (iii) higher employee profit sharing expenses –R$ 10 million; and (iv) higher expenses from dismissals – R$ 16 million. If these effects are excluded, a R$ 15 million recurring decrease in expenses is observed.

Operating Efficiency

	R$ million

	Year					March 2005(*)

	2000	2001	2002	2003	2004

Personnel Expenses	3,221	3,549	4,076	4,779	4,969	5,013
Employee Profit Sharing	(112)	(160)	(140)	(170)	(182)	(202)
Other Administrative Expenses	2,978	3,436	4,028	4,814	4,937	4,922
Total (1)	6,087	6,825	7,964	9,423	9,724	9,733
Financial Margin = Gross Income from Financial Intermediation Less PDD	7,839	10,109	11,472	13,282	13,231	13,901
Revenues from Services Rendered	3,043	3,473	3,712	4,557	5,824	6,166
Income from Insurance Premiums, Private Pension Plans and Savings Bonds	6,920	8,959	10,135	11,726	13,284	13,086
Variation in Technical Reserves for Insurance, Pension Plans and Savings Bonds	(3,001)	(3,492)	(2,785)	(3,670)	(3,964)	(3,504)
Retained Claims	(2,511)	(3,252)	(3,615)	(3,980)	(5,159)	(5,299)
Draws and Redemptions from Savings Bonds	(355)	(744)	(721)	(1,100)	(1,223)	(1,196)
Insurance, Pension Plans and Savings Bonds Selling Expenses	(645)	(689)	(667)	(762)	(867)	(884)
Expenses with Pension Plan Benefits and Redemptions	(913)	(1,370)	(1,689)	(2,363)	(2,131)	(2,343)
Subtotal Pension Plans and Savings Bonds	(505)	(588)	658	(149)	(60)	(140)
Equity in the Earnings of Associated Companies	156	71	65	5	163	158
Other Operating Expenses	(1,376)	(1,831)	(3,148)	(2,741)	(2,826)	(2,839)
Other Operating Income	903	1,326	1,321	1,697	1,198	1,241
Total (2)	10,060	12,560	14,080	16,651	17,530	18,487
Efficiency Ratio (%) = (1/2)	60.5	54.3	56.6	56.6	55.5	52.7

(*)	Accumulated amounts for the 12-month period.

Operating Efficiency Ratio – in percentage

The Operating Efficiency Ratio (accumulated for the 12-month period) for 1Q05, was of 52.7%, down by 2.8% as compared to 2004, mainly as a result of the jointly successful and simultaneous efforts to increase revenues, in particular, the growth of R$ 669 million in the Financial Margin, resulted from both the expansion of income on securities in 1Q05 and the increase in revenues for services rendered, totaling R$ 342 million, as a consequence of the client base growth coupled with the cross-selling index improvement, in addition to emphasis an focus on keeping administrative costs under strict control by the establishing goals for the maintenance of their nominal value. It is worth highlighting that personnel and administrative expenses remained practically stable, taking into consideration that in the prior 12 months the average inflation rate (IGP-M/IPCA) reached 9.3%. (N.B. If we had excluded from the calculation basis of the Operating Efficiency Ratio the expenses from goodwill amortization of the last 12 months, in the amount of R$ 354 million, would result in a drop of 1.0 percentage point, from 52.7% to 51.7%) .

Among other results, through the use of Activity-Based Costing methodology (ABC), the Bradesco Organization is enhancing the criteria used to formulate and negotiate bank tariffs, the supply of costing information to GDAD (Performance and Decision Making Support Management) and for customer profitability determination purposes, as well as establishing a reliable basis for ongoing rationalization analyses.

As regards cost control practices, Bradesco adopts ABM (Activity-Based Management) methodology, a pro-active approach which allows for rapid a evolution, including the identification of opportunities on a timely basis. Accordingly, in line with the improvement of processes, operating performance is seamlessly integrated with strategic objectives.

The strict control of expenses, enhanced with the establishment of the Expenditure Assessment Committee in March 2004, coupled with the successful synergy obtained from the Institutions acquired, are being positively reflected on the Operating Efficiency Ratio.

Other Indicators

3 – Main Balance Sheet Information

Consolidated Balance Sheet - R$ thousand

Assets	March	December

	2005	2004	2003	2002	2001	2000

Current and Long-Term Assets	186,533,317	179,979,956	171,141,348	137,301,711	105,767,892	90,693,025
Funds Available	3,057,512	2,639,260	2,448,426	2,785,707	3,085,787	1,341,653
Interbank Investments	21,613,038	22,346,721	31,724,003	21,472,756	3,867,319	2,308,273
Open Market Investments	15,901,400	15,667,078	26,753,660	19,111,652	2,110,573	1,453,461
Interbank Deposits	5,720,341	6,682,608	4,970,343	2,370,345	1,760,850	854,815
Provision for Losses	(8,703)	(2,965)	–	(9,241)	(4,104)	(3)
Securities and Derivative Financial Instruments	64,841,521	62,421,658	53,804,780	37,003,454	40,512,688	33,119,843
Own Portfolio	53,218,390	51,255,745	42,939,043	29,817,033	27,493,936	21,743,924
Subject to Repurchase Agreements	4,042,849	4,807,769	5,682,852	1,497,383	9,922,036	10,822,637
Derivative Financial Instruments	1,584,684	397,956	232,311	238,839	581,169	–
Negotiation and Intermediation of Securities	–	–	–	–	526,219	9,394
Restricted Deposits – Brazilian Central Bank	3,952,143	4,512,563	3,109,634	3,536,659	1,988,799	421,727
Privatization Currencies	91,765	82,487	88,058	77,371	25,104	9,526
Subject to Collateral Provided	1,951,690	1,365,138	1,752,882	1,836,169	715,858	783,501
Provision for Losses	–	–	–	–	(740,433)	(670,866)
Interbank Accounts	16,266,215	16,087,102	14,012,837	12,943,432	5,141,940	5,060,628
Unsettled Receipts and Payments	309,455	22,075	20,237	16,902	10,118	6,920
Restricted Credits:
– Restricted Deposits – Brazilian Central Bank	15,675,737	15,696,154	13,580,425	12,519,635	4,906,502	4,848,668
– National Treasury – Rural Funding	578	578	578	578	712	660
– National Housing System – SFH	257,200	335,320	391,871	374,177	217,518	197,191
Interbank Onlendings	–	–	–	–	–	2,024
Correspondent Banks	23,245	32,975	19,726	32,140	7,090	5,165
Interdepartmental Accounts	127,028	147,537	514,779	191,739	176,073	111,636
Internal Transfer of Funds	127,028	147,537	514,779	191,739	176,073	111,636
Credit Operations	54,207,760	51,890,887	42,162,718	39,705,279	35,131,359	30,236,106
Credit Operations:
– Public Sector	568,275	536,975	186,264	254,622	199,182	275,479
– Private Sector	57,699,060	55,242,348	45,768,970	42,842,693	37,689,671	32,244,482
Allowance for Loan Losses	(4,059,575)	(3,888,436)	(3,792,516)	(3,392,036)	(2,757,494)	(2,283,855)
Leasing Operations	1,685,850	1,556,321	1,306,433	1,431,166	1,567,927	1,914,081
Leasing Receivables:
– Public Sector	–	–	–	45	138	160
– Private Sector	3,501,873	3,237,226	2,859,533	3,141,724	3,248,050	3,813,369
Unearned Lease Income	(1,728,111)	(1,576,690)	(1,438,534)	(1,560,278)	(1,557,642)	(1,760,305)
Allowance for Leasing Losses	(87,912)	(104,215)	(114,566)	(150,325)	(122,619)	(139,143)
Other Receivables	23,437,070	21,664,592	24,098,765	20,690,054	15,685,433	16,226,725
Receivables on Guarantees Honored	440	811	624	1,577	1,131	2,020
Foreign Exchange Portfolio	8,616,396	7,336,806	11,102,537	10,026,298	5,545,527	6,417,431
Income Receivable	229,890	197,120	331,064	249,849	187,910	191,873
Negotiation and Intermediation of Securities	1,211,261	357,324	602,543	175,185	761,754	497,655
Other Specific Receivables	–	–	–	–	146,919	124,776
Insurance Premiums Receivable	986,845	988,029	889,358	718,909	995,662	818,773
Sundry	12,546,117	12,937,408	11,324,857	9,640,966	8,107,714	8,258,402
Allowance for Other Losses	(153,879)	(152,906)	(152,218)	(122,730)	(61,184)	(84,205)
Other Assets	1,297,323	1,225,878	1,068,607	1,078,124	599,366	374,080
Other Assets	477,678	477,274	586,994	679,515	415,484	409,771
Allowance for Losses	(230,552)	(230,334)	(257,185)	(243,953)	(164,290)	(171,876)
Prepaid Expenses	1,050,197	978,938	738,798	642,562	348,172	136,185
Permanent Assets	4,765,590	4,946,512	4,956,342	5,483,319	4,348,014	4,185,458
Investments	1,108,638	1,101,174	862,323	512,720	884,773	830,930
Investments in Associated Companies:
– Local	461,658	496,054	369,935	395,006	742,586	689,002
Other Investments	1,014,864	971,311	857,985	439,342	452,871	525,316
Allowance for Losses	(367,884)	(366,191)	(365,597)	(321,628)	(310,684)	(383,388)
Property and Equipment in Use	2,160,519	2,270,497	2,291,994	2,523,949	2,152,680	2,017,093
Buildings in Use	1,297,623	1,357,063	1,398,735	1,748,409	1,475,581	1,491,847
Other Fixed Assets	3,599,124	3,604,741	3,480,636	3,459,950	2,988,008	2,705,577
Accumulated Depreciations	(2,736,228)	(2,691,307)	(2,587,377)	(2,684,410)	(2,310,909)	(2,180,331)
Leased Assets	15,133	18,951	34,362	34,323	46,047	10,688
Leased Assets	47,600	58,463	63,812	51,198	51,214	19,421
Accumulated Depreciation	(32,467)	(39,512)	(29,450)	(16,875)	(5,167)	(8,733)
Deferred Charges	1,481,300	1,555,890	1,767,663	2,412,327	1,264,514	1,326,747
Organization and Expansion Costs	1,282,830	1,268,436	1,124,058	1,037,559	874,970	731,717
Accumulated Amortization	(747,773)	(738,738)	(572,620)	(568,525)	(481,127)	(391,417)
Goodwill on Acquisition of Subsidiaries,
Net of Amortization	946,243	1,026,192	1,216,225	1,943,293	870,671	986,447
Total	191,298,907	184,926,468	176,097,690	142,785,030	110,115,906	94,878,483

Liabilities	March	December

	2005	2004	2003	2002	2001	2000

Current and Long-Term Liabilities	174,664,946	169,596,632	162,406,307	131,652,394	100,199,709	86,654,746
Deposits	71,371,903	68,643,327	58,023,885	56,363,163	41,083,979	36,468,659
Demand Deposits	14,923,743	15,297,825	12,909,168	13,369,917	8,057,627	7,500,518
Savings Deposits	24,447,649	24,782,646	22,140,171	20,730,683	18,310,948	17,835,745
Interbank Deposits	17,054	19,499	31,400	23,848	40,446	568,416
Time Deposits	31,807,232	28,459,122	22,943,146	22,238,715	14,674,958	10,563,980
Other Deposits	176,225	84,235	–	–	–	–
Funds Obtained in the Open Market	21,858,113	22,886,403	32,792,725	16,012,965	14,057,327	12,108,350
Own Portfolio	7,376,081	8,248,122	6,661,473	915,946	12,178,855	10,696,199
Third-party Portfolio	14,482,032	14,430,876	17,558,740	12,188,054	1,878,472	1,412,151
Unrestricted Portfolio	–	207,405	8,572,512	2,908,965	–	–
Funds from Issuance of Securities	5,035,257	5,057,492	6,846,896	3,136,842	4,801,410	4,111,171
Exchange Acceptances	–	–	–	1,214	–	–
Mortgage Notes	725,198	681,122	1,030,856	384,727	780,425	741,248
Debentures	–	–	7,291	100,369	48,921	1,039
Securities Issued Abroad	4,310,059	4,376,370	5,808,749	2,650,532	3,972,064	3,368,884
Interbank Accounts	127,246	174,066	529,332	606,696	192,027	107,129
Interbank Onlendings	–	–	159,098	35,686	4,519	1,059
Correspondent Banks	127,246	174,066	370,234	571,010	187,508	106,070
Interdepartmental Accounts	1,190,566	1,745,721	1,782,068	1,337,729	762,505	904,188
Third-party Funds in Transit	1,190,566	1,745,721	1,782,068	1,337,729	762,505	904,188
Borrowings	7,419,039	7,561,395	7,223,356	9,390,630	7,887,154	6,463,555
Local Borrowings – Official Institutions	1,304	1,376	2,070	3,368	2,979	9,737
Local Borrowings – Other Institutions	12,044	11,756	4,010	216,812	230,468	170,775
Foreign Currency Borrowings	7,405,691	7,548,263	7,217,276	9,170,450	7,653,707	6,283,043
Local Onlendings – Official Institutions	8,170,303	8,355,398	7,554,266	7,000,046	5,830,633	5,096,604
National Treasury	31,500	72,165	51,398	62,187	–	–
National Bank for Economic and Social Development
(BNDES)	3,624,045	3,672,007	3,403,462	3,437,319	3,067,220	2,589,284
Federal Savings Bank (CEF)	27,782	395,820	459,553	453,803	433,381	405,264
Government Agency for Machinery and Equipment
Financing (FINAME)	4,483,556	4,211,762	3,638,966	3,045,176	2,321,508	2,090,374
Other Institutions	3,420	3,644	887	1,561	8,524	11,682
Foreign Onlendings	44,050	42,579	17,161	47,677	316,283	108,178
Foreign Onlendings	44,050	42,579	17,161	47,677	316,283	108,178
Derivative Financial Instruments	1,485,432	173,647	52,369	576,697	111,600	–
Technical Reserves for Insurance, Private Pension
Plans and Savings Bonds	35,328,359	33,668,654	26,408,952	19,155,479	13,853,426	10,338,065
Other Liabilities	22,634,678	21,287,950	21,175,297	18,024,470	11,303,365	10,948,847
Collection of Taxes and Other Contributions	1,214,684	204,403	130,893	108,388	181,453	128,785
Foreign Exchange Portfolio	3,627,057	3,011,421	5,118,801	5,002,132	1,343,769	2,439,657
Social and Statutory Payables	403,878	900,266	851,885	666,409	572,265	560,533
Fiscal and Pension Plans Activities	4,323,513	4,495,387	4,781,458	4,376,031	3,371,127	3,094,628
Negotiation and Intermediation of Securities	1,164,752	312,267	595,958	109,474	1,307,385	592,395
Subordinated Debt	6,117,199	5,972,745	4,994,810	3,321,597	969,842	–
Sundry	5,783,595	6,391,461	4,701,492	4,440,439	3,557,524	4,132,849
Deferred Income	43,826	44,600	31,774	15,843	9,020	34,632
Deferred Income	43,826	44,600	31,774	15,843	9,020	34,632
Minority Interest in Subsidiary Companies	51,843	70,590	112,729	271,064	139,231	96,903
Stockholders' Equity	16,538,292	15,214,646	13,546,880	10,845,729	9,767,946	8,092,202
Capital:
– Local Residents	9,037,382	6,959,015	6,343,955	4,960,425	4,940,004	5,072,071
– Foreign Residents	962,618	740,985	656,045	239,575	259,996	74,429
Receivables	–	(700,000)	–	–	–	(400,500)
Capital Reserves	35,524	10,853	8,665	7,435	7,435	19,002
Profit Reserves	6,296,763	7,745,713	6,066,640	5,715,317	4,614,110	3,403,020
Mark-to-Market Adjustment – Securities and
Derivatives	235,769	458,080	478,917	9,152	–	–
Treasury Stock	(29,764)	–	(7,342)	(86,175)	(53,599)	(75,820)
Stockholders' Equity Managed by
Parent Company	16,590,135	15,285,236	13,659,609	11,116,793	9,907,177	8,189,105
Total	191,298,907	184,926,468	176,097,690	142,785,030	110,115,906	94,878,483

Balance Sheet by Currency and Exchange Exposure on March 31, 2005 – R$ million

Assets	Currency

	Local	Foreign (1) and (2)	Total

Current and Long-Term Receivables	158,852	27,681	186,533
Funds Available	2,508	550	3,058
Interbank Investments	17,932	3,681	21,613
Securities and Derivative Financial Instruments	55,896	8,945	64,841
Interbank and Interdepartmental Accounts	16,383	10	16,393
Credit and Leasing Operations	49,292	6,602	55,894
Other Receivables and Assets	16,841	7,893	24,734
Permanent Assets	4,340	426	4,766
Investments	685	424	1,109
Property and Equipment in Use and Leased Assets	2,174	2	2,176
Deferred Charges	1,481	–	1,481
Total Assets	163,192	28,107	191,299

Liabilities
Current and Long-Term Liabilities	151,799	22,866	174,665
Deposits	68,853	2,519	71,372
Funds obtained in the Open Market	19,974	1,884	21,858
Funds from Issuance of Securities	196	4,839	5,035
Interbank and Interdepartmental Accounts	473	845	1,318
Borrowings and Onlendings	7,789	7,845	15,634
Derivative Financial Instruments	1,484	1	1,485
Technical Reserves for Insurance, Private Pension Plans and Savings Bonds	35,328	–	35,328
Other Liabilities
– Subordinated Debt	3,166	2,951	6,117
– Other	14,536	1,982	16,518
Deferred Income	44	–	44
Minority Interest in Subsidiaries	52	–	52
Stockholders' Equity	16,538	–	16,538
Total	168,433	22,866	191,299
Net Position of Assets and Liabilities		5,241
Net Position of Derivatives (2)		(8,593)
Other Memorandum Accounts, Net (3)		(375)
Net Exchange Position (liability)		(3,727)

(1)	Amounts expressed and/or indexed mainly in USD;
(2)	Excluding operations maturing in D+1, to be settled in currency on December 31, 2005 price levels; and
(3)	Leasing commitments and others are controlled in memorandum accounts.

Total Assets by Currency

Balance Sheet by Maturity on March 31, 2005 – R$ million

Assets	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Indeterminate	Total

Current Assets and Long-Term
Receivables	108,566	22,214	15,457	40,296	–	186,533
Funds Available	3,058	–	–	–	–	3,058
Interbank Investments	18,692	1,586	631	704	–	21,613
Securities and Derivative Financial
Instruments (1)	46,750	505	3,998	13,588	–	64,841
Interbank and Interdepartmental Accounts	16,158	3	4	228	–	16,393
Credit and Leasing Operations	9,574	19,240	9,003	18,077	–	55,894
Other Receivables and Assets	14,344	880	1,821	7,699	–	24,734
Permanent Assets	56	277	333	2,432	1,668	4,766
Investments	–	–	–	–	1,109	1,109
Property and Equipment in Use and
Leased Assets	20	99	119	1,379	559	2,176
Deferred Charges	36	178	214	1,053	–	1,481
Total	108,622	22,491	15,790	42,728	1,668	191,299

Liabilities
Current and Long-Term Liabilities	99,366	16,130	7,771	51,398	–	174,665
Deposits (2)	41,403	8,219	3,411	18,339	–	71,372
Deposits Received under Security
Repurchase Agreements	19,672	54	129	2,003	–	21,858
Funds from Acceptances and Issuance of
Securities	219	1,458	201	3,157	–	5,035
Interbank and Interdepartmental Accounts	1,318	–	–	–	–	1,318
Borrowings and Onlendings	2,152	4,597	2,842	6,043	–	15,634
Derivative Financial instruments	1,450	23	10	2	–	1,485
Technical Reserves for Insurance, Private
Pension Plans and Savings Bonds (2)	21,835	1,229	686	11,578	–	35,328
Other Liabilities:
– Subordinated Debt	108	26	–	5,983	–	6,117
– Other	11,209	524	492	4,293	–	16,518
Deferred Income	44	–	–	–	–	44
Minority Interest in Subsidiaries	–	–	–	–	52	52
Stockholders' Equity	–	–	–	–	16,538	16,538
Total	99,410	16,130	7,771	51,398	16,590	191,299
Accumulated Net Assets in March 2005	9,212	15,573	23,592	14,922	–	–
Accumulated Net Assets in March 2004	9,771	15,249	16,989	12,229	–	–
(1)	Investment Fund applications are classified as up to 30 days; and
(2)

Demand and Savings Account Deposits and Technical Reserves for Insurance and Private Pension Plans, comprising VGBL and PGBL products, are classified as up to 30 days, without considering average historical turnover.

Total Assets by Maturity

Securities – R$ million

Consolidated Portfolio Breakdown by Issuer (1)

Securities	Up to 30 days	From 31 to 180 days	From 180 to 360 days	More than 360 days	Market / book value	Restated cost value	Mark-to-marke adjustment

Government Securities	2,110	963	7,020	25,117	35,210	35,323	(113)
Financial Treasury Notes	133	616	714	7,009	8,472	8,481	(9)
National Treasury Bonds	1,558	157	5,054	3,319	10,088	10,119	(31)
Federal Treasury Notes	5	60	1,202	7,881	9,148	9,149	(1)
Brazilian Foreign Debt Notes	218	57	–	6,656	6,931	6,973	(42)
Foreign Government Notes	194	69	–	6	269	270	(1)
Other	2	4	50	246	302	331	(29)

Corporate Bonds	3,215	649	676	4,425	8,965	8,497	468
Certificates of Bank Deposit	84	329	435	1,150	1,998	1,998	–
Debentures	74	67	2	1,473	1,616	1,647	(31)
Foreign Private Notes	22	80	52	1,414	1,568	1,544	24
Shares	1,567	–	–	–	1,567	1,087	480
Derivative Financial Instruments	1,346	29	131	79	1,585	1,583	2
Other	122	144	56	309	631	638	(7)
PGBL/VGBL	1,057	1,488	3,399	5,912	11,856	11,856	–
Subtotal	6,382	3,100	11,095	35,454	56,031	55,676	355
Purchase and Sale Commitments	109	1,292	1,391	6,019	8,811	8,811	–
Total on March 31, 2005	6,491	4,392	12,486	41,473	64,842	64,487	355
Total on March 31, 2004	5,983	9,053	6,153	31,962	53,151	52,632	519

Breakdown by Maturity (1)

Securities	Up to 30 days	From 31 to 180 days	From 180 to 360 days	More than 360 days	Market / book value	Restated cost value	Mark - to - market adjustment

Trading Securities	4,771	2,859	8,248	22,389	38,267	38,290	(23)
Financial Treasury Notes	132	563	623	6,320	7,638	7,642	(4)
National Treasury Bonds	1,556	129	2,566	3,276	7,527	7,542	(15)
Federal Treasury Notes	5	60	1,044	4,230	5,339	5,339	–
Debentures	7	–	2	1,069	1,078	1,078	–
Certificates of Bank Deposit	48	323	434	628	1,433	1,433	–
Brazilian Foreign Debt Notes	7	30	–	375	412	410	2
Shares	309	–	–	–	309	309	–
Foreign Goverment Notes	194	69	–	1	264	265	(1)
Foreign Private Notes	1	76	48	206	331	337	(6)
Derivative Financial Instruments	1,346	29	131	79	1,585	1,583	2
PGBL/VGBL	1,057	1,488	3,399	5,912	11,856	11,856	–
Other	109	92	1	293	495	496	(1)
Securities Available for Sale	1,574	240	2,786	8,658	13,258	12,880	378
Financial Treasury Notes	1	53	91	689	834	839	(5)
Federal Treasury Notes	2	28	2,488	43	2,561	2,577	(16)
National Treasury Bonds	–	–	101	526	627	628	(1)
Debentures	67	67	–	404	538	569	(31)
Certificates of Bank Deposit	36	6	1	522	565	565	–
Brazilian Foreign Debt Notes	176	27	–	5,045	5,248	5,292	(44)
Shares	1,258	–	–	–	1,258	778	480
Foreign Government Notes	–	–	–	5	5	5	–
Foreign Private Notes	19	3	–	1,162	1,184	1,154	30
Other	15	56	105	262	438	473	(35)
Securities Held to Maturity	37	1	61	4,407	4,506	4,506	–
Federal Treasury Notes	–	–	57	3,125	3,182	3,182	–
Brazilian Foreign Debt Notes	35	–	–	1,236	1,271	1,271	–
Foreign Private Notes	2	1	4	46	53	53	–
Subtotal	6,382	3,100	11,095	35,454	56,031	55,676	355
Purchase and Sale Commitments	109	1,292	1,391	6,019	8,811	8,811	–
Total on March 31, 2005	6,491	4,392	12,486	41,473	64,842	64,487	355
Total on March 31, 2004	5,983	9,053	6,153	31,962	53,151	52,632	519

Derivative Financial Instruments (Liabilities)
Total on March 31, 2005	(1,451)	(23)	(10)	(2)	(1,486)	(1,488)	2
Total on March 31, 2004	(308)	(7)	(2)	(23)	(340)	(321)	(19)

(1)	For further information, see Note 10 to the financial statements.

Summary of the Classification of Securities

	Financial	Insurance/ Savings Bonds	Private Pension Plan	Other Activities	Total	%

Trading Securities	11,967	5,750	20,449	101	38,267	59.0
Securities Available for Sale	11,029	1,054	1,159	16	13,258	20.4
Securities Held to Maturity	1,324	–	3,182	–	4,506	6.9
Purchase and Sale Commitments	1,886	700	6,225	–	8,811	13.7
Total on March 31, 2005	26,206	7,504	31,015	117	64,842	100.0
Total on March 31, 2004	22,332	4,946	25,770	103	53,151

Classification of Securities by Segment – in percentage

Credit Operations

The consolidated balance of credit operations at the end of 1Q05 reached a total of R$ 66.0 billion, up by 5.1% in the quarter and by 20.2% in the last twelve months. The result is in line with the performance of the Financial Market as a whole, which, in the same periods, increased 4.3% and 21.0% respectively, according to the Brazilian Central Bank data as from April 27, 2005.

As in 2004, Bradesco’s credit portfolio growth was once more guided by operations for individuals, related to the consumer sales financing and revolving credit. In the corporate segment, reflecting an elevated preoccupation related to the behavior of the basic interest rate (Selic), there is still no higher demand for credit aimed at the increase in the productive capacity nor infra-structure, remaining the demand concentrated in lines to supply the companies´ immediate working capital needs. Additionally, the generalized improvement noticed in the operating results from most of the sectors in 2004 and the maintenance of more favorable conditions to obtain funding from the capital markets led companies to use alternative ways to supply the demand for funds.

For the next quarters, our expectations are directed to a gradual growth in the credit granting activity for the banking sector, coupled with the maintenance of the expansion of consumer sales financing, considering not only the unattended demand but also the recent enlargement by the banks of distribution channels and products destined to this segment. Moreover, a more uniform increase between foreign market businesses and those related to local consumption and to infrastructure is expected.

Credit Operations – Total Portfolio

Credit for individuals continued to lead the growth of the portfolio in the 1st quarter, recording an increase of 11.9% in the period, accumulating 44.2% in the last twelve months. The sustainable recovery of the economic activities raised the trust of individuals and guaranteed a more stable scenario, therefore pushing the increase of concessions directed to consumer sales financing as well as to the investment of families. Also contributed for this higher dynamism the recent partnerships established by Bradesco, which included the acquisition of specific portfolios from smaller institutions, as well as the effects of agreements signed with banks and retail chains.

Credit Operations – per Type of Client

On the other hand, in line with the economic movements that prevailed in 2004, the behavior of credit conceded to companies continued to show a more moderate performance (1.6% in 1Q05), which was also strongly influenced by the use of other types of funding operations from the capital markets (debentures and credit assignment funds, among others), accessed mainly by large corporations.

Credit Portfolio – per Business Segment

In the wake of the higher increase in the individuals segment operations, its relative participation in the credit portfolio was more meaningful in the period, already representing, in March 2005, 36% of the total portfolio.

Per Activity Sector – R$ million

	2004		2005

	December	%	March	%

Public Sector	537	0.8	571	0.9
Private sector	62,251	99.2	65,408	99.1
Industry	18,549	29.5	18,337	27.8
Commerce	9,826	15.6	10,198	15.5
Financial Intermmediary	344	0.6	523	0.8
Services	11,232	17.9	11,459	17.4
Agriculture, Fishing, Silviculture e Forest Exploration	1,109	1.8	1,169	1.8
Individuals	21,191	33.8	23,722	36.0
Total	62,788	100.0	65,979	100.0

When sector distribution is concerned, the industry remained in absolute terms with the highest credit volume (27.7% of the total portfolio), especially the segments related to exports, such as agribusiness, steel, metallurgy and automotive, followed by Services (17.4%) and Commerce (15.4%) .

Per Type – R$ million

	2003	2004		2005

	December	March	December	March

Borrowings and Discount of Trade Receivables	24,736	24,542	27,791	29,435
Financings	16,776	17,727	21,906	22,914
Rural and Agribusiness Loans	4,443	4,493	6,082	5,919
Leasing Operations	1,421	1,375	1,661	1,774
Advances on Foreign Exchange Contracts	6,183	6,065	4,796	5,298
Subtotal of Credit Operations	53,559	54,202	62,236	65,340
Other Credit	777	692	552	639
Total Credit Operations	54,336	54,894	62,788	65,979
Sureties and Guarantees Recorded in Memorandum Accounts	6,435	6,480	8,100	9,085
Total including Sureties and Guarantees	60,771	61,374	70,888	75,064

Regardless of the distribution at end of the quarter, the segmentation strategy developed up to now has been allowing the enlargement of businesses in different client profiles, both individuals (especially vehicles financing lines and personal credit) and micro, small and medium companies through the expansion of borrowings and discounted securities, basically destined to supply the demand of working capital. Another benefits resulting from this process were both the diversification in terms of client quantity and the change in the mix of the credit profile. It shall be stressed the continuity of the increase of operations with Sureties and Guarantees, whose balance evolved 12.2% in the quarter and 40.2% in the last twelve months, especially in the large companies segment.

Credit Portfolio Quality

Similarly to the income reached in 2004, the 1st quarter of 2005 kept the bias of progressive and constant improvement in the credit portfolio profile. AA-to-C rated credits, classified by BACEN as normal course operations, totaled 92.5% of the total balance, compared to 92.3% in December 2004.

Credit Operations by Rating – in percentage

As a preventive measure, the Bank decided to raise in R$ 166 million the allowance for loan losses in this quarter, related to the operations of a large utilities concessionaire which is under a debt restructuring process.

The volume of the allowance for loan losses presented a slight decrease in the quarter, from 6.6% in December 2004 to 6.5% in March 2005, totaling R$ 4,301 million. We stress, however, that out of this amount, only 43.4% effectively comprises operations past due for more than 15 days (installments overdue and falling due) and the remaining portion is recorded as a precaution only, based on the customers' internal rating (34.8%) or to cover specific and general portfolio risks (21.8%), in excess of the minimum required.

In this respect, we highlight that the volume recorded as allowance in recent years has proved sufficient not only to cover, comfortably, the minimum requirements established by Resolution 2682 of the Brazilian Central Bank, but also to cover credit losses (recorded subsequent to the regulatory 12-month period), confirming the consistency of Bradesco's policy for recording the allowance for loan losses.

Allowance for Loan Losses (PDD) x Default x Losses – Percentage over Credit Operation Balance

Considering that, as a rule, Bradesco transfers its non-performing loans to loss, subsequent to a default period of 12 months, in compliance with BACEN regulations, the percentage of credits written off to loss for the prior 12 months, compared to the percentage of existing credits in the prior year, is an important indicator of portfolio quality.

For our readers' convenience , the curve of the amounts written off for the 12 months prior to the corresponding determination was moved to permit a direct comparison between the percentage of expected loss and the amounts effectively written off.

Both historically and in March 2005 status, the percentage of overdue credits rated E-to-H of total credit operations shows a similar path to that recorded by losses, anticipating their behavior.

Credit Portfolio Profile

Breakdown of the Normal Course Credit Portfolio by Maturity – R$ million

The maturity of the normal course credit portfolio evidences a concentration of short-term lines, with 39.2% maturing in up to 90 days. However, the prior 12 months indicate a gradual lengthening of credit operation terms, as a result of the ervironment of greater economic stability.

Movement of Credit Portfolio between March 2004 and 2005 – R$ million

The performance of the consolidated credit portfolio over the prior twelve months up to March 2005 evidences an ongoing bias of improvement in the quality of the assets, pointing out the adequacy and convenience of the credit rating instruments used in Bradesco's credit granting process.

Portfolio Movement between March 2004 and 2005

Level	Borrowers Remaining from March 2004		New Borrowers between March 2004 and 2005		Total Credit in March 2005

	R$ million	%	R$ million	%	R$ million	%

AA – C	49,843	91.9	11,215	95.5	61,058	92.5
D	1,386	2.6	138	1.2	1,524	2.3
E – H	3,004	5.5	393	3.3	3,397	5.2
Total	54,233	100.0	11,746	100.0	65,979	100.0

Concentration of Credit Portfolio – R$ million

As a result of the maintenance of the tendency of the proportion of credits granted to individuals, the concentration of credit among the Bank's largest borrowers kept decreasing in March 2005 in relative terms, though the balances’ total significance have presented a small increase, as can be evidenced in the following table:

	2003		2004				2005

	December	%	March	%	December	%	March	%

Largest Borrower	828	1.5	781	1.4	897	1.4	907	1.4
10 Largest Borrowers	5,515	10.1	5,352	9.7	5,593	8.9	5,635	8.5
20 Largest Borrowers	8,408	15.5	8,137	14.8	8,239	13.1	8,317	12.6
50 Largest Borrowers	13,363	24.6	13,073	23.8	13,055	20.8	13,078	19.8
100 Largest Borrowers	17,319	31.9	17,085	31.1	16,683	26.6	16,784	25.4

Credit Portfolio Indicators

To make possible the analysis of the Bank's credit portfolio performance, both in measurable and qualitative terms, we present below a comparative summary of the main parameters, based on the rules established by BACEN for recording provisions.

Items	R$ million

	2003	2004		2005

	December	March	December	March

Total Credit Operations	54,336	54,894	62,788	65,979
– Individual	15,633	16,453	21,191	23,722
– Corporate	38,703	38,441	41,597	42,257
Existing Allowance	4,059	4,192	4,145	4,301
– Specific	1,816	1,924	1,785	1,867
– Generic	1,384	1,384	1,435	1,496
– Additional	859	884	925	938

Specific Allowance/Existing Allowance (%)	44.7	45.9	43.1	43.4
Existing Allowance/Total Credit Operations (%)	7.5	7.6	6.6	6.5

Normal Course Operations (From AA to C)/Total Credit Operations (%)	91.2	90.4	92.3	92.5
Operations Under Risk Management (D)/Total Credit Operations (%)	2.7	3.3	2.7	2.3
Abnormal Course Operations (From E to H)/Total Credit Operations (%)	6.1	6.3	5.0	5.2

Credit Operations (D)	1,488	1,837	1,693	1,524
Existing Allowance (D)	423	438	454	347
Allowance/Credit Operations (D) (%)	28.4	23.8	26.8	22.7

Credit Operations (From E to H)	3,286	3,439	3,167	3,397
Existing Provision (From E to H)	2,842	2,951	2,741	2,952
Allowance/Credit Operations (From E to H) (%)	86.5	85.8	86.5	86.9

The retrospective figures for March 2005 continue to confirm the portfolio's low credit risk, based on its comfortable coverage levels. For the year of 2005, Bradesco remains prepared to take full advantage of all business opportunities, focused on increasing the credit portfolio, while respecting the established credit granting parameters, rooted in the traditional concepts of security, consistency and selectivity.

Funding

Deposits by Maturity – R$ million

Days to maturity	2004	2005

	December	March

		Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total

Demand	15,298	14,924	–	–	–	14,924
Savings	24,783	24,448	–	–	–	24,448
Interbank	19	17	–	–	–	17
Time	28,459	1,838	8,219	3,412	18,338	31,807
Other	84	176	–	–	–	176
Total	68,643	41,403	8,219	3,412	18,338	71,372

Demand Deposits – R$ billion

Checking Accounts

The balance of Checking Accounts at Bradesco Organization closed the 1Q05 at R$ 14.9 billion. According to Brazilian Central Bank’s rules, 80% of this balance is a mandatory forwarding, being 53% for Compulsory Deposits at the Brazilian Central Bank, 2% for Microcredit Operations and 25% for Rural Credit Operations.

According to the policies of continuous improvement of products and services, we optimized the debit cards in Checking and Savings Accounts for customers who tranferred their accounts to another Branch. We automatically send a new debit card to customers, preserving the passwords used in the previous Branch. This way, we can provide them with comfort, convenience and security, as they will make transactions in their new account and Branch simply by validating their new card in the Self-Service terminals, with no need of registering another password.

Checking Account Opening – Corporate and Individuals

Savings Accounts

The balance of Bradesco Organization Savings Accounts totaled R$ 24.4 billion in deposits at the end of 1Q05, corresponding to a 19.26% market share of the Brazilian Savings and Loan System (SBPE) and secured the leadership of Bradesco among all private banks in the National Financial System.

Savings Account Deposits – R$ billion

Share of SBPE (Brazilian Savings and Loan System) - in percentage

Savings Accounts – in millions

Asset Management

In 2005 you will surely have more good reasons to keep investing with Bradesco

Great results have followed Bradesco in 2004. For the third year in a row, Bradesco was rated the Best Brazil’s Asset Manager by Guia Exame. For the second time, the Bank also conquered the prize Best Bank for You to Invest, according to theVocê S/A magazine. Both rankings were evaluated by the Finance Studies Center at the Fundação Getulio Vargas. Those awards do confirm that Bradesco is always concerned with excellence in asset management, providing all the investors with the best investment options.

Bradesco is the leader in the Invest Tracker – Estadão Best Funds Ranking

For the third year in a row, Bradesco was rated with the “Best Funds” on Ranking Invest Tracker-Estadão due to the best performance and highest number of “Five Star Funds”, according to the Investment article of the newspaper O Estado de São Paulo of March 28, as well as in the magazine Estadão Investimentos of April 2005.

According to the evaluation from Thomson Financial Brasil, this classification takes into account the grades attained by the Funds in four essential levels: profitability, risk, adhesion and performance.

We also emphasize that, in October 2004, according to the evaluation from Thompson Financial Brasil, Bradesco was ranked the Best Asset Manager of Brazil by Ranking Invest Tracker Estadão – “Melhores Gestores” from that year.

Stockholders’ Equity – R$ million

	2003	2004		2005

	December	March	December	March

Investment funds	72,494	75,217	86,253	91,730
Managed portfolios	9,033	8,828	8,243	7,458
Third-party fund quotas	1,490	1,678	5,144	5,569
Total	83,017	85,723	99,640	104,757

Asset Distribution – R$ million

	2003	2004		2005

	December	March	December	March

Investment Funds – Fixed Return	69,784	72,487	83,441	88,812
Investment Funds – Floating Rate	2,710	2,730	2,812	2,918
Investment Funds – Third-Party	1,294	1,538	5,067	5,391
Total	73,788	76,755	91,320	97,121
Fixed Return Customer Portfolios	6,728	6,570	5,922	5,583
Floating Rate Customer Portfolios	2,305	2,258	2,321	1,875
Managed Portfolios – Third-Party	196	140	77	178
Total	9,229	8,968	8,320	7,636
Total Fixed-Return Funds	76,512	79,057	89,363	94,395
Total Floating-Rate Funds	5,015	4,988	5,133	4,793
Total Third-Party Funds	1,490	1,678	5,144	5,569
Total	83,017	85,723	99,640	104,757

Total Asset Under Management according to ANBID’s Global Ranking – R$ million (*)

Number of Funds, Portfolios and Quotaholders

	December 2004		March 2005

	Number	Quotaholders	Number	Quotaholders

Investment funds	507	2,683,514	503	2,715,998
Managed portfolios	105	371	113	387
Total	612	2,683,885	616	2,716,385

4 – Operating Companies

Bradesco Insurance Group

Insurance Companies

Aggregated Balance Sheet (*) – R$ million

	2003	2004		2005

	December	March	December	March

Assets
Current Assets and Long-Term Receivables	31,787	33,275	39,593	41,371
Securities	29,297	30,863	36,778	38,621
Insurance Premiums Receivable	846	848	951	941
Other Receivables	1,644	1,564	1,864	1,809
Permanent Assets	935	914	965	705
Total	32,722	34,189	40,558	42,076

Liabilities
Current and Long-Term Liabilities	29,130	30,490	37,482	37,852
Tax, Civil and Labor Contingencies	938	941	1,087	1,149
Payables on Insurance, Private Pension Plans and Savings Bonds	518	561	860	399
Other Liabilities	1,265	1,041	1,903	977
Technical Reserves for Insurance	2,031	2,084	2,687	3,213
Technical Reserves for Private Pension Plans	22,524	23,907	28,960	30,080
Technical Reserves for Savings Bonds	1,854	1,956	1,985	2,035
Minority Interest	44	42	35	77
Stockholders’ Equity of The Parent Company	3,548	3,657	3,041	4,147
Total	32,722	34,189	40,558	42,076

(*)	Includes Bradesco Saúde, Banco Bradesco’s wholly-owned subsidiary.

Aggregated Statement of Income (*) – R$ million

	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Net Premiums Written	3,808	3,431	4,471	3,616
Reinsured Premiums and Redeemed Premiums	(373)	(437)	(635)	(820)
Income on Insurance Premiums, Private Pension Plans and Savings Bonds	3,435	2,994	3,836	2,796
Variation in Technical Reserves	(1,364)	(877)	(1,280)	(94)
Revenues from Services Rendered	60	84	90	95
Retained Claims	(1,098)	(1,238)	(1,330)	(1,386)
Expenses for Securities and Savings Bonds Draws and Redemptions	(162)	(273)	(291)	(247)
Expenses for Private Pension Plan Benefits and Redemptions	(774)	(527)	(499)	(731)
Selling Expenses	(208)	(215)	(236)	(230)
Expenses for Operating Provision for Health Insurance	–	–	–	(324)
Other Operating Income (Expenses)	(23)	(22)	(6)	(5)
Personnel and Administrative Expenses	(288)	(247)	(229)	(220)
Tax Expenses	(23)	(29)	(39)	(39)
Financial Revenue	673	588	432	500
Operating Income (Expense)	228	239	448	115
Non-Operating Income	28	(8)	(28)	5
Equity in the Earnings of Subsidiary and Associated Companies	36	17	(90)	358
Minority Interest	1	1	(2)	1
Income Before Taxes and Contributions	293	249	328	479
Taxes and Contributions on Income	(117)	(85)	(16)	(48)
Net Income	176	164	312	431

(*)	Includes Bradesco Saúde, Banco Bradesco’s wholly-owned subsidiary.

Performance Ratios – in percentage

	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Claims Ratio (1)	76.7	82.5	79.1	79.9
Selling Ratio (2)	12.9	12.7	12.1	11.5
Combined Ratio (3)	106.6	108.3	101.7	101.1
Expanded Combined Ratio (4)	99.7	97.3	92.6	92.1
Administrative Expense Ratio (5)	14.5	12.2	11.9	11.0

(1)	Retained Claims/Earned Premiums.
(2)	Selling Expenses/Earned Premiums.
(3)	(Retained Claims + Selling Expenses + Administrative Costs + Taxes + Other Operating Expenses)/Earned Premiums.
(4)	(Retained Claims + Selling Expenses + Administrative Costs + Taxes + Other Operating Expenses)/(Earned Premiums + Financial Revenue).
(5)	Administrative Expenses/Earned Premiums.

Insurance Premiums – Market Share (%)

In the insurance segment, according to SUSEP and ANS data up to February 2005, Bradesco secured R$ 1.9 billion in premiums and maintained its industry leadership with a 25.6% market share. The insurance sector obtained a total of R$ 7.3 billion in premiums up to February.

Growth in Technical Reserves (*) – R$ million

(*)	Bradesco Saúde, Banco Bradesco’s wholly-owned, is included.

The exhibits presenting the technical reserves of Bradesco Vida e Previdência and Bradesco Capitalização are presented in the section specifically related to these companies.

Earned Premiums by Insurance Line – R$ million

Line	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Health	681	729	805	836
Auto/RCF	397	392	436	460
Life/AP/VGBL	246	253	325	295
Basic Lines	86	93	93	92
DPVAT	21	34	23	53
Total	1,431	1,501	1,682	1,736

In 1Q05, there was an increase of 15.7% in premiums earned by Grupo Bradesco de Seguros (Bradesco’s Insurance Group), if compared to the same period of the previous year.

Earned Premiums by Line – %

Retained Claims by Insurance Line – R$ million

Line	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Health	612	662	749	789
Auto/RCF	312	329	363	337
Life/AP	114	171	139	158
Basic Lines	46	48	65	64
DPVAT	14	28	14	38
Total	1,098	1,238	1,330	1,386

Breakdown of Retained Claims by Insurance Line (%)

N.B.	Retained Claims/Earned Premiums.

Selling Expenses by Insurance Line – R$ million

Line	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Health	21	23	25	27
Auto/RCF	74	71	76	81
Life/AP	71	80	83	73
Basic Lines	18	17	20	19
Total	184	191	204	200

Selling Expenses by Insurance Line (%)

N.B.	Selling Expenses/Earned Premiums.

Number of Policyholders – in thousands

Up to March 2005, there was an increase of 20.7% in the average client base when compared to the same period of the previous year.

When comparing 1Q05 to the same period of the prior year, Bradesco Saúde maintained its outstanding market position, especially in the corporate health insurance segment (source: ANS). Brazilian consumers are increasingly convinced that Health and Dental Insurance are the best alternatives for meeting their medical, hospital and dental care needs. At present, Bradesco Saúde has more than 2.5 million customers.

The increasing number of policyholders employed by large corporations that have contracted Bradesco Saúde, confirms the insurance company's high level of expertise and personalization in Corporate Insurance services, a distinct advantage in the Supplementary Health Insurance market.

Almost 12 thousand companies in Brazil have acquired Bradesco Saúde insurance products. Out of Brazil's 100 largest companies in terms of revenues, 32 are Bradesco clients in the Health and Dental Health lines and out of the country's 50 largest companies, 28% are Bradesco Saúde clients. (source: Exame Magazine's Biggest and Best List, July 2004).

Finally, emphasis should also be given to the user-friendly nature of the Bradesco Saúde Portal (www.bradescosaude.com.br), which, in addition to providing information on available products, also offers access to a number of services for policyholders, prospects and brokers.

Until March 2005, the Bradesco Auto/RE maintained its position as one of the main players in the Brazilian Basic Line (RE) Insurance market, with a significant 9.7% share of total market billings in this area.

In the major risk segment, Bradesco Auto/RE participates in the insurance coverage of 150 out of Brazil's 500 largest companies and maintains the outstanding position among the Brazilian market's largest insurance companies in this business segment.

Bradesco Seguro Aeronáutico (Flight Insurance), which was launched in February 2004, increased Bradesco Auto/RE's competitiveness in that particular portfolio and facilitated the securing of a number of new premiums, in particular, for executive aircraft.

SIGA – (Integrated Policy Management System) has already celebrated its 1st anniversary in March 2005, being considered as a success by providing our Transports operations with facility and dynamics. This new tool can be easily used by our policyholders and brokers concerning several situations, of which we highlight the surveys to policies (conditions and changes), legal departures, invoices' status, certifications issuance, quotations requirements etc. Costumers can visit the site www.sigatransportes.com.br , and the brokers and producers may visit the 100% Broker's site ( www.bradescoseguros.com.br ).

Special emphasis should also be given to the combined actions carried out by the Production and Corporate areas, facilitating increased success in the renewal of policies and the securing of new business in the non-mass insurance segment.

The interaction among Bradesco Auto / RE's Corporate Area with the other companies belonging to Bradesco Organization is under constant expansion. Besides continuing to complement Bradesco Consórcios and Banco Bradesco – Department of Cards' operations, it is in process of final approval a new product focused on protecting debit cards for all Banco Bradesco's account holders. Moreover, during the 1st half-year, we will be making available an exclusive product of Engineering Risks for buildings financed by Banco Bradesco.

The mass market insurance segment, whose products are focused on individuals, small and medium companies, maintained a meaningful number of customers, in particular those of the Residential Insurance line, with more than 600,000 homes insured.

Other high profitability segment was the Diverse Risks directed to equipments, mainly the insurance arising from operations of leasing, FINAME and CDC of Banco Bradesco.

The continuous upgrading of products provides the improvement of the services rendered to our customers and contributing significantly for the increase in income of the current period.

In the Auto/RCF line, the market was affected by intense competition, aggravated by a small growth in insured vehicle market. Although sales of new vehicles had a significant growing of 8.7%, it has represented an average addition of only 1.5% on vehicles insured in the market. During the period, we maintained our technically correct pricing policy, focused on balanced portfolio results. Emphasis should also be given to the launching of our new pricing policy based on the policy holders' specific characteristics and maintenance of the differentiated services which add value to our products, such as discounts given through the nationwide customer service networks and autoglass repair, as well as the increase in the number of relationships with brokers which are carried out exclusively via Internet.

Bradesco's market share of the Auto/RCF portfolio, up to February 5, 2005 was 18.0%.

Awards/Recognition

1. In March 2005, Bradesco Seguros e Previdência was awarded with the Segurador Brasil 2005, sponsored by Segurador Brasil magazine, being elected as the “Insurance Company of the Year”.

2. In March 2005, Bradesco Seguros e Previdência was appointed in the seventh edition of the poll “Marcas de Quem Decide” (“Brands of Those Who Decide”), as the preferred insurance company amongst Rio Grande do Sul State consumers. This poll is prepared by Jornal do Comércio in partnership with the Institute Qualidata, being recognized as the most complete study concerning brands in the Brazil's south region.

Sponsorships

Bradesco Seguros e Previdência was the exclusive sponsor for the 37th edition of the award “Sports Highlights”, promoted by A Notícia newspaper, a newspaper from the State of Santa Catarina . The event took place on March 11, at CentroSul's conventions center, in Florianópolis. In 2004, 44 successful athletes from Santa Catarina were honored with a trophy called “O Jornaleiro”.

Private Pension Plans

Balance Sheet – R$ million

	2003	2004		2005

	December	March	December	March

Assets
Current Assets and Long-Term Receivables	24,920	26,364	31,279	31,613
Funds Available	27	24	6	34
Securities	24,458	25,781	30,246	30,943
Insurance Operations and Other Receivables	435	559	1,027	636
Permanent Assets	249	248	1,590	819
Total	25,169	26,612	32,869	32,432

Liabilities
Current and Long-Term Liabilities	23,451	24,805	31,144	31,040
Tax And Social Security Contingencies	627	655	723	555
Operating Liabilities for Insurance and Private Pension Plans	160	200	518	89
Other Liabilities	140	43	943	316
Technical Reserves	22,524	23,907	28,960	30,080
Stockholders' Equity	1,718	1,807	1,725	1,392
Total	25,169	26,612	32,869	32,432

Statement of Income – R$ million

	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Retained Premiums	227	227	322	304
Variations in Premium Reserves	(19)	(10)	(28)	(11)
Earned Premiums	208	217	294	293
Retained Claims	(101)	(161)	(136)	(167)
Expenses with Benefits – VGBL	(6)	(5)	(12)	(14)
Selling Expenses – Insurance	(50)	(57)	(66)	(57)
Other Operating Income (Expenses)	58	64	78	85
Income from Contributions and VGBL	1,877	1,465	2,233	1,340
Variations in Technical Reserves and VGBL	(1,137)	(850)	(1,200)	(11)
Expenses with Benefits/Matured Plans	(773)	(527)	(499)	(731)
Expenses for Redemptions – VGBL	(223)	(240)	(485)	(606)
Selling Expenses – Pension Plans and VGBL	(38)	(39)	(43)	(42)
Administrative Expenses	(67)	(56)	(67)	(57)
Tax Expenses	(3)	(7)	(19)	(12)
Financial Income	1,068	1,007	1,129	1,184
Financial Expenses	(623)	(634)	(909)	(925)
Equity Income and Expenses	2	2	141	407
Non-Operating Income (Expense)	(2)	2	(16)	(5)
Income Before Taxes and Contributions	190	181	423	682
Taxes and Contributions on Income	(71)	(60)	(97)	(96)
Net Income	119	121	326	586

Income from Pension Plans and VGBL – Market Share (%)

In the 1Q05, income from pension plans totaled R$ 1.340 billion.

Life Insurance Premiums – Market Share (%)

Income on net premiums issued in 1Q05 totaled R$ 310 million.

Increase in Technical Reserves – R$ million

Total technical reserves of Bradesco Vida e Previdência in March 2005 of R$ 30,080 million comprised R$ 19,366 million for supplementary pension plans, R$ 9,811 million for VGBL, R$ 819 million for life and personal accident, R$ 80 million for DPVAT and R$ 4 million for retrocession.

Pension Plan and VGBL Investment Portfolios – Market Share (%)

In March 2005, the Investment Portfolios totaled R$ 30,630 million, comprising almost half of market resources.

Participants

Increase in Number of Participants – in thousands

N.B.	VGBL is included.

Life and Personal Accident Policyholders

Increase in Life Insurance Policyholders – in thousands

Thanks to its solid structure, innovative product policy and trusted market standing, Bradesco Vida e Previdência maintained its leadership, in 1Q05, of both markets in which it operates, with a 35.0% share of income from private pension plans and a 17.3% share of life insurance premiums.

Bradesco is also sole leader in VGBL plans with a 47.5% share and a 26.2% share in PGBL (Source: ANAPP – Data accumulated until February 2005).

The number of Bradesco Vida e Previdência customers reached 6.2%, in 1Q05, surpassing the mark of 1.5 million private pension plan participants and 7.1 million life insurance holders. This significant increase was prompted by the strength of the Bradesco brand name, by the use of an appropriate management and sales policies and by the launching of innovative products.

Year-end technical reserves totaled R$ 30.1 billion in 1Q05, an increase of 25.8% as compared to the same period of 2004. The portfolio of investments in private pensions and VGBL totaled R$ 30.6 billion, comprising almost half of all market resources.

Awards/Recognition

The quality of the services provided by Bradesco Vida e Previdência was recognized again in 2004 through of the following awards:

On March 15, 2005, Bradesco Vida e Previdência received the Troféu Desbravadores award for the pioneer positioning in VGBL, as well as the Troféu Marketing 10 for the products line (Vida Seguro, Seguro de Acidentes Pessoais Premiáveis, Prev Jovem, among others).

Savings Bonds Companies (1)

Balance Sheet – R$ million

	2003	2004		2005

	December	March	December	March

Assets
Current Assets and Long-Term Receivables	2,621	2,639	2,949	2,621
Securities	2,427	2,547	2,844	2,536
Accounts Receivable and Other Receivables	194	92	105	85
Permanent Assets	20	20	31	91
Total	2,641	2,659	2,980	2,712

Liabilities
Current and Long-Term Liabilities	2,239	2,286	2,616	2,295
Tax and Labor Contingencies	165	257	179	190
Other Liabilities	220	73	452	70
Technical Reserves	1,854	1,956	1,985	2,035
Stockholders' Equity	402	373	364	417
Total	2,641	2,659	2,980	2,712

Statement of Income – R$ million

	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Income from Savings Bonds	314	306	319	284
Variation in Technical Reserves	(171)	(50)	47	(14)
Draws and Redemption of Bonds	(162)	(273)	(292)	(247)
Redemptions	(158)	(261)	(276)	(238)
Draws	(4)	(12)	(16)	(9)
Selling Expenses	–	–	(4)	(4)
Financial Income	88	107	74	71
Administrative Expenses/Taxes	(26)	(19)	(21)	(12)
Equity Results	14	3	33	49
Non-Operating Income	39	(1)	(3)	–
Income Before Taxes and Contributions	96	73	153	127
Taxes and Contributions on Income	(30)	(24)	(41)	(26)
Net Income	66	49	112	101

(1)	Bradesco Capitalização and Atlântica Capitalização are included.

Bradesco Capitalização's outstanding position in the savings bonds market is the result of its transparent operating policy, which is focused on the deployment of products in line with potential consumer demand.

Regionally, the company holds a leadership position in one Brazilian State , according to the latest figures for February 2005 published by SUSEP. The company's market share was of 22.4% in São Paulo .

In pursuit of a bond which is suited to its customers' different profiles and budgets, a number of products was developed, which vary in accordance with the type of payment (single or monthly), contribution terms, regularity of draws (weekly or monthly) and related prize amounts. This phase brought the general public closer and consolidated the success of the popular “Pé Quente Bradesco” (Lucky Bond) savings bonds series.

Bradesco Capitalização was the first private savings bonds company in Brazil to receive ISO 9002 Certification, which in December 2002 was upgraded to the 2000 Version ISO 9001:2000. Granted by Fundação Vanzolini, the certification attests to the management quality of Bradesco savings bonds and confirms the principles on which their creation was based: good products, good services and continuous growth.

Income from Savings Bonds Certificates – Market Share (%)

Technical Reserves – Market Share (%)

Growth in Technical Reserves – R$ million

Following Bradesco Capitalização's fast-growing pace, the volume of Technical Reserves totaled R$ 2.035 billion in March 2005, a growth rate of 4.0% compared to the same period in 2004. According to data for February 2005 disclosed by SUSEP, the company has 21.6% of the total market volume of Technical Reserves.

These results transmit confidence and confirm the company's financial soundness and capacity to honor the commitments to its customers.

Number of Customers – in thousands

As a result of its customer loyalty building policy, focused on the quality customer service and the offer of innovative products, the number of Bradesco Capitalização customers totaled more than 2.7 million at the end of 1Q05.

Outstanding Traditional Savings Bonds – in thousands

Outstanding Savings Bonds with Transfer of Draw Participation Rights – in thousands

Total Outstanding Savings Bonds – in thousands

The outstanding savings bonds portfolio varied from 31.8 million in 2004 to 11.7 million in March 2005. This decrease was motivated by the redemption of a major series of bonds with “Transfer of Draw Participation Rights”, which were sold in 2004 via partnership agreements in various market segments. Of the total portfolio, 61.1% comprise bonds with “Transfer of Draw Participation Rights”, including Bradesco Cartões, Bradesco Vida e Previdência, Banco Finasa etc. Since the purpose of this type of savings bonds certificate is to add value to partners' products or to provide incentives for customer due payments, these are low-priced bonds which are sold with reduced terms and grace periods and at a lower unit purchase price.

Awards/Recognition

In March 2005, Bradesco Capitalização was awarded the “Segurador Brasil 2005” (Brazil’s Insurance Company 2005), sponsored by Segurador Brasil magazine. The company was considered as having the “Best Performance”.

Banco Finasa

Consolidated Balance Sheet – R$ million

	2003	2004		2005

	December	March	December	March

Assets
Current Assets and Long-Term Receivables	5,519	6,508	8,697	9,949
Funds Available	4	15	9	5
Interbank Investments	35	35	107	164
Securities and Derivative Financial Instruments	12	91	27	167
Interbank Accounts	20	27	28	17
Credit and Leasing Operations	5,172	5,973	8,114	9,155
Allowance for Loan Losses	(136)	(212)	(253)	(277)
Other Receivables and Other Assets	412	579	665	718
Permanent Assets	12	383	1,640	1,655
Total	5,531	6,891	10,337	11,604

Liabilities
Current and Long-Term Liabilities	5,308	6,608	9,837	11,032
Demand, Time and Interbank Deposits	4,746	5,976	9,322	10,572
Interbank Accounts	–	24	–	–
Borrowings and Onlendings	140	55	47	47
Derivative Financial Instruments	327	319	159	113
Other Liabilities	95	234	309	300
Deferred Income	21	19	36	35
Stockholders’ Equity	202	264	464	537
Total	5,531	6,891	10,337	11,604

Consolidated Statement of Income – R$ million

	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Income from Lending and Trading Activities	209	483	667	736
Expenses for Lending and Trading Activities	(229)	(262)	(418)	(500)
Gross Profit from Financial Intermediation	(20)	221	249	236
Other Operating Income (Expenses)	(125)	(129)	(133)	(150)
Operating Income	(145)	92	116	86
Non-Operating Income (Expenses)	–	–	1	1
Income Before Taxes and Contributions	(145)	92	117	87
Taxes and Contributions on Income	49	(32)	(19)	(15)
Net Income (Loss) (*)	(96)	60	98	72

(*)	The 4th quarter’s income of 2003 had impact from the mark-to-market adjustment of SWAP transactions.

Profile

Banco Finasa S.A. is the Consumer Sales Financing of Organização Bradesco, offering loans to customers in three different business lines: to acquire Vehicles – activity in which is the market leader, with a 20.7% participation as of March production, according to Central Bank data. Finasa also offers Personal Credit loans and financings for the acquisition of Other Assets or Services, called Carteira Finabens ( Finabens Portfolio ), that totaled 10% of the market production at the same period.

Bradesco operates through the Finasa Promotora de Vendas Ltda, its wholly owned subsidiary, responsible for acquiring new customers and forwarding financing and personal credit proposals to the Bank

At the end of the quarter, Promotora Finasa had 121 branches distributed nationwide, 3,224 employees, more than 34.1 thousand registered commercial outlets, being 14,853 stores of new and old vehicles and 19,259 department stores selling furniture, DIY, tourism, auto parts and IT related equipment and software, white goods, clothing and footwear, among others.

In March, customers served by Banco Finasa totaled more than 2.0 million for all business segments.

In this quarter it is important to highlight the beginning of the operations with Casas Bahia, under an agreement signed in November 2004, and also the beginning of personal loans consigned in the payroll for employees working at the private sector.

Operating Performance

On March 31, 2005, consolidated total assets reached R$ 11.6 billion, a growth rate of 12.2% compared to December and of 68.4% compared to March 2004. Credit operations totaled R$ 9.2 billion, up 12.8% compared to December and 55.9% over March 2004, before the Allowance for Loan Losses. Out of this total, R$ 8.5 billion comprised the new and used auto financing portfolio, an increase of 55.5% compared to the same month in the prior year, R$ 467 million by Finabens portfolio, a growth of 47.4% and R$ 173 million for Personal Credit portfolio loans, an expansion of 114% compared to March 2004.

The production of these three business lines amounted to R$ 2,445 billion in the 1st quarter of 2005, up 59.7% over the one that took place in the same period of 2004, of R$ 1,531 billion, with the following growth by business line:

Bussiness Line	R$ million

	1st Quarter		Evolution (%) 12 months

	2004	2005

Vehicles	1,323	2,080	57.2
Finabens	175	277	58.1
Personal Credit	33	88	165.9

The higher balances of the Permanent Assets in March 2005 and December 2004, as compared to the same months in 2004 and 2003, comprise, basically, unamortized goodwill on the purchase of Banco Zogbi and other companies of the group, as well as the a cquisition of 35% of the stocks of Banco Alvorada in November 2004.

Banco Finasa reported in the first quarter of 2005 net income of R$ 72 million, up by 20% when related to the same period of 2004, when it totaled R$ 60 million, closing March 2005 with Stockholders' Equity of R$ 537 million.

Leasing Companies

On March 31, 2005, Organização Bradesco had the following leasing companies: Bradesco Leasing S.A. Arrendamento Mercantil, formerly Potenza Leasing S.A. Arrendamento Mercantil and Zogbi Leasing S.A. Arrendamento Mercantil.
Aggregated Balance Sheet – R$ million

	2003	2004		2005

	December	March	December	March

Assets
Current Assets and Long-Term Receivables	5,061	5,217	5,227	5,349
Funds Available	2	4	–	–
Interbank Investments	2,153	2,273	2,548	2,607
Securities and Derivative Financial Instruments	1,171	1,254	649	751
Leasing Operations	1,372	1,305	1,513	1,578
Allowance for Leasing Losses	(114)	(119)	(99)	(82)
Other Receivables and Other Assets	477	500	616	585
Permanent Assets	41	39	93	87
Total	5,102	5,256	5,320	5,526

Liabilities
Current and Long-Term Liabilities	3,022	3,056	3,209	3,264
Securities Received under Security Repurchase Agreements and Funds Received from Issuance of Securities	1,650	1,703	1,907	1,987
Borrowings and Onlendings	253	233	191	188
Derivative Financial Instruments	22	20	8	6
Subordinated Debt	628	625	625	626
Other Liabilities	469	475	478	457
Stockholders' Equity	2,080	2,200	2,111	2,262
Total	5,102	5,256	5,320	5,526

Statement of Income – R$ million

	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Income from Lending and Trading Activities	345	415	382	403
Expenses for Lending and Trading Activities	(246)	(304)	(296)	(292)
Gross Profit from Financial Intermediation	99	111	86	111
Other Operating Income (Expenses)	(30)	(14)	(14)	(15)
Operating Income	69	97	72	96
Non-Operating Income	4	1	(4)	–
Income Before Taxes and Contributions	73	98	68	96
Tax and Contributions on Income	(25)	(37)	(22)	(33)
Net Income	48	61	46	63

Leasing Performance – Consolidated Bradesco

Bradesco's leasing operations are carried out through Bradesco Leasing S.A. Arrendamento Mercantil and Banco Finasa S.A.

On March 31, leasing operations brought to present value totaled R$ 1.774 billion, with a balance of R$ 15.9 million receivable in operating leases.

According to the Brazilian Association of Leasing Companies (ABEL), the Organização Bradesco leasing companies are sector leaders, with an 11.7% share of this market (base date: February 2005).

This sound performance is rooted in its Branch Network integrated operations and the maintenance of its diversified business strategies in various market segments, in particular, the implementation of operating agreements with major industries, mainly in the heavy vehicle and machinery/equipment sectors.

The following graph presents the breakdown of Bradesco's consolidated leasing portfolio by type of asset.

Portfolio by Type of Asset

Bradesco Consórcios (Consortium Purchase System)

Administradora (Management Company)

Balance Sheet – R$ thousand

	2003	2004		2005

	December	March	December	March

Assets
Current Assets and Long-Term Receivables	26,369	36,744	76,381	94,638
Funds Available	–	–	5	36
Securities	25,509	35,788	74,709	93,860
Other Receivables	860	956	1,667	742
Permanent Assets	740	747	782	734
Total	27,109	37,491	77,163	95,372

Liabilities
Current and Long-Term Liabilities	7,903	8,859	23,252	25,215
Amounts Refundable to Former Groups Now Closed	5,450	5,560	5,853	5,980
Other Liabilities	2,453	3,299	17,399	19,235
Stockholders’ Equity	19,206	28,632	53,911	70,157
Total	27,109	37,491	77,163	95,372

Statement of Income – R$ thousand

	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Income on Commission and Fees	13,682	15,335	28,676	29,794
Taxes Payable	(946)	(903)	(1,722)	(2,912)
Financial Income	708	919	2,466	3,320
Administrative Expenses (Including Personnel Expenses)	(2,479)	(1,933)	(4,162)	(3,313)
Selling Expenses	(3,179)	(2,088)	(8,624)	(2,336)
Other Operating (Expenses) Income	(3)	47	291	430
Income Before Taxes and Contributions	7,783	11,377	16,925	24,983
Taxes and Contributions on Income	(2,808)	(1,950)	(4,068)	(8,737)
Net Income	4,975	9,427	12,857	16,246

Consortium Groups

Balance Sheet – R$ thousand

	2003	2004		2005

	December	March	December	March

Assets
Current Assets and Long-Term Receivables	85,235	124,366	268,577	330,949
Amount Offset	4,101,186	4,436,832	8,163,846	8,268,522
Total	4,186,421	4,561,198	8,432,423	8,599,471

Liabilities
Current and Long-Term Liabilities	4,933	12,260	36,083	52,264
Stockholders’ Equity	80,302	112,106	232,494	278,685
Amount Offset	4,101,186	4,436,832	8,163,846	8,268,522
Total	4,186,421	4,561,198	8,432,423	8,599,471

Operating overview

On December 9, 2002, Bradesco Consórcios commenced the sale of consortium quotas to the Bank’s employees and on January 21, 2003, these sales were extended to Bradesco account holders and non-account holders, including the consortium purchase system in the Bank’s product portfolio.

Operating in the Administration of Consortium Groups for the purchase of real estate, Vehicles, Tractors, Trucks and Combine Harvesters, the company can rely on the customer service infrastructure deployed by Banco Bradesco.

The company enjoys all the facilities offered by the Bradesco Customer Service Network to commercialize its products, which is a distinct market advantage responsible for the rapid growth presented by the consortium purchase system segment. The extensive nature and security associated with the Bradesco Brand Name are added advantages for expanding consortium plan sales.

Mission Statement

The company’s mission is to manage consortium plans and groups for individuals and corporations regardless of whether they are Bradesco account holders or not.

To operate in the car, truck, tractor and combine harvester segment, as well as in real estate, maintaining excellent standards in the quality of the services offered and in consortium system practice, pursuant to regulations determined by the Brazilian Central Bank and in line with the Organização Bradesco’s philosophy.

Segmentation

The Bradesco Organization’s entry into this segment is part of its strategy to offer the most complete range of product and services possible to its customers.

Providing all income brackets with the opportunity to purchase items through the consortium quota system, filling a market lacuna at accessible prices, especially considering, as regards the country’s present housing deficit, real estate products.

Representation

Within this segment, Bradesco plays a central role in providing Brazilians with the opportunity to acquire customers durables and real estate. In this sector customers can acquire apartments, houses, building plots or commercial offices.

In 1Q05, 13.8 thousand consortium quotas were sold.

On March 31, accumulated sales totaled more than 153.4 thousand consortium quotas, with billings over R$ 4.4 billion, registering 31.5 thousand participants selected by bid or by draw, with 19.8 thousand assets delivered and 853 active groups. In 1Q05, 48 new groups were formed.

Active Quotes

Conquering Leadership

With a bold market strategy, Bradesco Consórcios leads the real estate segment, according to data informed by the Brazilian Central Bank in February, with 40,304 active quotas. These results brought important recognition, such as the Marketing Best and ADVB (Brazilian Association of Sales and Marketing Directors) award.

Supported by an aggressive campaign for the sale of vehicles’ quotas, Bradesco Consórcios reached also the leadership of the Auto segment since December 2004, according to Central Bank’s data, leaving behind consortium management companies related to car assembly factories, such as: Volkswagen, Fiat and GM. In March 2005, we registered 106,300 active quotas referring to this segment.

Leadership is conquered and consolidated (Real Estate and Auto) as a result of ongoing and determined efforts, motivated by the enthusiasm of each sales teams and the Branch Network distribution.

Total Quotas Sold

Number of active participants comprising the 10 largest real-estate consortium management companies (*)

(*)	Data as of February 2005, as per Central Bank report.

List of 10 largest auto segment consortium management companies (*)

(*)	Data as of February 2005, as per Central Bank report.

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Balance Sheet – R$ thousand

	2003	2004		2005

	December	March	December	March

Assets
Current Assets and Long-Term Receivables	319,850	320,961	116,135	1,108,194
Funds Available	15	15	38	43
Interbank Investments and Securities	65,586	62,397	62,112	57,808
Other Receivables and Other Assets	254,249	258,549	53,985	1,050,343
Permanent Assets	20,310	21,084	23,773	24,619
Total	340,160	342,045	139,908	1,132,813

Liabilities
Current and Long-Term Liabilities	274,569	271,781	78,914	1,066,541
Other Liabilities	274,569	271,781	78,914	1,066,541
Stockholders' Equity	65,591	70,264	60,994	66,272
Total	340,160	342,045	139,908	1,132,813

Statement of Income – R$ thousand

	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Income from Financial Intermediation	4,294	2,498	3,557	1,285
Other Operating Income (Expenses)	1,146	5,113	2,620	5,148
Operating Income	5,440	7,611	6,177	6,433
Income before Taxes and Contributions	5,440	7,611	6,177	6,433
Taxes and Contributions on Income	(1,818)	(2,561)	(2,076)	(2,978)
Net Income	3,622	5,050	4,101	3,455

Bradesco Corretora maintained its outstanding position in the Capital Markets at the end of 1Q05.

We present below a summary of the main activities carried out during the quarter:

Bradesco Corretora ended the year ranked 11th among the more than 90 brokerage firms operating in the São Paulo Stock Exchange (BOVESPA). During the period, services were provided to 19,768 investors and 141,579 purchase and sell orders were carried out for a total financial volume of R$ 5.1 billion. The project “Sala de Ações” (“Stock Room”) was launched, integrated to the Bradesco Prime's Branches, with the first unit established in the Nova Central Branch. Bradesco Corretora participates with BOVESPA in the “ Bovespa vai até você ” campaign, an important effort to raise public awareness regarding the benefits of investing in the stock market.

Bradesco Corretora negotiated 877.1 thousand contracts in the Mercantile and Futures Exchange (BM&F) with a financial volume of R$ 106.4 billion, ranking it at the 19th position out of more than 80 participants. The Corretora has centered its efforts on the continued expansion of its business, as well as on promoting the futures markets. In the agribusiness, it has been acting directly in the country's main production centers, through visits, seminars and participation in agricultural fairs and expos. In conjunction with the BM&F, the company sponsored visits to the exchange and to Bradesco Corretora in São Paulo by clients from all over the country. At the same time, the company hosted numerous visits by agricultural producers, teachers, opinion-makers and brokers of the physical commodities market.

Online web trading for the year totaled 72,999 orders, with financial volume of R$ 460.7 million, representing 2.5% of all Home-Broker operations carried out in BOVESPA and placing Bradesco Corretora at the 7th position in the overall ranking. The customer base increased by 10.3% with more than 2,852 new customers registered during the quarter and more than 13,127 e-mails received.

As a result of its role in Public Offerings of Stocks Purchases, Special Operations, Stock Swapping Auctions and Privatization Auctions, Bradesco Corretora continues to hold its important market position, with a financial volume of R$ 237.7 million for the quarter.

Bradesco Corretora offers an investment analysis service, operating jointly with Banco Bradesco's economic area, delivering main market performance reports, suggested stock portfolios and a comprehensive stock guide.

The company also offers a non-resident investor representative service for transactions carried out in the financial and capital markets, in accordance with the provisions of CMN Resolution 2689, as of January 26, 2000.

Net Income recorded for the quarter totaled R$ 3.4 million.

Stockholders' Equity at the end of the quarter reached R$ 66.3 and the assets totaled R$ 1.133 billion.

Information – Trading at BM&F and BOVESPA

	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

BM&F
Ranking	29th	26th	22th	19th
Contracts Traded (thousand)	389.1	730.3	819.4	877.1
Financial Volume (R$ billion)	45.0	80.0	89.8	106.4
Stock Exchange
Ranking	10th	9th	9th	11th
Number of Investors	16,802	57,813	15,394	19,768
Number of Orders Executed	88,365	101,820	180,030	141,579
Volume Traded (in Billions of Reais)	3.8	4.7	5.4	5.1
Home Broker
Ranking	5th	5th	5th	7th
Registered Customers	19,223	21,787	27,781	30,633
Orders Executed	51,633	59,785	62,403	72,999
Volume Traded (R$ million)	319.9	355.7	378.8	460.7

Bradesco Securities, Inc.

Balance Sheet – R$ thousand

	2003	2004		2005

	December	March	December	March

Assets
Current Assets and Long-Term Receivables	64,587	64,255	60,348	59,308
Funds Available	2,041	424	1,671	216
Interbank Investments	970	2,912	5,771	8,189
Securities and Derivative Financial Instruments	60,544	60,894	52,890	50,852
Other Receivables and Other Assets	1,032	25	16	51
Permanent Assets	70	56	25	22
Total	64,657	64,311	60,373	59,330

Liabilities
Current and Long-Term Liabilities	158	433	1,023	985
Other Liabilities	158	433	1,023	985
Stockholders' Equity	64,499	63,878	59,350	58,345
Total	64,657	64,311	60,373	59,330

Statement of Income – R$ thousand

	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Gross Profit from Financial Intermediation	3,552	720	1,792	(751)
Other Operating Income (Expenses)	355	(652)	(819)	(518)
Operating Income (Expense)	3,907	68	973	(1,269)
Net Income/(Loss)	3,907	68	973	(1,269)

Bradesco Securities, Inc., a wholly owned subsidiary of Banco Bradesco, operates as a broker dealer in the United States . The company's activities are focused on the intermediation of share purchases and sales, with emphasis on ADR operations. The company is also authorized to operate with Bonds, Commercial Paper and Certificates of Deposit, among others, and to provide Investment Advisory services. This Bradesco initiative was motivated by the more than 90 ADRs programs of Brazilian companies traded in New York and by the growing interest of foreign investors in the emerging markets, and is designed to offer support for global economy investors who invest part of this flow in countries such as Brazil .

Banco Bradesco obtained Financial Holding Company status (Board of Governors of the Federal Reserve System), on January 30, 2004, which will permit the expansion of Bradesco Securities' activities.

This status, given based on a rigorous analysis of various aspects determined in US banking legislation, including Bradesco's high level of capitalization and the quality of its Management, will allow the Bank, either directly or through its subsidiaries, to operate in the US market, whenever considered convenient, carrying out financial activities under the same conditions as local banks, in particular the following:

  Securities trading (underwriting, private placement and market-making);
  Acquisitions, mergers, portfolio management and financial services (merchant banking);
  Mutual funds portfolio management; and
  Sale of insurance.

Accordingly, Banco Bradesco has strengthened its role in the Investment Banking segment, increasing opportunities for exploiting various financial activities in the US market and contributing to the increase in the volume of transactions carried out with Brazilian companies.

5 – Operating Structure

Corporate Organization Chart

Major Stockholders

(1)	The Bradesco Management (Board of Executive Officers and Board of Directors) comprises the Governing Board of the Bradesco Foundation, the Entity’s most senior Deliberative Organ. Base date: March 31, 2005

Main Subsidiaries and Associated Companies

Banco Bradesco
Banco Bradesco Argentina
99.99% ON
99.99% TOTAL
Bradesco Corretora T.V.M.
100.00% ON
100.00% TOTAL
Banco Boavista
100.00% ON
100.00% TOTAL
Banco BEM
100.00% ON
100.00% TOTAL
Bradesco Leasing S.A. Arrendamento Mercantil
União Participações Ltda.
100.00% ON
100.00% TOTAL
Banco Finasa
100.00% ON
100.00% TOTAL
BRAM Bradesco Asset Management
100.00% ON
100.00% TOTAL
Cia. Securitiz. de Créditos Financeiros Rubi
100.00% ON
100.00% TOTAL
Banco Mercantil de SP
64.89% ON
64.89% TOTAL
34.94% ON
34.94% TOTAL
Banco Alvorada S.A.
50.10% QUOTAS
Bradesco Templeton Asset
Bradesco Consórcios
68.37%
Banco Bradesco Luxembourg
50.00% QUOTAS
UFJ - Bradesco Participações
99.99% QUOTAS
Scopus Tecnologia
100.00% ON
100.00% TOTAL
Bradesco Saúde
31.63%
100.00%
Bradesco Securities
100.00%
Agência New York
100.00% ON
100.00% TOTAL
Bradesco Internat. Health Service
100.00%
Bradport – SGPS. Sociedade Unipessoal Lda.
100.00%
Agência Grand Cayman
100.00%
Bradesco Services Co.
49.00% ON
49.00% TOTAL
CPM Holdings
100.00% ON
100.00% TOTAL
Bradesco Seguros
99.77% ON
99.77% TOTAL
Bradesco Argentina de Seguros
100.00% ON
100.00% TOTAL
Finasa Seguradora
100.00% ON
100.00% TOTAL
Atlântica Capitalização
100.00% ON
100.00% TOTAL
Bradesco Auto/RE Cia. de Seguros
100.00% ON
100.00% TOTAL
Bradesco Vida e Previdência
51.00% ON
40.00% TOTAL
Indiana Seguros
100.00% ON
100.00% TOTAL
Bradesco Capitalização

Administrative Body

General Meeting of Stockholders
Fiscal Council
Board of Directors
Lázaro de Mello Brandão - Chairman
Antônio Bornia - Vice-chairman
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez Valente
Raul Santoro de Mattos Almeida
Ricardo Espírito Santo Silva Salgado
Audit Committee
Compliance and Internal Controls Committee
Executive Committee of Ethical Conduct
Remuneration Committee
President
Márcio Artur Laurelli Cypriano
General Secretariat Carlos Alberto Rodrigues Guilherme (Area Director)
General Inspectorate (Internal Audit)
Banco Bradesco Argentina José Guilherme Lembi de Faria (Area Director)
Risk Management and Compliance Domingos Figueiredo de Abreu (Area Director)
Human Resources Milton Matsumoto (Area Director)
Executive Committee for Information Security Domingos Figueiredo de Abreu (Area Director)
Disclosure Committee
Executive Vice-Presidents
Managing Directors
Areas
Arnaldo Alves Vieira
• Marketing
Ademir Cossiello
• Bradesco Capitalização (Production)
• Retail Bradesco
• Branch Network (Retail)
Armando Trivelato Filho
• Bradesco Dia e Noite (Day and Night)
• Customer Relations
José Guilherme Lembi de Faria
• Bradesco Services Co., Ltd.
Luiz Pasteur Vasconcellos Machado
• Cards
Odair Afonso Rebelato
• Banco Postal
Décio Tenerello
José Alcides Munhoz
• Credit
José Guilherme Lembi de Faria
• Fx/International Area
Paulo Eduardo D'Avila Isola
• Loans and Borrowings
• Finasa Promotora de Vendas
• Leasing
José Luiz Acar Pedro
• Investor Relations
Milton Matsumoto
• Executive Quality Committee
• O&M
• Scopus Tecnologia
• Staff Training
Sérgio de Oliveira
• Stocks and Custody
• Bradesco Corretora de Títulos e Valores Mobiliários
• Bradesco Securities, Inc.
• BRAM-Bradesco Asset Management
Julio de Siqueira Carvalho de Araujo
José Guilherme Lembi de Faria
• Treasury
• Economic Studies and Research
Laércio Albino Cezar
Armando Trivelato Filho
• Equity
Aurélio Conrado Boni
• IT:
– Systems Development
– IT Research and Technology
– Data Processing and Communications
– Centralized Services
– Business Technology
Luiz Pasteur Vasconcellos Machado
• Support and Services
Luiz Carlos Trabuco Cappi
• Bradesco Insurance Group
– Savings Bonds
– Private Pension Plans
– Insurance
Milton Almicar Silva Vargas
Carlos Alberto Rodrigues Guilherme
• Purchases
• Legal
• Budget and Control
Domingos Figueiredo de Abreu
• Tax Audit Committee
• General Controllership
• Treasury and Funding Operating Control
Norberto Pinto Barbedo
Ademir Cossiello
• Bradesco Empresas (middle market)
• Branch Network (Companies)
Cristiano Queiroz Belfort
• Bradesco Corporate Banking:
– Corporate
– Asian Desk/Euro Desk
– Capital Market
Sérgio Socha
• Bradesco Consórcios
José Alcides Munhoz
• Sale of Products and Services
• Banking Charges
Luiz Pasteur Vasconcellos Machado
• Bradesco Prime
• Private Banking
• Prime Branch Network
Odair Afonso Rebelato
• Credit Recovery
Sérgio de Oliveira
• Investments

Risk Ratings – Bank

Fitch Ratings								Moody's Investors Service									Austin Rating
International Scale						National Scale		International Scale						National Scale		Financial Quality	National Scale
Individual	Support	Foreign Currency		Local Currency		National		Foreign Currency Deposit		Foreign Currency Debt		Local Currency Deposit		Deposits			Financial Soundness
		Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
A	1	AAA	F1	AAA	F1	AAA(bra)	F1+(bra)	Aaa	P-1	Aaa	P-1	Aaa	P-1	Aaa.br	BR-1	A	AAA
A/B	2	AA+	F2	AA+	F2	AA+(bra)	F1 (bra)	Aa1	P-2	Aa1	P-2	Aa1	P-2	Aa1.br	BR-2	A–	AA
B	3	AA	F3	AA	F3	AA(bra)	F2 (bra)	Aa2	P-3	Aa2	P-3	Aa2	P-3	Aa2.br	BR-3	B+	A
B/C	4	AA–	B	AA–	B	AA– (bra)	F3 (bra)	Aa3	NP	Aa3	NP	Aa3	NP	Aa3.br	BR-4	B	BBB
C	5	A+	C	A+	C	A+ (bra)	B (bra)	A1		A1		A1		A1.br		B–	BB
C/D		A	D	A	D	A (bra)	C (bra)	A2		A2		A2		A2.br		C+	B
D		A–		A–		A– (bra)	D (bra)	A3		A3		A3		A3.br		C	CCC
D/E		BBB+		BBB+		BBB+ (bra)		Baa1		Baa1		Baa1		Baa1.br		C–	CC
E		BBB		BBB		BBB (bra)		Baa2		Baa2		Baa2		Baa2.br		D+	C
		BBB–		BBB–		BBB– (bra)		Baa3		Baa3		Baa3		Baa3.br		D
		BB+		BB+		BB+ (bra)		Ba1		Ba1		Ba1		Ba1.br		D–
		BB		BB		BB (bra)		Ba2		Ba2		Ba2		Ba2.br		E+
		BB–		BB–		BB– (bra)		Ba3		Ba3		Ba3		Ba3.br		E
		B+		B+		B+ (bra)		B1		B1		B1		B1.br
		B		B		B (bra)		B2		B2		B2		B2.br
		B–		B–		B– (bra)		B3		B3		B3		B3.br
		CCC		CCC		CCC (bra)		Caa1		Caa1		Caa1		Caa1.br
		CC		CC		CC (bra)		Caa2		Caa2		Caa2		Caa2.br
		C		C		C (bra)		Caa3		Caa3		Caa3		Caa3.br
		DDD		DDD		DDD (bra)		Ca		Ca		Ca		Ca.br
		DD		DD		DD (bra)		C		C		C		C.br
		D		D		D (bra)
N.B.	Bradesco s risk ratings are among the highest attributed to Brazilian Banks. ’

Risk Ratings – Insurance and Savings Bonds Companies

		Insurance			Savings Bonds

Fitch Ratings		Standard & Poor’s	SR Rating		Standard & Poor’s

National Scale	International Scale	National Scale	International Scale	National Scale	National Scale

AAA (bra)	AAA	brAAA	AAASR	brAAA	brAAA
AA+ (bra)	AA+	brAA+	AA+SR	brAA+	brAA+
AA (bra)	AA	brAA	AASR	brAA	brAA
AA – (bra)	AA–	brAA–	AA–SR	brAA–	brAA–
A+ (bra)	A+	brA+	A+SR	brA+	brA+
A (bra)	A	brA	ASR	brA	brA
A– (bra)	A–	brA–	A–SR	brA–	brA–
BBB+ (bra)	BBB+	brBBB+	BBB+SR	brBBB+	brBBB+
BBB (bra)	BBB	brBBB	BBBSR	brBBB	brBBB
BBB– (bra)	BBB–	brBBB–	BBB–SR	brBBB–	brBBB–
BB+ (bra)	BB+	brBB+	BB+SR	brBB+	brBB+
BB (bra)	BB	brBB	BBSR	brBB	brBB
BB– (bra)	BB–	brBB–	BB–SR	brBB–	brBB–
B+ (bra)	B+	brB+	B+SR	brB+	brB+
B (bra)	B	brB	BSR	brB	brB
B– (bra)	B–	brB–	B–SR	brB–	brB–
CCC (bra)	CCC	brCCC	CCCSR	brCCC	brCCC
CC (bra)	CC	brCC	CCSR	brCC	brCC
C (bra)	C	brC	CSR	brC	brC
	DDD	brD	DSR	brD	brD
DD
D

Ranking

Source	Criteria	Position	Base Date

“The Forbes Global 2000” Research	Banks/Forbes 2000*	1st (Brazil)	March 2005
“The Forbes Global 2000” Research	Banks/Forbes 2000*	38th (Worldwide)	March 2005
“The Forbes Global 2000” Research	Overall/Forbes 2000*	2nd (Brazil)	March 2005
“The Forbes Global 2000” Research	Overall/Forbes 2000*	208th (Worldwide)	March 2005

*	Forbes 2000: companies comprising “The Forbes Global 2000” list are rated based on a combination of criteria which takes into consideration income, profit, assets and market value.

Market Segmentation

Bradesco operates on a segmented service basis, seeking to match its different products and services to the different profiles and size of its target public. In line with a world market trend, Bradesco's structure permits the grouping together of customers with similar profiles, facilitating superior quality customer service, extending business opportunities with a greater focus on relationship actions.

Bradesco Retail

Bradesco maintains its Retail vocation, attending with high quality service all segments of the Brazilian population regardless of income bracket. The Bank has 15 million individuals and corporate customers, who carry out millions of transactions daily at our Branches, Banking Service Posts, Banco Postal Post-Office Branches and Correspondent Banks, comprising Brazil's largest Customer Service Network, providing easy and convenient services over extended hours.

In addition to the extensive service network, customers are offered the comfort of alternative service channels such as the Easy Phone (Fone Fácil) service and Internet Banking, which are already used for a significant portion of daily transactions.

Micro, small and medium-sized companies, as well as individuals, are given special attention through directed management.

The Retail segment has been focusing on the development of financial products, tailor made to meet the customers' profile in an ongoing effort to offer quality, agile and reliable service to all customers, in particular, bearing in mind the value of customer relations.

The main focus of this segment is directed towards meeting the diverse customer demands, which include the offer of microcredit, onlending, foreign exchange and a complete range of financing products for individuals, which allied with the Bradesco Brand Name and nationwide Branch Network comprise an important source for increasing the Bank's results.

Significant investments in staff training, designed to qualify employees to provide a customized and efficient customer service, seeking to preserve relations and increase the customers' loyalty to the Bank.

Bradesco Retail also makes available a Digital Branch, operating in a virtual environment and offering courier service. The Branch has a team of managers who attend customers regardless of location, from 8:00 am to 8:00 pm, seven days a week.

Bradesco Corporate Banking

Mission and Values

Bradesco Corporate's mission is to meet customer needs, developing long-term ethical and innovative relationships in sync with stockholders' interest.

The area’s principal values and which permeate its day-to-day activities comprise the following:

– team work;

– ongoing pursuit of innovation and excellence in customer service;

– transparency in all actions;

– commitment to self-development;

– adherence to strategic guidelines;

– creativity, flexibility and initiative;

– agile customer delivery.

Background and Achievements

The Corporate Banking segment was introduced in 1999, designed to attend companies from its target market based on a customer, rather than product standpoint, under a centralized relations management, offering as well as traditional products, structured, Tailor-made and Capital Market solutions, through specific Managers who have a clear vision of risk, market, industries and relationship. In February, a training program was started in order to coach 25 new Managers, as a result of the continuous concern for providing to customers the sales team with the best qualification of the market.

Among the various significant achievements obtained, we highlight the ISO 9001:2000 quality certification received by all areas of the Corporate Banking structure, including its Corporate Banking exclusive customer service platforms, as well as the important partnerships entered into with major international banks: UFJ – Japan, BBVA – Spain and BES – Portugal.

Brazilian Desk

Bradesco was the first Brazilian bank to carry out an operating agreement with a Japanese bank allowing the inclusion of some 300 thousand Brazilians living and working in Japan.

This partnership between the different professionals from the two banks, which was entered into two years ago, offers checking accounts and products and services designed to meet the needs of this special ex-pat community.

Customers have access to an exclusive UFJ-Bradesco Branch 7-days-a-week with 40 bilingual (Japanese and Portuguese) employees who attend via Automated Consulting and Contract Machines –ACMs, which are fully integrated with the UFJ Branch Network, for local bank services and remittances to Brazil.

These facilities will also be available, initially, via 5,000 ATMs with screens in Portuguese, offering ease and convenience to customers.

The operating agreement establishes a strategic alliance between Bradesco and the UFJ Bank, which will become the world's largest bank following its merger with Banco Tokyo Mitsubishi.

Another example of a solution with significant added value for the Institution are the partnerships entered into with major retail networks for consumer sales financing, made feasible as a result of the relationship, familiarity with this industry's production chain and the synergy which exists among the Bank's various segments.

Total resources comprising assets (credit, bonds and guarantees) and liabilities (deposits and funds/portfolios) amount to R$ 55.8 billion.

Target Market

The 1,239 Economic Groups comprising Bradesco Corporate’s target market, which is comprised by large corporations which record billings in excess of R$ 180 million per annum, are located in the states of São Paulo, both the capital and inner state, Rio de Janeiro, Minas Gerais, Paraná, Rio Grande do Sul, Santa Catarina, Goiás, Pernambuco and Bahia.

Specialized Structures

In addition to the teams specialized in the different economic sectors, this service also maintains structures entirely dedicated to the management of specific customers:

Euro Desk – this structure is focused on the management of customers of Spanish origin and the development of financial solutions for Bradesco Corporate companies, prospecting business synergies in Europe, the U.S. and Latin America.

Asian Desk – this structure is focused on the management of customers of Asian origin and the development of financial solutions, acting as an economic and financial advisor in business carried out with Japan and the Asian continent as a whole.

Agribusiness – the structure operates throughout this economic segment's production chain in the pursuit to implement feasible structured solutions to meet the specific needs of companies, as well as offering traditional services and products.

Bradesco Empresas (Middle Market)

Bradesco's middle market segment, Bradesco Empresas, was created in 2002, designed to offer quality corporate customer service for companies with annual billings from R$ 15 million to R$ 180 million, through 66 exclusively reserved Branches in the main Brazilian capitals.

Bradesco Empresas aims to offer the best business management, such as: Loans, Investments, Foreign Trade, Derivatives, Cash Management and Structured Finance, targeting customers’ satisfaction and results to the Bank.

The 66 Branches are distributed throughout Brazil as follows: Southeast (41), South (16), Central West (4), Northeast (3) and North (2).

Bradesco Empresas is formed by a team of 362 Relationship Managers, who are included in the ANBID Certification Program, serving on average from 27 to 32 economic groups per manager, encompassing 18,242 companies from all sectors of the economy.

Bradesco Private Banking

Bradesco Private Banking, through its highly qualified and specialized professionals focused on personalized advisory services, attends the Bank's high-income individual customers with minimum funds available for investment of R$ 1 million, offering an exclusive line of products and services designed to increase their wealth by maximizing returns. Therefore, the most appropriate financial solution is sought, considering each customer’s profile, under the Taylor Made concept, providing advisory services for asset allocation and fiscal, tax and successor advisory. Aiming the proximity to the customer base, Bradesco Private Banking holds two offices in São Paulo and Rio de Janeiro as well as 7 service units in Porto Alegre, Blumenau, Curitiba, Belo Horizonte, Brasília, Salvador and Recife.

Bradesco Prime

This segment was created in May 2003, and its target public comprises individual customers with monthly income of more than R$ 4 thousand, or with investments in excess of R$ 50 thousand.

Bradesco Prime’s customers are provided with:

– VIP facilities specifically designed to provide comfort and privacy;

– Customized service by the Relationship Managers who, due to of their small client portfolios, are able to dedicate special attention to each customer;

– Differentiated products and services, including the “Online Chat”, a real time financial consulting and the “Bradesco Prime Checking Account”, a loyalty program which is designed to add value and provide incentives to the customer's relationship with the Bank through the offer of increasing benefits.

Bradesco Prime Customers have access to a Network comprising 180 exclusive Branches throughout Brazil. In addition, customers use unique Internet Banking and Call Center facilities, in addition to the extensive Bradesco Customer Service Network, which includes its nationwide Branches and Self-Service network.

Some Prime branches also offer differentiated services, such as:

– Prime Digital Branch: focused on customer service via call center at extended business hours (from 8:00 am to 8:00 pm, 7 days-a-week, including bank holidays).

– Prime Branch at Cidade de Deus, Latin America's first Wireless Branch, where managers using remotely connected equipment can manage the customer's banking business from his/her own facilities.

The Relationship Managers are continually enhancing their professional qualifications to ensure that all the financial needs of their customers are taken care of. Moreover, all of these managers are included in the ANBID certification program.

Customer Service Network

	2004						2005
	March			December			March
	Branches	PABs/PAEs	PAAs	Branches	PABs	PAEs	Branches	PABs	PAEs
Consolidated	3,058	2,155	19	3,004	851	1,450	2,959	884	1,464
Bradesco	2,981	2,129	–	3,003	851	1,450	2,958	884	1,464
BEM(1)	76	26	19	–	–	–	–	–	–
Banco Finasa	1	–	–	1	–	–	1	–	–
Banco Postal	4,085			5,383			5,389
Branches Abroad	7			6			4
Subsidiaries Abroad	6			6			5
ATMs	22,302(2)			21,822			22,060
Self-Service Branch Network Outplaced Terminais	1,752			1,945			1,974
Finasa Promotora de Vendas	53			121			121
Promovel Empreendimentos e Serviços (3)	70			–			–
PAB (Banking Service Post), PAA (Advanced Banking Post) and PAE (Electronic Service Outlet).
(1)	The BEM Branches were incorporated on October 25, 2004; 29 Branches were integrated under the Bradesco banner; 12 PAAs were converted into Branches; 15 PABs and 3 PAEs were transferred to Bradesco and 2 PAEs converted into PABs.
(2)	211 ATM machines of Banco BEM are not included.
(3)	Merged into Finasa Promotora de Vendas in November 2004.

Customer Service Network – Branches

Customer to Branch Ratio – in thousands

Bradesco and Market Share

Region/State	Bradesco	Total banks in market (1)	Market share (%)

North
Acre	5	32	15.6
Amazonas	58	133	43.6
Amapá	4	23	17.4
Pará	49	276	17.8
Rondônia	18	88	20.5
Roraima	2	17	11.8
Tocantins	13	84	15.5
Total	149	653	22.8

Northeast
Alagoas	12	125	9.6
Bahia	223	746	29.9
Ceará	29	363	8.0
Maranhão	67	225	29.8
Paraíba	17	174	9.8
Pernambuco	65	473	13.7
Piauí	9	116	7.8
Rio Grande do Norte	13	143	9.1
Sergipe	13	159	8.2
Total	448	2,524	17.7

Central West
Distrito Federal	31	303	10.2
Goiás	106	550	19.3
Mato Grosso	62	239	25.9
Mato Grosso do Sul	56	224	25.0
Total	255	1,316	19.4

Southeast
Espírito Santo	40	326	12.3
Minas Gerais	281	1,837	15.3
Rio de Janeiro	260(2)	1,643	15.8
São Paulo	1,086	5,597	19.4
Total	1,667	9,403	17.7

South
Paraná	174	1,262	13.8
Rio Grande do Sul	158	1,414	11.2
Santa Catarina	108	830	13.0
Total	440	3,506	12.5

Total	2,959	17,402	17.0

(1)	Source: UNICAD– Information on Entities of Interest to the Brazilian Central Bank – March 2005.
(2)	Includes a Banco Finasa Branch.

Customer Service Network Branches – Market Share – March 2005

Bradesco Day and Night Customer Service Channels

In addition to the Branch Network, Bradesco customers are able to consult their banking transactions, carry out financial transactions and purchase products and services deployed via state-of-the-art technology through the following alternative channels: Self-Service (Auto-Atendimento), Easy Phone (Fone Fácil) and Internet Banking.

Bradesco Day and Night – Self-Service ATM Network

This Self-Service ATM network has 22,060 terminals strategically distributed throughout Brazil.

Bradesco Self-Service Network Distribution – Monthly Productivity – 1Q05

Increase in Transactions – in thousands

Financial Volume – R$ million

Self-Service Network Highlights

Items	2004				2005

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.

Banking Service Outlets (Nationwide Network)	6,628	6,783	6,858	7,020	7,033
Outplaced Terminals (excluding Branches, PABs and PAEs)	1,752	1,822	1,866	1,945	1,974
Cash Withdrawal Transactions (million)	101.1	103.4	107.8	117.5	107.5
Deposit Transactions (million)	47.9	48.7	50.2	51.7	47.2

Highlights for the 1st Quarter of 2005

  419.1 million transactions carried out, a 6.9% increase compared to the same term of 2004, comprising a daily average of 4.7 million;

  Traded financial volume totaled R$ 53.3 billion, up 9.5% compared to same period last year, comprising a daily average of R$ 608.7 million;

  Instant Personal Credit transactions recorded growth of 40.8% in quantity and 56.0% in financial amount, as compared to the 1Q04;

  1,000 Bradesco Express Checkbook Terminals were installed.

Bradesco Day and Night – Easy Phone Service (Fone Fácil)

Nationwide 24-hour call-center access, 7 days a week, with Electronic Voice-Response (EVR) technology and personalized calls.

Personalized calls are routed via Bradesco's Data and Voice Network to call centers sites in São Paulo – Santa Cecília and Osasco (Headquarters).

Number of Calls – in millions

Number of Transactions – in thousands

Financial Volume – R$ million

Highlights for the 1st Quarter of 2005

  63.1 million calls received during 1Q05, an increase of 4.6% compared to the total volume of calls received in the 1Q04.

  In the 1Q05, 78,8% of the calls received were completed through EVR, superior 1.2 percentage point than the same period of 2004.

Bradesco Day and Night – Internet Banking

Bradesco Day and Night manages a Portal which contains links to 40 related websites, 27 of which are institutional and 13 are transactional. Since it was first launched, Bradesco Internet Banking has focused on innovating and deploying the largest number of online services possible for its customers.

Bradesco Internet Banking currently offers its customers 495 different services, being 305 for individuals and 190 for corporate customers, which can be accessed around-the-clock, seven days a week from anywhere.

The figures evidence the enormous potential of the Internet.

Internet Banking – in thousands of registered users

Transactions – in thousands (*)

(*)	Via Internet Banking, ShopInvest, Cards, ShopCredit and Net Empresa.

Financial Volume – R$ million (*)

(*)	Via Internet Banking, ShopInvest, Cards, ShopCredit and Net Empresa.

Services	Transactions – 1st Quarter of 2005
• Bradesco Internet Banking (www.bradesco.com.br)	6.5 million registered users on 3.31.2005. 71.4 million transactions carried out.
• ShopInvest Bradesco (www.shopinvest.com.br)	1,064 million registered users on 3.31.2005. 284.4 million transactions carried out.
• ShopCredit (www.shopcredit.com.br)	4.3 million transactions/operations carried out.
• Bradesco Net Empresa (www.bradesco.com.br)	302,241 registered companies on 3.31.2005. 6.6 million transactions/operations carried out.
• Bradesco Cards (www.bradescocartoes.com.br)	5.0 million transactions carried out.

Highlights for 1Q05

  New Bradesco Prime website;

  New Bradesco Internet Banking;

  New Infoemail Bradesco;

  New Infoemail Credit Cards;

  Availability for non-account holders to access Book-Entry Assets through the Bradesco Net Empresa website;

  Public Offerings of Shares through the Internet;

  Deployment of Investment Consulting Scheduling.

Banco Postal

Banco Postal is the trade name and brand through which Bradesco offers its products and services in all of Brazil's municipalities, in partnership with the Brazilian Postal and Telegraph Company – ECT. Banco Postal is an example of the success of the Correspondent Bank concept, as a result of its far-reaching scope, the portfolio of products and services offered and its socially responsible role within Brazil's different local communities.

In 1Q05, Banco Postal achieved 3 million opened checking accounts, in less than three years of activities.

The results obtained by Banco Postal reaffirm the success of the partnership with ECT, and allow us an optimistic analysis in relation to other outlets that will be established in the Franchisee Network.

Number of Opened Accounts (accumulated) – in thousands

Number of Opened Branches (accumulated)

Number of Transactions Carried Out Quarterly – in thousands

Investments in Infrastructure, Information Technology and Telecommunications

The investments for expanding the capacity of infrastructure, IT and telecommunications at Bradesco Organization are designed to maintain a modern, practical and secure customer service network, characterizing the Bank as one of the world's most contemporary companies and creating added value for its customers and users at home and abroad.

Investments – R$ million

	R$ million

	Year					1st Qtr.

	2000	2001	2002	2003	2004	2005

Infrastructure	227	509	613	469	230	34
IT/Telecommunications	617	743	947	1,225	1,302	288
Total	844	1,252	1,560	1,694	1,532	322

Risk Management and Compliance

Credit Risks, Operating Risks, Market Risks, Internal Controls and Compliance

Activity and Structure

Risk management is becoming increasingly important, not only as a result of the global economy but also because of the most complex services and products provided to communities. Accordingly, Bradesco is constantly enhancing its risk management related activities in the pursuit to incorporate best international practices.

At Bradesco, risk management is seen as a competitive advantage, which adds value to the Bradesco Brand, since it provides the support required by the business areas for planning their activities, ensuring that resources are optimized and capital is allocated to the benefit of stockholders and society as a whole.

Accordingly, Bradesco has provided important incentives over the years to its technical staff training programs, in particular regarding the professional qualification of those involved in the control and of risk management. One of the Compliance Department employee is a GARP (Global Association of Risk Professionals) certified financial risk manager, having sat and passed this internationally recognized exam.

Aware that integrated risk management provides a competitive edge to activities, Bradesco formed the Risk Management Department in July 1998 which, subsequent to the incorporation of compliance functions in March 2002, became the Risk Management and Compliance Department – DGRC. In July 2003, the department gained a statutory department director, aggregating the activities related to credit risk and other initiatives already in place in other areas of the Organization. The department became structured to perform the integrated management of credit, market, and operating risks besides the compliance functions (comprising money laundering prevention, internal controls, information security, validation of transactions and Brazilian Payments System risks).

Organizational Structure of the Risk Management and Compliance Department

The structure of the Risk Management and Compliance Department is designed not only to guarantee its independence, but also to place greater focus on these important value-added activities, demonstrating the Organization's commitment to the implementation of best corporate governance practices, making every effort to invest in and build its risk management capabilities. This is due to the fact that, as well as its own banking activities, Bradesco is extending risk analysis procedures to cover its equity related companies, such as BRAM – Bradesco Asset Management and all the insurance companies (Life, Private Pension Plans, Health, Savings Bonds and others), in respect to market and actuarial risks, consolidating a single risk management culture on an Organization-wide basis.

The Risk Management and Compliance Department is also responsible for coordinating compliance with the regulations to be issued by the Brazilian Central Bank, complementing Communiqué 12,746 as regards the New Capital Accord (Basel II) introduced by the Basel Committee in June 2004, and also the provisions of section 404 of the Sarbanes-Oxley Act.

Risk Management Process

Bradesco adopts a comprehensive and integrated approach for managing all risks inherent to its activities, based on the support from its Internal Controls and Compliance structure. This integrated view permits the enhancement of its risk management models, filling possible gaps which could jeopardize the correct identification and assessment of risks.

Credit Risk Management

As part of its Credit Risk Management enhancement process, Bradesco is working uninterruptedly to improve the procedures for gathering and controlling portfolio information, developing new loss estimation models, enhancing and preparing the rating inventories used in the different sectors in which the Bank operates, as well as overseeing credit analysis, granting and settlement processes, monitoring credit concentration and identifying the causes of default and in the preparation of risk mitigation strategies.

Efforts are focused on the adoption of advanced and robust models which are used to assess the risks inherent to all the components of the credit process, in line with best practices, as well as the recommendations of the most advanced models comprising the New Basel Capital Accord.

An important instrument – settled in 2004 – is the Executive Credit Risk Committee, that takes place once a month with the participation of senior management, focusing on assuring the strategic management of the Organization’s credit portfolio.

The following efforts, among others, are highlighted:

  deployment of expected and unexpected losses’ calculation system, besides of the allocation of the corresponding capital in Compliance with the New Basel Accord’s requirements; backtesting of the models used for measuring credit portfolio’s risks.
  optimization of the manageable IT systems in order to meet the current approach of department and customers’ segmentation, emphasizing decisions taking and credit portfolio’s management.
  accomplishment of critical risks: period monitoring of the main events of default and recovery estimates by the main areas involved (Business, Credit and Recovery); and
  continuous review and restructuring of the internal processes, involving roles and responsibilities, ability, organizational structures review and IT demands.
Operating Risk Management

Operating risks are those which could occur as a result of the interruption of business, system failures, errors, omission, fraud or external events in the Bank's different activities, affecting both customers and the Institution.

Operating risk management at Bradesco is based on the application of its own processes, methodologies and tools designed to permit, among other benefits, a decrease in unsubscribed regulatory capital and potential operating loss events. This concept includes the dissemination of the Organization's risk management culture at different levels, disclosure of its corporate policies and the establishment of ongoing procedures used to monitor the degree of exposure.

The Organization has prepared an action plan designed to achieve full compliance with the 10 principles of Good Operating-Risk-Management Practice and the New Capital Accord, established by the Basel Committee and to meet Brazilian Central Bank regulatory requirements.

In line with the definition and development of the methodology and accounting and management criteria used for managing operating risk, the area has implemented a specific management system for streamlining this information, designed to monitor and properly comprehend operating loss events, facilitating an in-depth assessment, based on either management or accounting controls.

Considering its important status in the Brazilian financial scenario, Bradesco Organization has established as its operating risk management goal the Advanced Model Approach, as defined by the Basel Committee. The efficient use of this model will require less allocation of capital and increase its competitive advantage, as a result of improved operating efficiency and decreased loss events.

The mitigation of operating risk is considered as a key objective for improving efficiency and business quality.

Market Risk Management

Market risk is related to the possibility of the loss of income from fluctuating rates caused by mismatched maturities, currencies and indices of the Institution's asset and liability portfolios. This risk is monitored on a strict basis by the financial market to avoid losses for institutions.

At Bradesco, market risks are managed through methodologies and models which are consistent with local and international market realities, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The Organization adopts a conservative policy regarding market risk exposure; V@R (Value at Risk) limits are defined by Senior Management, and compliance is monitored daily by an area which is independent from portfolio management. The methodology used to determine V@R has a reliability level of 97.5%. The volatilities and correlations used by the models are calculated on statistical bases and used in processes based on future prospects in accordance with economic studies.

Investments abroad are strategically protected by hedge transactions, in amounts that consider tax effects, which minimize risk sensibility and the consequent impact on results. Thus, as they are differently managed, they are not included in the V@R calculation.

The methodology applied and current statistical models are validated daily using backtesting techniques.

We present below the V@R of the Own Portfolio positions (Treasury):

Risk Factors	R$ thousand

	2004				2005

	March	June	September	December	March

Prefixed	2,832	7,267	1,586	2,040	395
Exchange coupon	15,245	51,719	15,172	20,140	34,536
Foreign currency	55	285	612	40	9,513
Floating rate	–	–	–	339	839
Correlated effect	(1,322)	(1,902)	(1,109)	(1,759)	(9,331)
V@R	16,810	57,369	16,261	20,800	35,952

We present below the V@R of the positions related to the Group's commercial transactions:

Risk Factors	R$ thousand

	2004				2005

	March	June	September	December	March

Prefixed	2,856	6,384	3,153	9,788	9,064
IGP-M	5,748	9,161	7,885	4,010	3,194
TR	5,739	8,105	4,012	4,168	5,226
Exchange coupon	742	466	1,180	1,000	2,805
Foreign currency	723	2,125	1,953	210	187
Other	45	36	31	31	28
Correlated effect	(5,630)	(10,153)	(7,802)	(4,967)	(7,776)
V@R	10,223	16,124	10,412	14,240	12,728

In addition, a daily Gap Analysis is performed to measure the effect of the movement in the internal interest rate and foreign exchange coupon curves (interest spread paid above the foreign exchange variation) on the portfolio.

Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the fixed and foreign exchange positions of the Organization's entire portfolio and of minimum remaining capital requirements.

Management of Internal Controls and Compliance

The Organization is continually developing policies, systems and internal controls to mitigate possible potential losses generated by its exposure to risk, designed to optimize processes and procedures, among which we highlight the following:

  Development of an Internal Controls System based on the 25 Internal Control Principles defined by the Basel Committee and the methodology of the Committee of Sponsoring Organizations (COSO), mainly regarding control environment components, risk assessment, control activities, information, communications and monitoring. This system strengthens the ongoing improvement of the process used to identify and evaluate the controls used to mitigate risks in compliance with regulatory requirements, including Section 404 of the Sarbanes-Oxley Act.

  SPB (Brazilian Payments System) management, designed to guarantee the efficiency of the messages transmitted between the Organization's banks and all the external entities comprising this system. The activity is based on the Organization's information system monitoring tools, as well as an intense staff training and capacity building program to ensure that the system is always fully operational and available. In addition, the Bank has an SPB Systems Contingency Plan, supported by a specific tool and structured within an exclusive environment with corporate access and considers pre-defined scenarios and actions ensuring that system failure risks are kept to a minimum.
  The TED (Online Cash Transfers) validation system, designed to reduce operating risks generated by the unauthorized transfer of funds from the Organization, providing a greater level of security and reliability in transactions.
  Measures taken to prevent and combat Money Laundering, based on the Bank's know-your-Customer Policy and in conformity with best corporate governance practices, which are applied as part of the continuous staff training programs and ongoing improvement of technology tools used to monitor financial movement and designed to prevent the utilization of the Organization in transactions or situations which could be, direct or indirectly, related to money laundering crimes, defined in Law 9613/98.
  Information Security Management, a series of measures comprised mainly by controls and a Security Policy designed to protect customer and corporate information. Bradesco Organization has a formal structure, with specific objectives and responsibilities, for defining, maintaining and improving information security in the corporate environment, which is based on the Corporate Information Security Policy and Standards approved by the Executive Information Security Committee. The following policies are adopted in relation to customer information:

– information is gathered legally and with the customers' knowledge;

– information transmitted to Bradesco is stored integrally and securely and undergoes no modification with access restricted to authorized personnel only;

– information is only used for purposes which have been properly approved by the Organization;

– customer information is never disclosed to third parties, except upon legal or judicial determination.

Liquidity Risk Management

Liquidity risk management is designed to control the different mismatched liquidation terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

Knowledge and monitoring of this risk are critical since they enable the Organization to settle transactions on a timely and secure manner.

At Bradesco, liquidity risk management involves a series of controls, mainly with respect to the establishment of technical limits, with constant assessment of the positions assumed and the financial instruments used.

Capital Risk Management

The Organization's capital is managed to optimize the risk to return ratio, in such a way to minimize losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

Capital Adequacy Ratio (Basel) – March 2005 – R$ million

Calculation

Calculation Basis	Consolidated Financial (1)	Total Consolidated (2)

Stockholders’ Equity	16,538	16,538
Minority Interest	7	52
Decrease in Deferred Tax Assets – BACEN Resolution 3.059	(82)	(82)
Reference Equity – Level I	16,463	16,508
Reference Equity – Level II (Subordinated Debt)	5,742	5,742
Total Reference Equity (Level I + Level II)	22,205	22,250
Risk-Weighted Assets	129,759	148,669
Capital Adequacy Ratio (%)	17.11	14.97

Ratio Variation – %

Ratio in March 2004	18.91	16.42
Movement in Stockholders’ Equity
• Net Income for the Period	3.43	2.97
• Interest Attributed to Own Capital	(1.30)	(1.13)
• Mark-to-market Adjustment – Securities and Derivatives	(0.09)	(0.09)
• Subordinated Debt	0.86	0.76
• Other	0.70	0.62
Variation in Weighted Assets:
• Securities	(0.31)	(0.87)
• Credit Operations	(2.13)	(1.56)
• Deferred Tax Assets	0.03	(0.13)
• Risk (Swap, Market, Interest Rate and Foreign Exchange)	(2.17)	(1.63)
• Memorandum Accounts	(0.32)	(0.25)
• Other Assets	(0.50)	(0.14)

Ratio in March 2005	17.11	14.97

(1)	Financial companies only.
(2)	Financial and non-financial companies.

Credit Policy

Designed to ensure maximum security, quality and liquidity in the investment of assets, minimizing risks inherent to all types of credit operation, the Organization's Credit Policy also seeks to offer agile and profitable business, applying appropriate methodology for each of the Bank's business segments, as well as directing the establishment of operating limits and the granting of credit.

Credit is granted based on a highly automated and efficient approvals system, supported by assessment policies which are geared by constantly improving technical parameters designed to ensure proper support for credit decisions.

As part of this system, the Branches operate within varying limits depending on the size and type of guarantee offered, while specialized Credit Scoring systems maximize the speed and security of the approvals process, based on strict protection standards.

The Credit Committees located at the Bank's Headquarters also play an important role, centralizing, analyzing and authorizing credit operations at amounts above the Branch limits and managing this core strategic activity.

Operations are diversified, non-selective and focused on individuals and corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that the underlying guarantees are sufficient to cover the risks presumed, considering the purpose and terms of the credit granted.

Methodology Used for Credit Portfolio Classification

In addition to supporting the establishment of minimum parameters for granting credit and managing risk, the credit risk scoring system established by the Brazilian Central Bank also facilitates the definition of differentiated credit policies based on the customer's specific characteristics and size, providing a basis for the correct pricing of operations and for establishing the most appropriate guarantees for each situation.

In accordance with internal policy, Bradesco Customer risk ratings are established on a corporate basis and are periodically reviewed to maintain the quality of the credit portfolio. These ratings are segmented as follows:

Classification – Corporate

Rating	Bradesco	% Provision	Concept

AA	Excellent	0.0	Premium company/group, with size, tradition and market leadership, with excellent reputation and economic and financial position.

A	Very good	0.5	Company/group with size, sound economic and financial position, acting in markets with good prospects and/or potential for expansion.

B	Good	1.0	Company/group which, regardless of size, has a good economic and financial position.

C	Acceptable	3.0	Company/group with a satisfactory economic and financial situation but with performance subject to economic scenario variations.

D	Fair	10.0	Company/group with economic and financial position in decline or unsatisfactory accounting information, under risk management.

E	Deficient	30.0	Abnormal course credit operations, classified based on expected loss as per percentage shown.
F	Bad	50.0
G	Critical	70.0
H	Uncollectible	100.0

In the case of individuals, the risk ratings mentioned above are mainly defined based on their registered reference variables which include: income, equity, restrictions and indebtedness, as well as performance and past relationship with the Bank.

Cards

	Million

	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Number of cards	41.1	42.7	46.4	46.9
Credit	7.0	7.0	7.6	7.6
Debit	34.1	35.7	38.8	39.3
Average Amount Billed – R$	4.808.4	4.658.6	6.186.8	5.864.9
Credit	2.761.9	2.704.9	3.146.8	3.118.3
Debit	2.046.5	1.953.7	3.040.0	2.746.6
Number of Transactions	91.1	90.5	119.1	113.1
Credit	42.9	43.1	51.4	50.5
Debit	48.2	47.4	67.7	62.6

Credit Cards

Bradesco’s credit card base increased to 7.6 million in 1Q05, an increase of 8.6% as compared to 1Q04.

The number of transactions grew by 17.2% in 1Q05 compared to same quarter in 2004. Billings for the year reached the mark of R$ 3.1 billion, a growth rate of 15.3% as compared to the same period in 2004, with a market share of 13.0% of cards under the Visa and MasterCard banners.

Bradesco, in a partnership with Rede Comper de Supermercados, one of the ten largest food distributors in Brazil, released a private label credit card called CompCard. This is a strategic partnership, as it improves the Bank’s access to a larger number of customers in the South and Central West regions.

Credit Card Base – in millions

Credit Card Billings – R$ million

Debit Cards

In the 1Q05, the debit card base increased by 10.1%, related to the same period last year, confirming Bradesco's leadership as Brazil's largest issuer in the Visa Electron market.

In terms of billings, in 1Q05, there was a significant 40.6% increase compared to the same period of 2004, with a growth in transactions of 32.1%, increasing the average value per transaction from R$ 41.22 in the 1Q04 to R$ 43.88 in the 1Q05, representing a growth of 6.5%.

These two indicators clearly demonstrate that Brazilians are changing their payment habits, replacing checks and cash for the use of cards, especially debit cards.

Credit Card Base – in millions

Credit Card Billings – R$ million

Total Card Base (Credit and Debit) – in millions

Income from Credit Cards

Income derived from card services totaled R$ 288 million in the 1Q05, a 20.0% increase when compared to the 1Q04, mainly in revenues from commissions on purchases with Credit and Debit cards.

As a result of the larger commissions related to the high amount of purchases held in the end of year, coupled with the improvenent in the affiliated company Visanet’s accouting processes, Banco Bradesco was able to record the equity income from this affiliated company within in the same accrual month.The revenues from card services dropped from R$ 346 million in 4Q04 to R$ 288 million in 1Q05.

Card Assets

In 1Q05, Card assets comprising credits for installment purchase and financing credits grew by 18.7%, as compared to 1Q04, totaling R$ 3.1 billion at the end of the quarter.

Credit Card Assets – R$ million

International Area

The International Area operates under the following framework:

12 Operational Units in Brazil

Belo Horizonte (with support platform in Brasília), Blumenau, Campinas (with support platforms in Ribeirão Preto, Franca and Sorocaba), Curitiba, Fortaleza, Manaus (with support platform in Belém), Porto Alegre, Recife, Rio de Janeiro, Salvador, São Paulo (with support platforms in Guarulhos and Santos) and Vitória.

8 Units Abroad (Branches and Subsidiaries)

Branches:

New York	– Bradesco
Grand Cayman	– Bradesco and Boavista
Nassau	– Boavista

Subsidiaries:

Buenos Aires	– Banco Bradesco Argentina S.A.
Luxembourg	– Banco Bradesco Luxembourg S.A.
Tokyo	– Bradesco Services Co., Ltd.
Grand Cayman	– Cidade Capital Markets Ltd.

At the end of 1Q05, Organização Bradesco, through its International Area, evidences once more the strong support given over recent years to the expansion and consolidation of the Brazilian foreign trade.

Exchange contracts negotiated by Bradesco in the period from January to March attained a total amount of US$ 5.8 billion, an increase in performance of 22.7% compared to the volume of US$ 4.7 billion in the same quarter last year. The market share figure was 22.5%. During the period, Bradesco granted a total of US$ 2.3 billion in export financing.

In the 1Q05, Brazilian exports reached the significant volume of US$ 24.4 billion, a 25.7% growth rate as compared to the same period of 2004. It is worth highlight that for the first time in the foreign trade history, Brazil reached US$ 100 billion in exports when considering the performance of the period from March/2004 to February/2005.

In the import market, total business conducted by the International Area in the 1Q05 presented a better performance if compared to the same period of 2004. The amounts totaled US$ 2.3 billion, up 57.5% when compared to the volume of US$ 1.5 billion negotiated in the 1Q04. Market share of the period reached 15.1%, an expansion of 29% on the 11.7% attained in the same period of 2004.

The International Area quarter-end balance totaled US$ 4.1 billion in Export and Import Financing, Foreign Collateral provided and loans to Brazilian companies abroad. Aiming to offer increased support to companies operating in the international market or those seeking to operate in that market, Bradesco is expanding its International Area, creating exchange platforms in the main Brazilian exporting regions. These platforms are located jointly with Bradesco Empresas segment and are staffed by professionals specialized in foreign exchange and foreign trade.

Volume of Foreign Currency Trade – US$ billion

Export Market

Import Market

In the different foreign exchange market segments, Bradesco negotiated the significant volume of 158,252 exchange contracts, up by 27.9% as compared to the same period in 2004.

Bradesco already uses a Digital Certification system for foreign exchange contracts. This new service allows the customer to electronically sign exchange contracts, which, besides making the clients transaction easier, speeds up the flow of the exchange contracting, reducing operating risks and costs.

The portfolios of Foreign Trade, International Guarantees and Loans to Brazilian Companies headquartered abroad present the following balances at the end of 1Q05.

	US$ million	R$ million

Export Financing
Advance on Foreign Exchange Contracts – Undelivered Bills	1,363.9	3,634.6
Advance on Export Contracts – Delivered Bills	640.3	1,706.6
Export Prepayments	1,104.3	2,944.3
Onlending of Funds Borrowed From BNDES/EXIM	244.8	652.6
Documentary Drafts and Bills of Exchange in Foreign Currency	7.3	19.5
Indirect Exports	6.1	16.1
Total Export Financing	3,366.7	8,973.7

Import Financing
Foreign Currency Import Loans	254.9	679.5
Exchange Discounted in Advance	181.3	483.3
Open Import Credit	47.2	125.7
Total Import Financing	483.4	1,288.5

Guarantees
International Guarantees	136.7	364.4
Total International Guarantees	136.7	364.4

Total Export and Import Financing	3,986.8	10,626.6

Loans via Branches Abroad	122.4	326.4

Total	4,109.2	10,953.0

The foreign exchange portfolio is financed by credit lines obtained from correspondent Banks. Until the end of March of the current fiscal year approximately 81 U.S., European and Asian Banks had extended credit lines to Bradesco. At the end of 1Q05, the cost of obtaining export financing lines reached its lowest level in recent years, between 22 and 35 basis points above LIBOR for a period between 180 days and 360 days, respectively. Compared to the same term of 2004, the decrease totaled some 21 basis points, evidencing a substantial improvement in the Brazil risk perception by the international market.

In addition to this source of funding, the Bank also has a US$ 300 million Commercial Paper program in the United States.

We present below the balance of assets and stockholders' equity of the foreign units on 3.31.2005:

Foreign Branches and Subsidiaries	US$ million

	Total Assets	Stockholders' Equity

Bradesco New York	962.9	143.5
Bradesco Grand Cayman	6,706.6	1,614.0
Boavista Grand Cayman and Nassau	249.1	92.3
Cidade Capital Markets Ltd. – Grand Cayman	30.9	30.9
Bradesco Services Co. Ltd. – Tokyo	0.3	0.2
Banco Bradesco Argentina S.A.	18.5	16.6
Banco Bradesco Luxembourg S.A.	319.4	131.6

The core objective of the Foreign Branches and Subsidiaries is to obtain funds in the international market for onlending to customers, principally through the financing of Brazilian foreign trade.

The main activity of the subsidiary Banco Bradesco Luxembourg S.A. is to provide additional services to private banking customers and to increase foreign trade operations.

The Organization continued the rationalization process started in 2004, designed to close down certain units abroad. In 1Q05, BCN and Mercantil Cayman were merged into Bradesco Cayman and Boavista Banking Ltd Nassau was merged into Boavista Cayman, followed by the closing down of Boavista Banking Ltd Nassau.

At the end of 1Q05, as well as short-term funds obtained from correspondent banks for foreign trade financing, US$ 195 million in loans were raised on a consolidated basis by Bradesco Organization by means of public and private, medium and long-term placements, earmarked for foreign trade financing and working capital loans.

Emphasis should also be given, among funding operations in 1Q05, to the issuance, in February, of Eurobonus equivalent to US$ 100 million, with a 3-year term.

Foreign Public Issuances – Outstanding – Base Date March 2005 – Amounts in excess of US$ 50 million

Issues	Currency	Million	Data issued	Maturity

Subordinated Debt	US$	150.0	17.12.2001	15.12.2011
Subordinated Debt (US$ 133,2 million)	Yen	17,500.0	25.4.2002	17.4.2012
Subordinated Debt	US$	500.0	24.10.2003	24.10.2013
Subordinated Debt (US$ 275,9 million)	Euro	225.0	15.4.2004	15.4.2014
FlRN	US$	125.0	11.12.2004	11.12.2014
FxRN	US$	100.0	8.8.1997	5.8.2005
FxRN	US$	100.0	2.9.2004	2.9.2006
FxRN	US$	100.0	26.12.2003	26.12.2006
FxRN	US$	100.0	3.2.2004	3.1.2007
FxRN – BRL (US$ 147 million)	Reais	393.8	10.12.2004	10.12.2007
FxRN	US$	100.0	10.2.2005	2.1.2008
Securitization MT 100 – Series 2003-1 – Fixed - (*)	US$	200.0	20.8.2003	20.8.2010
Securitization MT 100 – Series 2003-2 – Floating – (*)	US$	200.0	20.8.2003	20.8.2010
Securitization MT 100 – Series 2004-1 – Fixed – (*)	US$	100.0	28.7.2004	20.8.2012
USCP	US$	300.0	14.6.2004	13.6.2005

Public Issuance	US$	2,678.8
Private Issuance	US$	351.4
Total (in US$)	US$	3,030.2

(*)	International Diversified Payment Rights Company

The Bradesco Organization had the following programs in March 2005:

Type	Currency	Million

MTN Program	US$	2,500.0
Euro CD Program	US$	1,000.0
USCP	US$	300.0
Total	US$	3,800.0

Capital Markets

Underwriting Transactions

Bradesco coordinated in the 1Q05 important debentures transactions which totaled R$ 715.9 million. This volume represents 6.51% of all shares, debentures and promissory notes registered at the Brazilian Securities Commission (CVM) during the same period.

Among the transactions in which we participated, we can emphasize the Public Offering of Debentures of Camargo Corrêa Cimentos S.A., in the amount of R$ 360 million and the Public Offering of Debentures of Net Serviços de Comunicação S.A., in the amount of R$ 355.8 million, as part of an important restructuring process of the issuer.

DEBT Transactions Filed with the CVM – Debenture Issuance

Bradesco participated in 2 out of the 8 debt transactions filed with the CVM up to March 2005, which represents a 25% participation.

Mergers & Acquisitions, Project Finance, Corporate Reorganization and Privatizations

Bradesco signed during the 1Q05 6 new mandates, increasing its activity in the Financial Advisory segments, being 5 M&A and 1 Project Finance operation.

In addition to the mandates, Bradesco is still acting as financial advisor of companies that hold investments in the energy, fabric and pulp and paper industries, as well as in the structuring of financings.

Structured Finance

The Structured Finance Area is responsible for the following:

– development of structures used to segregate credit risks, through Special Purpose Entities (SPEs), Credit Acquisitions, Credit Assignment Funds (FIDCs) and Certificates of Real Estate Receivables (CRIs);

– structuring of properly protected medium and long-term financings based on pre-defined cash flows pursuant to specific covenants and guarantees which minimize the risks of each transaction;

– development of structured solutions designed to meet the specific needs of companies, such as: decreased use of working capital, increased liquidity, optimization of financial and tax costs, compliance with legal technical limits/financial covenants, sale of permanent assets and structured financings; and

– coordination of syndicated loan processes, including the lengthening of refinanceable debts, structured by the Bank or by third parties.

Among the structured finance operations developed during the year 2004, we highlight the FIDCs of CESP and Grupo Votorantim.

Collection and Tax and Utility Collections

Cash Management

Bradesco's cash management solutions comprise a portfolio of more than 40 products designed to meet public and private sector customer management needs in the areas of receipts, payments, human resources and administration, ensuring that their bank transactions are carried out with speed and convenience, in line with superior quality (ISO 9001:2000) and security (electronic certification and sound cryptography) standards.

The innovations have secured the preference of a growing number of customers from all market segments and niches in diverse locations and different activity fields, using latest-generation technology means for connecting the Bank and its customers online.

In particular, we highlight the activities of the Government Authority area, whose mission is to provide a specialized service to federal, state and municipal bodies, identifying business opportunities and structuring customized solutions, through a specific internet portal (www.bradescopoderpublico.com.br).

Among the key product and service solutions deployed by Bradesco, we highlight the following:

Receivables Solutions

Bradesco Online Collection

The high efficiency standards of Bradesco's online collection service generate confidence, minimizing costs and maximizing customer returns, covering all of their accounts receivable management needs. As a result of these features, Bradesco Collection is the market leader, generating other business opportunities for the Organization. Online collection is responsible for processing some 98% of all documents registered in the Bradesco collection portfolio.

Tax and Utility Collections

Developed based on high standards of efficiency and quality, Bradesco's tax and utility collections serve a dual purpose. On the one hand, they seek to provide customer satisfaction with appropriate and innovative solutions for the settlement of taxes, duties and contributions. On the other, they effectively interact with the different Government Departments in the federal, state and municipal spheres and with Public Utility concessionaires.

Bradesco's tax and utility collection services are noted for the speed and security of the data transmitted and amounts collected.

Payment Solutions

Net Empresa, Pag-For and PTRB (Online Tax Payments)

As part of the same efficiency commitment, Bradesco's payment solutions, deployed through the Net Empresa, Pag-For and PTRB products, meet all customer needs, facilitating supplier payments, tax settlements and electronic transfers, online or through the transmission of files with maximum speed and security.

In the first quarter of 2005, an amount of R$ 111.5 billion was recorded, corresponding to 29.8 million payment transactions, facilitating the management of Trade Accounts Payable for more than 302 thousand companies.

	R$ billion

	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Receipt Solutions (1)	193.5	183.1	230.3	216.2
Payment Solutions	96.7	85.2	114.3	111.5
Total	290.2	268.3	344.6	327.7
Taxes	23.8	24.0	25.7	27.7
Water, Electricity, Telephone and Gas	4.6	4.5	5.3	5.2
Social Security Payments	6.4	5.0	7.2	5.6
Total Public Sector (*)	34.8	33.5	38.2	38.5

	Number of transactions – in millions

	2003	2004		2005

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Receipt Solutions (1)	210.9	203.9	230.6	221.1
Payment Solutions	25.6	24.1	31.0	29.8
Total	236.5	228.0	261.6	250.8
Taxes	15.3	19.9	16.7	20.9
Water, Electricity, Telephone and Gas	31.1	31.7	35.0	34.9
Social Security Payments (2)	12.0	11.3	11.4	12.8
Total Public Sector (*)	58.4	62.9	63.1	68.6

(1) Total movement (Funds Obtained, Used, Credits etc.).
(2) Total Beneficiaries: more than 4,267 million Retirees and Pensioners (corresponding to 18.33% of all those registered with the Brazilian Institute of Social Security - INSS).
     (*) Also includes privatized public and private utility service concessionaires
     N.B: Payment via automatic debit
         R$ 12,983 million – January to March/2004
         R$ 12,732 million – January to March/2005

Growth – Receipt and Payment Solutions

Public Sector Growth

Registrar and Qualified Custody Services

Bradesco is one main suppliers of Qualified Services for the Capital Markets, with strong presence in the services of Custody of Securities, Controllership, Funds for Receivables, DR-Depositary Receipt, BDR-Brazilian Depositary Receipt, as well as Bookkeeping Services for Stocks, Debentures and Investment Fund Quotas, available for Companies, Assets, Foundations, Insurance Companies and Pension Plan Entities, through an advanced infrastructure and specialized team.

We present below the main indicators for the 1st quarter of 2005:

Registrar Services

161	Companies comprise the Bradesco book-entry share system, with 2.5 million Stockholders, with a market value of R$ 207.5 billion.
38	Companies comprise the Bradesco book-entry debenture system with a market value of R$ 15.8 billion.
17	Investment funds comprise the Bradesco book-entry quota system, with a market value of R$ 1.5 billion.
2	Registered BDR Programs, with market value of R$ 234.4 million.

Custody and Controllership

R$ 148.7 billion	In assets under custody for Customers who use the Bradesco Custody services (Funds, Portfolios, DR and Receivable Funds).

R$ 186.9 billion	Comprises the total Equity of the 645 Investment Funds and Managed Portfolios using the Bradesco Controllership services (*); and

8	Registered DR Programs, with market value of R$ 34.2 billion.
(*) From this year on, the methodology for the Equity calculation does not include consolidated portfolios.

Assets under Custody – R$ billion

Business Processes

Alô Bradesco

The Alô Bradesco service, a direct and open channel with users of the Bank's different sectors, facilitates the improvement of customer relations through the suggestions and complaints received in relation to the Organization's products and services. From its creation, prior even to the introduction of the Brazilian Consumer Protection Code, this service has proved to be an instrument of important strategic value, as a result of its transparency, capacity to detect trends and conciliate interests, anticipating solutions in line with the constantly evolving market.

NBR ISO 9001:2000 Quality Certificate

The Bradesco Organization ended the year with 81 Products and Services certified by this high-level distinction, confirming the Bank's commitment to assuring ongoing ease and convenience for its customers and users.

Methodology for Mapping Processes

This methodology is designed to map the processes carried out by the Organization's different departments on a stage-by-stage basis which, in conjunction with the information on related products, services and activities, ensures that these processes are effectively analyzed in the pursuit for ongoing improvement, as well as providing the documentation required by the Internal Controls and Compliance System, the Bradesco Quality Management System based on the NBR ISO 9001:2000, the Activity-Based Costing System –ABC and Section 404 of the Sarbanes-Oxley Act.

Activity-Based Costing – ABC

Designed to support the Bank in its actions to improve processes and optimize production resources, practices recommended for decreasing costs, Bradesco adopts the Activity-Based Costing System – ABC which measures the cost and performance of its activities, resources and cost centers.

A thorough knowledge of the Bank's activities, as well as the correct measurement of the resources consumed by these activities, permit a more accurate analysis of the cost/benefit ratio of each of the Organization's productive processes and results centers.

We stress that as a result of the application of Activity-Based Costing, the Bank is now meeting the following targets: improved allocation of costs to products, channels and customers; information for supporting studies on which the structuring and negotiation of bank charges are based; product, unit and customer profitability systems support; support for studies concerning outsourcing, incorporations and equipment sharing, as well as support for cost rationalization studies.

Activity-Based Management Program

The Bank has commenced development of Activity-Based Management, seeking to exploit the potential benefits of this cost management model which will rapidly lead to the prevention of costs and a pro-active approach regarding the identification of opportunities.

Accordingly, as processes are improved, operating performance can be seamlessly integrated with Bradesco's strategic objectives, designed to create and/or sustain the Bank's competitive advantages and add value both for customers and stockholders.

The future mission of Activity-Based Management is to provide permanent support to the planning and control of the Bank's business processes, ensuring that tactical and operational issues are continually improved, as well as supporting their strategic gearing.

Integrated Management System – ERP

For purposes of providing permanent and appropriate support for its operations and in the pursuit of improved results, as well as extending its capacity to manage the Organization's resources, Bradesco adopts one of the most modern concepts for integrating organizational processes, using SAP's Integrated Management System solution mySAP Business Suite.

This sistem’s development represents an innovation in the treatment of the value chain supporting Bradesco's financial industry, through the adoption of an approach which is focused on processes, people, organizational structure and technology.

Initially, the system will integrate processes in the Human Resources, Training, Purchases, Accounts Payable, and Fixed Assets, as well as the Accounting processes on which they are based. The areas integrated through this technology will be able to renew processes and review organizational structures and some 72 thousand system users will be trained via in-class training and e-learning.

As a result of the implementation of the Integrated Management System, Bradesco will benefit most from the organization and standardization of the processes carried out in different areas, secure data processing, increased productivity and agile decision making, as well as decreased operating costs. These factors are crucial for the Organization's growth, especially in view of current financial area competition, prompting us to pursue increasingly effective management methods designed to ensure that all of Bradesco's business potential is properly leveraged.

Expenses Assessment Committee

In the pursuit of enhanced cost control and the adoption of strategies, policies and measures designed to restrain expenses, in March 2004, Bradesco created the Expenses Assessment Committee, responsible for monitoring administrative and personnel expenses, as well as expenditures with capitalization, analyzing their origin with the related areas, seeking to obtain a maximum cost/benefit ratio.

The Committee, in sync with good Corporate Governance practices, is an important tool, as a result of its permanent activity and capacity to anticipate events, for improving and enhancing processes, capable of carrying out an in-depth analysis of Bradesco's costs, from all standpoints and producing savings which reflect positively on the Organization's results.

Recognition

Bradesco is the first private Brazilian institution to be listed in the Forbes Global 2000 ranking, from the Forbes American magazine, which lists the 2 thousand largest companies in the world. The survey evaluates criteria such as sales results, profits, assets and market value. The Bank is ranked with sales of US$ 17.38 billion and market value of US$ 13.42 billion.

The Bank was also rated as the asset manager with the more “5 stars” funds by the Invest Tracker – O Estado de São Paulo newspaper ranking, in March, with 18 investment funds. This is the third consecutive year that the Bank is highlighted in the poll, performed by Thomson Financial Brasil, which takes into consideration the adherence, risk, yield and performance.

For the eighth time, Bradesco is appointed as the 2005 winner of the research As Empresas Mais Ligadas do Brasil (The Most Connected Brazilian Companies), elaborated by the INFO Exame magazine. The publication is the most important reference in the IT sector. Beyond leading the general ranking, Bradesco was also the champion of the financial sector. The magazine also stressed Bradesco’s investment in the area, which added up to US$ 491.3 million in 2004.

Bradesco Seguros e Previdência received the award Segurador Brasil 2005, which places the Bank as the Insurance Company of the Year. Sponsored by the magazine Segurador Brasil, the award also highlighted Bradesco Capitalização with the Best Performance in the segment and Bradesco Vida e Previdência as the Pioneer in the Launching of Products and Concepts.

6 – Social Responsibility

Human Resources

Bradesco offers its staff the opportunity to continually develop their professional careers in a healthy and ethical work environment, where the Bank's commitments and objectives are clearly defined. The Organization regards its staff very highly and adopts the management policy of encouraging its people to seek promotion at all hierarchal levels. A customary saying at Bradesco is "Everyone can make it". One of our Organization's most outstanding business features is as the saying goes that "You can build your career at Bradesco". We have a closed-career policy, whereby the majority of our employees are admitted at apprentice levels or following the acquisition of other banks, which means that all in-house job vacancies are filled from our own ranks. This policy requires substantial investments in staff training, online or in-class, what provides our employees with the opportunity to develop their careers, through agile, extensive and permanent capacity building programs.

We are present both nationwide and abroad. The employees are given the chance to work in a number of different environments, in different operating and territorial areas.

Bradesco has a commitment to respect cultural and ethnic diversity which is considered a strategic factor for the good performance of a Bank which is present in almost all of Brazil's municipalities.

Great Place to Work

Bradesco was listed for the fifth time in the prestigious Guia Exame-Você S/A guide – The Best Companies to Work, based on a study carried out by the Exame and Você S/A magazines in partnership with the consulting firm Great Place to Work Institute. As well as being ranked among the 150 best companies in which to work in Brazil, Bradesco was also rated among the 50 best companies for women for the second consecutive year.

This Guia Exame is considered the best and most comprehensive study on the workplace environment in Brazil. The study assessed the working environment of all these companies, as well as elements such as benefits, remuneration, professional development opportunities, ethics, citizenship values and social responsibility. Some 900 employees were selected by the researchers to take part in the survey.

In 2004, Bradesco was also highlighted in the list of "Best Companies in Managing People" organized by the Hay Group and published in the Valor Carreira yearbook, distributed by the Valor Econômico newspaper. According to this survey, based on interviews with 2,051 employees who were asked to assign scores to various statements about the workplace. Bradesco was rated first place in the category for companies with more than 15 thousand workers. Some 250 companies took part in this survey.

People Management

This area, created in 2003, is designed to integrate a complete map of the Organization's human capital, with current HR policy and to present innovations in internal relations, through the development of leaders in people management.

The program is being deployed in several areas, providing a profile ID of the collaborators. Based on this knowledge, leaders and employees are able to share actions focused on improving their performance and relationships, as well as establishing goals designed to improve their key skills.

Workplace Health and Safety Policies

Bradesco adopts preventive measures about health through information and guidance programs focusing on the employees. The issues addressed include: RSI/WRMD (Repetitive Stress Injury/ Work-related Musculoskeletal Disorders), Stress, Chemical Dependence, (Alcoholism/Drugs), Obesity, Cardiovascular Diseases, Fire Prevention and Combat , Sexually Transmitted Diseases, Aids and other. Those campaigns take place through the Interação magazine and in the Sipat (Internal Week of Work Accidents’ Prevention).

When hired, the employee also receives a brochure about Physical and Relaxing Exercises.

Bradesco is also a member of the National Business Council - CEN, which is designed to promote actions in the workplace to control and manage Aids.

The quality of the furniture, machinery and equipment used by employees is based on the guidelines contained in the Ergonomic Workplace Analysis designed to reduce physical effort and discomfort and correct harmful posture.

Another focal point concerns life quality, i.e., establish the equilibrium between the employee's personal and professional life. We are permanently alert to the number of normal and overtime hours worked by our staff, guaranteeing that employees have time for their personal commitments and leisure.

Winding Down Room: the Bank offers its Call Center staff at the Santa Cecília building, a room for winding down, which is designed to offer a comfortable environment and extra emotional support. The room is completely different to the other Organization environments and is equipped with furniture and apparatus to assist relaxation and soften the impact of the operators' day-to-day activities in and out of the call center. The room is open to all the employees of that section in the event of conflicting situations or psychological and emotional necessities.

Benefits

As well as legally established benefits, Bradesco employees also have access to a series of benefits designed to guarantee their future and improve their life quality.

Health and Dental Care Insurance: Bradesco employees and their dependents have access to healthcare plans paid for in full by the Bank. This insurance includes treatment for AIDS (with reimbursement of expenses for medical prescriptions), kidney dialysis, organ transplants, as well as alternative treatments using acupuncture, homeopathy and physiotherapy, among others.

The Dental Care Plan includes preventive and surgical treatment, oral rehabilitation, child dentistry, endodontics, periodontology and prosthodontics. Employees and their dependents also receive premiums paid by Bradesco.

In the first quarter of 2005, there were 788,002 medical/hospital consultations and 159,523 dental consultations.

Supplementary Retirement Pension Plan: Bradesco makes possible for all the collaborators a Supplementary Retirement Pension Plan, contracted with Bradesco Vida e Previdência, to which the Bank contributes 50% of the monthly installments (including the 13th salary). The plan provides coverage to the retiree, the retiree or participant's widow or widower and their children under the age of 21 (or up to the age of 24 if still studying at university).

Influenza Vaccination Campaign: Bradesco offers every year the vaccine free to all its employees and at subsidized rates to their dependents.

Social Service and Psychological Assistance: in situations of emergency and special needs, the Bank offers Social and Psychological Assistance to its employees and their dependents. Assistance is given in diverse situations, such as in the event of serious illness, accidents, decease in the family and the need for special loans. This initiative demonstrates Bradesco's concern with the well-being of its staff and in the event of personal problems.

Other Voluntary Benefits: all employees receive daily snacks free of charge. All Bradesco employees have access to Group Life and Group Personal Accident Insurance policies. Medical and Dental Care Insurance, as well as an allowance for Creche/Childcare, are provided to employees with disabled children with no limit for age. Loans at subsidized rates for the purchase of house, automobiles, computers and personal expenses.

Social Inclusion

Youth Apprenticeship Program: This is another Bradesco initiative focused on promoting Brazilian social inclusion. Based on Law 10,097, of December 19, 2000, this project is focused on enabling young people to know about banking services and it is carried out in partnership with the Fundação Bradesco. Besides of the job, it includes a knowledge process to greatly enlarge the opportunities for young people to gain experience and preparation for the employment market and for their own lives.

This project creates future prospects for these young people, seeking to transform their personal and social reality. At present, Bradesco has 404 Young People on its Apprenticeship Program and expects to double this number thru 2006.

Equal Opportunity for the Disabled: Bradesco has a policy which includes opportunities for Disabled People, and under efforts of increasing the hiring number of these professionals, it is becoming partner of specialized institutions for pointing out the candidates.

On March 31, 2005, Bradesco's employees, including staff at the subsidiaries, totaled 72,619.

The following table presents the variation Bradesco’s headcount:

	December				2004		2005

	2000	2001	2002	2003	March	December	March

Banco Bradesco	49,177	51,633	53,732	59,430	63,362	62,013	61,190
Subsidiaries	6,575	6,943	8,729	9,407	10,649	11,631	11,429
Subtotal Bradesco	55,752	58,576	62,461	68,837	74,011	73,644	72,619
Banco BCN	4,780	5,857	6,105	5,203	–	–	–
Subsidiaries	1,172	1,280	1,504	1,741	–	–	–
Subtotal BCN	5,952	7,137	7,609	6,944	–	–	–
Banco Baneb	2,514	–	–	–	–	–	–
Subsidiaries	–	–	–	–	–	–	–
Subtotal Baneb	2,514	–	–	–	–	–	–
Banco Boavista	1,564	–	–	–	–	–	–
Subsidiaries	22	–	–	–	–	–	–
Subtotal Boavista	1,586	–	–	–	–	–	–
Banco Mercantil	–	–	3,970	–	–	–	–
Subsidiaries	–	–	353	–	–	–	–
Subtotal Mercantil	–	–	4,323	–	–	–	–

Total not including Zogbi and BEM	65,804	65,713	74,393	75,781	74,011	73,644	72,619

Banco BEM	–	–	–	–	502	–	–
Subsidiaries	–	–	–	–	80	–	–
Subtotal BEM	–	–	–	–	582	–	–
Banco Zogbi	–	–	–	–	83	–	–
Subsidiaries	–	–	–	–	1,514	–	–
Subtotal Zogbi	–	–	–	–	1,597	–	–
Total Geral	65,804	65,713	74,393	75,781	76,190	73,644	72,619
NB.: Zogbi and BEM’s employees were incorporated to Bradesco figures in May and October 2004, respectively.

Human Resources – March 2005

By Age		By Gender		By Educational Background		By Years of Service with the Organization		By Managerial Position

Younger than 30	44%					Less than 5 years	40%
				High School	29%
From 31 to 40	37%	Men	54%			From 6 to 10 years	12%	Non-commissioned 53%
				Graduate Degree	70%
From 41 to 50	17%	Women	46%			From 11 to 20 years	37%	Commissioned 47%
				Other	1%
Older than 50	2%					More than 20 years	11%

Personnel Expenses

Bradesco's accumulated personnel expenses totaled R$ 1,221 million on March 31, 2005, including expenses for remuneration, social charges, benefits, training, employee profit sharing and others.

The following pie graph presents the percentage share of each item in relation to total Bradesco personnel expenditure:

Breakdown of Personnel Expenses – March 2005

Personnel Expenses by Business Segment – March 2005

Training

The Staff Training Department has created and provides specific professional capacity building and enhancement programs providing employees with technical knowledge and behavioral skills, which are in sync with the Organization's needs and market requirements.

Designed to provide ongoing improvement and quality staff training activities, this area is ISO 9001:2000 certified, guaranteeing that course requests are approved and that employees are satisfied with the programs offered and that training activities are efficient.

The on-line training, internally called TreiNet, allows the employees to practice their knowledge by their own, involving 437,728 employee participations in the 34 courses available. At the 1st quarter, 3 more technical programs were made available: GDAD –Basic Concepts, Windows’ Basic Information and Fixed Assets’ Inventory. Up to the end of the year we estimate to develop new courses. Together with Fundação Bradesco, there are 13 courses available via TreiNet for customers who have Conta Universitária Bradesco (a special account for students).

In this period, together with other medias used for trainings, we made available 4 more on-line trainings, that are: Projeto Nikkei (Nikkei Project), Conta PAB de Relacionamento (PAB Relationship Account), Consórcio-Contemplação de Imóveis e Canais de Conveniência (Securities and Convenience Channels’ Contemplating-Consortium). Besides we also distributed 3 on-line trainings, with materials included, that broach the following subjects: Business Prospecting System, New Rules related to Taxes and Income Tax and Support to the Operators of Self-Service’s Terminals.

In compliance with Resolution 3,158/03, of the National Monetary Council, preparatory programs for the compulsory Investment Product Certification Exam, were implemented by the Bank. These programs are specifically designed for our specialists in investments responsible for providing investment advice in the Branch Network and to institutional investors. Some 4,750 of our professionals have successfully sat this exam to date.

In this period, the Insurance Universe – UNIVERSEG project was continued for brokers and dealerships that sell Bradesco Seguros e Previdência’s products. Courses are offered in-class or online, via TreiNetSeg, TreiNetPrev and TreiNetCapi with specific courses for the Insurance, Private Pension Plan and Savings Bonds areas.

The new strategies towards the Retail Market Segment were greatly improved with the Customers’Management, that broach, among other subjects, the customers’ managements model in order to simplify the relationship, taking into account its potential for increasing the assets and the branches’ incomes, with 775 participations in the period and estimating 3,000 participations up to the end of the year. The Crédito no Varejo (Retail Market Credit) program is also highlighted, aiming to qualify the Accounts Managers that work with corporate customers and in allowance to credit for micro and small businesses. This program’s development could count on Sebrae’s partnership and the estimate for this year is about 3,000 participations.

Since 1996, in partnership with educational institutions such as FIA, FIPE, FGV and Ibmec, 1,076 of the Organization's employees obtained MBAs or other Post-Graduate Degrees and Specialization courses. In this quarter, a group commenced studying for the Controller-MBA, in partnership with Fipecafi, with 30 participants, from diverse areas. Three other groups started their MBAs in banking business (two in-class groups and one on-line group) developed for branch managers Organization-wide in partnership with FGV – São Paulo and FGV – Rio de Janeiro, with 100 participants.

During the period from January to March 2005, 393 courses were given in 5,440 groups, with 116,201 employee participations and a total of 862,780 hours spent in training, as well as investments of R$ 7.9 million.

Increase in Employee Training Participation – in thousands

Total Amount Invested in Training – R$ million

Sociocultural Events

In 1Q05, Bradesco participated in the Summer and Carnival Festival in Salvador (State of Bahia), the musical event Planeta Atlântida in Florianópolis (State of Santa Catarina) and Porto Alegre (RS) and the Fenavinho – National Festival of Wine in Bento Gonçalves (State of Rio Grande do Sul). Bradesco also took part in the Show Rural Coopavel in Cascavel (PR), ExpoAgrodinâmica in Não-Me-Toque (State of Rio Grande do Sul) and Expogrande – Expo Agropecuária of Campo Grande (Sate of Mato Grosso do Sul).

In the cultural area, Bradesco sponsored the Project Music in Museums (Concertos de Verão – Summer Concerts), which consists in Brazilian classical music concerts in the main museums of Rio de Janeiro. Beyond bringing art to the people of Rio de Janeiro, the goal is to value and to make known contemporary Brazilian composers.

In the educational area, Fundação Bradesco continued the development project of Digital Inclusion Center – CID, which allows, among others, the access of low-income people to computer courses. In January 2005, the first Centre was opened, addressed to the Native Brazilian Community, in Canuanã, Ilha do Bananal, in the State of Tocantins.

On March 6, Fundação Bradesco promoted, for the third year in a row, the National Day of Volunteer Action in its 40 schools and in other 50 nation wide community facilities. The action executed more than 700 thousand services, benefiting thousands of deprived people with 650 activities developed in the areas of: health, citizenship, art, environment, technology, sport and leisure. About 11 thousand volunteers took part, comprising a wide range of people such as: students, teachers, employees, doctors, dentists, nutritionists, nurses, psychologists and lawyers.

Finasa Sports Program

The Bradesco Organization channels its support of sports activities through the FINASA Sports Program (FINASA ESPORTES), successor of the BCN Sports Program. This initiative which completed 17 years of activity in 2004, gained momentum in 1997, following its integration with Bradesco's other social projects. From that time on, the program has become a benchmark for assistance in the education of young people, using sports through the formation of womens' basketball and volleyball teams as an instrument for social inclusion. At present, 3,882 girls from 10 to 16 years old, enrolled at school and attending classes on a regular basis are included in the program. Some 70% of these girls come from deprived backgrounds and are considered to be at social risk.

FINASA ESPORTES maintains 78 training centers, 50 for volleyball and 28 for basketball, installed on the premises of state schools, at Osasco's city hall sports centers, at Fundação Bradesco school, at a SESI unit and at three private schools, all located in the municipality of Osasco, in Greater São Paulo. Acting in partnership with the local City Hall, the Bradesco Organization offers a full support structure which includes the supply of sports and learning materials, as well as a team of 60 professional instructors, including municipal and state coordinators and teachers.

From its creation, community integration has been the outstanding feature of this important work. The PROGRAM is designed to transform sports practice into a powerful tool for strengthening the ties with citizenship values. At the FINASA ESPORTES training centers, 2 classes every week are dedicated to counseling on various topics such as notions of hygiene, teen pregnancy, stress, drug abuse and other teen-related issues, always emphasizing the importance of team spirit. The training centers are also used to disseminate values that favor healthy living in society, including respect for others, union, dedication, persistence and excellence. Classes also stress the importance of having a positive and participative attitude, emphasizing the need to foster activities related to the recycling of materials, the rational use of water and electricity and the promotion of campaigns related to social issues, such as collecting donations in food and clothing.

The FINASA ESPORTES program shows that sports practice is much more than a way to discover vocations or create athletes, it lays the basis for the formation of citizens, who are the essence of a better country for everyone.

Fundação Bradesco – The Bradesco Organization’s Social Arm

Background

Fundação Bradesco, a not-for-profit entity, headquartered at Cidade de Deus, Osasco, SP, was founded in 1956 and declared to be of Federal Public Utility by Decree 86,238, on July 30, 1981.

Aware that education lies on the roots of equal opportunities and personal and collective fulfillment, Fundação Bradesco currently holds 40 schools installed as priority in the country's most underprivileged regions, in all Brazilian States and in the Federal District.

Objectives and Goals

Through the pioneer action of private social investment, the main mission of Fundação Bradesco is to provide formal quality education to children, young people and adults, so that they achieve personal fulfillment through their work and citizenship.

Accordingly, the reach of Fundação Bradesco has been expanded yearly, increasing the number of enrolled students from 13,080 to more than 107,699 over the last twenty-four years. The schools of Fundação Bradesco run free education for Kindergarten, Elementary School and High School, as well as Basic Professional and Technical education in IT, electronics, industry, management and agribusiness. Distance learning is also offered as part of the Youth and Adult Basic Education Equivalency programs via Tele-education and the Virtual Classroom site.

Areas and Methods of Action

Basic Education

Kindergarten and Elementary School comprise more than 43% of all students on courses provided by Fundação Bradesco each year. In addition, the students receive free school materials, uniforms, meals and health assistance.

Fundação Bradesco is always evaluating contemporary learning trends and, therefore, is always bringing new challenges for learning practices so that the conclusions are spread throughout all school units, ongoing interchange among them.

The schools are understood as a privileged environment for appraising citizenship values and for regarding students as original and creative human beings, who learn through experiences in both school and society. Hence, their potential and needs to interact and reflect on the diversity of knowledge are essential.

The multi-disciplinary learning seeks to provide students with access to practical and theoretical cognitive content, based on the principle that the development process is both dialectic and constructive and that their role in learning is faced as a producer of knowledge.

On this intent, Fundação Bradesco offers various continuing education opportunities, including e-learning.

These resources have resulted in the compilation of diverse learning materials, including text books used up to the fourth grade, Philosophy for High School and Cultural Diversity as well as other important support materials.

Technical Professional Education

Based on the commitment of offering technical professional education capable of guaranteeing to the student the continuous right to develop their skills for a fruitful and social life, Fundação Bradesco is in consonance to the new model of technical learning in force in Brazil. Bradesco structured the subjects of the course, prioritizing the demands from the job market and the society from a brand new perspective.

Based on the professional areas of Agribusiness, Industry (Electronics) and Information Technology, a number of courses were developed and offered according to the specific needs of the communities in which the school units are located.

The content of these courses aims to ensure a strict relation among work, knowledge and citizenship. The final target is to bring out creative, productive and business minded citizens, as well as showing students the importance of permanent education.

When offering to students, who arise from underprivileged backgrounds, courses whose content will facilitate their entry and re-entry into the job market, Fundação Bradesco provides access to the emerging and fast-changing business world.

Basic Professional Education

Fundação Bradesco runs free Basic Professional Education designed for the update and qualification of workers with different school levels. There are more than 105 options for courses, presenting flexible programs, in the same track of the job market conditions in the following professional areas: Management, Personal Image, (Fashion and Personal Beauty Care), Industry (Electrical, Electronics and Printing Technology), IT, Leisure and Social Development, Tourism and Hosting (Tourism, Hosting and Catering). In the Agribusiness Area, Fundação Bradesco offers courses which include Artificial Insemination techniques.

Youth and Adult Education

These students come from different regions but often have similar life histories and comprise in their majority, workers and housewives who were unable to attend or remain at school when they were supposed to. At Fundação Bradesco, they can attend adult literacy courses and graduate at both Elementary and High School levels, apply for university entry, in order to improve their employment prospects and most importantly to increase their skills.

Youth and Adult education courses are given in two segments: Youth and Adult Literacy and Tele-education for Elementary and High School Equivalency.

The Tele-education courses are offered in the own schools of the Fundação or on the premises of the companies that have entered into operating agreements with it, with flexible timetables to suit the different work shifts, avoiding the need for students to travel to the school units. Another reason for the good performance is related to the investments made by Fundação Bradesco in learning technology resources.

Developed for the parents of students who attend the schools of Fundação Bradesco, the Adult Literacy Course is structured around a socio-constructive concept, whereby the student becomes an active subject in the learning process. The topics addressed during classes awake the interests and motivate learners, guaranteeing the success of the course.

The main purpose of the Fundação Bradesco is to prepare students to improve their lives, based on the acquisition of organized knowledge, since according to Bradesco philosophy education alone is capable of forming citizens who are participative and aware of their role in society.

Significant Events

On March 6, all the School Units of Fundação Bradesco participated in the “International Day of the Voluntary Action”. More than 700 thousand people benefited from activities promoted in leisure and entertainment, education, culture, sports, preventive health, community development and citizenship. The action attracted 11 thousand volunteers in more than 100 facilities, that included schools of the Public Network, CIDs – Digital Inclusion Centers and the own schools of Fundação Bradesco.

Aiming to provide basic learning in computers and access to public services via Internet, besides of appraising citizenship with actions development pronounced with the communities, Fundação Bradesco deployed two more CIDs – Digital Inclusion Centers: one located at Rio de Janeiro and the other one at Javaés/TO, which is the first digital inclusion center located at Native Brazilian indian community. The project together with IT companies aims to avoid digital exclusion and to boost the compliance to people that live next to the schools, in places managed by the community’s volunteers. High School students provide reinforcement for the activities, acting as main characters.

The agreement with Fundação Roberto Marinho was renewed for maintaining the TV channel Canal Futura. Fundação Bradesco is a partnership of this initiative since 1997, being known by its education programming and community rendering.

School’s Location

The majority of the Fundação Bradesco’s educational units are located on the outskirts of major cities or in rural areas where there is a significant lack of educational and welfare assistance. Thousands of students in all over Brazil are given the opportunity to study at these schools.

Schools	Students	Schools	Students

Aparecida de Goiânia – GO	2,165	Paragominas – PA	2,325
Bagé – RS	2,083	Paranavaí – PR	1,872
Boa Vista – RR	2,030	Pinheiro – MA	2,210
Bodoquena – MS	1,149	Propriá – SE	2,033
Cacoal – RO	2,160	Registro – SP	2,300
Campinas – SP	4,741	Rio Branco – AC	2,322
Canuanã – TO	1,226	Rio de Janeiro – RJ	4,127
Caucaia – CE	2,140	Rosário do Sul – RS	990
Ceilândia – DF	3,150	Salvador – BA	1,990
Cidade de Deus – Osasco, SP		São João Del Rei – MG	2,258
Unidade I	4,065	São Luis – MA	2,396
Unidade II	2,816	Teresina – PI	2,251
Postos de Educação de Jovens e Adultos	6,820	Vila Velha – ES	1,959
Núcleo de Capacitação Profissional	6,277
Conceição do Araguaia – PA	2,277
Cuiabá – MT	2,175
Feira de Santana – BA	650	Basic Professional Education
Garanhuns – PE	700	Rural Area – Artificial Insemination
Gravataí – RS	3,323
Irecê – BA	2,442
Itajubá – MG	2,412
Jaboatão – PE	2,399	Cáceres – MT
Jardim Conceição – SP	2,590	Campo Grande – MS
João Pessoa – PB	2,049	Goiânia – GO
Laguna – SC	2,125	Igarapé – MG
Macapá – AP	2,072	Ilhéus – BA
Maceió – AL	2,330	Uberaba – MG
Manaus – AM	2,789
Marília – SP	3,793	Subtotal	1,740
Natal – RN	2,150	Total (*)	107,871
		(*) Forecast for compliance in 2005.

Fundação Bradesco – An Educational Project so large as Brazil

Financing

Fundação Bradesco’s activities are funded exclusively by own income and donations of companies from Bradesco Organization.

Investments in 2004	R$ 156.6 million
Budget for 2005	R$ 157.6 million

Courses – Grades – Forecast for 2005

	Students	% of total

Kindergarten	3,518	3.26
Elementary School	30,428	28.21
High School and Professional Technical Education	17,057	15.81
Youth and Adult Education	21,705	20.12
Basic Professional Education	35,163	32.60
Total	107,871	100.00

Student Profile – Basis: December 2004

Increase in Student Numbers

Social Report – 1st Quarter of 2005 and 2004

1) Calculation basis

	1st Quarter of 2005 (R$ thousand)	1st Quarter of 2004 (R$ thousand)

Net revenue (RL) (1)	3,364,433	2,769,320
Operating income (RO)	1,583,811	798,864
Gross payroll (FPB)	1,220,723	1,177,258

2) Internal social indicators

	R$ thousand	% on FPB	% on RL	R$ thousand	% on FPB	% on RL

Meals	112,445	9.2	3.3	108,446	9.2	3.9
Compulsory social charges	234,194	19.2	7.0	226,641	19.3	8.2
Private pension plans	64,786	5.4	1.9	53,047	4.5	1.9
Healthcare insurance	60,899	5.1	1.8	51,863	4.4	1.9
Safety and medical care in the workplace	–	–	–	–	–	–
Education	–	–	–	–	–	–
Culture	–	–	–	–	–	–
Professional qualification and training	7,867	0.7	0.2	10,297	0.9	0.4
On-site child care and child-care benefit	11,077	0.9	0.3	10,141	0.9	0.4
Employee profit sharing	65,205	5.3	2.0	45,240	3.8	1.6
Other	13,268	1.1	0.4	12,413	1.0	0.3
Total – Internal social indicators	569,741	46.7	16.9	518,088	44.0	18.6

3) External social indicators

	R$ thousand	% on RO	% on RL	R$ thousand	% on RO	% on RL

Education	13	–	–	16,653	2.1	0.6
Culture	850	–	–	3,191	0.4	0.1
Health and basic sanitation	104	–	–	736	0.1	–
Sports	–	–	–	1,525	0.2	0.1
Prevention of hunger and food security	100	–	–	516	0.1	–
Other	1,009	0.1	–	853	0.2	–
Total contribution to society	2,076	0.1	–	23,474	3.1	0.8
Taxes (excluding social charges)	735,145	46.4	21.9	606,710	76.0	22.0
Total – External social indicators	737,221	46.5	21.9	630,184	79.1	22.8

4) Environmental indicators

	R$ thousand	% on RO	% on RL	R$ thousand	% on RO	% on RL

Investments related to company production/operation	–	–	–	–	–	–
Investments in external programs/projects	–	–	–	–	–	–
Total investments in environmental protection	–	–	–	–	–	–

As regards the establishment of “annual goals” for minimizing waste, general	( ) has no established goals	( ) complies 51 to 75%		( ) has no established goals	( ) complies 51 to 75%
production/operation consumption and the efficient use of natural resources, the company:	( ) complies 0 to 50%	( ) complies 76 to 100%		( ) complies 0 to 50%	( ) complies 76 to 100%

5) Employees indicators

	1st Quarter of 2005	1st Quarter of 2004

Employees at the end of the period	72,619	76,190
Admissions during the period	1,014	823
Outsourced employees	7,169	6,461
Trainees/interns	464	344
Employees older than 45	5,527	5,585
Women employees	33,438	34,883
% of management positions held by women	40.5	41.2
Black employees(2)	5,838	6,598
% of management positions held by blacks	7.2	7.1
Disabled employees or employees with special needs	716	696

6) Significant information regarding the level of corporate citizenship

	1st Quarter of 2005			Goals - 1st Quarter of 2006
Ratio between maximum and minimum salary	20,9			N/A
Total number of accidents in the workplace	66			Staff awareness for avoiding accidents in the workplace
The company's social and environmental projects were established by:	( ) directors	( x ) directors and managers	( )all employees	( ) directors	( x ) directors and managers	( ) all employees
Workplace safety and health standards were defined by:	( ) directors	( ) all employees	( x ) all + Cipa	( ) directors	( ) all employees	( x ) all + Cipa
As regards freedom of trade union activities, collective bargaining rights and internal employee representation, the company:	( x ) does not interfere	( ) complies with OITrules	( ) encourages activities and complies with OIT rules	( x ) does not interfere	( ) complies with OITrules	( ) encourages activities and complies with OIT rules
Private pension plans are offered to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees
The company's profit sharing plan is distributed to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees
When selecting suppliers, the ethical, social and environmental responsibility standards adopted by the company:	( ) are not considered	( ) are suggested	( x ) are required	( ) are not considered	( ) are suggested	( x ) are required
As regards the participation of employees in voluntary work programs, the company:	( ) does not interfere	( x ) gives support	( )organizes and encourages participation	( ) does not interfere	( x ) gives support	( )organizes and encourages participation
Total number of consumer complaints resolved:	In company: N/D	At Procon:(3) N/D	At court: N/D	In company: N/D	At Procon: N/D	At court: N/D
% of complaints resolved:	In company: N/D	At Procon: N/D	At court: N/D	In company: N/D	At Procon: N/D	At court: N/D
Total added value to be distributed (R$ thousand)	1st Quarter of 2005: R$ 3,153,517			1st Quarter of 2004: R$ 2,382,384
Distribution of added value (DVA):	30.7% government	31.1% employees	35.0% government	39.5% employees
	11.6% stockholders	26.6% retained	13.7% stockholders	11.8% retained

7) Other information

The information contained in the Social Report was reviewed by KPMG Auditores Independentes.

(1) It is considered net income the Gross Income of the Financial Intermediation.	N/D – Non-available
(2) Percentage of management positions held by women in the 1st quarter of 2004.	N/A – Non-applicable
(3) Consumer Protection Agency.

7 – Independent Auditors’ Report

Independent auditors’ report on special review of supplementary account information included in the Report on Economic and Financial Analysis and in the Social Report

To
The Board of Directors and Stockholders
Banco Bradesco S.A.
Osasco – SP

We have performed special reviews, in accordance with the specific rules established by the Brazilian Institute of Independent Auditors (IBRACON) jointly with the Brazilian Federal Accounting Council (CFC), of the consolidated interim report of Banco Bradesco S.A. and its subsidiaries for the three-month periods ended March 31, 2005, December 31, 2004 and March 31, 2004 and have issued an unqualified report, dated May 6, 2005.

Our reviews were performed for the purpose of reviewing the consolidated interim report of Bradesco S.A. and its subsidiaries taken as a whole. In connection with our special reviews, we have performed reviews of the supplementary account information included in the Report on Economic and Financial Analysis and in the Social Report, presented exclusively for the purpose of additional analysis and are not a required part of the financial statements.

Based on our special reviews, we are not aware of any significant modifications that should be made to the supplementary account information for it to be presented adequately, in all material respects, in relation to the interim report taken as a whole.

May 6, 2005

KPMG Auditores Independentes
CRC 2SP014428/O-6

Original report in Portuguese signed by

Walter Iorio	Cláudio Rogélio Sertório
Accountant	Accountant
CRC 1SP084113/O-5	CRC 1SP212059/O-0

8 – Financial Statements, Independent Auditors’ Report and Report of the Fiscal Council

Banco Bradesco S.A.

Management Report

We are pleased to present the Financial Statements for the quarter ended on March 31, 2005 of Banco Bradesco S.A., as well as the consolidated financial statements, prepared in accordance with the requirements of Brazilian Corporate Legislation.

Among the important events for the quarter at the Bradesco Organization, we highlight the following:

  In January, agreement with Lojas Colombo, one of Brazil’s largest retail chain of home appliances and furniture, with 368 stores, aiming the structuring and distribution of a Credit Assignment Fund (FIDC). This enterprise will increase the working capital available for consumer sales financing, as well as expand Bradesco’s services, as the 781 terminals of the stores will be connected to the Bank and able to receive third-parties collection bonds and utilities bills, among others.
  On March 1, the increase by 21.121972% of the monthly amount of the Interest on Own Capital, traditionally paid in advance to the Company’s stockholders, from R$0.047060 to R$0.057000 (net of Withholding Income Tax – R$ 0.048450), for the common stocks and from R$0.051766 to R$0.062700 (net of Withholding Income Tax – R$ 0.053295), for the preferred stocks, to be paid as from April/2005.
  On March 10, the Special Stockholders` Meeting incorporating the stocks of minority stockholders of Bradesco Seguros S.A., converting the company into a wholly-owned subsidiary of Bradesco. For each Bradesco Seguros` stock held by minority stockholders, 165.12329750137 Bradesco stocks were attributed, being 82.95659669277 common and 82.16670080860 preferred stocks.
  It is also important to highlight the acquisition, on April 15, by means of its subsidiary Finasa Promotora de Vendas, of Banco Morada`s Consumer Financing Network, comprising the operations of Personal Loans and Consumers` Direct Loan (CDC). The agreement is a step further in the Bank`s strategy to enlarge its operations in the consumer sales financing segment, with the inclusion of 1.1 million clients and more than 3.6 thousand affiliated outlets.

In the quarter, Bradesco presented Net Profit of R$ 1.205 billion, equivalent to R$ 2.45 per stock, annualized profitability of 32.50% on the final Net Equity and of 34.72% on the average Net Equity.

Taxes and social contributions, including social security, paid or provisioned in the period, calculated based on the main activities of Bradesco Organization, totaled R$ 969.339 million, 80.41% of the Net Profit.

The paid-in Capital Stock at the end of the quarter was increased to R$ 10 billion, by means of subscription of new stocks by stockholders in the amount of R$ 700 million, deliberated on 12.9.2004 and approved on 3.10.2005, which raised more R$ 24.250 million as premium in the auction of unsubscribed shares, recorded in the “Capital Reverses” account; the increase of R$11.856 million through the issuance of new stocks to the minority stockholders from Bradesco Seguros S.A.; and the increase of R$2.288 billion by means of Capitalization of Reserves, without issuing stocks, deliberated on March 10. Added to the Equity Reserves of R$ 6.538 billion, Stockholders` Equity totaled R$ 16.538 billion, up 21.39% from the same period of the prior year, corresponding to a book value of R$ 33.62 per stock.

Stockholders’ Equity is equivalent to 8.67% of the consolidated Assets, which increased 18.84% in relation to March/2004, totaling R$ 191.299 billion. Therefore, the capital adequacy ratio reached 17.11% on the consolidated financial basis and 14.97% on the consolidated economic and financial basis; hence, over the minimum of 11% established by the Resolution 2099, from 8.17.1994, of the National Monetary Council of Brazil, in conformity to the Basel Committee. After the end of the quarter, the ratio of permanent assets, related to the Consolidated Reference Equity, was 43.85% in the consolidated financial basis and 21.13% in the consolidated economic and financial basis, within the maximum limit of 50%.

In compliance with the provisions of the Article 8 of the Brazilian Central Bank Circular 3068, of 11.8.2001, Bradesco declares that it has the financial capacity and the intention to hold to maturity the securities classified in the “securities held to maturity” category.

Global income funded and managed by Bradesco Organization, on March 31, recorded an increase of 20.50% when compared to the same period last year, totaling R$ 276.767 billion, distributed as follows:

  R$ 93.230 billion in Demand, Time and Interbank Deposits, Other Deposits, Open Market and Savings Accounts;
  R$ 104.757 billion in managed resources, comprising Investment Funds, Managed Portfolios and Third-Parties Funds Quotas, with an increase of 22.20% in relation to the same period of the prior year;
  R$ 36.191 billion recorded in the Foreign Exchange Portfolio, Borrowings and Onlendings, Own Working Capital, Collection and Deposits of Taxes and Similarities, Securities Issuance and Subordinated Debt in Brazil;
  R$ 35.328 billion recorded in Technical Reserves for Insurance, Private Pension Plans and Savings Bonds, with an expansion of 26.41% when compared to the same period of 2004;
  R$ 7.261 billion in External Income, through public and private issuances, Subordinated Debt and Securitization of Future Financial Flows, representing US$ 2.735 billion.

Credit Operations, at the end of the period, recorded the balance of R$ 65.979 billion, with an increase of 20.19% in relation to March/2004, including in this amount:

  R$ 5.298 billion in Advances on Foreign Exchange Contracts, for a total Portfolio of US$ 3.367 billion in Export Financing;
  US$ 483.373 million of Import Financing in Foreign Currency;
  R$ 1.774 billion in Leasing;
  R$ 5.919 billion in business in the Agribusiness Industry;
  R$ 19.526 billion in Consumer Sales Financing;
  R$ 7.393 billion related to foreign and local onlendings, arising mainly from BNDES – National Bank for Social and Economic Development.

The consolidated balance of the allowance for loan loss reached R$ 4.301 billion, corresponding to 6.52% of the total volume of credit operations.

Bradesco destined for Real Estate Financing activities during 1Q05 the amount of R$ 150.157 million for the building and acquisition of homes, corresponding to 1,898 real estates.

In Capital Markets, Bradesco intermediated important operations of public placement of stocks, debentures and promissory notes, which totaled, in the quarter, R$ 715.852 million, representing 6.51% of all issuances recorded at CVM. Moreover, the Bank participated vigorously in the advisory of special operations, especially credit assignment funds, mergers and acquisitions, project finance and financial and partnership restructurings.

Grupo Bradesco de Seguros, confirming its outstanding presence in the sector of Insurance, Private Pension Plans and Savings Bonds, recorded on March 31 Net Income of R$ 431 million. The global earnings from premiums reached R$ 3.616 billion, up 5.40% in relation to the prior year.

At the end of the quarter, the Bradesco Organization Network, at service of customers and users, comprised 12,800 outlets, parallel to 22,060 Bradesco Night and Day ATMs, 19,873 of which also operate at weekends and on bank holidays:

2,959 Branches in Brazil ( 2,958 Bradesco and 1 Banco Finasa);

4 Branches Abroad, being 1 in New York (Bradesco), 2 in Grand Cayman (Bradesco and Banco Boavista) and 1 in Nassau, Bahamas (Boavista);

5 Subsidiaries abroad (Banco Bradesco Argentina S.A. in Buenos Aires, Banco Bradesco Luxembourg S.A. in Luxembourg, Bradesco Securities, Inc. in New York, Bradesco Services Co., Ltd. in Tokyo and Cidade Capital Markets Ltd. in Grand Cayman);

5,389 Banco Postal branches;

2,348 Banking service posts and outlets in companies;

1,974 Outplaced terminals of the BDN – Bradesco Day and Night Network;

121 Branches of Finasa Promotora de Vendas, present in 14,853 vehicle dealerships and in 19,259 stores selling furniture and home decor, tourism, auto parts and IT related equipment and software, DIY, clothing and footwear, among others.

In compliance with the provisions of CVM Instruction 381, no non-audit services were contracted by the Bradesco Organization or provided by KPMG Auditores Independentes for an amount which exceeds 5% of the total external audit costs. This policy complies with the principles designed to maintain the independence of external auditors as follows: auditors should not audit their own work, nor exercise management functions for their clients, nor promote the interests of such clients. Each external audit is contracted for a maximum five-year period pursuant to the Brazilian Central Bank regulations.

The social work of the Organization is focused on educational and assistance programs developed through Fundação Bradesco, with presence in all of Brazil’s states and the Federal District, with an educational network comprising 40 schools installed as a priority in regions which are both socially and economically deprived. More than 107 thousand students received education free of charge, including those enrolled on its youth and adult education and basic professional training courses. Another important aspect of the Fundação Bradesco’s work, on a national level, is the provision of free meals, uniforms, school materials and medical/dental care to its more than 50 thousand junior, middle and high school and technical training students.

In the Human Resources Area, Bradesco continued its wide ranging training and qualification programs, designed to the qualification and development of the staff, for enhancing service and the required level of products and services rendered. In the quarter, 393 courses were given, with 116,201 participants. The assistance benefits that target to assure the well-being, the improvement in the quality of life and security of employees and its offspring comprised, on March 31, 175,535 lives.

The accomplishments and positions conquered reflect the dimension of the strategy developed by the Bradesco Organization, always based on concepts of quality and efficiency. For the achievements reached, we thank the support and the trust of our stockholders and customers and the efficient and dedicated work of our employees and other collaborators.

Cidade de Deus, May 6, 2005
Board of Directors and
Board of Executive Officers

Consolidated Balance Sheet – R$ thousand	(A free translation of the original in Portuguese)

Assets	2005	2004

	March	December	March

Current Assets	146,236,411	140,075,440	120,249,023
Funds Available (Note 8a)	3,057,512	2,639,260	2,284,941
Interbank Investments (Notes 3b and 9)	20,908,886	21,587,093	18,760,498
Open Market Investments	15,901,400	15,667,078	13,803,546
Interbank Deposits	5,012,330	5,921,998	4,956,952
Provision for Losses	(4,844)	(1,983)	–
Securities and Derivative Financial Instruments (Notes 3c, 3d, 10, 33b and 33c)	51,253,373	48,743,562	41,545,743
Own Portfolio	42,800,787	39,728,754	36,628,990
Subject to Repurchase Agreements	1,927,787	3,409,541	332,510
Derivative Financial Instruments (Notes 3d and 33c)	1,505,599	314,834	482,675
Restricted Deposits – Brazilian Central Bank	3,446,970	4,279,088	2,926,053
Privatization Currencies	–	13,881	80,062
Subject to Collateral Provided	1,572,230	997,464	1,095,453
Interbank Accounts	16,037,959	15,792,017	12,494,625
Unsettled Receipts and Payments	309,455	22,075	–
Restricted Credits (Note 11):
– Restricted Deposits – Brazilian Central Bank	15,675,737	15,696,154	12,421,713
– National Treasury – Rural Funding	578	578	578
– National Housing System – SFH	28,944	40,235	44,623
Correspondent Banks	23,245	32,975	27,711
Interdepartmental Accounts	127,028	147,537	114,692
Internal Transfer of Funds	127,028	147,537	114,692
Credit Operations (Notes 3e, 12 and 33b)	36,804,996	35,406,880	27,819,033
Credit Operations:
– Public Sector	384,792	335,765	179,805
– Private Sector	39,268,756	37,765,766	30,320,976
Allowance for Loan Losses (Notes 3e, 12f and 12g)	(2,848,552)	(2,694,651)	(2,681,748)
Leasing Operations (Notes 2, 3e, 12 and 33b)	1,011,554	996,535	798,329
Leasing Receivables:
– Private Sector	1,958,982	1,912,150	1,674,715
Leasing Receivables	(906,734)	(864,094)	(807,010)
Allowance for Leasing Losses (Notes 3e, 12f and 12g)	(40,694)	(51,521)	(69,376)
Other Receivables:	16,079,641	13,874,197	15,721,355
Receivables on Guarantees Honored (Note 12a-2)	440	811	624
Foreign Exchange Portfolio (Note 13a)	8,616,396	7,336,806	9,541,756
Receivables	223,836	190,968	247,085
Negotiation and Intermediation of Securities	1,211,261	357,324	488,988
Insurance Premiums Receivable	986,845	988,029	835,607
Sundry (Note 13b)	5,183,984	5,143,296	4,744,195
Allowance for Other Losses (Notes 3e, 12f and 12g)	(143,121)	(143,037)	(136,900)
Other Assets (Note 14)	955,462	888,359	709,807
Other Assets	462,790	460,864	520,015
Provision for Devaluation	(225,989)	(224,144)	(246,545)
Prepaid Expenses (Note 14b)	718,661	651,639	436,337
Long-Term Receivables	40,296,906	39,904,516	35,341,021
Interbank Investments (Notes 3b and 9)	704,152	759,628	472,092
Interbank Deposits	708,011	760,610	472,092
Provision for Losses	(3,859)	(982)	–
Securities and Derivative Financial Instruments (Notes 3c, 3d, 10, 33b and 33c)	13,588,148	13,678,096	11,605,611
Own Portfolio	10,417,603	11,526,991	9,689,844
Subject to Repurchase Agreements	2,115,062	1,398,228	1,344,793
Derivative Financial Instruments (Notes 3d and 33c)	79,085	83,122	41,826
Restricted Deposits – Brazilian Central Bank	505,173	233,475	100,141
Privatization Currencies	91,765	68,606	7,066
Subject to Collateral Provided	379,460	367,674	421,941

Consolidated Balance Sheet – R$ thousand	(A free translation of the original in Portuguese)

Assets	2005	2004

	March	December	March

Interbank Accounts (Note 11)	228,256	295,085	273,484
Restricted Credits:
– National Housing System – SFH	228,256	295,085	273,484
Credit Operations (Notes 3e, 12 and 33b)	17,402,764	16,484,007	15,048,844
Credit Operations:
– Public Sector	183,483	201,210	292,110
– Private Sector	18,430,304	17,476,582	15,968,889
Allowance for Loan Losses (Notes 3e, 12f and 12g)	(1,211,023)	(1,193,785)	(1,212,155)
Leasing Operations (Notes 2, 3e, 12 and 33b)	674,296	559,786	454,348
Leasing Receivables:
– Private Sector	1,542,891	1,325,076	1,060,484
Allowance for Other Losses	(821,377)	(712,596)	(553,316)
Allowance for Leasing Losses (Notes 3e, 12f and 12g)	(47,218)	(52,694)	(52,820)
Other Receivables:	7,357,429	7,790,395	7,150,121
Receivables	6,054	6,152	2,087
Negotiation and Intermediation of Securities	–	–	513
Sundry (Note 13b)	7,362,133	7,794,112	7,186,943
Allowance for Other Losses (Notes 3e, 12f and 12g)	(10,758)	(9,869)	(39,422)
Other Assets (Note 14)	341,861	337,519	336,521
Other Assets	14,888	16,410	31,577
Provision for Devaluation	(4,563)	(6,190)	(12,934)
Prepaid Expenses (Note 14b)	331,536	327,299	317,878
Permanent Assets	4,765,590	4,946,512	5,380,983
Investments (Notes 3h,15 and 33b)	1,108,638	1,101,174	847,295
Profit Sharing in Subsidiaries:
– Local	461,658	496,054	352,030
Other Investments	1,014,864	971,311	862,587
Provision for Losses	(367,884)	(366,191)	(367,322)
Property and Equipment in Use (Notes 3i and 33b)	2,160,519	2,270,497	2,344,668
Buildings in Use	1,297,623	1,357,063	1,428,014
Other Fixed Assets	3,599,124	3,604,741	3,489,899
Accumulated Depreciation	(2,736,228)	(2,691,307)	(2,573,245)
Leased Assets (Note 16)	15,133	18,951	32,280
Leased Assets	47,600	58,463	65,191
Accumulated Depreciation	(32,467)	(39,512)	(32,911)
Deferred Charges (Notes 2, 3j and 17)	1,481,300	1,555,890	2,156,740
Organization and Expansion Costs	1,282,830	1,268,436	1,157,388
Accumulated Amortization	(747,773)	(738,738)	(624,128)
Goodwill on Acquisition of Subsidiaries, Net of Amortization (Notes. 2, 3j and 17a)	946,243	1,026,192	1,623,480
Total	191,298,907	184,926,468	160,971,027

Consolidated Balance Sheet – R$ thousand	(A free translation of the original in Portuguese)

Liabilities	2005	2004

	March	December	March

Current Liabilities	123,267,490	121,457,684	103,948,570
Deposits (Notes 3k and 18a)	53,033,292	53,120,608	45,308,720
Demand Deposits	14,923,743	15,297,825	12,605,568
Savings Deposits	24,447,649	24,782,646	21,928,626
Interbank Deposits	17,054	19,499	62,908
Time Deposits (Note 33b)	13,468,621	12,936,403	10,711,618
Other Deposits	176,225	84,235	–
Funds Obtained in the Open Market (Notes 3k and 18a)	19,854,782	20,876,980	13,673,725
Own Portfolio	5,372,750	6,238,699	1,195,599
Third-party Portfolio	14,482,032	14,430,876	12,478,126
Unrestricted Portfolio	–	207,405	–
Issuance of Securities (Notes 18b and 33b)	1,878,451	2,012,706	4,030,493
Mortgage Notes	724,947	670,290	1,069,052
Securities Issued Abroad	1,153,504	1,342,416	2,961,441
Interbank Accounts	127,246	174,066	110,570
Receivables	–	–	17,114
Interbank Onlendings	–	–	4,550
Correspondent Banks	127,246	174,066	88,906
Interdepartmental Accounts	1,190,566	1,745,721	1,069,424
Third-party Funds in Transit	1,190,566	1,745,721	1,069,424
Borrowings (Notes 19a and 33b)	6,849,366	6,873,310	7,132,458
Local Borrowings – Official Institutions	320	1,376	1,951
Local Borrowings – Other Institutions	12,035	11,756	4,212
Foreign Currency Borrowings	6,837,011	6,860,178	7,126,295
Local Onlendings – Official Institutions (Notes 19b and 33b)	2,696,914	2,650,732	2,317,046
National Treasury	31,500	72,165	44,745
BNDES (National Bank for Economic and Social Development)	1,002,564	987,294	894,760
CEF (Federal Savings Bank)	5,297	35,164	62,245
FINAME (Government Agency for Machinery and Equipment Financing)	1,656,673	1,555,148	1,313,174
Other Institutions	880	961	2,122
Foreign Onlendings (Notes 19b and 33b)	44,050	42,579	15,606
Foreign Onlendings	44,050	42,579	15,606
Derivative Financial Instruments (Notes 3d and 33)	1,483,417	165,430	316,843
Derivative Financial Instruments	1,483,417	165,430	316,843
Technical Reserves for Insurance, Private Pension Plans and
Savings Bonds (Notes 3g and 23)	23,750,522	22,815,849	17,961,724
Other Liabilities	12,358,884	10,979,703	12,011,961
Collection of Taxes and Other Contributions	1,214,684	204,403	1,366,047
Foreign Exchange Portfolio (Note 13a)	3,627,057	3,011,421	4,545,961
Sociable and Statutory Payables	403,878	900,266	342,143
Fiscal and Pension Plans Activities	797,207	1,078,038	1,175,453
Negotiation and Intermediation of Securities	1,164,752	312,267	471,253
Development and Financial Funds	–	–	1,496
Subordinated Debts (Notes 21 and 33b)	134,499	69,387	111,262
Sundry (Note 22)	5,016,807	5,403,921	3,998,346
Long-Term Liabilities	51,397,456	48,138,948	43,302,929
Deposits (Notes 3k and 18a)	18,338,611	15,522,719	13,877,007
Term Deposits (Note 33b)	18,338,611	15,522,719	13,877,007
Funds Obtained in the Open Market (Notes 3k and 18a)	2,003,331	2,009,423	1,410,131
Own Portfolio	2,003,331	2,009,423	1,410,131
Securities Issuance (Notes 18b and 33b)	3,156,806	3,044,786	2,531,079
Mortagage Notes	251	10,832	19,957
Securities Issued Abroad	3,156,555	3,033,954	2,511,122

Consolidated Balance Sheet – R$ thousand	(A free translation of the original in Portuguese)

Liabilities	2005	2004

	March	December	March

Borrowings (Notes 19a and 33b)	569,673	688,085	663,684
Local Borrowings – Official Institutions	984	–	–
Local Borrowings – Other Institutions	9	–	–
Foreign Currencies Borrowings	568,680	688,085	663,684
Local Onlendings – Official Institutions (Notes 19b and 33b)	5,473,389	5,704,666	5,646,887
BNDES (National Bank for Economic and Social Development)	2,621,481	2,684,713	2,879,653
CEF (Federal Savings Bank)	22,485	360,656	389,871
FINAME (Government Agency for Machinery and Equipment Financing)	2,826,883	2,656,614	2,375,151
Other Institutions	2,540	2,683	2,212
Foreign Onlendings (Notes 19b and 33b)	–	–	40,411
Foreign Onlendings	–	–	40,411
Derivative Financial Instruments (Notes 3d and 33)	2,015	8,217	22,952
Technical Reserves for Insurance, Private Pension Plans and
Savings Bonds (Notes 3g and 23)	11,577,837	10,852,805	9,985,083
Other Liabilities	10,275,794	10,308,247	9,125,695
Sociable and Statutory	–	–	21,973
Fiscal and Pension Plans Activities	3,526,306	3,417,349	3,093,274
Subordinated Debts (Notes 21 and 33b)	5,982,700	5,903,358	5,030,013
Sundry (Note 22)	766,788	987,540	980,435
Deferred Income	43,826	44,600	27,254
Deferred Income	43,826	44,600	27,254
Minority Interest In Subsidiary Companies (Note 24)	51,843	70,590	67,617
Stockholder's Equity (Note 25)	16,538,292	15,214,646	13,624,657
Capital:
– Local Residents	9,037,382	6,959,015	6,343,955
– Foreign Residents	962,618	740,985	656,045
Receivables	–	(700,000)	–
Capital Reserves	35,524	10,853	8,814
Profit Reserves	6,296,763	7,745,713	6,349,265
Mark-to-market adjustment – Securities and Derivatives	235,769	458,080	317,984
Treasury stock	(29,764)	–	(51,406)
Stockholders' Equity Managed by Parent Company	16,590,135	15,285,236	13,692,274
Total	191,298,907	184,926,468	160,971,027

Consolidated Statement of Income – R$ thousand	(A free translation of the original in Portuguese)

	2005	2004

	1st Qtr.	4th Qtr.	1st Qtr.

Revenues from Financial Intermediation	8,109,264	6,201,944	6,756,620
Credit Operations (Note 12h)	3,709,114	3,102,037	3,099,790
Leasing Operations (Note 12h)	86,587	85,556	85,112
Security Transactions (Note 10e)	1,655,203	758,491	1,680,538
Financial Income on Insurance Premiums, Private Pension Plans and Savings Bonds (Note 10e)	1,769,232	1,379,157	1,245,029
Derivative Financial Instruments (Note 33c V)	365,161	529,925	195,557
Foreign Exchange Transactions (Note 13a)	172,077	28,645	161,157
Compulsory Deposits (Note 11b)	351,890	318,133	289,437

Expenses from Financial Intermediation	4,744,831	3,174,801	3,987,300
Deposits (Note 18c)	2,809,934	1,709,830	2,454,373
Price-level Restatement and Interest on Technical Reserves for Insurance, Private Pension Plans
and Savings Bonds (Note 18c)	939,051	922,018	652,313
Borrowings and Onlendings (Note 19c)	357,989	49,921	315,760
Leasing Operations (Note 12h)	3,260	4,300	3,860
Provision for Loan Losses (Notes 3e, 12f and 12g)	634,597	488,732	560,994
Revenues from Financial Intermediation	3,364,433	3,027,143	2,769,320

Other Operating Income (Expenses)	(1,780,622)	(1,491,990)	(1,970,456)
Revenues from Services Rendered (Note 26)	1,661,349	1,675,594	1,318,936
Income on Insurance Premiums, Private Pension Plans and Savings Bonds
(Notes 3g, 4 and 23c)	2,795,695	3,836,157	2,993,333
Net Premiums Written	3,615,722	4,471,433	3,430,578
Reinsurance Premiums and Redeemed Premiums	(820,027)	(635,276)	(437,245)
Variation in Technical Reserves for Insurance, Private Pension Plans and Savings Bonds
(Note 3g)	(418,418)	(1,316,961)	(877,511)
Retained Claims	(1,372,058)	(1,317,196)	(1,232,182)
Savings Bonds Draws and Redemptions (Note 3g)	(246,491)	(291,770)	(273,323)
Insurance and Pension Plan Selling Expenses (Note 3g)	(228,824)	(233,846)	(212,316)
Expenses with Pension Plans Benefits and Redemptions (Notes 3g and 4)	(744,750)	(511,108)	(532,648)
Personnel Expenses (Note 27)	(1,220,723)	(1,284,423)	(1,177,258)
Other Administrative Expenses (Note 28)	(1,192,379)	(1,288,511)	(1,207,853)
Tax Expenses	(404,595)	(411,494)	(335,887)
Equity Earnings from Associated Companies (Note 15c)	(5,641)	44,797	(41)
Other Operating Income (Note 29)	299,840	310,663	257,521
Other Operating Expenses (Note 30)	(703,627)	(703,892)	(691,227)
Operating Income	1,583,811	1,535,153	798,864
Non-Operating Income (Note 31)	(5,850)	(148,183)	(11,146)
Income Before Taxes and Profit Sharing	1,577,961	1,386,970	787,718
Provision for Income Tax and Social Contribution (Notes 35a and 35b)	(372,813)	(322,116)	(178,637)
Minority Interest in Subsidiaries	277	(7,101)	(368)
Net Income	1,205,425	1,057,753	608,713

Statement of Changes in Financial Position – R$ thousand	(A free translation of the original in Portuguese)

		2005	2004

		1st Qtr.	4th Qtr.	1st Qtr.

Financial Resources were Provided by:		9,909,053	12,669,292	20,857,399
Net Income		1,205,425	1,057,753	608,713
Adjustments to Net Income		249,596	285,140	233,693
Depreciation and Amortization		115,535	119,990	123,270
Amortization of Goodwill		96,114	211,935	86,543
Change in Provision for Investments		1,693	2,611	(3,806)
Equity in the Earnings of Subsidiary and Associated Companies		5,641	(44,797)	41
Other		30,613	(4,599)	27,645
Change in Deferred Income		(774)	568	(4,520)
Change in Minority Interest		(18,747)	(3,376)	(45,112)
Mark-to-Market Adjustment – Securities Available for Sale		(222,311)	(180,548)	(160,933)
Stockholders		736,106	–	–
Capital Increase through Subscription		700,000	–	–
Increase in Social Capital by Stocks Merger		11,856	–	–
Premiums		24,250	–	–
Third Parties Provided by:
– Increase in Liabilities		7,046,795	7,603,630	4,008,432
Deposits		2,728,576	3,856,517	1,161,842
Funds obtained in the Open Market		–	1,335,290	–
Interdepartmental Accounts		–	328,151	–
Borrowings and Onlendings		–	–	1,021,309
Derivative Financial Instruments		1,311,785	–	287,426
Technical Reserves for Insurance, Private Pension Plans and Savings Bonds Committed		1,659,705	2,083,672	1,537,855
Other Receivables		1,346,729	–	–
– Decrease in Assets		755,376	3,806,822	16,070,699
Interbank Investments		733,683	2,778,980	12,491,413
Securities and Derivative Financial Instruments		–	–	653,426
Interbank Accounts		–	–	1,244,728
Interdepartmental Accounts		20,509	–	400,087
Leasing Operations		–	–	53,756
Insurance Premiums Receivable		1,184	–	53,751
Other Receivables		–	1,027,842	1,173,538
– Sale (Write-off) of Assets and Investments		127,299	92,919	133,292
Non-operating Assets		30,844	49,515	66,142
Property and Equipment in Use and Leased Assets		76,410	25,469	28,606
Investments		20,045	1,739	12,754
Sale (write-off) of Deferred Charges		–	16,196	25,790
– Interest Attributed to Own Capital and Dividends Received from Subsidiary and
Associated Companies		30,288	6,384	13,135

Financial Resources were Used for:		9,490,801	12,416,061	21,020,884
Interest Attributed to Own Capital and Dividends Received From		366,231	340,474	326,088
Acquisition of Own Stocks		29,764	–	44,064
Investments in		169,430	225,481	231,355
Non-operating Assets		28,327	31,396	26,554
Property and Equipment in Use and Leased Assets		66,182	118,621	190,069
Investments		74,921	75,464	14,732
Deferred Charges		54,501	47,061	535,853
Increase in Assets		6,892,393	8,876,253	720,284
Securities and Derivative Financial Instruments		2,419,863	4,266,999	–
Interbank Accounts		179,113	850,511	–
Interdepartamental Accounts		–	47,674	–
Credit Operations		2,316,873	3,382,826	705,159
Leasing Operations		129,529	205,079	–
Other Receivables		1,773,662	–	–
Insurance Premiums Receivable		–	26,439	–
Other Assets		73,353	96,725	15,125
Decrease in Liabilities		1,978,482	2,926,792	19,163,240
Funds obtained in the Open Market		1,028,290	–	17,708,869
Funds from Acceptance of Securities		22,235	1,058,429	285,324
Interbank Accounts		46,821	148,088	418,762
Interdepartmental Accounts		555,155	–	712,644
Borrowings and Onlendings		325,981	755,839	–
Derivative Financial Instruments		–	134,399	–
Other Liabilities		–	830,037	37,641
Increase (Decrease) in Funds Available		418,252	253,231	(163,485)

Changes in	At the Beginning of the Period	2,639,260	2,386,029	2,448,426
Financial	At the End of the Period	3,057,512	2,639,260	2,284,941
Position	Increase (Decrease) in Funds Available	418,252	253,231	(163,485)

BANCO BRADESCO S.A.

Notes to the Financial Statements

We present below the notes to the Financial Statements of Banco Bradesco S.A. subdivided as follows:

1) OPERATIONS

2) PRESENTATION OF THE FINANCIAL STATEMENTS

3) SIGNIFICANT ACCOUNTING POLICIES

4) INFORMATION FOR COMPARISON PURPOSES

5) ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT

6) BALANCE SHEET BY CURRENCY AND EXCHANGE EXPOSURE

7) BALANCE SHEET BY MATURITY

8) FUNDS AVAILABLE

9) INTERBANK INVESTMENTS

10) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

11) INTERBANK ACCOUNTS - RESTRICTED DEPOSITS

12) CREDIT OPERATIONS

13) OTHER RECEIVABLES

14) OTHER ASSETS

15) INVESTMENTS

16) PROPERTY AND EQUIPMENT IN USE AND LEASED ASSETS

17) DEFERRED CHARGES

18) DEPOSITS, FUNDS OBTAINED IN THE OPEN MARKET AND FUNDS FROM ISSUANCE OF SECURITIES

19) BORROWINGS AND ONLENDINGS

20) CONTINGENT LIABILITIES

21) SUBORDINATED DEBT

22) OTHER LIABILITIES - SUNDRY

23) INSURANCE OPERATIONS, PRIVATE PENSION PLANS AND SAVINGS BONDS

24) MINORITY INTEREST IN SUBSIDIARIES

25) STOCKHOLDERS’ EQUITY (PARENT COMPANY)

26) REVENUES FROM SERVICES RENDERED

27) PERSONNEL EXPENSES

28) ADMINISTRATIVE EXPENSES

29) OTHER OPERATING INCOME

30) OTHER OPERATING EXPENSES

31) NON-OPERATING REVENUE (EXPENSE)

32) TRANSACTIONS WITH SUBSIDIARY AND ASSOCIATED COMPANIES (DIRECT AND INDIRECT)

33) FINANCIAL INSTRUMENTS

34) EMPLOYEE BENEFITS

35) INCOME TAX AND SOCIAL CONTRIBUTION

36) OTHER INFORMATION

1) OPERATIONS

Banco Bradesco S.A. is a private-sector open-capital company which, operating as a Multiple Bank, carries out all types of authorized banking activities through its commercial, foreign exchange, investment, consumer financing, housing loan and credit card portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiary companies, particularly in Leasing, Consortium Management, Insurance, Savings Bonds and Private Pension Plan activities. Operations are conducted within the context of the companies comprising the Bradesco Group, which are jointly active in the market.

2) PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements of Banco Bradesco S.A. include the financial statements of Banco Bradesco S.A., its foreign branches and its direct and indirect subsidiaries and jointly controlled investments, in Brazil and abroad, and Special Purpose Entities (SPEs). They were prepared based on accounting policies determined by Brazilian Corporation Law for the recording of operations, as well as the rules and instructions of the National Monetary Council (CMN), Brazilian Central Bank (BACEN), Brazilian Securities Commission (CVM) and Superintendence of Private Insurance (SUSEP) and the National Agency for Supplementary Healthcare (ANS), and comprise the financial statements of the leasing companies based on the capital leasing method of accounting, whereby leased assets are reclassified to the leasing operations account.

Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized income were eliminated from these financial statements and, in the case of investments which are jointly controlled with other stockholders, asset, liability and income components were included in the consolidated financial statements in proportion to the parent company's percentage capital ownership of each investee. Goodwill on the acquisition of investments in subsidiaries and in the jointly controlled investments is presented in deferred assets and minority interests in net income and stockholders’ equity are separately disclosed. The exchange variation arising from transactions of subsidiaries and foreign branches was allocated to the statement of income accounts according to the corresponding assets and liabilities from which it originated.

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, the estimation of the fair value of certain financial instruments, provision for contingencies, other provisions, the quantification of technical reserves for insurance, pension plans and savings bonds and the determination of the useful economic life of specific assets. Actual results could differ from these estimates and assumptions.

We highlighted the main ownerships included in the consolidation:

	Activity Area	% Ownership

		March 31, 2005	December 31, 2004	March 31, 2004

Financial area - Local
Banco Alvorada S.A. (1)	Banking	99.83%	99.83%	100.00%
Banco Baneb S.A. (2)	Banking	-	-	99.94%
Banco BEM S.A. (3)	Banking	100.00%	100.00%	90.14%
Banco Boavista Interatlântico S.A	Banking	100.00%	100.00%	100.00%
Banco de Crédito Real de Minas Gerais S.A. (4)	Banking	-	-	99.99%
Banco Finasa de Investimento S.A. (5)	Investment Bank	-	-	97.45%
Banco Finasa S.A	Banking	100.00%	100.00%	100.00%
Banco Mercantil de São Paulo S.A	Banking	100.00%	100.00%	100.00%
Banco Zogbi S.A. (6)	Banking	-	-	100.00%
Bradesco BCN Leasing S.A. Arrendamento Mercantil (4)	Leasing	-	-	99.97%
Bradesco Consórcios Ltda	Consortium Management	99.99%	99.99%	99.99%
Bradesco Leasing S.A. Arrendamento Mercantil (7)	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	99.99%	99.99%	99.99%
BRAM – Bradesco Asset Management S.A. DTVM (8)	Asset Management	100.00%	100.00%	99.99%
Companhia Brasileira de Meios de Pagamento – VISANET (1) (9) (10) (11)	Services	39.65%	39.71%	39.71%

Financial area - Foreign
Alvorada Nassau (12)	Banking	-	-	100.00%
Banco Bradesco Argentina S.A. (10)	Banking	99.99%	99.99%	99.99%
Banco Bradesco Luxembourg S.A	Banking	100.00%	100.00%	100.00%
BCN Grand Cayman (13)	Banking	- %	100.00%	100.00%
Boavista Grand Cayman	Banking	100.00%	100.00%	100.00%
Boavista Nassau	Banking	100.00%	100.00%	100.00%
Bradesco Grand Cayman (14)	Banking	100.00%	100.00%	100.00%
Bradesco New York	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Mercantil Grand Cayman (13)	Banking	-	100.00%	100.00%

Insurance, Pension Plans and Savings Bonds Area
Atlântica Capitalização S.A.(15) (16)	Savings Bonds	100.00%	99.44%	99.70%
Áurea Seguros S.A. (9) (10) (15) (16)	Insurance	27.50%	27.34%	27.42%
Bradesco Argentina de Seguros S.A.(10) (15) (16)	Insurance	99.77%	99.21%	99.47%
Bradesco Capitalização S.A. (16) (17)	Savings Bonds	100.00%	99.44%	99.33%
Bradesco Saúde S.A. (15) (16)	Insurance	100.00%	99.44%	99.70%
Bradesco Seguros S.A (15) (16)	Insurance	100.00%	99.44%	99.70%
Bradesco Vida e Previdência S.A (15) (16)	Pension Plans/Insurance	100.00%	99.44%	99.69%
Finasa Seguradora S.A. (15) (16)	Insurance	100.00%	99.44%	99.46%
Indiana Seguros S.A (15) (16) (18)	Insurance	40.00%	39.77%	39.88%
Seguradora Brasileira de Crédito à Exportação S.A. (9) (10) (15) (16)	Insurance	12.09%	12.02%	12.05%
Bradesco Auto/RE Companhia de Seguros (16) (19) (20)	Insurance	100.00%	99.44%	91.30%

Other activities
Átria Participações S.A. (15) (16)	Holding Company	100.00%	99.44%	99.70%
Bradescor Corretora de Seguros Ltda. (1)	Insurance Brokerage	99.82%	99.82%	99.99%
Cia. Securitizadora de Créditos Financeiros Rubi (21) (22)	Credit acquisition	100.00%	100.00%	-
Cibrasec - Companhia Brasileira de Securitização (1) (9) (10) (23)	Credit acquisition	9.98%	9.98%	12.50%
CPM Holdings Limited (9) (10)	Holding Company	49.00%	49.00%	49.00%
Nova Paiol Participações S.A. (15) (16)	Holding Company	100.00%	99.44%	99.70%
Scopus Tecnologia S.A. (1)	Information Technology	99.82%	99.82%	100.00%
Serasa S.A. (9) (10)	Services	26.36%	26.36%	26.36%
Smart Club do Brasil Ltda. (24)	Services	-	-	36.36%
União de Comércio e Participações Ltda. (25)	Holding Company	-	-	99.99%
União Participações Ltda. (26)	Holding Company	99.99%	99.99%	99.99%

(1)	Percentage ownership decreased through issuance of new stocks to minority stockholders of Banco Baneb S.A., merged by Banco Alvorada, in December 2004;
(2)	Partially spun off of Banco Baneb S.A. on December 30, 2004, with spun-off portion merged into Bradesco Vida e Previdência S.A. and the remaining portion merged into Banco Alvorada S.A.;
(3)	Percentage of ownership increased through the acquisition of stocks, in August 2004;
(4)	Merged into Bradesco Leasing S.A. Arrendamento Mercantil in September 2004;
(5)	Merged into Banco Baneb S.A. in August 2004;
(6)	Merged into Banco Finasa S.A. in October 2004;
(7)	Formely Bradesco Potenza Leasing S.A. Arrendamento Mercantil;
(8)	Formerly BES – Boavista Espírito Santo DTVM S.A.;
(9)	Proportionally consolidated in accordance with CMN Resolution 2723 and CVM Instruction 247;
(10)	Companies audited by other independent auditors in 2004 and 2005;
(11)

The special purpose entity called Brasilian Merchant Voucher Receivables Limited, operating in the securitization of the future flow of credit card bill receivables from foreign cardholders abroad is being consolidated (Note 18b2);

(12)	This branch ceased activities in July 2004 and its operations were transferred to the Bradesco Branch in Grand Cayman;
(13)	This branch ceased activities in February 2005 and its operations were transferred to the Bradesco Branch in Grand Cayman;
(14)

The special purpose entity called International Diversified Payment Rights Company, operating in the securitization of the future flow of money orders received from abroad is being consolidated (Note 18b2);

(15)	Percentage ownership reduced through incorporation of the minority stockholders’ stocks of União Novo Hamburgo de Seguros S.A. in June 2004;
(16)	Percentage ownership increased through merger of the minority stockholders’ stocks of Bradesco Seguros S.A. its parent company in March 2005;
(17)	Percentage ownership increased through merger of the minority stockholders’ stocks of Bradesco Vida e Previdência S.A. its parent company since May 2004;
(18)	A subsidiary since percentage ownership totals 51% of voting capital;
(19)	Percentage ownership increased through acquisition and incorporation of the minority stockholders’ stocks of União Novo Hamburgo de Seguros S.A in June 2004;
(20)	Formerly União Novo Hamburgo de Seguros S.A.;
(21)	Acquired on June 25, 2004;
(22)	Formerly Cia. Securitizadora de Crédito Financeiro Interatlântico;
(23)	Percentage ownership decreased through sale of stocks, in May 2004;
(24)	Merged into Cia. Brasileira de Meios de Pagamento – Visanet in December 2004;
(25)	On August 31, 2004, União de Comércio e Participações Ltda. was partially spun off, with the spun-off portion merged into Caulim Participações Ltda. The remaining portion was merged into Banco Alvorada S.A. in September 2004; and
(26)	Formerly Caulim Participações Ltda.

3) SIGNIFICANT ACCOUNTING POLICIES

a) Determination of net income

Income and expenses are determined on the accrual basis of accounting. Transactions with prefixed rates are recorded at their redemption amounts and income and expenses for the future period are recorded as a discount to the corresponding asset and liability accounts. Income and expenses of a financial nature are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to cross-border transactions which are calculated on the straight-line method. Post-fixed or foreign-currency-indexed transactions are adjusted to the balance sheet date.

The insurance and coinsurance premiums and income on commissions, net of premiums assigned in coinsurance and reinsurance and corresponding expenses for commission, are appropriated to results upon issuance of the corresponding insurance policies and are deferred for appropriation on a straight-line basis over the terms of the policies, through the recording and reversal of a provision for unearned premiums and deferred selling expenses. The accepted coinsurance and retrocession operations are recorded based on the information received from other companies and the Brazilian Institute of Reinsurers (IRB), respectively.

The revenue from savings bonds plans is recognized at the time it is effectively received. The expenses for placement of bonds, classified as “Selling Expenses”, are recorded as they are incurred. Brokerage expenses are recorded at the time the savings bonds certificate revenues are effectively received.

The supplementary pension plan contributions are recorded in income at the time they are effectively received.

The corresponding expenses for technical reserves for private pension plans and savings bonds are recorded at the same time as revenue therefrom is recognized

b) Interbank investments

Purchase and sale commitments subject to unrestricted movement agreements are adjusted to market value. Other assets are recorded at purchase cost, including accrued income up to the balance sheet date, net of loss accrual, when applicable.

c) Securities

- Trading securities - securities which are acquired for the purpose of being actively and frequently traded are adjusted to market value as a counter-entry to results for the period;

- Securities available for sale - securities which are not specifically intended for trading purposes or as held to maturity, are adjusted to market value as a counter-entry to a specific account in stockholders' equity, at amounts net of tax effects; and

- Securities held to maturity - securities for which there exists intention and financial capacity for maintenance through to maturity are recorded at cost, plus accrued earnings, as a counter-entry to results for the period.

d) Derivative financial instruments (assets and liabilities)

These are classified based on management’s intended use thereof on the date of the operation and whether it was carried out for hedging purposes or not.

The derivative financial instruments which do not comply with the hedging criteria established by BACEN, particularly derivatives used to manage general exposure to risk, are recorded at market values, with the corresponding mark-to-market adjustments taken directly to income for the period.

The derivative financial instruments used for protection against exposure to risk or for changing the characteristics of financial assets and liabilities and which are: (i) significantly correlated in relation to the adjustment of their market value to the market value of the hedged item, at both the start and over the duration of the contract; and (ii) considered to be effective in mitigating the risk associated with the exposure which is to be protected, are classified as hedges in accordance with their specific nature:

- Market risk hedge - the hedged financial assets and liabilities and the corresponding derivative financial instruments are recorded at market value, with corresponding mark-to-market adjustments recorded directly in income for the period; and

- Cash flow hedge - hedged financial assets and liabilities and the corresponding derivative financial instruments are recorded at market value, with corresponding mark-to-market adjustments, net of tax effects, recorded in the stockholders’ equity account. The non-hedged portion is recorded directly in results for the period.

e) Credit and leasing operations, advances on foreign exchange contracts, other receivables and allowance for loan and leasing losses

Credit and leasing operations, advances on foreign exchange contracts and other receivables are classified at their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution 2682, at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) management’s risk level assessment. This assessment, which is carried out on a periodic basis, considers current economic conditions, and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution 2682 is also taken into account for customer risk classification purposes as follows:

Past-Due Period	Customer classification

• From 15 to 30 days	B
• From 31 to 60 days	C
• From 61 to 90 days	D
• From 91 to 120 days	E
• From 121 to 150 days	F
• From 151 to 180 days	G
• More than 180 days	H

The accrual of credit operations past due up to 60 days is recorded in income on credit operations and subsequent to the 61st day, in unearned income.

Past-due operations classified at “H” level remain at this level for six months, subsequent to which time they are written off against the existing allowance and controlled over a five-year period in memorandum accounts and no longer presented in the balance sheet.

Renegotiated operations are maintained with a classification equal to their prior rating. Renegotiated operations, already written off against the allowance and which are recorded in memorandum accounts are classified at “H” level and any gains derived from their renegotiation are recognized as revenue only when they are effectively received.

In the case of mortgage loans, the contractual capitalization period (monthly or quarterly) for income appropriation purposes complies with applicable legislation and end-borrower financings are adjusted to the present value of the installments receivable.

The allowance for loan losses is recorded at an amount considered sufficient to cover estimated losses and considers BACEN requirements and instructions, as well as Management’s appraisal of the related credit risks.

f) Income tax and social contribution (asset and liability)

Deferred income tax and social contribution, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other receivables - Sundry”, and the provision for deferred tax liabilities on excess depreciation and mark-to-market adjustments of securities is recorded in “Other liabilities - Taxes and social security contributions”. Only deferred tax assets which have already acquired tax deductibility rights are recorded on amortization of goodwill.

Deferred tax assets on temporary additions are realized upon use and/or reversal of the corresponding provisions on which they were recorded. Deferred tax assets on tax losses and negative basis of social contribution will be realized as taxable income is generated.

The provision for federal income tax is calculated at the standard rate of 15% of taxable income, plus an additional rate of 10% for income over established limits. The provision for social contribution is recorded at the rate of 9% of pre-tax income. Provisions were recorded for other taxes and social contributions in accordance with specific applicable legislation.

g) Technical reserves relating to insurance, pension plan and savings bonds activities

Provision for unearned premiums

These are recorded based on the retained insurance premiums deferred over the terms of the insurance contracts, in accordance with criteria established by SUSEP and ANS standards.

Reserves for benefits to be granted and benefits granted

Mathematical reserves comprise the amounts of the liabilities assumed under the form of income, pension and savings plans and are calculated based on the financial method determined in the contract, under the responsibility of a legally qualified actuary registered with the Brazilian Institute of Actuaries (IBA). The mathematical reserves comprise the present value of future benefits estimated based on actuarial methods and assumptions. The reserve for benefits to be granted comprises participants whose receipt of benefits has not yet commenced and the reserve for benefits granted comprises participants who are currently receiving benefits.

Savings Bonds – mathematical reserves for redemptions and draws

These were recorded in conformity with the actuarial technical notes approved by SUSEP, based on a variable percentage applicable to the amounts of the savings bonds certificates effectively received and are adjusted for price-level restatement.

Unsettled claims and IBNR

The reserve for unsettled claims is recorded based on the estimated payments of claims incurred, including claims which are under dispute in the courts, net of recoveries and adjusted for price-level restatement up to the balance sheet date. The reserve for claims incurred but not reported (IBNR) is calculated on an actuarial basis to quantify the volume and amount of the claims incurred, but which have not yet been reported to the insurance companies by the policyholders/beneficiaries.

h) Investments

Significant investments in subsidiary and associated companies and jointly controlled investments are recorded on the equity method. The financial statements of the foreign branches and subsidiaries are adjusted to comply with the accounting practices adopted in Brazil, translated into reais and their related effects recognized in income for the period.

The exchange membership certificates of Stock Exchanges, the Chamber of Financial Clearance and Custody of Private Securities (CETIP) and the Mercantile and Futures Exchange (BM&F) were recorded at their unaudited net book values, informed by the corresponding exchanges and fiscal incentives and other investments were recorded at cost, less the provision for loss, when applicable.

i) Property and equipment in use

This is stated at cost, net of the corresponding accumulated depreciation, calculated on the straight-line method at annual rates which take into consideration the economic useful lives of the assets as follows: buildings in use - 4% per annum; furniture and fixtures and machinery and equipment – 10% per annum; data processing systems - 20% to 50% per annum; and transport systems - 20% per annum.

j) Deferred charges

Deferred charges are recorded at cost of acquisition or formation, net of the corresponding accumulated amortization at 20% to 50% per annum, calculated on the straight-line method.

Goodwill on the acquisition of investments in subsidiary companies, based on expected future results, is amortized at rates of 10% to 20% per annum and is presented on a consolidated basis in deferred charges.

k) Deposits and funds obtained in the open market

These are stated at the amount of the liabilities and include related charges up to the balance sheet date, on a daily pro rata basis.

l) Other assets and liabilities

The assets were stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily pro rata basis), and provision for loss, when deemed appropriate. The liabilities include known or estimated amounts, plus related charges and monetary and exchange variations (on a daily pro rata basis).

Bradesco Organization’s policy is not to record the active contingencies while the final decision, when no more appeals are possible, is effectively established.

4) INFORMATION FOR COMPARISON PURPOSES

Reclassifications

In order to facilitate comparison of the financial statements, certain March 31, 2004 account balances were reclassified, aiming the adequacy of accounting procedures/classifications adopted on March 31, 2005.

R$ thousand

STATEMENT OF INCOME	Prior disclosure	Reclassifications	Reclassified balance

Other operating income (expenses)	(1,970,456)	-	(1,970,456)
Income on insurance premiums, private pension plans
and savings bonds (1)	3,269,613	(276,280)	2,993,333
Savings bond draws and redemptions (1)	(808,928)	276,280	(532,648)
Net income	608,713	-	608,713

(1)	Pursuant to SUSEP requirements, VGBL plan redemptions were reclassified from benefits and redemptions for premium refunds.

5) ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT

The following information is presented in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (COSIF).

a) Balance sheet

R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Bradesco

	Local	Foreign	Local	Foreign

ASSETS
Current assets and long-term receivables	128,997,065	20,458,577	41,321,352	35,746	394,200	(4,673,623)	186,533,317
Funds available	2,952,897	89,282	58,241	31,415	12,305	(86,628)	3,057,512
Interbank investments	18,417,967	3,621,862	-	-	-	(426,791)	21,613,038
Securities and derivative financial instruments	17,350,726	10,152,027	38,516,469	2,582	131,336	(1,311,619)	64,841,521
Interbank and interdepartmental accounts	16,383,506	9,737	-	-	-	-	16,393,243
Credit and leasing operations	52,227,144	6,353,289	-	-	-	(2,686,823)	55,893,610
Other receivables and other assets	21,664,825	232,380	2,746,642	1,749	250,559	(161,762)	24,734,393
Permanent assets	13,805,407	355,340	658,606	75	218,271	(10,272,109)	4,765,590
Investments	10,665,789	353,278	329,236	-	32,444	(10,272,109)	1,108,638
Property and equipment in use and leased assets	1,800,457	2,048	274,609	75	98,463	-	2,175,652
Deferred charges	1,339,161	14	54,761	-	87,364	-	1,481,300
Total on March 31, 2005	142,802,472	20,813,917	41,979,958	35,821	612,471	(14,945,732)	191,298,907
Total on December 31, 2004	137,382,475	19,219,221	40,494,410	37,362	593,612	(12,800,612)	184,926,468
Total on March 31, 2004	120,269,064	20,484,590	34,100,223	45,104	1,308,074	(15,236,028)	160,971,027
LIABILITIES
Current and long-term liabilities	126,205,703	14,985,876	37,805,910	24,086	316,994	(4,673,623)	174,664,946
Deposits	68,911,648	2,979,868	-	-	-	(519,613)	71,371,903
Funds obtained in the open market	19,974,275	1,883,838	-	-	-	-	21,858,113
Funds from issuance of securities	3,440,247	3,743,138	-	-	-	(2,148,128)	5,035,257
Interbank and interdepartmental accounts	1,315,643	2,169	-	-	-	-	1,317,812
Borrowings and onlendings	14,234,019	3,232,435	-	-	-	(1,833,062)	15,633,392
Derivative financial instruments	1,484,217	1,215	-	-	-	-	1,485,432
Technical reserves for insurance, private pension plans and savings bonds	-	-	35,305,273	23,086	-	-	35,328,359
Other liabilities
- Subordinated debt	3,165,895	2,951,304	-	-	-	-	6,117,199
- Other	13,679,759	191,909	2,500,637	1,000	316,994	(172,820)	16,517,479
Deferred income	43,821	-	-	-	5	-	43,826
Minority interest and stockholders’ equity in subsidiaries	14,656	5,828,041	4,174,048	11,735	295,472	(10,272,109)	51,843
Stockholders’ equity	16,538,292	-	-	-	-	-	16,538,292
Total on March 31, 2005	142,802,472	20,813,917	41,979,958	35,821	612,471	(14,945,732)	191,298,907
Total on December 31, 2004	137,382,475	19,219,221	40,494,410	37,362	593,612	(12,800,612)	184,926,468
Total on March 31, 2004	120,269,064	20,484,590	34,100,223	45,104	1,308,074	(15,236,028)	160,971,027

b) Statement of income

R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Bradesco

	Local	Foreign	Local	Foreign

Revenues from financial intermediation	5,990,967	366,937	1,787,490	243	1,553	(37,926)	8,109,264
Expenses for financial intermediation	3,667,405	178,239	939,318	-	526	(40,657)	4,744,831
Gross income from financial intermediation	2,323,562	188,698	848,172	243	1,027	2,731	3,364,433
Other operating income (expenses)	(1,391,405)	(16,640)	(382,224)	432	11,946	(2,731)	(1,780,622)
Operating income	932,157	172,058	465,948	675	12,973	-	1,583,811
Non-operating income	(17,675)	788	5,843	(537)	5,731	-	(5,850)
Income before taxes and profit sharing	914,482	172,846	471,791	138	18,704	-	1,577,961
Provision for income tax and social contribution	(318,557)	(1,583)	(45,886)	-	(6,787)	-	(372,813)
Minority interest in subsidiaries	(565)	-	891	-	(49)	-	277
Net Income in 1st quarter of 2005	595,360	171,263	426,796	138	11,868	-	1,205,425
Net income in 4th quarter of 2004	640,473	84,807	314,405	(1,146)	19,214	-	1,057,753
Net income in 1st quarter of 2004	353,744	83,589	164,254	64	7,062	-	608,713

(1)	The financial segment comprises financial institutions and holding companies which are mainly responsible for managing financial resources, as well as credit card administration and asset management companies;
(2)	Asset and liability and income and expense account balances are eliminated among companies from the same segment;
(3)	The Insurance Group segment comprises insurance, private pension plan and savings bonds companies; and
(4)	Amounts eliminated between companies from different segments.

6) BALANCE SHEET BY CURRENCY AND EXCHANGE EXPOSURE

On March 31 - R$ thousand

		Currency

	Balance Sheet	Local	Foreign (1) (2)

ASSETS
Current assets and long-term receivables	186,533,317	158,851,917	27,681,400
Funds available	3,057,512	2,507,786	549,726
Interbank investments	21,613,038	17,931,638	3,681,400
Securities and derivative financial instruments	64,841,521	55,896,238	8,945,283
Interbank and interdepartmental accounts	16,393,243	16,383,506	9,737
Credit and leasing operations	55,893,610	49,291,260	6,602,350
Other receivables and other assets	24,734,393	16,841,489	7,892,904

Permanent assets	4,765,590	4,340,061	425,529
Investments	1,108,638	685,246	423,392
Property and equipment in use and leased assets	2,175,652	2,173,529	2,123
Deferred charges	1,481,300	1,481,286	14

Total	191,298,907	163,191,978	28,106,929

LIABILITIES
Current and long-term liabilities	174,664,946	151,799,103	22,865,843
Deposits	71,371,903	68,852,860	2,519,043
Funds obtained in the open market	21,858,113	19,974,275	1,883,838
Funds from issuance of securities	5,035,257	195,923	4,839,334
Interbank and interdepartmental accounts	1,317,812	473,360	844,452
Borrowings and onlendings	15,633,392	7,788,464	7,844,928
Derivative financial instruments	1,485,432	1,484,217	1,215
Technical reserves for insurance, private pension plans and savings bonds	35,328,359	35,328,359	-
Other liabilities
- Subordinated debt	6,117,199	3,165,895	2,951,304
- Other	16,517,479	14,535,750	1,981,729

Deferred income	43,826	43,826	-

Minority interest in subsidiaries	51,843	51,843	-

Stockholders’ equity	16,538,292	16,538,292	-

Total	191,298,907	168,433,064	22,865,843

Net position of assets and liabilities			5,241,086

Net position of derivatives (2)			(8,592,693)
Other memorandum accounts, net (3)			(375,743)

Net exchange position (liability)			(3,727,350)

(1)	Amounts expressed and/or indexed mainly in USD;
(2)	Excluding derivative operations maturing in D +1, to be settled in currency at March 31, 2005; and
(3)	Leasing commitments and others controlled in memorandum accounts.

7) BALANCE SHEET BY MATURITY

R$ thousand

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Indeterminate	Total

ASSETS
Current assets and long-term receivables	108,565,674	22,213,659	15,457,078	40,296,906	-	186,533,317
Funds available	3,057,512	-	-	-	-	3,057,512
Interbank investments	18,691,676	1,585,828	631,382	704,152	-	21,613,038
Securities and derivative financial instruments (1)	46,750,261	504,983	3,998,129	13,588,148	-	64,841,521
Interbank and interdepartmental accounts	16,158,365	2,986	3,636	228,256	-	16,393,243
Credit and leasing operations	9,573,720	19,239,778	9,003,052	18,077,060	-	55,893,610
Other receivables and other assets	14,334,140	880,084	1,820,879	7,699,290	-	24,734,393
Permanent assets	55,532	277,663	333,197	2,431,771	1,667,427	4,765,590
Investments	-	-	-	-	1,108,638	1,108,638
Property and equipment in use and leased assets	19,806	99,034	118,841	1,379,182	558,789	2,175,652
Deferred charges	35,726	178,629	214,356	1,052,589	-	1,481,300
Total on March 31, 2005	108,621,206	22,491,322	15,790,275	42,728,677	1,667,427	191,298,907
Total on December 31, 2004	100,319,048	21,223,248	19,209,732	42,501,418	1,673,022	184,926,468
Total in March 31, 2004	94,168,881	16,711,878	10,084,024	38,541,796	1,464,448	160,971,027

LIABILITIES
Current and long-term liabilities	99,365,937	16,130,109	7,771,444	51,397,456	-	174,664,946
Deposits (2)	41,403,043	8,218,715	3,411,534	18,338,611	-	71,371,903
Funds obtained in the open market	19,671,962	53,428	129,392	2,003,331	-	21,858,113
Funds from issuance of securities	219,213	1,458,259	200,979	3,156,806	-	5,035,257
Interbank and interdepartmental accounts	1,317,812	-	-	-	-	1,317,812
Borrowings and onlendings	2,151,525	4,596,555	2,842,250	6,043,062	-	15,633,392
Derivative financial instruments	1,450,478	23,413	9,526	2,015	-	1,485,432
Technical reserves for insurance, private pension plans and savings bonds (2)	21,835,463	1,229,440	685,619	11,577,837	-	35,328,359
Other liabilities:
- Subordinated debt	108,081	26,418	-	5,982,700	-	6,117,199
- Other	11,208,360	523,881	492,144	4,293,094	-	16,517,479
Deferred income	43,826	-	-	-	-	43,826
Minority interest in subsidiaries	-	-	-	-	51,843	51,843
Stockholders’ equity	-	-	-	-	16,538,292	16,538,292
Total on March 31, 2005	99,409,763	16,130,109	7,771,444	51,397,456	16,590,135	191,298,907
Total on December 31, 2004	97,190,949	16,058,464	8,252,871	48,138,948	15,285,236	184,926,468
Total on March 31, 2004	84,397,690	11,233,648	8,344,486	43,302,929	13,692,274	160,971,027

Accumulated net assets on March 31, 2005	9,211,443	15,572,656	23,591,487	14,922,708	-	-
Accumulated net assets on December 31, 2004	3,128,099	8,292,883	19,249,744	13,612,214	-	-
Accumulated net assets on March 31, 2004	9,771,191	15,249,421	16,988,959	12,227,826	-	-
(1)	Investment fund applications are classified as up to 30 days; and
(2)	Demand and savings account deposits and technical reserves for insurance, private pension plans and savings bonds comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

8) FUNDS AVAILABLE

a) Funds available

R$ thousand

	March 31, 2005	December31, 2004	March 31, 2004

Local currency	2,507,747	2,223,561	1,756,935
Foreign currency	549,726	415,659	527,937
Investments in gold	39	40	69
Total	3,057,512	2,639,260	2,284,941

b) Statement of cash flows

We present below the statement of cash flows prepared based on the indirect method. The information is presented in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (COSIF).

R$ thousand

		1st quarter of	4th quarter of	1st quarter of
		2005	2004	2004

OPERATING ACTIVITIES
NET INCOME		1,205,425	1,057,753	608,713
ADJUSTMENTS TO RECONCILE NET INCOME TO NET FUNDS FROM (USED IN) OPERATING ACTIVITIES:
Allowance for loan losses		634,597	488,732	560,994
(Reversal of) provision for losses on interbank investments securities and investments		7,432	(2,970)	(3,806)
Variation, price-level restatement and interest on technical reserves of insurance, private pension plans and savings bonds		1,357,469	2,238,979	1,529,824
Depreciation and amortization		115,535	119,990	123,270
Amortization of goodwill (Notes 30 and 31)		96,114	211,935	86,543
Equity in the earnings of subsidiary and associated companies		5,641	(44,797)	41
Other		30,613	(4,599)	27,645
CHANGE IN ASSETS AND LIABILITIES:
Decrease (increase) in interbank investments		727,944	2,778,701	12,491,413
Decrease (increase) in securities and derivative financial instruments		(1,108,078)	(4,401,400)	940,852
Decrease (increase) in interbank accounts		(246,351)	453,218	(332,746)
Decrease (increase) in interdepartmental accounts		(534,646)	280,475	(312,557)
Decrease (increase) in credit operations		(2,488,012)	(3,398,123)	(732,945)
Decrease (increase) in leasing operations		(113,226)	(209,373)	46,781
Decrease (increase) in insurance premiums receivable		1,184	(26,414)	53,751
Decrease (increase) in other receivables		(1,774,636)	1,083,229	1,152,134
Decrease (increase) in other assets		(73,353)	(96,726)	(15,125)
Amounts written off against the allowance for loan losses		(478,788)	(524,553)	(504,829)
Increase (decrease) in technical reserves for insurance, private pension plans and savings bonds		302,236	(155,306)	8,031
Increase (decrease) in other liabilities		1,346,729	(824,174)	(37,641)
Increase (decrease) in deferred income		(774)	568	(4,520)
Adjustment to the market value – securities available for sale		(222,311)	(180,548)	(160,933)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		(1,209,256)	(1,155,403)	15,524,890
INVESTMENT ACTIVITIES
Decrease (increase) in compulsory deposits - Brazilian Central Bank		20,418	(1,451,817)	1,158,712
Sale of non-operating assets		30,844	49,515	66,142
Sale of investments		20,045	1,739	12,754
Sale of property and equipment in use and leased assets		76,410	25,469	28,606
Decrease in deferred charges		-	16,196	25,790
Acquisition of non-operating assets		(28,327)	(31,396)	(26,554)
Acquisition of investments		(74,921)	(75,464)	(14,732)
Acquisition of property and equipment in use and leased assets		(66,182)	(118,621)	(190,069)
Deferred charges		(54,501)	(47,061)	(535,853)
Interest attributed to own capital / dividends received		30,288	6,384	13,135

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES		(45,926)	(1,625,056)	537,931
FINANCING ACTIVITIES
Increase (decrease) in deposits		2,728,576	3,856,518	1,161,842
Increase (decrease) in funds obtained in the open market		(1,028,290)	1,335,290	(17,708,869)
Increase (decrease) in funds from issuance of securities		(22,235)	(1,058,429)	(285,324)
Increase (decrease) in borrowings and onlendings		(325,981)	(755,839)	1,021,309
Capital increase through subscription		700,000	-	-
Stock premium		24,250	-	-
Interest attributed to own capital dividends paid and/or accrued		(366,231)	(340,474)	(326,088)
Acquisition of own stocks		(29,764)	-	(44,064)
Variation in minority interest		(6,891)	(3,376)	(45,112)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		1,673,434	3,033,690	(16,226,306)
(DECREASE) INCREASE IN FUNDS AVAILABLE, NET		418,252	253,231	(163,485)

	At the beginning of the period	2,639,260	2,386,029	2,448,426
CHANGE IN FUNDS AVAILABLE, NET	At the end of the period	3,057,512	2,639,260	2,284,941

	Increase/(decrease) in funds available, net	418,252	253,231	(163,485)

9) INTERBANK INVESTMENTS

a) Maturities:

R$ thousand
					Total

		From 31 to
	Up to 30	180	From 181 to	More than	March 31,	December 31,	March 31,
	days	days	360 days	360 days	2005	2004	2004

Funds obtained in the open market
Own portfolio position	780,438	639,730	-	-	1,420,168	1,039,357	1,325,356
• Financial Treasury Notes	31,812	639,730	-	-	671,542	61,076	101,909
• Federal Treasury Notes	546,419	-	-	-	546,419	813,227	1,198,446
• National Treasury Bonds	106,048	-	-	-	106,048	165,054	25,001
• Other	96,159	-	-	-	96,159	-	-
Third-party portfolio position	14,106,982	374,250	-	-	14,481,232	14,627,721	12,478,190
• Financial Treasury Notes	10,106,040	-	-	-	10,106,040	11,087,834	5,420,100
• National Treasury Bonds	3,986,990	374,250	-	-	4,361,240	3,539,887	7,058,090
• Other	13,952	-	-	-	13,952	-	-
Subtotal	14,887,420	1,013,980	-	-	15,901,400	15,667,078	13,803,546
Interbank deposits
• Interbank deposits	3,804,285	573,231	634,814	708,011	5,720,341	6,682,608	5,429,044
• Provision for losses	(29)	(1,383)	(3,432)	(3,859)	(8,703)	(2,965)	-
Subtotal	3,804,256	571,848	631,382	704,152	5,711,638	6,679,643	5,429,044
Total on March 31,2005	18,691,676	1,585,828	631,382	704,152	21,613,038
%	86.5	7.3	2.9	3.3	100.0
Total on December 31, 2004	20,548,403	483,055	555,635	759,628		22,346,721
%	92.0	2.1	2.5	3.4		100.0
Total on March 31, 2004	17,747,210	807,789	205,499	472,092			19,232,590
%	92.3	4.2	1.1	2.4			100.00

b) Income from interbank investments

Classified in the statement of income as income on securities’ transactions:

R$ thousand

	1st Quarter of 2005	4th Quarter of 2004	1st Quarter of 2004

Income on investments in purchase and sale
commitments:
Own portfolio position	27,544	55,958	161,727
Third-party portfolio position	613,939	532,888	648,696
Subtotal	641,483	588,846	810,423

Income from Interbank deposits:	96,370	91,206	55,738

Total (Note 10e)	737,853	680,052	866,161

10) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

a) Summary of the consolidated classification of securities by business segment and issuer:

R$ thousands

	Financial	Insurance/Savings bonds	Private pension plans	Others activities	March 31, 2005%		December 31, 2004%		March 31, 2004%

Trading Securities	11,967,431	5,750,795	20,447,025	102,092	38,267,343	68.3	32,322,274	61.9	30,993,354	68.8
- Government securities	8,077,974	5,011,453	8,171,937	73,308	21,334,672	38.1	17,614,440	33.7	18,802,016	41.7
- Corporate bonds	2,304,789	739,342	419,404	28,768	3,492,303	6.2	4,133,295	7.9	2,552,002	5.7
- Derivative financial instruments (private) (8)	1,584,668	-	-	16	1,584,684	2.8	397,956	0.8	524,501	1.2
- PGBL/VGBL	-	-	11,855,684	-	11,855,684	21.2	10,176,583	19.5	9,114,835	20.2
Securities available for sale	11,028,539	1,053,549	1,158,986	15,799	13,256,873	23.7	15,425,964	29.6	9,024,747	20.0
- Government securities	8,851,696	555,951	13,624	-	9,421,271	16.9	11,654,380	22.3	6,068,730	13.5
- Corporate bonds	2,176,843	497,598	1,145,362	15,799	3,835,602	6.8	3,771,584	7.3	2,956,017	6.5
Securities held to maturity	1,323,241	-	3,182,867	-	4,506,108	8.0	4,439,870	8.5	5,025,309	11.2
- Government securities	1,270,526	-	3,182,867	-	4,453,393	7.9	4,387,334	8.4	5,023,762	11.2
- Corporate bonds	52,715	-	-	-	52,715	0.1	52,536	0.1	1,547	-

Subtotal	24,319,211	6,804,344	24,788,878	117,891	56,030,324	100.0	52,188,108	100.0	45,043,410	100.0

Purchase and Sale commitments (3)	1,885,628	700,569	6,225,000	-	8,811,197	-	10,233,550	-	8,107,944	-

Total	26,204,839	7,504,913	31,013,878	117,891	64,841,521	-	62,421,658	-	53,151,354	-

- Government securities	18,200,196	5,567,404	11,368,428	73,308	35,209,336	62.8	33,656,154	64.5	29,894,508	66.4
- Corporate bonds	6,119,015	1,236,940	1,564,766	44,583	8,965,304	16.0	8,355,371	16.0	6,034,067	13.4
- PGBL/VGBL	-	-	11,855,684	-	11,855,684	21.2	10,176,583	19.5	9,114,835	20.2
Subtotal	24,319,211	6,804,344	24,788,878	117,891	56,030,324	100.0	52,188,108	100.0	45,043,410	100.0
-Purchase and sale commitments (3)	1,885,628	700,569	6,225,000	-	8,811,197	-	10,233,550	-	8,107,944	-
Total	26,204,839	7,504,913	31,013,878	117,891	64,841,521		62,421,658		53,151,354	-

b) Consolidated portfolio composition by issuer:

R$ thousand

SECURITIES (1)	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/ book value (4) (5) and (6)	Restated cost value	Mark-to market

GOVERNMENT SECURITIES	2,111,034	963,602	7,017,940	25,116,760	35,209,336	35,323,540	(114,204)
Financial Treasury Notes	133,342	615,510	713,300	7,009,628	8,471,780	8,481,107	(9,327)
National Treasury Bonds	1,558,157	156,953	5,052,972	3,319,605	10,087,687	10,119,380	(31,693)
Federal Treasury Notes	5,183	60,259	1,201,572	7,880,056	9,147,070	9,148,300	(1,230)
Brazilian foreign debt notes	218,252	57,123	-	6,655,579	6,930,954	6,972,801	(41,847)
Privatization currencies	-	4,445	-	246,100	250,545	275,497	(24,952)
Foreign government securities	194,073	69,301	70	5,729	269,173	270,590	(1,417)
Central Bank Notes	-	-	50,026	-	50,026	53,715	(3,689)
Other	2,027	11	-	63	2,101	2,150	(49)

CORPORATE BONDS	3,214,232	647,794	678,791	4,424,487	8,965,304	8,496,306	468,998
Certificates of Bank Deposit	83,465	328,680	436,557	1,149,823	1,998,525	1,998,525	-
Stocks	1,566,542	-	-	-	1,566,542	1,086,316	480,226
Debentures	73,084	66,865	3,359	1,473,406	1,616,714	1,648,163	(31,449)
Foreign securities	21,248	79,282	52,396	1,415,069	1,567,995	1,543,450	24,545
Derivative financial instruments	1,346,163	28,718	130,718	79,085	1,584,684	1,582,386	2,298
Other	123,730	144,249	55,761	307,104	630,844	637,466	(6,622)

PGBL/VGBL	1,056,922	1,488,140	3,398,228	5,912,394	11,855,684	11,855,684	-

Subtotal	6,382,188	3,099,536	11,094,959	35,453,641	56,030,324	55,675,530	354,794

Purchase and sale commitments (3)	109,189	1,292,174	1,391,158	6,018,676	8,811,197	8,811,197	-

Total on March 31, 2005	6,491,377	4,391,710	12,486,117	41,472,317	64,841,521	64,486,727	354,794

Total on December 31, 2004	5,548,075	4,618,056	14,810,352	37,445,175	62,421,658	61,691,312	730,346

Total on March 31, 2004	5,982,352	9,053,173	6,153,858	31,961,971	53,151,354	52,632,672	518,682

c) Consolidated classification by category, days to maturity and business segment:

R$ thousand

SECURITIES (1)	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/ book value (4) (5) and (6)	Restated cost value	Mark-to market

I. TRADING SECURITIES	4,769,729	2,859,186	8,248,235	22,390,193	38,267,343	38,290,722	(23,379)

- FINANCIAL (2)	2,027,847	535,093	2,182,982	7,221,509	11,967,431	11,991,859	(24,428)

National Treasury Bonds	250,681	80,013	1,520,332	2,873,981	4,725,007	4,740,206	(15,199)
Financial Treasury Notes	7,738	51,735	441,871	1,829,179	2,330,523	2,336,605	(6,082)
Certificates of Bank Deposit	16,751	115,518	37,446	550,099	719,814	719,814	-
Derivative financial instruments (8)	1,346,147	28,718	130,718	79,085	1,584,668	1,582,370	2,298
Debentures	6,502	-	2,995	966,994	976,491	976,491	-
Brazilian foreign debt notes	7,335	29,928	-	374,793	412,056	410,369	1,687
Federal Treasury Notes	5,183	-	-	339,594	344,777	344,755	22
Foreign securities	675	74,126	48,205	206,329	329,335	335,072	(5,737)
Foreign government securities	194,073	69,301	70	822	264,266	265,683	(1,417)
Stocks	142,964	-	-	-	142,964	142,964	-
Central Bank Notes	-	-	1,345	-	1,345	1,345	-
Other	49,798	85,754	-	633	136,185	136,185	-

- INSURANCE AND SAVINGS BONDS	987,417	346,531	538,515	3,878,332	5,750,795	5,750,787	8

Financial Treasury Notes	4,957	213,532	174,584	3,685,404	4,078,477	4,078,469	8
National Treasury Bonds	812,249	10,005	88,350	22,367	932,971	932,971	-
Certificates of Bank Deposit	8,583	119,172	275,257	70,937	473,949	473,949	-
Stocks	130,360	-	-	-	130,360	130,360	-
Debentures	3	-	319	99,624	99,946	99,946	-
Foreign securities	-	1,894	-	-	1,894	1,894	-
Central Bank Notes	-	-	5	-	5	5	-
Other	31,265	1,928	-	-	33,193	33,193	-

- PRIVATE PENSION PLAN	1,703,098	1,964,341	5,518,114	11,261,472	20,447,025	20,445,106	1,919

Financial Treasury Notes	104,137	293,271	375	780,032	1,177,815	1,175,896	1,919
Federal Treasury Notes	-	60,259	1,043,095	3,889,706	4,993,060	4,993,060	-
Certificates of Bank Deposit	17,516	86,257	119,033	4,949	227,755	227,755	-
National Treasury Bonds	477,318	32,137	957,261	379,932	1,846,648	1,846,648	-
Stocks	35,552	-	-	-	35,552	35,552	-
Privatization currencies	-	-	-	154,335	154,335	154,335	-
Debentures	1	-	43	1,372	1,416	1,416	-
Central Bank Notes	-	-	79	-	79	79	-
PGBL/VGBL	1,056,922	1,488,140	3,398,228	5,912,394	11,855,684	11,855,684	-
Other	11,652	4,277	-	138,752	154,681	154,681	-

- OTHER ACTIVITIES	51,367	13,221	8,624	28,880	102,092	102,970	(878)

Financial Treasury Notes	15,386	4,422	4,893	26,153	50,854	50,854	-
Certificates of Bank Deposit	4,251	2,018	3,448	1,716	11,433	11,433	-
National Treasury Bonds	15,510	6,635	281	28	22,454	22,454	-
Derivative Financial Instruments (8)	16	-	-	-	16	16	-
Debentures	-	-	2	983	985	985	-
Other	16,204	146	-	-	16,350	17,228	(878)

II. SECURITIES AVAILABLE FOR SALE	1,575,868	239,657	2,784,829	8,656,519	13,256,873	12,878,700	378,173

- FINANCIAL (2)	390,529	178,516	2,591,106	7,868,388	11,028,539	11,186,703	(158,164)

National Treasury Bonds	2,399	28,163	2,486,748	43,297	2,560,607	2,577,101	(16,494)
Brazilian foreign debt notes	176,051	27,195	-	5,045,126	5,248,372	5,291,906	(43,534)
Foreign securities	18,848	-	-	1,162,634	1,181,482	1,151,200	30,282
Federal Treasury Notes	-	-	-	525,593	525,593	526,486	(893)
Financial Treasury Notes	-	-	-	370,216	370,216	375,956	(5,740)
Certificates of Bank Deposit	24,735	-	-	381,518	406,253	406,253	-
Debentures	66,546	66,558	-	80,457	213,561	244,863	(31,302)
Stocks	85,112	-	-	-	85,112	141,161	(56,049)
Privatization currencies	-	4,445	-	91,765	96,210	121,162	(24,952)
Central Bank Notes	-	-	48,597	-	48,597	52,286	(3,689)
Other	16,838	52,155	55,761	167,782	292,536	298,329	(5,793)

- INSURANCE AND SAVINGS BONDS	491,042	60,230	192,350	309,927	1,053,549	837,650	215,899

Financial Treasury Notes	1,124	52,550	91,577	305,020	450,271	449,442	829
Stocks	489,610	-	-	-	489,610	274,181	215,429
Debentures	24	51	-	-	75	75	-
Certificates of Bank Deposit	284	5,060	-	-	5,344	5,344	-
Foreign Government Securities	-	-	-	4,907	4,907	4,907	-
Foreign securities	-	2,569	-	-	2,569	2,569	-
Federal Treasury Notes	-	-	100,773	-	100,773	101,132	(359)

- PRIVATE PENSION PLANS	682,934	256	-	475,796	1,158,986	838,548	320,438

Stocks	682,926	-	-	-	682,926	362,080	320,846
Debentures	8	256	-	323,976	324,240	324,387	(147)
Financial Treasury Notes	-	-	-	13,624	13,624	13,885	(261)
Certificates of Bank Deposit	-	-	-	138,196	138,196	138,196	-

- OTHER ACTIVITIES	11,363	655	1,373	2,408	15,799	15,799	-

Certificates of Bank Deposit	11,345	655	1,373	2,408	15,781	15,781	-
Stocks	18	-	-	-	18	18	-

III . SECURITIES HELD TO MATURITY (7)	36,591	693	61,895	4,406,929	4,506,108	4,506,108	-

- FINANCIAL	36,591	693	4,191	1,281,766	1,323,241	1,323,241	-

Brazilian foreign debt notes	34,866	-	-	1,235,660	1,270,526	1,270,526	-
Foreign securities	1,725	693	4,191	46,106	52,715	52,715	-

Private pension plans	-	-	57,704	3,125,163	3,182,867	3,182,867	-

Federal Treasury Notes	-	-	57,704	3,125,163	3,182,867	3,182,867	-

Subtotal	6,382,188	3,099,536	11,094,959	35,453,641	56,030,324	55,675,530	354,794

IV PURCHASE AND SALE COMMITMENTS	109,189	1,292,174	1,391,158	6,018,676	8,811,197	8,811,197	-

Total on March 31, 2005	6,491,377	4,391,710	12,486,117	41,472,317	64,841,521	64,486,727	354,794

Total on December 31, 2004	5,548,075	4,618,056	14,810,352	37,445,175	62,421,658	61,691,312	730,346

Total on March 31, 2004	5,982,352	9,053,173	6,153,858	31,961,971	53,151,354	52,632,672	518,682

DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)
Total on March 31, 2005	(1,450,477)	(23,413)	(9,527)	(2,015)	(1,485,432)	(1,491,308)	5,876

Total on December 31, 2004	(137,729)	(24,367)	(3,334)	(8,217)	(173,647)	(176,388)	2,741

Total on March 31, 2004	(308,401)	(6,565)	(1,877)	(22,952)	(339,795)	(320,953)	(18,842)
(1)	Investments in fund quotas were distributed based on the securities comprising their portfolios, maintaining the fund category classification;
(2)

Reclassifications on December 31, 2004, in compliance with BACEN Circular 3068:
• In BEM – Distribuidora de Títulos e Valores Mobiliários Ltda., securities comprising mainly investment funds in the amount of R$ 3,008 thousand which were classified as securities held to maturity, were reclassified. An amount of R$ 3,006 thousand as trading securities and R$ 2 thousand as securities available for sale with no effects on income and stockholders’ equity;
• In Banco Mercantil de São Paulo, trading securities in the amount of R$ 51,738 thousand, mainly comprising privatization currencies were reclassified to securities available for sale, with no effect on income or stockholders’ equity;

(3)

Investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies, included in the consolidated financial statements;

(4)	The number of days to maturity was based on the maturity of the securities, regardless of accounting classification;
(5)

This column reflects book value subsequent to mark-to-market, except for securities held to maturity, whose market value is higher than book value by an amount of R$ 786,677 thousand December 31, 2004 – R$ 912,313 thousand - March 31, 2004 – R$ 802,232 thousand);

(6)

The market value of securities is determined based on the market price available on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics;

(7)

In compliance with the provisions of Article 8 of BACEN Circular 3,068, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the ‘securities held to maturity’ category. This financial capacity is evidenced in Note 7, which presents the maturities of asset and liability operations at the base date of March 31, 2005;and

(8)	In order to compare with the criteria adopted by the BACEN Circular 3,068 and by securities characteristic, we are placing the derivative financial instruments into “Trading Securities”.

d) Composition of the portfolios by account:

R$ thousand

	Up to 30 days	From 31 to 180 days	From 181 to 360 day	More than 360 days	Total

Own portfolio	5,001,028	4,323,701	8,640,920	35,252,741	53,218,390
Fixed income securities	3,434,486	4,323,701	8,640,920	35,252,741	51,651,848
Financial Treasury Notes	128,977	610,972	577,823	6,615,702	7,933,474
• Purchase and sale commitments (1)	109,189	1,292,174	1,391,158	6,018,676	8,811,197
• Federal Treasury Notes	5,183	60,259	1,201,572	7,353,100	8,620,114
• Brazilian foreign debt notes	154,192	57,123	-	4,681,303	4,892,618
• Certificates of Bank Deposit	83,465	328,680	436,557	846,055	1,694,757
• National Treasury Bonds	1,482,396	122,200	1,514,508	470,487	3,589,591
• Foreign securities	21,248	79,282	52,396	1,415,069	1,567,995
• Debentures	73,084	66,865	3,359	1,473,406	1,616,714
• Central Bank Notes	-	-	9,488	-	9,488
• Foreign government securities	194,073	69,301	70	5,047	268,491
• Privatization currencies	-	4,445	-	154,335	158,780
• PGBL/VGBL	1,056,922	1,488,140	3,398,228	5,912,394	11,855,684
• Other	125,757	144,260	55,761	307,167	632,945

Equity securities	1,566,542	-	-	-	1,566,542
Stocks of listed companies (technical reserve)	689,425	-	-	-	689,425
Stocks of listed companies (other)	877,117	-	-	-	877,117

Subject to commitments	144,186	39,291	3,714,479	6,140,491	10,038,447
Repurchase agreement	139,821	12,421	1,308,489	2,582,118	4,042,849
• National Treasury Bonds	75,761	11,493	1,274,325	303,658	1,665,237
• Brazilian foreign debt notes	64,060	-	-	1,974,276	2,038,336
• Certificates of Bank Deposit	-	-	-	303,768	303,768
• National Treasury Bonds	-	928	34,164	416	35,508

Central Bank Notes	375	1,898	1,488,920	2,460,950	3,952,143
• National Treasury Bonds	-	-	1,446,105	2,290,388	3,736,493
• Federal Treasury Notes	-	-	-	159,052	159,052
• Financial Treasury Notes	375	1,898	3,388	11,510	17,171
• Central Bank Notes	-	-	39,427	-	39,427

Privatization currencies	-	-	-	91,765	91,765
Collateral provided	3,990	24,972	917,070	1,005,658	1,951,690
• National Treasury Bonds	-	23,260	818,034	255,072	1,096,366
• Financial Treasury Notes	3,990	1,712	97,925	382,000	485,627
• Federal Treasury Notes	-	-	-	367,904	367,904
• Central Bank Notes	-	-	1,111	-	1,111
• Foreign government securities	-	-	-	682	682

Derivative financial instruments	1,346,163	28,718	130,718	79,085	1,584,684
Total on March 31, 2005	6,491,377	4,391,710	12,486,117	41,472,317	64,841,521

%	10.0	6.8	19.2	64.0	100.0
Total on December 31, 2004	5,548,075	4,618,056	14,810,352	37,445,175	62,421,658
%	8.9	7.4	23.7	60.0	100.00
Total on March 31, 2004	5,982,352	9,053,173	6,153,858	31,961,971	53,151,354
%	11.3	17.0	11.5	60.2	100.00
(1)

Investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies, included in the consolidated financial statements.

Other investments in fund quotas were distributed based on the securities comprising their portfolios.

The number of days to maturity was based on the maturity of the securities, regardless of accounting classification.

e) Income on securities’ transactions, financial income on insurance, private pension plans and savings bonds and derivative financial instruments.

R$ thousand

	1st quarter of 2005	4th quarter of 2004	1st quarter of 2004

Fixed income securities (1)	987,941	866,941	755,442
Interbank investments (Note 9b)	737,853	680,052	866,161
Allocation of exchange variation of foreign branches and subsidiaries	(64,858)	(765,605)	57,489
Equity securities	(5,733)	(22,897)	1,446
Subtotal	1,655,203	758,491	1,680,538
Financial income on insurance, private pension plans and savings bonds:	1,769,232	1,379,157	1,245,029
Transactions with derivatives (Note 33c - V)	365,161	529,925	195,557
Total	3,789,596	2,667,573	3,121,124
(1)	Includes foreign securities.

11) INTERBANK ACCOUNTS - RESTRICTED DEPOSITS

a) Restricted deposits

				R$ thousand

	Remuneration	March 31, 2005	December 31,	March 31, 2004
			2004

Compulsory deposits - demand deposits	1	4,789,323	5,051,726	3,450,480
Compulsory deposits - savings account deposits	2	4,892,733	4,896,398	4,369,224
Additional compulsory deposits	3	5,993,681	5,748,030	4,602,009
Restricted deposits - National Housing System (SFH)	4	257,200	335,320	318,107
Funds from agricultural loans	4	578	578	578
Total		15,933,515	16,032,052	12,740,398
(1)	Without remuneration;
(2)	Remunerated at the same rate as savings account deposits;
(3)	SELIC rate; and
(4)	Reference rate (TR).

b) Compulsory deposits – income on restricted deposits

		R$ thousand

	1st quarter of	4th quarter of	1st quarter of
	2005	2004	2004

Restricted deposits - BACEN (compulsory deposits)	344,310	309,675	275,835
Restricted deposits - National Housing System (SFH)	7,580	8,458	13,602
Total	351,890	318,133	289,437

12) CREDIT OPERATIONS

The information relating to credit operations including advances on foreign exchange contracts, leasing operations and other receivables is presented as follows:

a) By type and maturity;
b) By type and risk level;
c) Concentration of credit operations;
d) By economic activity sector;
e) Composition of credit operations and allowance for loan losses;
f) Movement of the allowance for loan losses;
g) Recovery and renegotiation; and
h) Income on credit operations.

a) By type and maturity

R$ thousand
											R$ thousand

						Normal course

	Up to 30	From 31 to	From 61 to	From 91 to	From 181 to	More than	Total on March		Total on		Total on March
	days	60	90	180	360	360 days	31, 2005 (A)%		December 31,	%	31, 2004 (A)%
		days	days	days	days				2004 (A)

Discount of trade receivables and other loans	6,601,303	3,939,075	3,884,032	3,768,613	3,650,179	5,274,650	27,117,852	38.3	25,800,952	38.4	22,297,958	39.0
Financings	1,852,059	1,593,495	1,468,762	2,968,407	4,276,504	8,986,031	21,145,258	29.9	20,438,754	30.4	16,102,153	28.2
Rural and
agribusiness loans	404,020	254,800	425,351	645,452	602,040	3,505,893	5,837,556	8.3	6,007,685	8.9	4,433,905	7.8

Subtotal	8,857,382	5,787,370	5,778,145	7,382,472	8,528,723	17,766,574	54,100,666	76.5	52,247,391	77.7	42,834,016	75.0
Leasing
operations	145,093	89,924	81,382	238,455	455,444	699,940	1,710,238	2.4	1,595,449	2.4	1,205,252	2.1
Advances on
foreign
exchange
contracts (1)	1,391,415	974,412	772,344	1,315,366	760,222	-	5,213,759	7.4	4,717,791	7.0	6,040,892	10.6

Subtotal	10,393,890	6,851,706	6,631,871	8,936,293	9,744,389	18,466,514	61,024,663	86.3	58,560,631	87.1	50,080,160	87.7
Other receivables
(2)	169,618	124,398	29,802	41,215	29,542	214,588	609,163	0.9	524,463	0.8	639,782	1.1
Total credit
operations (3)	10,563,508	6,976,104	6,661,673	8,977,508	9,773,931	18,681,102	61,633,826	87.2	59,085,094	87.9	50,719,942	88.8
Sureties and
guarantees (4)	549,629	432,827	442,796	459,838	1,174,592	6,025,205	9,084,887	12.8	8,099,864	12.1	6,479,929	11.2
Total on March 31,
2005	11,113,137	7,408,931	7,104,469	9,437,346	10,948,523	24,706,307	70,718,713	100.0
Total on December 31,									67,184,958	100.0
2004	10,176,729	7,714,869	5,732,136	9,760,931	9,669,431	24,130,862
Total on March 31,
2004	10,297,275	6,135,665	5,576,290	7,407,155	6,852,686	20,930,800					57,199,871	100.0

								R$ thousand

	Abnormal course

	Past due installments

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 720 days	Total on March 31, 2005 (B)%		Total on December 31, 2004 (B)%		Total on March 31, 2004 (B)%

Discount of trade receivables and other loans	257,607	213,344	192,415	382,287	384,714	1,430,367	73.7	1,224,316	71.6	1,388,299	73.2
Financings	101,720	70,853	30,782	54,361	83,724	341,440	17.6	312,218	18.3	349,517	18.4
Rural and agribusiness loans	5,868	2,502	763	14,063	24,202	47,398	2.4	54,755	3.2	49,458	2.6
Subtotal	365,195	286,699	223,960	450,711	492,640	1,819,205	93.7	1,591,289	93.1	1,787,274	94.2
Leasing operations	3,561	2,649	1,530	2,143	2,401	12,284	0.6	19,628	1.1	55,236	2.9
Advances on foreign exchange contracts (1)	13,983	4,896	3,822	1,500	60,465	84,666	4.4	78,385	4.6	23,983	1.3
Subtotal	382,739	294,244	229,312	454,354	555,506	1,916,155	98.7	1,689,302	98.8	1,866,493	98.4
Other receivables (2)	5,749	381	628	1,156	16,920	24,834	1.3	20,641	1.2	29,991	1.6
Total credit operations (3)	388,488	294,625	229,940	455,510	572,426	1,940,989	100.0	1,709,943	100.0	1,896,484	100.0
Sureties and guarantees (4)	-	-	-	-	-	-	-	-	-	-	-
Total on March 31, 2005	388,488	294,625	229,940	455,510	572,426	1,940,989	100.0
Total on December 31, 2004	310,951	254,391	214,461	422,016	508,124			1,709,943	100.0
Total on March 31, 2004	411,001	279,511	224,271	395,946	585,755					1,896,484	100.0

	Abnormal course Installments falling due

	Up to 30days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total on March 31, 2005 (C)%		Total on December 31, 2004 (C)%		Total on March 31, 2004 (C)%

Discount of trade receivables and other loans	118,117	90,898	71,616	178,368	191,837	236,019	886,855	37.0	765,450	38.4	855,820	37.6
Financings	97,679	90,721	81,270	223,252	343,375	590,707	1,427,004	59.3	1,155,278	58.0	1,275,095	56.0
Rural and agribusiness loans	1,574	1,568	929	3,818	5,229	20,487	33,605	1.4	19,915	1.0	9,575	0.4
Subtotal	217,370	183,187	153,815	405,438	540,441	847,213	2,347,464	97.7	1,940,643	97.4	2,140,490	94.0
Leasing operations	3,405	3,029	2,783	7,808	12,641	21,574	51,240	2.1	45,459	2.3	114,385	5.0
Advances on foreign exchange contracts (1)	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	220,775	186,216	156,598	413,246	553,082	868,787	2,398,704	99.8	1,986,102	99.7	2,254,875	99.0
Other receivables (2)	403	172	133	408	568	4,286	5,970	0.2	6,798	0.3	22,587	1.0
Total credit operations (3)	221,178	186,388	156,731	413,654	553,650	873,073	2,404,674	100.0	1,992,900	100.0	2,277,462	100.0
Sureties and guarantees (4)	-	-	-	-	-	-	-	-	-	-	-	-
Total on March 31, 2005	221,178	186,388	156,731	413,654	553,650	873,073	2,404,674	100.0
Total on December 31, 2004	175,996	170,348	137,077	337,391	450,172	721,916			1,992,900	100.0
Total on March 31, 2004	220,063	163,119	158,791	380,861	517,698	836,930					2,277,462	100.0

				R$ thousand

	Abnormal course

	Installments falling due

	2005		2004

	Total on		Total on		Total on
	March 31,	%	December 31,	%	March 31,	%
	(A+B+C)		(A+B+C)		(A+B+C)

Discount of trade receivables and other loans	29,435,074	39.2	27,790,718	39.2	24,542,077	40.0
Financings	22,913,702	30.5	21,906,250	30.9	17,726,765	28.9
Rural and agribusiness loans	5,918,559	7.9	6,082,355	8.6	4,492,938	7.3
Subtotal	58,267,335	77.6	55,779,323	78.7	46,761,780	76.2
Leasing operations	1,773,762	2.4	1,660,536	2.3	1,374,873	2.2
Advances on foreign exchange contracts (1)	5,298,425	7.1	4,796,176	6.8	6,064,875	9.9
Subtotal	65,339,522	87.1	62,236,035	87.8	54,201,528	88.3
Other receivables (2)	639,967	0.8	551,902	0.8	692,360	1.1
Total credit operations (3)	65,979,489	87.9	62,787,937	88.6	54,893,888	89.4
Sureties and guarantees (4)	9,084,887	12.1	8,099,864	11.4	6,479,929	10.6
Total on March 31, 2005	75,064,376	100.0
Total on December 31, 2004			70,887,801	100.0
Total on March 31, 2004					61,373,817	100,0

(1)	Advances on foreign exchange contracts are recorded as a reduction of “Other liabilities”;
(2)

“Other receivables” comprise receivables on guarantees honored, receivables on purchase of assets, credit instruments receivable; income receivable on foreign exchange contracts and receivables arising from export contracts;

(3)

Includes financing of credit card operations and operations for prepaid credit card receivables in the amount of R$ 1,436,610 thousand (December 31, 2004 - R$ 1,347,839 thousand and on March 31, 2004 – R$ 1,248,536 thousand). Other receivables relating to credit cards in the amount of R$ 1,697,355 thousand (December 31, 2004 – R$ 1,747,472 thousand and March 31, 2004 – R$1,390,923 thousand) are presented in Note 13b; and

(4)	Amount recorded in memorandum account.

b) By type and risk level

												R$ thousand

RISK LEVELS

CREDIT OPERATIONS	AA	A	B	C	D	E	F	G	H	Total on March 31, 2005%		Total on December 31,2004%		Total on March 31, 2004%

Discount of trade receivables and other loans	7,376,009	13,434,248	1,699,965	3,975,907	697,056	228,816	283,908	440,688	1,298,477	29,435,074	44.6	27,790,718	44.3	24,542,077	44.7
Financings	3,739,651	11,794,239	1,932,617	4,541,906	284,812	83,181	116,825	53,794	366,677	22,913,702	34.7	21,906,250	34.9	17,726,765	32.3
Financings rural and agribusiness loans	468,615	2,432,008	527,007	1,655,315	477,652	62,788	127,083	119,734	48,357	5,918,559	9.0	6,082,355	9.7	4,492,938	8.2
Subtotal	11,584,275	27,660,495	4,159,589	10,173,128	1,459,520	374,785	527,816	614,216	1,713,511	58,267,335	88.3	55,779,323	88.9	46,761,780	85.2
Leasing operations	99,088	314,030	305,347	946,134	39,235	6,559	26,626	3,474	33,269	1,773,762	2.7	1,660,536	2.6	1,374,873	2.5
Advances on foreign exchange contracts	3,128,989	1,015,364	714,478	355,335	13,350	912	789	-	69,208	5,298,425	8.0	4,796,176	7.6	6,064,875	11.0
Subtotal	14,812,352	28,989,889	5,179,414	11,474,597	1,512,105	382,256	555,231	617,690	1,815,988	65,339,522	99.0	62,236,035	99.1	54,201,528	98.7
Other receivables	236,686	167,024	102,095	95,586	12,473	595	485	3,068	21,955	639,967	1.0	551,902	0.9	692,360	1.3
Total of credit operations on March 31, 2005	15,049,038	29,156,913	5,281,509	11,570,183	1,524,578	382,851	555,716	620,758	1,837,943	65,979,489	100,0
%	22.8	44.2	8.0	17.5	2.3	0.6	0.8	1.0	2.8	100.0
Total of credit operations on December 31, 2004	15,010,603	27,168,656	4,921,951	10,826,949	1,692,843	369,294	541,113	323,377	1,933,151			62.787.937	100,0
%	23.9	43.3	7.8	17.3	2.7	0.6	0.9	0.5	3.0			100,0
Total of credit operations on March 31, 2004	14,972,158	20,080,073	5,274,742	9,291,185	1,836,782	394,806	735,228	342,070	1,966,844					54.893.888	100,0
%	27.3	36.6	9.6	16.9	3.4	0.7	1.3	0.6	3.6					100,00

c) Concentration of credit operations

					R$ thousand

	On March 31, 2005%		On December 31, 2004%		On March 31, 2004%

Largest borrower	906,583	1.4	897,464	1.4	781,162	1.4
10 largest borrowers	5,635,233	8.5	5,592,753	8.9	5,352,125	9.7
20 largest borrowers	8,316,578	12.6	8,239,280	13.1	8,137,348	14.8
50 largest borrowers	13,077,505	19.8	13,055,322	20.8	13,072,603	23.8
100 largest borrowers	16,784,397	25.4	16,683,057	26.6	17,085,060	31.1

d) By economic activity sector

					R$ thousand

	On March 31, 2005%		On December 31, 2004%		On March 31, 2004%

Public Sector	571,067	0.9	536,975	0.9	472,820	0.8

Federal Government	299,513	0.5	317,919	0.5	419,240	0.7
Production and distribution
of electric power	145,857	0.2	166,891	0.3	229,783	0.4
Petrochemical	153,656	0.3	151,028	0.2	189,457	0.3
State Government	268,060	0.4	218,256	0.4	50,624	0.1
Production and distribution
of electric power	268,060	0.4	218,256	0.4	50,624	0.1
Municipal Government	3,494	-	800	-	2,956	-
Direct administration	3,494	-	800	-	2,956	-
Private sector	65,408,422	99.1	62,250,962	99.1	54,421,068	99.2
Manufacturing	18,336,779	27.8	18,549,438	29.5	17,543,620	32.0
Food and beverage	4,153,028	6.3	4,475,473	7.1	4,415,893	8.0
Steel, metallurgical and mechanical	3,110,147	4.7	2,988,418	4.8	3,374,215	6.1
Light and heavy vehicles	2,023,037	3.1	2,111,803	3.4	1,701,168	3.1
Chemical	1,682,840	2.6	1,726,968	2.8	1,271,727	2.3
Paper and pulp	851,153	1.3	801,871	1.3	1,046,565	1.9
Textiles and clothing	806,391	1.2	788,839	1.3	794,186	1.4
Rubber and plastic articles	800,781	1.2	741,712	1.2	719,446	1.3
Extraction of metallic and non-metallic ores	771,300	1.2	406,770	0.6	415,198	0.8
Electro-electronics	650,880	1.0	1,052,928	1.7	586,343	1.1
Furniture and wood products	576,644	0.9	596,220	0.9	498,165	0.9
Oil refining and production of alcohol	534,589	0.8	567,356	0.9	352,427	0.6
Publishing, printing and reproduction	495,389	0.7	556,739	0.9	521,975	1.0
Automotive parts and accessories	436,856	0.7	367,630	0.6	414,923	0.8
Non-metallic materials	345,863	0.5	310,724	0.5	279,867	0.5
Leather articles	338,638	0.5	335,970	0.5	273,495	0.5
Other industries	759,243	1.1	720,017	1.0	878,027	1.7

Commerce	10,198,218	15.4	9,825,515	15.6	7,942,244	14.5
Speciality store products	2,820,698	4.2	2,767,229	4.4	1,691,344	3.1
Food, beverage and tobacco products	1,055,965	1.6	1,134,350	1.8	1,036,258	1.9
Articles for personal use and for use in the home	792,581	1.2	742,318	1.2	590,742	1.1
General merchandise wholesalers	783,194	1.2	816,558	1.3	490,508	0.9
Non-specialized retailers	760,811	1.1	842,339	1.3	999,577	1.8
Vehicles	759,691	1.1	676,300	1.1	409,810	0.7
Waste material and scrap	609,040	0.9	550,521	0.9	637,501	1.2
Commercial intermediary	586,330	0.9	367,064	0.6	311,988	0.6
Repairs, parts and accessories for vehicles	506,724	0.8	480,976	0.8	374,766	0.7
Clothing and footwear	499,928	0.8	463,055	0.7	390,079	0.7
Fuel	459,704	0.7	436,748	0.7	339,481	0.6
Agricultural products	365,784	0.6	396,583	0.6	448,064	0.8
Other commerce	197,768	0.3	151,474	0.2	222,126	0.4

Financial intermediaries	523,663	0.8	344,072	0.5	459,178	0.8

Services	11,459,125	17.4	11,232,339	17.9	11,215,004	20.4
Transport and storage	3,014,921	4.6	2,845,931	4.5	2,172,414	4.0
Real estate activities, rents and corporate services	1,836,531	2.8	1,789,709	2.9	1,716,313	3.1
Telecommunications	1,480,245	2.2	1,486,957	2.4	2,164,811	3.9
Civil construction	1,421,862	2.1	1,356,533	2.2	1,485,779	2.8
Production and distribution of electric power, gas and water	970,012	1.5	935,995	1.5	1,217,070	2.2
Social services, education, health, defense and social security	699,697	1.1	717,870	1.1	653,987	1.2
Clubs, leisure, cultural and sports activities	387,866	0.6	412,571	0.7	387,481	0.7
Holding companies, legal, accounting and business advisory services	306,678	0.5	331,831	0.5	411,105	0.7
Hotel and catering	243,697	0.4	241,793	0.4	222,982	0.4
Other services	1,097,616	1.6	1,113,149	1.7	783,062	1.4

Agribusiness, fishing, forest development and management	1,168,752	1.8	1,109,025	1.8	807,821	1.5

Individuals	23,721,885	35.9	21,190,573	33.8	16,453,201	30.0

Total	65,979,489	100.0	62,787,937	100.0	54,893,888	100.0

e)  Composition of credit operations and allowance for loan losses

R$ thousand

Portfolio Balance

	Abnormal course

Risk level	Past due	Falling due	Total abnormal course	Normal course	Total	%	% Accumulated on March 31, 2005	% Accumulated on December 31, 2004	% Accumulated on March 31, 2004

AA	-	-	-	15,049,038	15,049,038	22.8	22.8	23.9	27.3
A	-	-	-	29,156,913	29,156,913	44.2	67.0	67.2	63.9
B	126,037	591,865	717,902	4,563,607	5,281,509	8.0	75.0	75.0	73.5
C	244,108	732,031	976,139	10,594,044	11,570,183	17.5	92.5	92.3	90.4
Subtotal	370,145	1,323,896	1,694,041	59,363,602	61,057,643	92.5

D	185,421	284,329	469,750	1,054,828	1,524,578	2.3	94.8	95.0	93.8
E	125,786	134,627	260,413	122,438	382,851	0.6	95.4	95.6	94.5
F	131,886	136,966	268,852	286,864	555,716	0.8	96.2	96.5	95.8
G	186,174	83,716	269,890	350,868	620,758	1.0	97.2	97.0	96.4
H	941,577	441,140	1,382,717	455,226	1,837,943	2.8	100.0	100.0	100.0
Subtotal	1,570,844	1,080,778	2,651,622	2,270,224	4,921,846	7.5

Total on March 31, 2005	1,940,989	2,404,674	4,345,663	61,633,826	65,979,489	100.0
%	2.9	3.7	6.6	93.4	100.0

Total on December 31, 2004	1,709,943	1,992,900	3,702,843	59,085,094	62,787,937
%	2.7	3.2	5.9	94.1	100.0

Total on March 31, 2004	1,896,484	2,277,462	4,173,946	50,719,942	54,893,888
%	3.5	4.1	7.6	92.4	100.0

R$ thousand

Provision for

Minimum requirement

		Specific

Risk level	% Minimum required provision	Past due	Falling due	Total specific	Generic	Total	Additional	Existing	% On March 31, 2005	% On December 31, 2004	% On March 31 2004

AA	0.0	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	145,835	145,835	418	146,253	0.5	0.5	0.8
B	1.0	1,260	5,919	7,179	45,635	52,814	18,307	71,121	1.3	1.3	1.3
C	3.0	7,323	21,961	29,284	317,820	347,104	438,173	785,277	6.8	6.9	6.1
Subtotal		8,583	27,880	36,463	509,290	545,753	456,898	1,002,651	1.6	1.6	1.6

D	10.0	18,542	28,433	46,975	105,483	152,458	194,117	346,575	22.7	26.8	23.8
E	30.0	37,736	40,388	78,124	36,731	114,855	56,248	171,103	44.7	45.2	46.3
F	50.0	65,943	68,483	134,426	143,432	277,858	77,856	355,714	64.0	64.3	65.7
G	70.0	130,322	58,601	188,923	245,608	434,531	152,849	587,380	94.6	90.5	93.4
H	100.0	941,577	441,140	1,382,717	455,226	1,837,943	-	1,837,943	100.0	100.0	100.0
Subtotal		1,194,120	637,045	1,831,165	986,480	2,817,645	481,070	3,298,715	67.0	65.7	64.2

Total on March 31, 2005		1,202,703	664,925	1,867,628	1,495,770	3,363,398	937,968	4,301,366	6.5
%		28.0	15.4	43.4	34.8	78.2	21.8	100.0
Total on December 31, 2004		1,151,278	634,196	1,785,474	1,434,610	3,220,084	925,473	4,145,557		6.6
%		27.8	15.3	43.1	34.6	77.7	22.3	100.0
Total on March 31, 2004		1,192,598	730,932	1,923,530	1,384,377	3,307,907	884,514	4,192,421			7.6
%		28.5	17.4	45.9	33.0	78.9	21.1	100.0

f)   Movement of allowance for loan losses per quarter:

R$ thousand
Balance on December 31, 2003	4,059,300
- Specific provision (1)	1,816,523
- Generic provision (2)	1,383,691
- Additional provision (3)	859,086
Amount recorded	560,994
Amount written off	(504,829)
Balance derived from Acquired Institutions (4)	76,956
4,192,421
Balance on March 31, 2004
- Specific provision (1)	1,923,530
- Generic provision (2)	1,384,377
- Additional provision (3)	884,514
Balance on September 30, 2004	4,181,378
- Specific provision (1)	1,884,893
- Generic provision (2)	1,383,182
- Additional provision (3)	913,303
Amount recorded	488,732
Amount written-off	(524,553)
Balance on December 31, 2004	4,145,557
- Specific provision (1)	1,785,474
- Generic provision (2)	1,434,610
- Additional provision (3)	925,473
Amount recorded	634,597
Amount written-off	(478,788)
Balance on March 31, 2005	4,301,366
- Specific provision (1)	1,867,628
- Generic provision (2)	1,495,770
- Additional provision (3)	937,968

(1)	For operations with installments overdue by more than 14 days;
(2)	Recorded based on the customer/transaction classification and accordingly not included in the preceding item;
(3)

The additional provision is recorded based on management's experience and expected collection of the credit portfolio, to determine the total allowance deemed sufficient to cover specific and general portfolio risks, as well as the provision calculated based on risk level ratings and the corresponding minimum provision requirements established by CMN Resolution 2682. The additional provision per customer was classified according to the corresponding risk levels (Note 12e);

(4)	Banco BEM S.A. and Banco Zogbi S.A

g) Recovery and renegotiation

Expense for allowance for loan losses, net of recoveries of written-off credits.

		R$ thousand

	1st quarter of	4th quarter of	1st quarter of
	2005	2004	2004

Amount recorded	634,597	488,732	560,994
Amount recovered (1)	(127,492)	(154,001)	(106,155)
Expense net of recoveries	507,105	334,731	454,839

(1) Classified in income on credit operations (Note 12h).

We present below the movement of renegotiated credits per quarter:
			R$ thousand

Balance on December 31, 2003			2,119,704
- Amount renegotiated			363,351
- Amount received and written off			(565,955)
Balance on March 31, 2004			1,917,100
Allowance for loan losses			1,171,747
Percentage of portfolio			61.1%

Balance on September 30, 2004			1,759,179
- Amount renegotiated			383,441
- Amount received and written off			(428,031)
Balance on December 31, 2004			1,714,589
Allowance for loan losses			1,063,930
Percentage of portfolio			62.1%
- Amount renegotiated			333,432
- Amount received and written off			(361,166)
Balance on March 31, 2005			1,686,855
Allowance for loan losses			1,028,695
Percentage of portfolio			61.0%

h) Income on credit operations
		R$ thousand

	1st quarter of	4th quarter of	1st quarter of
	2005	2004	2004

Discount of trade receivables and other loans	2,151,295	1,894,329	1,842,484
Financings	1,307,455	1,116,740	1,019,008
Rural and agribusiness loans	156,612	167,080	134,439
Subtotal	3,615,362	3,178,149	2,995,931
Recovery of credits written off as loss	124,492	154,001	106,155
Allocation of exchange variation of foreign branches and subsidiaries	(33,740)	(230,113)	(2,296)
Subtotal	3,709,114	3,102,037	3,099,790
Leasing, net of expenses	83,327	81,256	81,252
Total	3,792,441	3,183,293	3,181,042

13) OTHER RECEIVABLES

a) Foreign exchange portfolio

Balance sheet accounts
		R$ thousand

	On March 31,	On December	On March 31,
	2005	31, 2004	2004

Assets - other receivables
Exchange purchases pending settlement	7,044,519	5,726,545	7,804,438
Foreign exchange acceptances and term documents in foreign currencies	19,504	10,416	25,588
Exchange sale receivables	1,749,921	1,733,321	2,787,986
Less - advances in local currency received	(243,197)	(177,796)	(1,152,484)
Income receivable on advances granted	45,649	44,320	76,228
Total	8,616,396	7,336,806	9,541,756
Liabilities - Other liabilities
Exchange sales pending settlement	1,734,196	1,724,231	2,777,384
Exchange purchase payables	7,171,396	6,059,289	7,815,045
Less - Advances on foreign exchange contracts	(5,298,425)	(4,796,176)	(6,064,875)
Other	19,890	24,077	18,407
Total	3,627,057	3,011,421	4,545,961
Net foreign exchange portfolio	4,989,339	4,325,385	4,995,795
Memorandum accounts.
Open import credits	125,725	130,135	180,542

Foreign exchange transactions:

We present below the composition of foreign exchange transactions adjusted to improve the presentation of results:

		R$ thousand

	1st quarter of	4th quarter of	1st quarter of
	2005	2004	2004

Income on exchange transactions	467,310	816,225	661,763
Expenses for exchange transactions	(295,233)	(787,580)	(500,606)
Foreign exchange transactions	172,077	28,645	161,157
Adjustments:
- Income on foreign currency financing (1)	20,392	313	37,191
- Income on export financing (1)	1,306	4,083	3,352
- Income on foreign investments (2)	18,434	3,996	10,574
- Expenses for foreign securities (3)	(1,706)	-	(2,230)
- Expenses for payables to foreign bankers (4)	(145,385)	39,429	(119,968)

- Other	(8,836)	2,315	(26,806)
Total adjustments	(115,795)	50,136	(97,887)

Adjusted foreign exchange transactions	56,282	78,781	63,270

(1)	Classified in income on credit operations;
(2)	Classified in income on securities’ transactions;
(3)	Classified in expenses for interest and charges on deposits; and
(4)	Funds for financing advances on foreign exchange contracts and import financing, classified in expenses for borrowings and onlendings.

b) Sundry

					R$ thousand

				On March 31,	On December	On March 31,
				2005	31, 2004	2004

	Deferred tax assets (Note 35c)			6,235,252	6,092,356	5,994,174
	Deposits in guarantee			2,063,363	2,179,856	1,834,697
	Credit card operations			1,697,355	1,747,472	1,390,923
	Prepaid taxes			698,095	959,580	998,700
	Payments to be reimbursed			588,645	565,790	411,745
	Receivable Securities and Credits			514,243	363,395	347,466
	Sundry Debtors			398,106	630,762	481,134
	Debtor due to purchase of assets			252,885	300,565	430,312
	Other			98,173	97,632	41,987
	Total			12,546,117	12,937,408	11,931,138

14) OTHER ASSETS

a)	Non-operating assets/other
					R$ thousand

				Residual value

			Provision for	On March 31,	On December	On March 31,
		Cost	losses	2005	31, 2004	2004

	Property	274,496	(122,550)	151,946	145,349	163,689
	Vehicles and similar	92,612	(26,872)	65,740	75,758	93,808
	Machines and equipments	8,670	(6,630)	2,040	2,997	6,684
	Goods subject to special conditions	74,490	(74,490)	-	-	3,067
	Inventories/stores	20,114	-	20,114	17,719	19,571
	Other	7,296	(10)	7,286	5,117	5,294
	Total on March 31, 2005	477,678	(230,552)	247,126
	Total on December 31, 2004	477,274	(230,334)		246,940
	Total on March 31, 2004	551,592	(259,479)			292,113

b) Prepaid expenses

These comprise mainly expenses for insurance, prepaid financial expenses, expenses for commission on placement of auto sales financing, insurance selling expenses and expenses for the contract to provide banking services at Correios network post-office bank branches, which are amortized on a straight-line basis according to the contract terms.

15) INVESTMENTS

a) We present below the movement of investments in foreign branches and direct and indirect subsidiaries, which were fully eliminated upon consolidation of the financial statements:

			R$ thousand

Investments in foreign branches and subsidiaries	Balance on	Movement in the	Balance on	Balance on
	12.31.2004	Period (1)	3.31.2005	3.31.2004

Bradesco Grand Cayman	2,166,518	2,140,063	4,306,581	1,294,337
Alvorada Nassau (2)	-	-	-	779,935
Banco Bradesco Luxembourg S.A.	347,805	3,552	351,357	413,416
BCN Grand Cayman (3)	378,061	(378,061)	-	406,939
Bradesco New York	379,650	3,831	383,481	405,678
Mercantil Grand Cayman (3)	464,902	(464,902)	-	386,852
Bradport SGPS, Sociedade Unipessoal, Ltda	374,110	(17,399)	356,711	358,674
Boavista (Boavista Banking Limited and branches: Nassau and Grand Cayman)	235,904	6,132	242,036	211,931
Cidade Capital Markets Limited	82,463	35	82,498	87,150
Bradesco Securities, Inc.	59,349	(1,005)	58,344	63,878
Banco Bradesco Argentina S.A.	44,350	(43)	44,307	54,561
Bradesco Argentina de Seguros S.A.	11,335	373	11,708	14,037
Bradesco International Health Service, Inc.	270	1	271	560
Total	4,544,717	1,292,577	5,837,294	4,477,948

(1)

Represented by exchange rate in the amount of R$ (16,269) thousand, equity's equivalence in the amount of R$ 171,196 thousand, adjustment on the securities' market values available for sales in the amount of R$ (212,884) thousand and capital increase in March 5 at Bradesco Grand Cayman in the amount of R$ 1,350,534 thousand;

(2)	The branch settled its activities in July, being its operations moved to the Bradesco Grand Cayman branch; and
(3)	The branch settled its activities in February 2005, being its operations moved to Bradesco Grand Cayman branch.

b) Composition of investments in the consolidated financial statements:

			R$ thousand

Associated Companies (total percentage ownership)		On March 31,	On December 31,	On March 31,
		2005	2004	2004

•	IRB – Brasil Resseguros S.A. - (21.24%)	305,367	337,591	226,764
•	CP Cimento e Participações S.A. - (12.55%)	61,943	62,065	48,578
•	Marlim Participações S.A. - (11.84%)	20,958	21,676	19,836
•	NovaMarlim Participações S.A. - (17.17%)	23,997	24,806	22,100
•	American BankNote Ltda. - (22.50%)	31,316	31,062	16,449
•	BES Investimentos do Brasil S.A. - BI (19.99%)	16,934	16,618	16,626
•	Other associated companies	1,143	2,236	1,677
Total in associated companies		461,658	496,054	352,030
•	Other investments	648,475	605,276	533,416
•	Fiscal incentives	366,389	366,035	329,171
•	Provision for:
	- Fiscal incentives	(300,262)	(300,234)	(273,707)
	- Other investments	(67,622)	(65,957)	(93,615)
Total consolidated investments		1,108,638	1,101,174	847,295

c) The adjustments resulting from the evaluation by the equity accounting method of investments were recorded in income under “Equity Earnings from Associated Companies” and totaled R$ (5,641)thousand (4th quarter of 2004 - R$ 44,797 thousand and 1st quarter of 2004 – R$ (41) thousand).

									R$ thousand

Companies	Social Capital	Adjusted Stockholders` Equity	Number of shares/quotas held (thousand)			Consolidated percentage ownership	Adjusted net income/ (loss)	Book value	Equity accounting adjustments (4)

			Common	Preferred	Quotas			3.31.2005	1st quarter 2005	4th quarter 2004	1st quarter 2004

BES Investimento do Brasil S.A. –
Banco de Investimento (1)	46,468	84,671	15,985	-	-	19.99%	3,580	16,934	716	531	(15)
IRB-Brasil Resseguros S.A. (1)	750,000	1,437,323	212	-	-	21.24%	(5,181)	305,367	(1,101)	18,828	3,963
UGB Participações S.A. (3)	-	-	-	-	-	-	-	-	(1,401)	(6,135)	(3,495)
American BankNote Ltda.(1)(2)	42,232	139,181	-	-	9,502	22.50%	(5,648)	31,316	(1,270)	1,545	-
CP Cimento e Participações S.A.(2)	292,467	438,444	-	27,903	-	12.55%	(3,118)	61,943	(391)	(14,805)	-
Marlim Participações S.A.(1)(2)	138,348	177,069	10,999	21,998	-	11.84%	(8,339)	20,958	(987)	17,165	-
NovaMarlim Participações S.A. (1)
(2)	128,700	139,743	22,100	-	-	17.17%	(6,278)	23,997	(1,078)	3,548	-
Other companies	-	-	-	-	-	-	-	1,143	(129)	24,120	(494)
TOTAL OF NON CONSOLIDATED								461,658	(5,641)	44,797	(41)

(1)	Data as of February 28, 2005;
(2)	Companies evaluated by the equity method in April 2004;
(3)	Sold on February 28, 2005; and
(4)

Equity accounting considers results determined by the companies subsequent to acquisition and includes equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting principles, when applicable.

16) PROPERTY AND EQUIPMENT IN USE AND LEASED ASSETS

Stated at purchase cost, plus restatements. Depreciation is calculated on the straight-line method at annual rates which take into consideration the economic useful lives of the assets.

					R$ thousand

	Annual rate	Cost	Depreciation	Residual value

				On March 31 2005	On December 31 2004	On March 31 2004

Land and buildings in use:
- Buildings	4%	813,417	(471,926)	341,491	381,552	428,028
- Land	-	484,206	-	484,206	502,262	525,896
Facilities, furniture and equipment in use	10%	1,807,364	(958,483)	848,881	884,159	871,114
Security and communications systems	10%	123,242	(72,605)	50,637	51,348	64,575
Data processing systems	20 to 50%	1,607,711	(1,222,276)	385,435	401,622	401,106
Transport systems	20%	19,761	(10,938)	8,823	9,415	13,319
Construction in progress	-	41,046	-	41,046	40,139	40,630
Subtotal	-	4,896,747	(2,736,228)	2,160,519	2,270,497	2,344,668
Leased Assets	-	47,600	(32,467)	15,133	18,951	32,280
Total on March 31, 2005		4,944,347	(2,768,695)	2,175,652
Total on December 31, 2004		5,020,267	(2,730,819)		2,289,448
Total on March 31, 2004		4,983,104	(2,606,156)			2,376,948

Land and buildings in use of the Bradesco Organization present an unrecorded increment of R$ 778,296 thousand, based on appraisal reports prepared by independent experts in 2005, 2004 and 2003.

The permanent assets to stockholders’ equity ratio in relation to consolidated reference equity is 21.13% on a consolidated basis and 43.85% on a consolidated financial basis, within the maximum 50% limit.

17) DEFERRED CHARGES

a) Goodwill

I) Goodwill on the acquisition of investments, based on future profitability, mainly results from goodwill on the acquisition of Banco BCN - R$ 235,328 thousand (December 31, 2004 - R$ 264,495 thousand and March 31, 2004 – R$ 351,996 thousand); Banco Boavista Interatlântico - R$ 34,467 thousand (December 31, 2004 - R$ 39,391 thousand and March 31, 2004 – R$ 54,163 thousand); Banco Mercantil de São Paulo – R$ 86,674 thousand (December 31, 2004 - R$ 95,341 thousand and March 31, 2004 – R$ 121,340 thousand); Banco Cidade – R$ 84,424 thousand (December 31, 2004 - R$ 94,165 thousand and March 31, 2004 – R$ 123,388 thousand); Banco Alvorada – R$ 162,952 thousand (December 31, 2004 - R$ 167,941 thousand and March 31, 2004 – R$ 182,906 thousand); Bradesco Leasing - R$ 37,514 thousand (December 31, 2004 - R$ 39,314 thousand and March 31, 2004 – R$ 44,715 thousand); Banco Zogbi – R$ 216,422 thousand (December 31, 2004 - R$ 230,536 thousand and March 31, 2004 – R$ 272,911 thousand) and Promovel Empreendimentos e Serviços – R$ 51,242 thousand (December31, 2004 – R$ 54,584 thousand and March 31, 2004 – R$ 64,609 thousand).

Amortization of goodwill for the period totaled R$ 96,114 thousand, (4Q04 – R$ 211,935 thousand, of which R$132,333 thousand related to the extraordinary amortization – Note 31 and in 1Q04 – R$ 86,543 thousand).

II) Unamortized goodwill at the amount of R$ 946,243 thousand, has the following amortization flow:

On March 31, 2005 - R$ thousand
2005	241,275
2006	316,080
2007	173,435
2008	101,151
2009	34,917
2010	26,321
2011	23,012
2012	21,735
2013	8,317

b) Other deferred charges

				R$ thousand

			Residual value

			On March 31	On December 31	On March 31
	Cost	Amortization	2005	2004	2004

Systems development	1,150,155	(675,764)	474,391	464,221	438,843
Other deferred charges	132,675	(72,009)	60,666	65,477	94,417
Total on March 31, 2005	1,282,830	(747,773)	535,057
Total on December 31, 2004	1,268,436	(738,738)		529,698
Total on March 31, 2004	1,157,388	(624,128)			533,260

18) DEPOSITS, FUNDS OBTAINED IN THE OPEN MARKET AND FUNDS FROM ISSUANCE OF SECURITIES

a) Deposits and funds obtained in the open market

									R$ thousand

								On March	On	On March
	Up to 30	From 31 to	From 61 to	From 91 to	From 181 to	From 1 to 3	More than	31	December	31
	days	60 days	90 days	180 days	360 days	years	3 years	2005	31 2004	2004

• Demand deposits (1)	14,923,743	-	-	-	-	-	-	14,923,743	15,297,825	12,605,568
• Savings deposits (1)	24,447,649	-	-	-	-	-	-	24,447,649	24,782,646	21,928,626
• Interbank deposits	17,054	-	-	-	-	-	-	17,054	19,499	62,908
• Time deposits (Note 33b)	1,838,372	3,066,582	3,043,383	2,108,750	3,411,534	17,589,284	749,327	31,807,232	28,459,122	24,588,625
• Other deposits (2)	176,225	-	-	-	-	-	-	176,225	84,235	-
• Funds obtained in the open
market (3)	19,671,962	19,580	18,056	15,792	129,392	1,575,538	427,793	21,858,113	22,886,403	15,083,856
Total on March 31, 2005	61,075,005	3,086,162	3,061,439	2,124,542	3,540,926	19,164,822	1,177,120	93,230,016
Total on December 31, 2004	63,378,762	2,996,380	947,064	2,873,642	3,801,740	16,641,437	890,705		91,529,730
Total on March 31, 2004	52,427,382	1,331,790	1,081,774	1,231,630	2,909,869	14,980,680	306,458			74,269,583
(1)	Classified as up to 30 days without considering average historical turnover.
(2)	Deposits for investment; and
(3)

Includes R$ 8,811,197 thousand in investment fund resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies, included in the consolidated financial statements (Note 10a).

b) Funds from issuance of securities

									R$ thousand

								Total

	Up to 30	From 31 to	From 61 to	From 91 to	From 181 to	From 1 to 3	More than	On March 31	On December	On March 31
	days	60 days	90 days	180 days	360 days	years	3 years	2005	31 2004	2004

Securities - Local
• Mortgage notes	169,390	85,730	60,919	373,419	35,489	251	-	725,198	681,122	1,089,009
Subtotal	169,390	85,730	60,919	373,419	35,489	251	-	725,198	681,122	1,089,009
Securities - Foreign (1)
• Commercial paper	-	2,665	799,860	-	-	-	-	802,525	798,974	572,409
• Eurobonds	3,479	-	-	-	-	458,583	-	462,062	732,303	1,750,679
• Euronotes	1,714	-	-	96,302	-	-	-	98,016	158,139	611,260
• MTN Program Issues	33,705	-	-	-	-	778,675	-	812,380	533,899	259,300
• Promissory notes	1,095	-	-	13,331	66,655	-	-	81,081	81,077	174,509
• Euro CD issued	-	-	-	-	-	-	-	-	26,544	150,272
• Securitization of future flow of money orders
received from abroad (2)	7,965	-	-	-	45,657	262,695	1,008,078	1,324,395	1,319,094	1,158,353

• Securitization of future flow of credit card bill
receivables from foreign cardholders abroad (2)	1,865	-	-	26,033	53,178	529,276	119,248	729,600	726,340	795,781
Subtotal	49,823	2,665	799,860	135,666	165,490	2,029,229	1,127,326	4,310,059	4,376,370	5,472,563
Total on March 31, 2005 (Note 33b)	219,213	88,395	860,779	509,085	200,979	2,029,480	1,127,326	5,035,257
%	4.4	1.8	17.1	10.0	4.0	40.3	22.4	100.0
Total on December 31, 2004	475,063	107,679	101,787	1,093,001	235,176	2,003,918	1,040,868		5,057,492
%	9.4	2.1	2.0	21.6	4.7	39.6	20.6		100.0
Total on March 31 2004,	321,845	129,049	652,973	1,065,217	1,861,409	1,319,338	1,211,741			6,561,572
%	4.9	2.0	9.9	16.2	28.4	20.1	18.5			100.0

(1) These consist of funds obtained from banks abroad, from the issuance of notes in the international market and under National Monetary Council (CMN) Resolution 2770 for:
(i) onlending to local customers, repayable through 2009, under terms which do not exceed those of the funds obtained, with interest payable at LIBOR, plus a spread or pre-fixed interest;
(ii) for financing exchange operations for customers, through purchase and sale of foreign currencies, discounts of export bills, pre-financing of exports and financing of imports, mainly on a short-term basis.

(2) Securitization of money orders and credit card bill receivables from cardholders abroad
From 2003 on, Organization Bradesco enters into certain agreements designed to optimize its funding and liquidity management activities through the use of Specific Purposes Entities (SPEs). These SPEs, Brasilian Merchant Voucher Receivables Limited and International Diversified Payment Rights Company, are financed through long-term obligations and settled through the future cash flows of the corresponding assets.

These assets consist mainly of the following:

(i)Current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent; and
(ii) Current and future flows of credit card receivables arising from expenses effected in Brazilian territory by holders of cards issued outside of Brazil.

The long-term notes issued by the SPEs and sold to investors will be settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these notes in specific cases of default or if the SPEs’ operations are ended.

The funds derived from the sale of current and future money orders and credit card receivables, received by the SPE, must be maintained in a specific bank account until such time as a specific minimum limit is attained.

We present below the main features of the notes issued by the SPEs:

						R$ thousand

					Total

		Transaction		Remuneration	On March 31	On December	On March 31
	Issuance	amount	Maturity	%	2005	31 2004	2004

Securitization of future flow of	08.20.2003	595,262	08.20.2010	6.750	537,339	534,961	587,875
money orders received from	08.20.2003	599,000	08.20.2010	0.68 + Libor	519,013	517,277	570,478
abroad	07.28.2004	305,400	08.20.2012	4.685	268,043	266,856	-
Total		1,499,662			1,324,395	1,319,094	1,158,353

Securitization of future flow of
credit card bill receivables from
foreign cardholders abroad	07.10.2003	800.818	06.15.2011	5,684	729,600	726,340	795,781
Total		800,818			729,600	726,340	795,781

c) Expenses with funding and price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds.

		R$ thousand

	1st quarter of	4th quarter of	1st quarter of
	2005	2004	2004

Savings deposits	474,012	436,423	380,189
Time deposits	1,218,632	1,034,347	786,142
Funds obtained in the open market	918,432	828,352	934,981
Funds from issuance of securities	192,876	(19,641)	240,841
Allocation of exchange variation of foreign branches and
subsidiaries	(59,273)	(632,725)	57,461
Other funding expenses	65,255	63,074	54,759
Subtotal	2,809,934	1,709,830	2,454,373
Expenses for price-level restatement of technical reserves for
insurance, private pension plans and savings bonds	939,051	922,018	652,313
Total	3,748,985	2,631,848	3,106,686

19) BORROWINGS AND ONLENDINGS

a) Borrowings

								R$ thousand

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	On March 31 2005	On December 31 2004	On March 31 2004

Local:
• Official institutions	28	53	26	53	160	638	346	1,304	1,376	1,951
• Other institutions	12,035	-	-	-	-	9	-	12,044	11,756	4,212
Foreign:	1,720,230	480,963	858,940	2,174,490	1,602,388	540,262	28,418	7,405,691	7,548,263	7,789,979
Total on March 31
2005 (note 33 b)	1,732,293	481,016	858,966	2,174,543	1,602,548	540,909	28,764	7,419,039
%	23.3	6.5	11.6	29.3	21.6	7.3	0.4	100.0
Total on December 31
2004	1,480,710	854,546	915,141	2,278,677	1,344,236	660,002	28,083		7,561,395
%	19.6	11.3	12.1	30.1	17.8	8.7	0.4		100.0
Total on March 31
2004	1,941,719	378,307	990,982	2,204,878	1,616,572	663,684				7,796,142
%	24.9	4.9	12.7	28.3	20.7	8.5				100.0

b) Onlendings:

									R$ thousand

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	On March 31 2005	On December 31 2004	On March 31 2004

Local:
• National Treasury	-	-	-	-	31,500	-	-	31,500	72,165	44,745
• National Bank for Economic and
Social Development - BNDES	154,643	69,818	94,065	188,979	495,059	1,852,716	768,765	3,624,045	3,672,007	3,774,413
• Federal Savings Bank - CEF	1,577	681	337	796	1,906	6,543	15,942	27,782	395,820	452,116
• Government Agency for
Machinery and Equipment
Financing - FINAME	220,027	156,925	169,625	400,364	709,732	2,085,648	741,235	4,483,556	4,211,762	3,688,325
• Other institutions	-	222	97	121	440	1,507	1,033	3,420	3,644	4,334
Foreign:
• Subject to onlendings to housing
loan borrowers	42,985	-	-	-	1,065	-	-	44,050	42,579	56,017
Total on March 31 2005
(Note 33 b)	419,232	227,646	264,124	590,260	1,239,702	3,946,414	1,526,975	8,214,353
%	5.1	2.8	3.2	7.2	15.1	48.0	18.6	100.0
Total on December 31 2004	337,446	155,683	180,855	772,833	1,246,494	4,002,843	1,701,823		8,397,977
%	4.0	1.9	2.1	9.2	14.8	47.7	20.3		100.0
Total on March 31 2004	307,573	232,003	235,083	536,103	1,021,890	3,978,640	1,708,658			8,019,950
%	3.8	2.9	2.9	6.7	12.7	49.7	21.3			100.0

c) Expenses for borrowings and onlendings

			R$ thousand

	1st quarter of	4th quarter of	1st quarter of
	2005	2004	2004

Borrowings:
• Local	569	716	501
• Foreign	25,232	18,504	16,931
Subtotal of borrowings	25,801	19,220	17,432
Local onlendings:
• National Treasury	926	1,030	191
• BNDES	95,379	66,318	101,771
• CEF	1,979	4,852	2,893
• FINAME	110,386	103,861	95,939
• Other institutions	83	84	79
Foreign onlendings:
• Payables to foreign bankers	145,385	(39,429)	119,968
• Other expenses for foreign onlendings	2,712	(3,511)	3,244
Subtotal of onlendings	356,850	133,205	324,085
Allocation of exchange variation of foreign branches and
subsidiaries	(24,662)	(102,504)	(25,757)
Total	357,989	49,921	315,760

20) CONTINGENT LIABILITIES

The Bradesco Organization is currently a defendant in a number of legal suits in the labor, civil and tax spheres, arising from the normal course of its business activities.

The provisions were recorded based on the opinion of the Organization’s legal advisors, the types of lawsuit, similarity with previous suits, complexity and jurisprudence and prior court sentences, whenever loss is deemed probable.

The Organization’s Management considers that the provision recorded is sufficient to cover possible losses generated by the corresponding legal proceedings.

Labor claims

These are claims brought by former employees seeking indemnity, especially, the payment of unpaid overtime. Following the effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and accordingly, claims on an individual basis subsequent to 1977 are no longer significant.

The provision for labor contingencies is provisioned based on the average amount of the indemnities paid.

Civil suits

These arise during the normal course of certain work routines and comprise claims for pain and suffering and pecuniary damages, mainly protests, bounced checks and the inclusion of names in the restricted credit registry.

In general, the amounts under dispute are unlikely to affect financial results since more than 60% of new suits were brought at the small claims court, i.e., for amounts of less than the maximum limit of 40 minimum wages. Moreover, some 50% of these suits are judged unfounded and the average cost of each indemnity is some 5% of the total amount claimed.

At present, there are no significant administrative suits in course, moved as a result of the lack of compliance with National Financial System regulations or payment of fines which could jeopardize the Bank’s financial results.

Tax proceedings

The Bradesco Organization is disputing the legality of certain taxes and contributions, for which provisions have been recorded in full, despite the likelihood of a successful medium and long-term outcome based on the opinion of their legal advisors.

The provisions recorded segregated by legal sphere are as follows:

			R$ thousand

	On March 31	On December 31	On March 31
	2005	2004	2004

Labor claims	789,959	833,190	870,886
Civil suits	464,212	490,065	447,727
Subtotal (1)	1,254,171	1,323,255	1,318,613
Tax proceedings (2)	3,089,171	3,029,251	2,943,104
Total	4,343,342	4,352,506	4,261,717
(1)	See Note 22; and
(2)	Recorded under “Other liabilities - taxes and social security contributions”.

21) SUBORDINATED DEBT

					R$ thousand

						On December
					On March 31	31	On March 31
Note	Issuance	Amount	Maturity	Remuneration	2005	2004	2004

LOCAL:

Subordinated CDB	March/2002	549,000	2012	100.0% of DI – CETIP	902,946	866,781	774,210
Subordinated CDB	July/2002	41,201	2012	100.0% of CDI + 0.75% p.a.	69,519	66,610	59,158
Subordinated CDB	October/2002	200,000	2012	102.5% of CDI	312,958	300,116	267,309
Subordinated CDB	October/2002	500,000	2012	100.0% of CDI + 0.87% p.a.	790,039	756,757	671,478
Subordinated CDB	October/2002	33,500	2012	101.5% of CDI	52,113	49,995	44,580
Subordinated CDB	October/2002	65,150	2012	101.0% of CDI	100,878	96,798	86,363
Subordinated CDB	November/2002	66,550	2012	101.0% of CDI	102,802	98,644	88,009
Subordinated CDB	November/2002	134,800	2012	101.5% of CDI	208,222	199,760	178,123
Subordinated debentures	September/2001	300,000	2008	100.0% of CDI + 0.75% p.a.	304,543	316,420	304,143
Subordinated debentures	November/2001	300,000	2008	100.0% of CDI + 0.75% p.a.	321,875	308,425	320,544
Subtotal in Brazil		2,190,201			3,165,895	3,060,306	2,793,917

FOREIGN:

Subordinated debt	December/2001	353,700	2011	10.25% rate p.a.	424,010	395,184	432,280
Subordinated debt (1)	April/2002	315,186	2012	4.05% rate p.a.	371,506	360,892	405,282
Subordinated debt	October/2003	1,434,750	2013	8.75% rate p.a.	1,335,844	1,339,261	1,509,796
Subordinated debt	April/2004	801,927	2014	8.00% rate p.a.	819,944	817,102

Subtotal abroad		2,905,563			2,951,304	2,912,439	2,347,358

Total (note 33b)		5,095,764			6,117,199	5,972,745	5,141,275
(1)	This rate increases to 10.15% p.a. when swap to U.S. dollar cost is included.

22) OTHER LIABILITIES – SUNDRY

			R$ thousand

	On March 31	On December 31	On March 31
	2005	2004	2004

Provision for accrued liabilities	1,989,234	1,994,733	1,528,807
Credit card operations	1,481,340	1,690,770	1,183,250
Provision for contingent liabilities (civil and labor) (Note 20)	1,254,171	1,323,255	1,318,613
Sundry creditors	747,082	1,031,425	679,431
Acquisition of assets and rights	130,237	149,822	98,367
Official operating agreements	10,502	11,464	10,033
Other	171,029	189,992	160,280
Total	5,783,595	6,391,461	4,978,781

23) INSURANCE, PRIVATE PENSION PLANS AND SAVINGS BONDS OPERATIONS

a) Technical reserves

											R$ thousand

	INSURANCE			PRIVATE PENSION PLANS			SAVINGS BONDS			TOTAL

	On March 31 2005	On December 31 2004	On March 31 2004	On March 31 2005	On December 31 2004	On March 31 2004	On March 31 2005	On December 31 2004	On March 31 2004	On March 31 2005	On December 31 2004	On March 31 2004

Current and long-term
liabilities
Mathematical reserve of
benefits to
be granted	-	-	-	24,923,516	22,908,443	20,298,010	-	-	-	24,923,516	24,908,443	20,298,010
Mathematical reserve for
benefits granted	-	-	-	3,211,878	2,381,957	2,136,985	-	-	-	3,211,878	2,381,957	2,136,985
Mathematical reserve for
redemptions	-	-	-	-	-	-	1,664,783	1,644,071	1,619,778	1,664,783	1,644,071	1,619,778
Reserve for unearned
premiums	1,258,259	1,211,561	1,002,069	45,556	43,083	27,091	-	-	-	1,303,815	1,254,644	1,029,160
Loss reserve - IBNR	1,076,169	938,776	680,960	215,944	195,381	192,064	-	-	-	1,292,113	1,134,157	873,024
Reserve for financial
fluctuation	-	-	-	760,498	760,851	726,114	-	-	-	760,498	760,851	726,114
Reserve for unsettled claims	471,738	460,009	368,811	288,591	265,742	173,067	-	-	-	760,329	725,751	541,878
Operating health reserve (1)	324,096	-	-	-	-	-	-	-	-	324,096	-	-
Reserve for drawss and
redemptions	-	-	-	-	-	-	259,718	238,569	198,129	259,718	238,569	198,129
Reserve for financial excess	-	-	-	266,353	265,027	229,412	-	-	-	266,353	265,027	229,412
Reserve for insufficient
contributions	-	-	-	195,422	-	-	-	-	-	195,422	-	-
Reserve for contingences	-	-	-	-	-	-	110,984	139,688	138,097	110,984	139,688	138,097
Other reserves	82,730	76,445	32,186	172,124	139,051	124,034	-	-	-	254,854	215,496	156,220
Total	3,212,992	2,686,791	2,084,026	30,079,882	28,959,535	23,906,777	2,035,485	2,022,328	1,956,004	35,328,359	33,668,654	27,946,807
(1)

Refers to the extraordinary reserves in the Individual Health portfolio, in order to bring equal the level of premiums for insurance holders over 60 years old, whose plans are prior to the Law 9,656/98 and for benefits related to fully settled plans whose holders are still entitled to their benefits (planos remidos).

b) Guarantee of technical reserves for insurance, private pension plans and savings bonds

Amounts of the assets and rights offered as coverage of technical reserves for insurance, private pension plans and savings bonds:

											R$ thousand

	INSURANCE			PRIVATE PENSION PLANS			SAVINGS BONDS			TOTAL

		On			On			On			On
	On March	December	On March	On March	December	On March	On March	December	On March	On March	December	On March
	31	31	31	31	31	31	31	31	31	31	31	31
	2005	2004	2004	2005	2004	2004	2005	2004	2004	2005	2004	2004

Stocks	8,465	1,189	71,477	592,378	720,094	797,314	252,145	315,193	359,282	852,988	1,036,476	1,228,073
Government
securities and
corporate bonds	2,720,906	2,388,138	1,858,317	29,499,726	28,533,975	24,563,408	2,228,817	1,767,792	1,784,899	34,449,449	32,689,905	28,206,624
Credit assignments .	501,484	505,234	325,579	-	-	-	-	-	-	501,484	505,234	325,579
Properties	17,728	17,889	44,875	1,413	1,438	1,512	12,081	12,164	7,424	31,222	31,491	53,811
Total	3,248,583	2,912,450	2,300,248	30,093,517	29,255,507	25,362,234	2,493,043	2,095,149	2,151,605	35,835,143	34,263,106	29,814,087

c) Income on premiums retained for insurance, private pension plans and savings bonds

			R$ thousand

	1st quarter of	4th quarter of	1st quarter of
	2005	2004	2004

Premiums issued	2,062,011	2,032,428	1,795,270
Supplementary private pension plan contributions (1)	1,342,767	2,246,360	1,471,275
Income on savings bonds certificates	284,164	318,202	305,518
Coinsurance premiums assigned	(43,524)	(77,563)	(103,992)
Premiums reimbursed	(29,696)	(47,994)	(37,497)
Overall net revenue	3,615,722	4,471,433	3,430,574
Premiums redeemed	(640,787)	(517,887)	(276,281)
Reinsurance premiums assigned	(179,240)	(117,389)	(160,960)
Premiums retained for insurance, private pension plans and
savings bonds	2,795,695	3,836,157	2,993,333
(1)	Includes VGBL.

24) MINORITY INTEREST IN SUBSIDIARIES

		R$ thousand

		On December
	On March 31	31	On March 31
	2005	2004	2004

Financial area:
Bradesco Templeton Asset Management Ltda	8,143	9,433	5,586
Banco Alvorada S.A	6,513	6,301	-
Banco Finasa de Investimento S.A	-	-	9,324
Banco Baneb S.A	-	-	1,041
Banco BEM S.A.	-	-	(4,862)
Other minority interest	2	2	359
Subtotal	14,658	15,736	11,448
Insurance and Pension Plan area:
Indiana Seguros S.A	34,427	35,088	32,637
Bradesco Seguros S.A (1)	-	16,958	10,938
Bradesco Auto/RE Companhia de Seguros	-	-	8,374
Other minority interest	41	48	1,387
Subtotal	34,468	52,094	53,336
Other activities:
Baneb Corretora de Seguros S.A	2,717	2,760	2,451
Other minority interest	-	-	382
Subtotal	2,717	2,760	2,833
Total	51,843	70,590	67,617
(1)	In March 2005, the stocks belonging to minority stockholders of Bradesco Seguros were merged by Banco Bradesco S.A.

25) STOCKHOLDERS’ EQUITY (PARENT COMPANY)

a) Composition of capital stock

Fully subscribed and paid-up capital comprises nominative-registered shares, with no par value, as follows:

			R$ thousand

	On March 31	On December 31	On March 31
	2005	2004	2004

Common stock	247,325,690	238,351,329	79,894,005
Preferred stock	244,970,706	236,081,796	78,693,936
Subtotal	492,296,396	474,433,125	158,587,941
Treasury (common stocks)	(423,800)	-	(403,809)
Total stocks outstanding	491,872,596	474,433,125	158,184,132

b) Movement of capital stock per quarter

	Quantity of Stocks

	Common	Preferred	Total

Stocks held on December 31, 2003	798,940,057,872	786,939,365,428	1,585,879,423,300
Decrease as a result of stock grouping	(798,860,163,867)	(786,860,671,492)	(1,585,720,835,359)
Stocks held subsequent to stock grouping	79,894,005	78,693,936	158,587,941
Stocks acquired and not cancelled	(403,809)	-	(403,809)
Stocks outstanding on March 31, 2004	79,490,196	78,693,936	158,184,132
Stocks outstanding on September 30, 2004	79,450,443	78,693,932	158,144,375
Increase as a result of stock splitting	158,900,886	157,387,864	316,288,750
Total stocks outstanding held on December 31, 2004	238,351,329	236,081,796	474,433,125
Increase as a result of subscription	8,791,857	8,708,143	17,500,000
Increase as a result of stock merger (1)	182,504	180,767	363,271
Stocks acquired and not cancelled	(423,800)	-	(423,800)
Stocks outstanding on March 31, 2005	246,901,890	244,970,706	491,872,596
(1)	Operation awaiting approval from BACEN.

At the Special Stockholders’ Meeting on December 17, 2003, approval was given for a 1-for-10.000 reverse split of Bradesco’s stock. This process was ratified by BACEN on January 6, 2004.

At the Special Stockholders’ Meeting held on December 9, 2004, approval was given for the following:

  Cancellation of 443,566 stocks, held in treasury being 443,562 common stocks and 4 preferred ones, with no capital decrease;
  2-for-1 split of the stocks comprising capital subsequent to the cancellation described above, with no change in value increasing the number of stocks by 200%, whereby 2 new stocks were received free of charge in exchange for each stock of the same class held at December 13, 2004. In the same proportion as the split carried out in the Brazilian market, a split of Depositary Receipts (DRs) was carried out in the U.S. (NYSE) and European (LATIBEX) markets, whereby investors received 2 new DRs, free of charge in exchange for each DR held, ensuring that DRs continued to be traded in the proportion of 1 stock for 1 DR, in the corresponding markets; and
  Capital increase in the amount of R$ 700,000 thousand, from R$ 7,000,000 thousand to R$ 7,700,000 thousand, through the issue of 17,500,000 new common nominative-registered stocks with no par value, of which 8,791,857 are common and 8,708,143 are preferred stocks, by private subscription at the price of R$ 40.00 per stock, to be subscribed during the period from December 27, 2004 thru January 27, 2005, in the proportion of 3.688612594% of the stake held at December 13, 2004, considering the stock split. The remaining stocks will be sold by auction to be held at the São Paulo Stock Exchange – BOVESPA on February 15, 2005. The total amount of the transaction which exceeds the subscription amount will be fully recorded as a credit in the “Capital reserve – Stock Premium” account.

At the Annual and Special Stockholders’ Meeting of March 10, 2005, it was given approval to:

- Capital increase deliberated on December 9, 2004.
- Capital increase in the amount of R$ 11,856 thousand, through the issue of 363,271 new common nominative-registered shares with no par value, of which 182,504 are common and 180,767 are preferred shares in the proportional means of 165.12329750137 Bradesco’s issuance shares for each share of Bradesco Seguros S.A., of which 82.95659669277 are common and 82.16670080860 are preferred shares for Bradesco Seguros S.A.’ stockholders, converting the former into Bradesco’s wholly-owned subsidiaries.
- Capital increase in the amount of R$ 2,288,144 thousand, enhancing it from R$ 7,711,856 thousand to R$ 10,000,000 thousand, through Reservation savings bonds activities, with no stocks issuance.

We present below the stockholders’ equity for the quarter:

			R$ thousand

	1st quarter of	4th quarter of	1st quarter of
	2005	2004	2004

Initial Balance	15,214,646	14,677,707	13,546,880
Capital Increase through subscription	700,000	-	-
Capital increase through stock merger	11,856	-	-
Goodwill in stock subscription	24,250	-	-
Adjustment of equity securities	421	208	149
Own stocks’ acquisition, premiums on subscription and
other	(29,764)	-	(44,064)
Adjustment on derivative securities’
market	(222,311)	(180,548)	(160,933)
Period income	1,205,425	1,057,753	608,713
Interests on paid and provisioned own capital	(366,231)	(340,474)	(326,088)
Total (net)	16,538,292	15,214,646	13,624,657

c) Interest attributed to own capital

Non-voting preferred shares are entitled to all rights and benefits attributed to common shares and in conformity with the Bank’s statutes have priority to repayment of capital and 10% additional interest attributed to own capital and/or dividends, in accordance with the provisions of paragraph 1, item II of Article 17 of Law 6404, as amended by Law 10303/2001.

In conformity with the Bank’s statutes, stockholders are entitled to interest attributed to own capital and/or dividends which total at least 30% of net income for the year, adjusted in accordance with Brazilian corporate legislation.

Interest attributed to own capital is calculated based on the stockholders' equity accounts and limited to the variation in the long-term interest rate (TJLP), subject to the existence of profits, computed prior to the deduction thereof, or of retained earnings and revenue reserves in amounts that are equivalent to, or exceed twice the amount of such interest.

It is the Bank’s policy to distribute, during the year, all the interest attributed to own capital, determined in conformity with the above criteria and to compute this interest for purposes of the minimum compulsory dividend, net of withholding tax (IRRF).

Interests were paid on the own capital, as follows:

					R$ thousand

	Per stock (gross)		Gross amount paid/accrued	IRRF (15%)	Net amount paid/accrued

Details	Common	Preferred

Monthly	0.4235400	0.4658940	70,388	10,558	59,830
Provisioned	1.5361294	1.6897423	255,700	38,355	217,345
Total in the 1st quarter of 2004	1.9596694	2.1556363	326,088	48,913	277,175
Monthly	0.4235400	0.4658940	70,298	10,545	59,753
Provisioned	1.6376340	1.8013970	270,176	40,527	229,649
Total in the 4th quarter of 2004 (1)	2.0611740	2.2672910	340,474	51,072	289,402
Monthly	0.151060	0.166166	75,231	11,285	63,946
Provisioned	0.563503	0.619854	291,000	43,650	247,350
Total in the 1st quarter of 2005	0.714563	0.786020	366,231	54,935	311,296
(1)	Stock base adjustment subsequent to stock-grouping and before stock-splitting.

d) Treasury Stocks

Up to March 31, 2005, 423,800 common stocks were acquired and remained in the treasury, totaling R$ 29,764 thousand. The minimum, average and maximum costs by stock are, respectively, R$ 66.34703, R$ 70.23222 and R$ 76.65932 and the market value of those stocks on March 31, 2005 was R$ 67.15 per stock.

26) REVENUES FROM SERVICES RENDERED

			R$ thousand

	1st quarter of	4th quarter of	1st quarter of
	2005	2004	2004

Checking accounts	393,895	372,145	314,242
Collection	164,479	167,874	149,605
Fund management services	244,141	239,000	203,508
Income on cards	288,525	346,363	240,364
Credit operations	283,829	248,465	165,836
Interbank charges	64,909	69,092	62,528
Receipt of taxes	43,850	54,482	50,558
Revenue from custody and brokerage services	27,124	25,383	22,860
Consortium management	29,793	28,676	15,335
Other	120,804	124,114	94,100
Total	1,661,349	1,675,594	1,318,936

27) PERSONNEL EXPENSES

			R$ thousand

	1st quarter of	4th quarter of	1st quarter of
	2005	2004	2004

Remuneration	615,874	646,867	614,005
Single payment bonus	-	29,056	-
Benefits	270,939	270,538	235,910
Social charges	234,384	240,990	226,641
Training	7,867	15,949	10,297
Employee profit sharing	65,205	55,547	45,240
Other	26,454	25,476	45,165
Total	1,220,723	1,284,423	1,177,258

28) ADMINISTRATIVE EXPENSES

	R$ thousand

	2005	2004

	1st Qtr.	4 th Qtr.	1st Qtr.

Third-party services	226,986	216,433	196,491
Communications	177,942	170,985	161,579
Depreciation and amortization	115,535	119,990	123,270
Transport	104,943	108,045	93,620
Financial system services	100,546	102,612	97,328
Rents	76,608	75,792	74,801
Maintenance and repairs	73,104	75,174	60,095
Publicity and advertising	70,224	142,140	109,956
Leasing	67,220	71,576	76,945
Data processing	57,791	55,454	58,201
Materials	40,338	43,536	37,620
Water, electricity and gas	35,507	33,771	33,679
Travel	11,383	16,872	14,186
Other	34,252	56,131	70,082
Total	1,192,379	1,288,511	1,207,853

29) OTHER OPERATING INCOME

	R$ thousand

	2005	2004

	1st Qtr.	4 th Qtr.	1st Qtr.

Other financial revenue	91,471	71,978	113,033
Reversal of other operating provisions	103,767	116,157	24,609
Recovery of charges and expenses	19,277	20,817	31,986
Income on sale of goods	7,102	29,316	11,368
Other	78,223	72,395	76,525
Total	299,840	310,663	257,521

30) OTHER OPERATING EXPENSES

	R$ thousand

	2005	2004

	1st Qtr.	4 th Qtr.	1st Qtr.

Other financial expenses	218,976	204,518	220,937
Sundry losses	133,955	133,633	104,511
Amortization of goodwill	96,114	79,602	86,543
Cost of sales and services	140,896	154,066	119,521
Expenses for other operating provisions	58,467	21,304	51,362
Other	55,219	110,769	108,353
Total	703,627	703,892	691,227

31) NON-OPERATING INCOME (EXPENSE)

	R$ thousand

	2005	2004

	1st Qtr.	4 th Qtr.	1st Qtr.

Extraordinary amortization of goodwill (1)	-	(132,333)	-
(Loss) profit on sale and write-off of assets and investments	(12,845)	(27,414)	103
Non-operating provisions recorded (reversed)	(6,018)	7,250	(7,248)
Other	13,013	4,314	(4,001)
Total	(5,850)	(148,183)	(11,146)
(1)	2004 - As a result of the change in projected realization (note 17a).

32) TRANSACTIONS WITH SUBSIDIARY AND ASSOCIATED COMPANIES (DIRECT AND INDIRECT)

The transactions with subsidiary and associated companies, carried out at average market terms and prices on the dates thereof, were eliminated from the consolidated financial statements and summarized below:

					R$ thousand

	2005		2004

	On March 31	1st Qtr.	On December 31	4th Qtr.	On March 31	1st Qtr.

	Assets (liabilities)	Income (expense)	Assets (liabilities)	Income (expense)	Assets (liabilities)	Income (expense)

Interest attributed to own capital and dividends:
Bradesco Seguros S.A	-	-	622,474	-	146,591	-
Banco Finasa S.A	162,286	-	162,286	-	81,001	-
Banco Boavista Interatlântico S.A	6,461	-	6,461	-	171,480	-
Banco de Crédito Real de Minas Gerais S.A	-	-	-	-	103,906	-
Bradesco Vida e Previdência S.A	80,305	-	80,305	-	-	-
Banco Mercantil de São Paulo S.A	67,588	-	67,588	-	-	-
Banco Alvorada S.A	57,271	-	57,271	-	-	-
Banco Baneb S.A	-	-	-	-	63,530	-
Bradesco BCN Leasing S.A. Arrendamento Mercantil	-	-	-	-	31,244	-
Bradesco Leasing S.A. Arrendamento Mercantil	18,995	-	18,995	-	-	-
Other subsidiary and associated companies	58,479	-	31,378	-	21,023	-

Pre-export Operations (a):
Bradesco BCN Leasing S.A. Arrendamento Mercantil	-	-	-	-	13,438	112

Demand Deposits:
Finasa Promotora de Vendas	(4,027)	-	(8,269)	-	(3,569)	-
BRAM – Bradesco Asset Management S.A	(497)	-	(4,042)	-	(350)	-
Bradesco Saúde S.A	(97)	-	(3,673)	-	(33)	-
Bradesco Vida e Previdência S.A	(34,198)	-	(3,203)	-	(23,241)	-
BCN Consultoria, Adm. Bens, Serviços e Public. Ltda	(10)	-	(8)	-	(8,133)	-
Other subsidiary and associated companies	(7,286)	-	(6,955)	-	(13,873)	-

Time Deposits:
União Novo Hamburgo Seguros S.A	(10,705)	-	(10,723)	-	-	-
Bradesco Argentina de Seguros S.A	(29,878)	-	(3,786)	-	(584)	-
Bradesco Securities Inc.	(6,507)	-	(5,771)	-	(1,456)	-
Baneb Corretora S.A	(4,806)	(191)	(4,744)	(187)	(4,702)	(169)
Bradesco Capitalização S.A	-	-	-	(2,069)	(72,920)	(2,467)
Boavista Adm. de Cartões de Crédito Ltda	-	-	-	-	(41,387)	(621)
Other subsidiary and associated companies	(4,442)	(171)	(3,926)	(506)	(52,289)	(1,119)

Foreign currency deposits abroad:
Banco Bradesco Luxembourg S.A	642	-	493	-	440	-
Banco Bradesco Argentina S.A	20	-	20	-	22	-

Foreign currency investments:
Banco Bradesco Luxembourg S.A	9,655	216	44,429	427	40,961	-

Investments in Interbank Deposits (b):

Funding:
Bradesco Leasing S.A. Arrendamento Mercantil	(2,525,367)	(103,996)	(2,466,878)	(93,990)	-	-
Banco Mercantil de São Paulo S.A	(2,235,787)	(71,723)	(1,522,091)	(49,654)	-	(7,668)
Banco BEM S.A	(669,998)	(26,108)	(621,897)	(14,640)	-	-
Bradesco BCN Leasing S.A. Arrendamento Mercantil	-	-	-	-	(2,133,988)	(79,344)
Banco Alvorada S.A	(1,883,111)	(25,436)	(275,178)	(51,458)	(778,597)	(4,726)
Boavista Banking Limited	-	(159)	(32,127)	(239)	(158,567)	(432)
Banco Finasa de Investimento S.A	-	-	-	-	(86,391)	(3,118)
Cidade Capital Markets Limited	(18,667)	(121)	(18,586)	(184)	(86,049)	(329)
Other subsidiary and associated companies	(60,116)	(1,090)	(21,317)	(8,721)	(73,506)	(8,907)

Investments:
Banco Finasa S.A	10,490,175	397,488	9,240,527	323,647	5,856,855	193,883
Banco Boavista Interatlântico S.A	517,709	10,120	539,733	5,907	1,310,265	16,783
Banco Alvorada S.A	1,001,325	1,325	-	-	-	-
Other subsidiary and associated companies	-	-	-	15	225	2

Open market investments (c):

Funds:
Banco Baneb S.A	-	-	-	(73)	(367,241)	(824)
Cia. Brasileira de Meios de Pagamento – VISANET	(59,572)	(2,182)	(44,279)	(1,574)	(14,634)	(460)
Bradesco S.A. – CTVM	(12,550)	(687)	(19,971)	(1,784)	(25,105)	(1,066)
Banco Mercantil de São Paulo S.A	(3,214)	(195)	(10,839)	(124)	(3,176)	(4,665)
Banco Finasa S.A	(59,898)	(1,492)	(3,948)	(964)	(8,600)	(1,475)
Banco BCN S.A	-	-	-	-	-	(32,453)
Other subsidiary and associated companies	(20,648)	(1,324)	(29,151)	(3,532)	(5,701)	(3,860)

Investments:
Banco BEM S.A	514,479	20,407	487,056	18,648	436,995	7,668
Banco Alvorada S.A	387,582	15,558	372,024	5,429	2,069	3
Banco Baneb S.A	-	-	-	9,184	366,267	13,906
Banco Mercantil de São Paulo S.A	-	-	-	-	125,021	4,552
Bradesco BCN Leasing S.A. Arrendamento Mercantil	-	-	-	-	-	21,411
Other subsidiary and associated companies	-	-	-	18,689	-	1,181

Derivative financial instruments (swap) (d):
Banco Finasa S.A	107,567	(7,335)	156,111	5,007	314,917	27,239
Bradesco BCN Leasing S.A. Arrendamento Mercantil	-	-	-	-	19,721	901
Banco Mercantil de São Paulo S.A	-	-	-	-	(23,174)	(3,807)
Other subsidiary and associated companies	5,800	51	8,352	263	-	(27)

Foreign borrowings and onlendings (e):	-
Banco Bradesco Luxembourg S.A	(64,800)	(412)	(64,683)	(395)	(68,083)	(306)
Banco Boavista Interatlântico S.A	(23,685)	(161)	(21,294)	(99)	(23,001)	(90)
Other subsidiary and associated companies	(2,137)	(18)	(4,243)	(23)	(4,394)	(29)

Revenues from services rendered (f):
Scopus Tecnologia S.A	(9,132)	(34,643)	(7,336)	(32,576)	(140)	(32,116)
CPM S.A	(3,113)	(12,730)	(3,504)	(4,449)	(299)	(14,246)
Other subsidiary and associated companies	892	1,208	94	1,902	(18)	825

Branches rents:
Bradesco Seguros S.A	-	(6,976)	-	(7,172)	-	(7,507)
Banco Mercantil de São Paulo S.A	-	(3,842)	-	(3,893)	-	(3,980)
Other subsidiary and associated companies	-	(5,085)	-	(5,007)	-	(4,835)

Securities – Foreign (g):
Banco Boavista Interatlântico S.A	(510,318)	(9,279)	(505,991)	(9,333)	(1,148,124)	(12,336)
Cidade Capital Markets Limited	(40,403)	(345)	(41,212)	(140)	-	-
Bradesco Securities, Inc.	-	-	-	-	(20,945)	(246)

Securities – Foreign:
Bradesco Leasing S.A. Arrendamento Mercantil	1,984,703	79,490	1,905,213	54,281	-	-
Bradesco BCN Leasing S.A. Arrendamento Mercantil	-	-	-	-	1,701,738	40,244
Cibrasec – Companhia Brasileira de Securitização	20,396	-	29,622	-	3,961	-

Interbank onlendings (h):
Banco Zogbi S.A	-	-	-	-	(2,310)	(10)
Other subsidiary and associated companies	-	-	-	-	(1,422)	(100)

Securitization transactions (i):
International Diversified Payment Rights Company	(1,324,395)	(22,208)	(1,319,094)	(8,826)	(1,158,353)	(20,247)
Brasilian Merchant Voucher Receivables Limited	(729,600)	(11,506)	(726,340)	(17,924)	(795,781)	(12,561)

Exchange purchase payables:
Banco Mercantil de São Paulo S.A (j)	(743)	-	-	-	(37,524)	-
Other subsidiary and associated companies	(957)	-	-	-	-	-

Negotiation and intermediation of amounts:
Nova Paiol Participações S.A	(4,054)	(8,298)	-	-	-	-
a)	Foreign credit lines for export financing in Brazil, subject to exchange variations and interest at rates practiced in the international market;
b)	Short-term interbank investments - interbank deposits of related companies at CDI rate (Certificate of Interbank Deposit);
c)	Repurchase and/or resale commitments pending settlement, guaranteed by government securities at normal market rates;
d)	Differences between amounts receivable and payable on swaps;
e)	Foreign currency loans for financing of exports subject to exchange variation and bearing interest at international market rates;
f)	Contract with Scopus Tecnologia S.A. for IT equipment maintenance services and the contract with CPM S.A. for data processing systems maintenance services;
g)	Investments in foreign securities, fixed rate notes and eurobonds subject to exchange variations and carrying interest at rates used for securities placed in the international market;
h)	Payables on interbank onlendings -funds from rural loans bearing interest and charges corresponding to normal rates practiced for this type of transaction;
i)	Transactions for securitization of the future flow of money orders received from abroad and securitization of the future flow of credit card bill receivables from foreign cardholder; and
j)	Obligations as a result of the settlement of Banco Mercantil de São Paulo S.A.’s received rights.

33) FINANCIAL INSTRUMENTS

a) Risk and risk management

The main risks related to financial instruments, arising from the business carried out by the Bank and its subsidiaries are as follows: credit risk; market risk; liquidity risk; and capital risk. Risk management involves an integrated series of controls and processes, embracing a range of different policies and strategies. These risk management policies are designed to limit possible loss for the Organization.

Credit risk

As part of its Credit Risk Management enhancement process, Bradesco is working uninterruptedly to improve the procedures for gathering and controlling portfolio information, develop new loss estimation models, enhance and prepare rating inventories used in the various sectors in which the Bank operates, to supervise the processes used in credit analysis, granting and settlement, monitor credit concentration, identify the causes of default and to prepare risk mitigation plans.

Efforts are focused on the utilization of advanced and robust risk assessment models fully integrated with all the credit process components, in line with best practices and the recommendations established by the New Basel Capital Accord’s most advanced models.

Begun in 2004, the Credit Risk Executive Committee, performed monthly by the senior management, aims to ensure the strategic management of Bradesco’s credit operations portfolio.

We highlight, among others, the following:

  Deployment of expected and unexpected losses’ calculation system, besides of the allocation of the corresponding capital in compliance with the Basileia New Agreement’s requirements;

  Backtesting of models used to assess the credit portfolio risks;

  Improvement of the management information systems designed to meet the requirements of the present customer segmentation approach, with the emphasis on decision making and credit portfolio management;

  Accomplishment of critical risks: continuous monitoring of the main non-payment events through individual analysis based on customers’ balance increase and recovery estimates by the main areas involved (Business, Credit and Recovery); and

  Review and restructuring of internal processes, embracing roles and responsibilities, capacity building, review of organizational structures and information technology demands.

Market risk

Market risk is related to the possibility of the loss of income from fluctuating rates caused by the unhedged terms, currencies and indices of the Institution's asset and liability portfolios. This risk is closely monitored by the financial market to avoid loss for the institutions.

At Bradesco Organization, market risks are managed through methodologies and models which are consistent with local and international market reality, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The Organization adopts a conservative policy regarding market risk exposure and V@R (Value at Risk) limits are defined by Senior Management, and compliance is monitored daily by an area which is independent from portfolio management. The methodology used to determine V@R has a reliability level of 97.5%. The fluctuations and correlations used by the models are calculated on statistical bases based on forward-looking processes in accordance with economic studies.

Investments abroad are strategically protected by hedge transactions, in amounts that consider tax effects, which minimize risk sensibility and the consequent impact on results. Thus, as they are differently managed, they are not included in the V@R calculation.

The methodology applied and current statistical models are validated daily using backtesting techniques.

We present below the V@R of the Own Portfolio positions (Treasury):

Risk factors	R$ thousand

	2005	2004

	On March 31	On December 31	On March 31

Prefixed	395	2,040	2,832
Exchange coupon	34,536	20,140	15,245
Foreign currency	9,513	40	55
Floating rate	839	339	-
Correlated effect	(9,331)	(1,759)	(1,322)

VaR (Value at Risk)	35,952	20,800	16,810

We present below the V@R of positions derived from the financial group commercial transactions:

Risk factors	R$ thousand

	2005	2004

	On March 31	On December 31	On March 31

Prefixed	9,064	9,788	2,856
Exchange coupon	2,805	1,000	742
Foreign currency	187	210	723
IGP-M	3,194	4,010	5,748
TR	5,226	4,168	5,739
Other	28	31	45
Correlated effect	(7,776)	(4,967)	(5,630)

VaR (Value at Risk)	12,728	14,240	10,223

In addition, a daily Gap Analysis is performed to measure the effect of the movement in the internal interest rate and foreign exchange coupon curves (interest spread paid above the foreign exchange variation) on the portfolio.

Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the fixed and foreign exchange positions of the Organization’s entire portfolio and of minimum capital requirements.

Liquidity risk

Liquidity risk management is designed to control the different unhedged liquidation terms of the Bank's rights and obligations as well as the liquidity of the financial instruments used to manage the financial positions.

Knowledge and monitoring of this risk is critical since it enables the Organization to settle transactions on a timely and secure basis.

At Bradesco Organization, liquidity risk management involves a series of controls, mainly, the establishment of technical limits and an ongoing assessment of the positions assumed and financial instruments used.

Capital risk

The Organization's capital is managed to optimize the risk-return ratio, minimizing losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

					R$ thousand
Calculation Basis - Capital Adequacy Ratio (Basel):
	2005		2004

	On March 31		On December 31		On March 31

	Financial (1)	Economic - financial (2)	Financial (1)	Economic - financial (2)	Financial (1)	Economic - financial (2)

Stockholders’ equity	16,538,292	16,538,292	15,214,646	15,214,646	13,624,657	13,624,657
Decreased in deferred tax assets – BACEN Res. 3059	(82,366)	(82,366)	(41,183)	(41,183)	(144,848)	(163,706)
Minority interest/other	6,762	51,843	6,643	70,590	21,770	66,761
Reference equity - level I	16,462,688	16,507,769	15,180,106	15,244,053	13,501,579	13,527,712
Reference equity - level II (subordinated debt)	5,742,700	5,742,700	5,663,358	5,663,358	4,910,059	4,910,870
Total reference equity (level I + level II)	22,205,388	22,250,469	20,843,464	20,907,411	18,411,638	18,438,582
Risk weighted assets	129,759,259	148,669,349	111,182,110	130,055,907	97,351,541	112,327,207
Capital adequacy ratio	17.11%	14.97%	18.75%	16.08%	18.91%	16.42%

Variation in the Capital Adequacy Ratio (Basel) - in percentage
	1st Qtr./ 2005		4th Qtr./ 2004		Mar/2004 to Mar/2005

	Financial (1)	Economic - financial (2)	Financial (1)	Economic - financial (2)	Financial (1)	Economic - financial (2)

Beginning of the Period	18.75%	16.08%	19.89%	16.95%	18.91%	16.42%

Movement in stockholders’ equity
• Net income for the period	1.08%	0.92%	1.02%	0.88%	3.43%	2.97%
• Interest to own capital	(0.33%)	(0.28%)	(0.33%)	(0.29%)	(1.30%)	(1.13%)
• Capital increase by stock split, stock merge and goodwill	0.66%	0.56%	-	-	0.66%	0.56%
• Subordinated debt	0.07%	0.06%	(0.11%)	(0.09%)	0.86%	0.76%
• Other	(0.26%)	(0.23%)	(0.28%)	(0.07%)	(0.05%)	(0.03%)
Variation in weighted assets:
• Securities	(0.38%)	(0.44%)	0.48%	0.20%	(0.31%)	(0.87%)
• Credit operations	(0.39%)	(0.28%)	(0.69%)	(0.51%)	(2.13%)	(1.56%)
• Deferred tax assets	(0.02%)	(0.04%)	0.16%	0.06%	0.03%	(0.13%)
• Risk ("Swap", market, interest and exchange rates)	(1.56%)	(1.17%)	(1.28%)	(0.94%)	(2.17%)	(1.63%)
• Memorandum accounts	(0.15%)	(0.11%)	(0.12%)	(0.10%)	(0.32%)	(0.25%)
• Other assets	(0.36%)	(0.10%)	0.01%	(0.01%)	(0.50%)	(0.14%)
End of the Period	17.11%	14.97%	18.75%	16.08%	17.11%	14.97%
(1)	Financial companies only;
(2)	Financial and non-financial companies.

b) Market value

The book values, net of allowances for mark-to-market, of the main financial instruments are summarized as follows:

				R$ thousand

	2005			2004	2004

	On March 31			On December 31	On March 31

	Book value	Market value	Potential gain (loss)	Potential gain (loss)	Potential gain (loss)

Assets:
Securities and derivative financial instruments	64,841,521	65,605,279	763,758	886,418	770,751
Credit operations (1)	65,979,489	66,267,326	287,837	274,472	363,390
Investments (2)	1,108,638	1,182,431	73,793	443,169	96,781

Liabilities:
Time deposits (Note 18a)	31,807,232	31,806,272	960	(627)	(13,679)
Funds from issuance of securities (Note 18b)	5,035,257	5,006,926	28,331	14,205	(24,912)
Borrowings and onlendings (Notes 19a and 19b)	15,633,392	15,632,330	1,062	(11,321)	(116,409)
Subordinated debt (Note 21)	6,117,199	6,226,488	(109,289)	(343,741)	(202,090)
Treasury stock	(29,764)	(28,458)	(1,306)	-	(4,467)
Total	-	-	1,045,146	1,262,575	869,365
(1)	Includes advances on foreign exchange contracts, leasing operations and other receivables; and
(2)	Not including increment in investments in associated companies.

Determination of market value of financial instruments:

  The market value of securities, investments, subordinated debts and treasury stocks is determined based on the market price practiced on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics;

  Prefixed credit operations were determined by discounting estimated cash flows, using interest rates which are equivalent to interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date; and

  Time deposits, funds for issuance of securities and borrowings and onlendings were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

c) Derivatives

Bradesco carries out transactions involving derivative financial instruments, which are recorded in balance sheet or memorandum accounts, for its own needs and for customers. The derivative financial instruments are used by the Bank to hedge its asset and liability positions against the effect of exchange variations. The derivatives generally represent future commitments for exchanging currencies or indices, or purchasing and selling other financial instruments according to the terms and dates set forth in the contracts. Under the option contracts, the purchaser is entitled, but not obliged, to purchase or sell a financial instrument at a specific strike price in the future.

I) The amounts of the instruments recorded in balance sheet and memorandum accounts are summarized below:

				R$ thousand

	On March 31 2005		On December 31 2004		On March 31 2004

	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount

Futures contracts
Purchase commitments:	5,203,606		5,242,407		6,905,665
- Interbank market	5,203,606	-	53,064	-	2,724	-
- Foreign currency	-	-	5,189,343	-	6,902,941	-
Sale commitments:	26,335,740		23,553,033		14,640,345
- Interbank market	14,366,093	9,162,487	9,345,181	9,292,117	5,000,173	4,997,449
- Foreign currency	11,943,616	11,943,616	14,195,045	9,005,702	9,640,172	2,737,231
- Other	26,031	26,031	12,807	12,807	-	-

Option contracts
Purchase commitments:	-	-	7,742		21,569
- Foreign currency	-	-	7,742	-	21,569	-
Sale commitments:	1,821,287	-	1,450,311		68,288
- Foreign currency	1,821,287	1,821,287	1,450,311	1,442,569	68,288	46,719

Forward contracts
Purchase commitments:	893,153		392,330		49,806
- Foreign currency	575,010	282,785	383,134	52,508	49,806	-
- Other	318,143	-	9,196	-	-	-
Sale commitments:	1,284,076		339,822		255,839
- Foreign currency	292,225	-	330,626	-	250,875	201,069
- Prefixed	-	-	-	-	4,964	4,964
- Other	991,851	673,708	9,196	-	-	-

Swap contracts
Asset position:	8,112,819		7,495,121		9,729,518
- Interbank market	2,987,988	1,813,850	3,111,153	1,284,654	3,267,221	-
- Prefixed	484,853	-	343,487	-	620,593	-
- Foreign currency	2,972,215	-	2,324,325	-	3,607,321	-
-Reference rate (TR)	690,365	689,940	639,304	638,790	989,410	988,429
- SELIC	871,113	823,066	935,899	898,358	1,053,327	1,013,193
- IGP-M	64,818	-	99,376	-	147,474	-
- Other	41,467	29,928	41,577	29,876	44,172	40,817

Liability position:	7,874,276		7,157,862		9,544,744
- Interbank market	1,174,138	-	1,826,499	-	4,134,059	866,838
- Prefixed	736,650	251,797	632,809	289,322	958,992	338,399
- Foreign currency	5,764,239	2,792,024	4,476,757	2,152,432	4,161,829	554,508
-Reference rate (TR)	425	-	514	-	981	-
- SELIC	48,047	-	37,541	-	40,134	-
- IGP-M	139,238	74,420	172,041	72,665	245,394	97,920
- Other	11,539	-	11,701	-	3,355	-

Derivatives include operations maturing in D+1.

Amounts receivable on swap contracts recorded in securities and derivative financial instruments, totaled R$ 275,771 thousand on March 31, 2005 (On December 31, 2004 – R$ 379,576 thousand and on March 31, 2004 – R$ 230,406 thousand) amounts payable, classified in liabilities - derivative financial instruments, total R$ 37,228 thousand on March 31, 2005 (On December 31, 2004 – R$ 42,317 thousand and on March 31, 2004 – R$ 45,632 thousand).

II) We present below the composition of derivative financial instruments (assets and liabilities) stated at restated cost and market value:

						R$ thousand

	On March 31 2005			On December 31, 2004			On March 31, 2004

	Restated cost	Adjustment to market value	Market Value	Restated cost	Adjustment to market value	Market Value	Restated cost	Adjustment to market value	Market Value

Derivatives - adjustment receivable	1,582,386	2,298	1,584,684	385,438	12,518	397,956	504,390	20,111	524,501
Derivatives - adjustment payable	(1,491,308)	5,876	(1,485,432)	(176,388)	2,741	(173,647)	(320,953)	(18,842)	(339,795)
Total	91,078	8,174	99,252	209,050	15,259	224,309	183,437	1,269	184,706

III) Futures, option, forward and swap contracts fall due as follows:

					R$ thousand
					Total

	Up to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	On March 31 2005	On December 31 2004	On March 31 2004

Futures contracts	21,544,190	723,553	3,404,642	5,866,961	31,539,346	28,795,440	21,546,010
Option contracts	1,266,955	181,778	-	372,554	1,821,287	1,458,053	89,857
Forward contracts	1,726,588	113,969	328,545	8,127	2,177,229	732,152	305,645
Swap contracts	2,310,243	1,280,965	2,048,799	2,197,041	7,837,048	7,115,545	9,499,112
Total on March 31, 2005	26,847,976	2,300,265	5,781,986	8,444,683	43,374,910
Total on December 31, 2004	21,889,555	2,329,338	7,297,064	6,585,233		38,101,190
Total on March 31, 2004	13,111,325	2,360,509	5,854,234	10,114,556			31,440,624

IV) We present below the type of margin given as collateral for derivative financial instruments, comprising mainly futures contracts:

		R$ thousand

	On March 31 2005	On December 31 2004	On March 31 2004

Government securities
Central Bank Notes	1,111	616	51,575
Federal Treasury Notes	367,904	356,927	414,732
National Treasury Bonds	1,033,314	492,756	518,914
Financial Treasury Notes	-	242	216
Total	1,402,329	850,541	985,437

V) We present below net revenue and expense amounts:

		R$ thousand

	1st quarter of 2005	4th quarter of 2004	1st quarter of 2004

Swap contracts	77,385	210,108	18,852
Forward contracts	(2,762)	(4,723)	50,617
Option contracts	7,332	(6,952)	18,917
Futures contracts	283,206	331,492	107,171
Total	365,161	529,925	195,557

VI) We present below the overall amounts of the derivative financial instruments, separated by place of trading:

			R$ thousand

	On March 31 2005	On December 31 2004	On March 31 2004

CETIP (counter)	7,704,617	6,553,667	7,328,649
BM&F (floor)	35,670,293	31,547,523	24,111,975
Total	43,374,910	38,101,190	31,440,624

34) EMPLOYEE BENEFITS

Banco Bradesco and its subsidiaries sponsor a supplementary retirement pension plan for employees and directors. The unrestricted benefits generating plan (PGBL) is of the defined contribution type, which permits the accumulation of savings by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in an Exclusive Financial Investment Fund - FIE.

The PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial administration of the FIE funds.

The contributions paid by employees and by Bradesco and its subsidiaries total 4% of salary, except for participants who in 2001 opted to migrate to the PGBL plan from the defined benefits plan and whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the defined contribution plan (PGBL) are fully covered by the net equity of the corresponding FIF fund.

As well as the aforementioned defined contribution plan (PGBL), former participants of the defined benefits plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the latter plan. For participants of the defined benefits plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by guaranteeing assets.

Banco Alvorada S.A. (into which Banco Baneb S.A., which had previously merged BEA S.A., was merged) maintains a supplementary pension plan managed by Caixa de Previdência dos Funcionários do BEA - CABEA, which is currently undergoing a sponsorship withdrawal process, with base date established at November 30, 2002 and whose sponsor’s contributions ceased from December 1, 2002. The plan’s actuarial liabilities are fully covered by the plan’s net assets.

Banco Alvorada S.A. (into which Banco Baneb S.A. was merged) sponsors supplementary pension plans of the defined contribution (PGBL) and defined benefits type, through Fundação Baneb de Seguridade Social - BASES (for former Baneb employees). The actuarial liabilities of the defined contribution and defined benefit plans are fully covered by the net assets of the plans.

Banco BEM S.A. sponsors supplementary pension plans of the defined benefit and defined contribution type, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão – CAPOF. The actuarial liabilities of the defined benefit and defined contribution plans are fully covered by the net assets of the plans.

The funds guaranteeing the private pension plans are invested in compliance with applicable legislation (government securities and corporate bonds, listed company stock and real estate),

Expenses with contributions made during the 1st quarter of 2005 totaled R$ 63,133 thousand (in the 4th quarter of 2004 -R$ 56,966 thousand and in the 1st quarter of 2004– R$ 50,354 thousand).

In addition, Bradesco and its subsidiaries offer their employees and directors a number of other benefits including: healthcare insurance, dental care, group life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, totaled in the 1st quarter of 2005 –R$ 278,806 thousand (4th quarter of 2004 – R$ 286,487 thousand and 1st quarter of 2004 – R$ 246,207 thousand).

35) INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges:

			R$ thousand

	1st quarter of 2005	4th quarter of 2004	1st quarter of 2004

Income before income tax and social contribution	1,577,961	1,386,970	787,718
Composite income tax and social contribution at the statutory rates of 25% and 9%, respectively	(536,507)	(471,570)	(267,824)
Effect of additions and exclusions on tax calculation:
Equity in the earnings of associated companies	1,918	15,231	(14)
Exchange gain/loss	(5,531)	(93,092)	7,389
Non-deductible expenses, net of non-taxable income	26,838	(7,418)	(21,066)
Deferred tax assets recorded in prior-years	-	110,911	13,090
Interest attributed to own capital (paid and accrued)	124,519	115,761	110,870
Other amounts	73,462	8,061	(21,082)
Income before income tax and social contribution	(372,813)	(322,116)	(178,637)

b) Statement of income tax and social contribution benefit (expense)

			R$ thousand

	1st quarter of 2005	4th quarter of 2004	1st quarter of 2004

Deferred taxes
Amount recorded/realized for the period on temporary additions	195,048	(248,789)	106,069
Use of opening balances:
Negative basis of social contribution	(10,863)	(8,774)	(4,596)
Tax loss	(28,132)	(34,118)	(16,226)
Prior-year deferred tax assets were recorded on:
Negative basis of social contribution	-	25,192	-
Tax loss	-	69,974	-
Temporary additions	-	15,745	13,090
Recorded for the period on:
Negative basis of social contribution	2,084	(447)	4,057
Tax loss	4,486	(2,125)	10,911
Subtotal	162,623	(183,342)	113,305
Current taxes
Income tax and social contribution payable	(535,436)	(138,774)	(291,942)
Income tax and social contribution benefit (expense) for the year	(372,813)	(322,116)	(178,637)

c) Statement of deferred income tax and social contribution assets

				R$ thousand

	Balance on 12.31.2004	Balances acquired/assigned	Amount recorded	Amount realized	Balance on 03.31.2005	Balance on 03.31.2004

Allowance for loan losses
	2,701,557	-	233,385	211,566	2,723,376	2,479,733
Provision for civil contingencies	145,616	-	16,271	9,982	151,905	111,509
Provision for tax contingencies	584,609	-	24,799	41,177	568,231	573,587
Provision for labor claims	284,508	-	24,035	39,957	268,586	291,958
Allowance for mark-to-market of securities and investments	160,457	-	27,705	20,455	167,707	159,511
Provision for loss on non-operating assets	77,473	-	3,614	3,798	77,289	87,236
Mark-to-market adjustment of trading securities	97,280	-	91,679	88,805	100,154	77,668
Amortization of goodwill	379,197	-	3,204	25,857	356,544	375,329
Provision for Interests on own capital	-		98,940	-	98,940	86,938
Other	175,468	-	154,161	41,148	288,481	260,531
Total deferred tax assets on temporary differences	4,606,165	-	677,793	482,745	4,801,213	4,504,000
Tax losses and negative basis of social contribution	606,520	(13,778)	6,570	38,995	560,317	515,671
Subtotal	5,212,685	(13,778)	684.363	521,740	5,361,530	5,019,671
Mark-to-market adjustment of securities available for sale	-	-	-	-	-	65,324
Social contribution - M.P. 2158-35 of 8.24.2001	879,671	-	-	5,949	873,722	909,179
Total deferred tax assets (Note 13b)	6,092,356	(13,778)	684,363	527,689	6,235,252	5,994,174
Deferred tax liabilities (Note 35f)	419,541	(78)	219,229	199,122	439,570	459,459
Deferred tax assets net of deferred tax liabilities	5,672,815	(13,700)	465,134	328,567	5,795,682	5,534,715
-Percentage of net deferred tax assets on total reference equity (Note 33a)	27.1%	-	-	-	26.0%	30.0%
-Percentage of net deferred tax assets on total assets	3.1%	-	-	-	3.0%	3.4%

d) Expected realization of deferred tax assets on temporary differences, tax losses and negative base of social contribution and deferred social contribution assets – M.P. 2158-35.

			R$ thousand

	Temporary differences		Tax loss and negative basis

	Income tax	Social contribution	Income tax	Social contribution	Total

2005	928,973	317,309	59,060	18,527	1,323,869
2006	1,293,251	432,814	76,426	26,742	1,829,233
2007	1,242,147	393,196	104,947	31,774	1,772,064
2008	93,431	37,077	108,593	16,610	255,711
2009	48,344	13,103	106,085	11,552	179,084
2010 (1st Quarter)	1,202	366	1	-	1,569
Total on March 31 2005	3,607,348	1,193,865	455,112	105,205	5,361,530
Total on December 31 2004	3,461,008	1,145,157	489,123	117,397	5,212,685
Total on March 31 2004	3,396,280	1,107,720	416,486	99,185	5,019,671

						R$ thousand

	Deferred tax assets on social contribution M.P. 2158-35

	2004	2005	2006	2007	2008	2009	2010 to 2015	Total

Total on March 31, 2005	-	88,465	86,834	119,720	174,159	198,628	205,916	873,722
Total on December 31, 2004	-	94,414	86,834	119,720	174,159	198,628	205,916	879,671
Total on March 31, 2004	29,924	36,209	35,533	49,866	78,648	147,939	531,060	909,179

Projected realization of deferred tax assets is estimated and not directly related to expected book income.

The present value of deferred tax assets, calculated based on the average funding rate, net of tax effects totals R$ 5,576,998 thousand, of which R$ 4,378,914 thousand comprises temporary differences, R$ 484,202 thousand comprises tax losses and negative basis of social contribution and R$ 713,882 thousand comprises deferred social contribution assets – M.P. 2158-35.

e) Unrecorded deferred tax assets

Deferred tax assets were not recorded in the amount of R$ 153,526 thousand.

f) Deferred tax liabilities

			R$ thousand
	2005	2004
	On March 31	On December 31	On March 31,

IRPJ, CSLL, PIS and COFINS on adjustments in derivative
instruments’ market value	141,013	256,829	243,029
Subsequent Depreciation	93,271	91,820	119,026
Operations in future liquidity market	78,250	-	-
Restatement Reserve	12,005	18,853	51,483
Other	115,031	52,039	45,921
Total	439,570	419,541	459,459

36) OTHER INFORMATION

a) The net assets of the investment funds and portfolios managed by the Bradesco Organization on March 31 2005 totaled R$ 104,756,927 thousand (on December 31 2004 – R$ 99,640,172 thousand and on March 31 2004 – R$ 85,723,291 thousand).

b) Banco Bradesco and its subsidiaries are the principal maintainers of the Fundação Bradesco, the chief mission of which is to provide formal quality education to children, young people and adults, ensuring that they receive the qualifications required to achieve personal fulfillment through their work and to exercise their rights and duties as citizens. Accordingly, the Fundação has expanded its activities yearly, increasing the number of students matriculated in its schools from 13,080 to more than 107,000, over the last twenty-four years. Through its 40 schools, installed as a priority in regions which are both socially and economically deprived, across all of Brazil’s states and in the Federal District, the Fundação Bradesco offers education free-of-charge at junior and high school levels, as well as basic professional and technical training in IT, electronics, industry, management and agriculture and livestock raising. Distance learning is also offered as part of its Youth and Adult Education programs. Contributions during the period from Bradesco’s consolidated companies to the Fundação Bradesco totaled R$ 18,000 thousand in the 4th quarter of 2004 and R$ 16,300 thousand in the 1st quarter of 2004.

c) Through its subsidiary Finasa Promotora de Vendas Ltda. (Finasa), Banco Bradesco made an agreement on 4.15.2005 with Banco Morada S.A. and Morada Investimentos S.A. (Grupo Morada), the “Settlement and Transfer Contract of Quotas and other agreements”, relating to the transfer of Customer’s Financing Business, involving Personal Credit (CP) and Credit to Customer’s Rights (CDC) from Grupo Morada. It took place through the whole acquisition of Morada Serviços Financeiros Ltda. (Morada Serviços) social capital, totaling a demand payment of R$ 80 million. The acquisition will make possible to Finasa the increase of its retailing products’ offer increase, including Bradesco ones, since bank account up to products related to insurance, supplementary pension plans and consortium through the Morada Serviços operating platform.

Board of Directors, Board of Executive Officers and Disclosure Committee

Cidade de Deus, Osasco, SP, May 6, 2005

Board of
Directors

Chairman	Department Directors	Regional Directors
Lázaro de Mello Brandão	Adineu Santesso	Ademar Monteiro de Moraes
	Airton Celso Exel Andreolli	Altair Antônio de Souza
Vice Chairman	Alexandre da Silva Gluher	Aurélio Guido Pagani
Antônio Bornia	Alfredo Antônio Lima de Menezes	Cláudio Fernando Manzato
	André Rodrigues Cano	Fernando Antônio Tenório
Members	Antônio Carlos Del Cielo	Idevalter Borba
Mário da Silveira Teixeira Júnior	Candido Leonelli	Luiz Carlos de Carvalho
Márcio Artur Laurelli Cypriano	Clayton Camacho	Márcia Lopes Gonçalves Gil
João Aguiar Alvarez	Denise Pauli Pavarina de Moura	Marcos Daré
Denise Aguiar Alvarez Valente	Douglas Tevis Francisco	Paulo de Tarso Monzani
Raul Santoro de Mattos Almeida	Fernando Barbaresco	Tácito Naves Sanglard
Ricardo Espírito Santo Silva Salgado	Fernando Jorge Buso Gomes
	Jair Delgado Scalco	Disclosure Committee
Board of Executive Officers	João Batistela Biazon	José Luiz Acar Pedro
	José Luiz Rodrigues Bueno	Julio de Siqueira Carvalho de Araujo
Executive Officers	José Maria Soares Nunes	Milton Almicar Silva Vargas
	Josué Augusto Pancini	Carlos Alberto Rodrigues Guilherme
President	Karl Heinz Kern	José Guilherme Lembi de Faria
Márcio Artur Laurelli Cypriano	Laércio Carlos de Araújo Filho	Domingos Figueiredo de Abreu
	Luiz Alves dos Santos	Luiz Carlos Angelotti
Executive Vice-Presidents	Luiz Carlos Angelotti	Denise Pauli Pavarina de Moura
Décio Tenerello	Luiz Carlos Brandão Cavalcanti Júnior	Romulo Nagib Lasmar
Laércio Albino Cezar	Luiz Fernando Peres	Jean Philippe Leroy
Arnaldo Alves Vieira	Marcelo de Araújo Noronha
Luiz Carlos Trabuco Cappi	Marcos Bader
Sérgio Socha	Maria Eliza Sganserla
Julio de Siqueira Carvalho de Araujo	Mario Helio de Souza Ramos
Milton Almicar Silva Vargas	Mauro Roberto Vasconcellos Gouvêa
José Luiz Acar Pedro	Milton Clemente Juvenal
Norberto Pinto Barbedo	Moacir Nachbar Junior
Nilton Pelegrino Nogueira
Managing Directors	Ricardo Dias
Armando Trivelato Filho	Robert John van Dijk
Carlos Alberto Rodrigues Guilherme	Roberto Sobral Hollander
José Alcides Munhoz	Romulo Nagib Lasmar
José Guilherme Lembi de Faria	Sérgio Alexandre Figueiredo Clemente
Luiz Pasteur Vasconcellos Machado	Sergio Sztajn
Milton Matsumoto	Toshifumi Murata
Cristiano Queiroz Belfort
Sérgio de Oliveira
Odair Afonso Rebelato
Aurélio Conrado Boni
Domingos Figueiredo de Abreu
Paulo Eduardo D’Avila Isola
Ademir Cossiello

Accounting Department
Moacir Nachbar Junior
 Contador-CRC 1SP198208/O-5

Independent Auditors’ Report on special review

To
The Board of Directors and Stockholders
Banco Bradesco S.A.
Osasco – SP

We have performed special reviews of the consolidated interim report of Banco Bradesco S.A. and its subsidiaries for the three-month periods ended March 31, 2005, December 31, 2004 and March 31, 2004, comprising the balance sheets, the statements of income and changes in financial position, which were prepared in conformity with accounting practices adopted in Brazil.

Our reviews were performed in conformity with the specific rules established by the Brazilian Institute of Independent Auditors (IBRACON), jointly with the Brazilian Federal Accounting Council (CFC), and consisted mainly of: (a) inquiries and discussions with the managers responsible for the accounting, financial and operational areas of Banco Bradesco S.A. and its subsidiaries, regarding the principal criteria adopted in the preparation of the interim reports; and (b) review of information and subsequent events that have or may have a significant effect on the financial position and operations of Banco Bradesco S.A. and its subsidiaries.

Based on our special reviews, we are not aware of any significant modifications that should be made to the aforementioned consolidated interim report for it to be in conformity with accounting practices adopted in Brazil.

May 6, 2005

KPMG Auditores Independentes
CRC 2SP014428/O-6

Original report in Portuguese signed by

Walter Iorio	Cláudio Rogélio Sertório
Accountant	Accountant
CRC 1SP084113/O-5	CRC 1SP212059/O-0

Report of the Fiscal Council

Banco Bradesco S.A.

     The undersigned, members of Banco Bradesco S.A.’s Fiscal Council, in the performance of their legal and statutory duties, having reviewed the Management Report and the Financial Statements for the quarter ended March 31, 2005, and based on the unqualified opinion of KPMG Auditores Independentes, declare that said documents, based on the corporate legislation in force, fairly present the Institution’s equity and financial position.

Cidade de Deus, Osasco, SP, May 6, 2005

____________________________	____________________________	___________________________
Ricardo Abecassis E. Santo Silva	José Roberto A. Nunciaroni	Domingos Aparecido Maia

Glossary of Technical Terms

Activity Based Costing: is a methodology used to facilitate the analysis of the costs of activities that consume the most significant volume of resources. The volume, relationship between cause and effect and the effectiveness with which the resources are consumed during the activities comprise the objective of the strategic ABC cost analysis, ensuring that indirect costs are directed as a priority to these activities and processes and subsequently to products, services and customers.

Added value: value created by the company as a result of its productive activities, representing the level of the company’s contribution to society.

Advanced Model Approach (AMA): method used to allocate capital to operating risk, whereby complex internal variables are applied and integrated with management processes. The Bank must meet qualitative and quantitative criteria, as well as maintaining a database of loss for the prior 5 years and be apt to calculate operating V@R (Value at Risk).

Advisor: economic/financial consultant.

Asset management companies: the main activity of these companies is to manage third-party funds. The companies may be part of a financial group, but must create operating barriers, such as a “Chinese Wall” to avoid possible conflicts of interest and focus their business on the management of investors’ funds.

Back test: this method is used to test the validity of the statistical models used, through the comparison of historical data and data generated by the models.

Basel Capital Accord: agreement signed by the Basel Committee, Switzerland, in 1988, designed to establish new conditions for the system used to regulate and supervise banking activities (compulsory for G-10 countries). The methodology used seeks to ensure that minimum capital requirements are compatible with the degree of risk of transactions. In June 2004, this agreement was revised and related changes must be implemented by January 2007.

Basel Committee: formed by the presidents of the central banks of the world’s 10 most developed economies for purposes of introducing regulations for compliance by G-10 countries.

Bonds: government securities or corporate bonds which are subscribed and traded.

Brazilian Depositary Receipts – BDRs: these are certificates comprising securities issued by publicly held companies headquartered abroad, negotiable in the Brazilian market.

Broker  dealer: a specialized firm which trades securities for its own account or as an intermediary for third parties.

Capital adequacy ratio (Basel): index introduced by the Basel Committee and regulated by the Brazilian Central Bank, which shows the ratio between the bank’s stockholders’ equity and its risk weighted assets.

Capital savings: comprise the capital paid as a lump sum to the beneficiaries indicated in the plan proposal, in the event of decease of the pension plan participant.

Cash management: cash administration.

Claims: this is the realization of risk provided for in the insurance contract, which causes material or personal damages to the policyholders or their beneficiaries.

Claims ratio: used by insurance companies to measure the proportion of expenses for claims to earned premium. Accordingly, the lower the ratio, the better the insurance company’s risk selection strategy.

Co-insurance: insurance distributed among various insurance companies, with the related risk distributed in proportion to the corresponding quota held.

Combined ratio: ratio used by the insurance companies, according to which the sum of the expenses incurred with claims, administrative expenses and selling expenses are divided by the premium earned. Accordingly, the lower the ratio, the higher the efficiency of the insurance company.

Commercial paper: securities issued by publicly held companies for purposes of raising public funds for financing working capital.

Committee of Sponsoring Organizations – COSO: a not-for-profit entity, dedicated to improving the presentation of financial reports based on ethics, efficient internal controls and corporate governance. Its members are representatives from the industry, accounting firms, investment companies and the New York Stock Exchange.

Compliance: adherence to a set of laws, rules and instructions introduced by either governmental or internal bodies.

Compulsory deposits: this compulsory reserve is the percentage of demand deposits and the terms under which banks are obliged to deposit at the Brazilian Central Bank (BACEN). The National Monetary Council (CMN) establishes the required percentage for purposes of limiting the expansion of credit operations in the economy. The compulsory deposit is a classic Central Bank instrument used to control the volume of currency available in the banking system.

Contingent liabilities: reflect the uncertainty as to whether, when and for how much an obligation will be paid. In general, the amounts recorded as contingencies are calculated based on the progress of the related law suits.

Corporate finance: banks act as intermediaries in complex transactions involving corporate mergers, spin-offs and acquisitions. In this segment, in conjunction with specialized consulting firms, the banks use their experience in financial and investment transactions ensuring that they are made feasible through the use of funds which are obtained either locally or from abroad.

Corporate governance: system by which companies are managed and monitored, involving relationships between stockholders, the board of directors, the executive board, the independent auditors, audit committee and fiscal council. Good corporate governance practices are designed to increase the company’s value, facilitating access to capital and ensuring that it will continue as a going concern on a perennial basis.

Correspondent banks: these are commercial companies or service providers contracted by banks to operate in banking services authorized by the Brazilian Central Bank (BACEN). Since they are usually located in different commercial outlets, the correspondent bank can offer extended hours, often on a 24-hour basis.

Courier: messenger service, available for use by customers, to carry out a number of bank services, including check deposits, bill payments, checkbook delivery, among others, with no need for customers to leave the home or office.

Covenants: commitments contained in any formal debt agreement establishing that certain acts must be fulfilled, while others must not be executed. These commitments are designed to protect the lender’s interests and involve matters such as working capital, dividend payment and the ratio of indebtedness.

Coverage of technical reserves: is the allocation of assets, by insurance, private pension plans and savings bond companies, in particular financial assets, in sufficient amount to cover technical reserves. These assets must offer diversity, liquidity, security and profitability.

Coverage ratio: measures the ratio between the amount of the allowance for loan losses (PDD) and the amount of non-performing loans (D to H rated credits)

Credit scoring: is a method using statistical tools to measure the probability of loss on a credit operation based on historical data.

Cross-selling: sale of related merchandise and services.

Depositary Receipts – DRs: are deposit receipts issued by a foreign institution (Depositary), guaranteed by shares of a local company.

Derivatives: financial instruments used by companies, substantially for protection purposes and classified in 4 categories: futures market, swap, forward market and options.

Earned premium: the portion of an insurance premium retained which corresponds to the period of risk time passed, ie, it is the deferral of the retained premium for the period counted from the date of the insurance coverage.

Eurobonds: securities with notional value expressed in U.S. dollars or other currencies and which the banks issue through institutions abroad, the resources of which will be used to finance credit operations in Brazil. These are medium to long-term securities at fixed or floating rates and with premium or discount, depending on market demand. The eurobond market is an important source of capital for multinational companies and governments, including those located in developing countries.

Euronotes: are long-term notes, issued by governments and major companies and traded in the international financial market.

Exchange coupon rate: is the difference between the internal interest rate and the expected Brazilian exchange rate devaluation and, in general, is compatible with the composition of the remuneration offered by exchange bills in investments pegged to the variation in the U.S. dollar, ie, the interest rate in U.S. dollar paid to an investor who assumes the risk of investing in another currency.

Exchange exposure: assets and liabilities subject to exchange risks as a result of local currency valuation or devaluation as compared to other currencies.

Financial holding company (FHC): status granted by the U.S. Federal Reserve – FED, which permits the subsidiary company of a foreign financial institution to carry out its activities under the same conditions as local US banks. This status is awarded subsequent to a detailed analysis of key factors determined by US banking legislation. For purposes of obtaining FHC status, the institution must comply with 3 main requirements: a) it must be properly capitalized, b) properly managed and c) submit a proper request for FHC status to the Federal Reserve Board – FRB.

Financial intermediation: is a bank’s main activity. The bank obtains funds from customers with resources available for investment which are onlent to borrowers. Other activities such as leasing and exchange transactions also comprise financial intermediation.

Financial margin: this is the difference between interest income and expense generated by investments, funds obtained, credit and leasing operations and foreign exchange transactions. Non-interest income also comprises financial margin, derived from securities, treasury transactions and credit recoveries.

Floating funds: permanence of third-party funds in banks for a specific period without remuneration.

Hedge: an instrument used to offset risk investments subject to price and rate fluctuations.

Home broker: relationship channel between investors and brokerage houses, for stock market trading purposes through the online transmission of buy and sell orders via internet, permitting real time access to price quotations and share portfolio monitoring, among other resources.

Interbank accounts: comprise checks which are being cleared between banks and other notes, such as bank docket payments, as well as restricted deposits at the Brazilian Central Bank (deposits in foreign currency, deposits for exchange contracts, payment of funds for rural credit, credits subject to the National Housing System – SFH, etc).

Interbank deposits: securities negotiated in the interbank market between financial institutions.

Interdepartmental accounts: comprise the amounts which are in transit between the bank’s branches and departments or other group member companies (brokerage firms, insurance companies, supplementary private pension entities etc.).

Investment advisory service: these are consulting services for investors and include financial advice, preparation of financial reports and management of customer funds. The services are provided by consultants who are properly registered at the regulatory organs.

Leasing: this is an alternative medium, or long-term, financing method, documented through an agreement in which the leasing company purchases the assets, which are then ceded for use by the lessee in exchange for payment in installments.

Market-making: the maintenance of buy and sell offers for a specific securities and preparation to buy or sell standard lots at publicly quoted prices.

Market share: percentage sales or inventories in a specific segment of a certain company. Could also be the share that a specific brand holds in the market in which it operates.

Mark-to-market: method used to adjust a security or portfolio based on present market values.

Merchant banking: activities carried out by a financial institution including investment bank activity, advisory services, and intermediary services in mergers and acquisitions.

Microcredit: is the granting of limited loan amounts to small informal business owners and microcompanies, with difficult access to the traditional financial system, especially since they are unable to offer real guarantees. This credit is used for production purposes (working capital and investment) and its main features are less red tape, access by all customer income brackets and a quick and efficient approvals process.

Mobile banking (WAP): this technology allows banks to offer their customers banking services (balances, statements, institutional information consultation, rates and prices) via mobile communication equipment, such as cell phones. An option in addition to other channels, such as the Internet, magnet strip cards, branches and call centers.

Money laundering: method by which funds derived from illegal activities are incorporated into the economic system. The main purpose is to disguise the illicit origin of the funds using transactions which cannot be traced.

Operating efficiency ratio: ratio between administrative expenses (personal + administrative) and operating income.

Overnight: one-day investments which are guaranteed by government securities or corporate bonds, comprising a transaction between two institutions involving a sale, with a repurchase commitment.

Over-the-counter market: in which transactions are not carried out in the stock exchanges. Not only shares, but also assets, including derivatives, can be traded in this market. Since they attend certain customer specifications, not provided for in stock exchange trading, over-the-counter trades are also known as tailor-made transactions.

Own position: securities maintained in stock, available for trading, derived from definitive purchases or repurchases, recorded as fixed income securities.

Plano remido: in the health Insurance Line products, this is a plan in which insurance holders do not have the obligation to pay premiums to the insurance company, which, in turn, still has the obligation to pay benefits to the holder.

Privatization currency: government securities generally traded with discount and accepted by the government in payment for the acquisition of state-owned companies.

Project finance: is the combination of contracts which involve a specific business venture, interrelating all the operating agents and the guarantees related thereto. Project finance is a technical model in which the project is the center of gravity of the interaction between the related agents. Project finance is generally used in major engineering projects.

Purchase and sale commitments: a financial investment through which the bank sells government securities or corporate bonds to the customer, and whereby the bank is committed to repurchase and the customer to resell the related securities within the terms established in the contract.

Qualified custody service: this consists of the physical and financial settlement of assets and their safekeeping, as well as the administration and information on related income. The custody service also comprises the financial settlement of derivatives, swap contracts and forward transactions.

Quality certification (ISO – International Organization for Standarization): is the combination of activities carried out by an independent commercial body designed to certify, publicly and in documental form, that a determined product, process or service complies with specific requirements. ISO certification improves the company’s image, facilitating purchase decisions by customers and consumers.

Rating agencies: companies experienced in analyzing the risk of public and private, financial or non-financial institutions. Based on detailed analyses, these agencies attribute a score to the companies or countries under analysis which serves as a risk indicator for investors.

Reinsurance: is the ceding by the insurance company to the reinsurer of that portion of a liability which exceeds the limit of its capacity to retain risks. Reinsurance is a form of risk distribution and is contracted with IRB-Brasil Resseguros S.A., which has the monopoly on reinsurance in Brazil.

Retained premium: is the portion of an insurance premium which remains with the insurance company in the exact proportion of its retention, ie, the portions ceded as co-insurance and reinsurance are excluded from the premium issued, as well as refunds and cancellations.

Retrocession: is the transaction used by the reinsurer to cede to the local or international market, the liabilities which exceed the limits of its capacity to retain risks, ie, retrocession is the reinsurance of reinsurance.

Sarbanes-Oxley Act, Section 404: established to restore confidence in the financial information disclosed by companies listed in the U.S. stock exchanges. The U.S. politicians, Sarbanes (senator) and Oxley (federal congressman) drew up legislation to provide improved orientation on the following: clarity in the presentation of financial information, corporate governance, internal controls process and independence of the independent auditors and increased assurance procedures.
Pursuant to Section 404, both companies and their auditors must identify all key controls for each of their processes and test thoroughly the effectiveness and management appraisal capacity of these controls.

Securitization: this is the financial transaction whereby a loan and other debts are converted into securities which are negotiable in the market.

Social responsibility: is the philosophy whereby certain companies conduct their business as a partner, co-responsible for social development. The socially responsible company is capable of assimilating the interests of different stakeholders (stockholders, employees, service providers, suppliers, consumers, community, government and environment), ensuring that these interests are fully integrated into the planning of its activities, in the pursuit to meet the demands of all segments, not just those of the stockholders or owners.

Sovereign risk: this is an index calculated by the US investment bank J. P. Morgan used to measure the degree of risk to which a foreign investor is exposed when investing in a particular country. Technically, this risk is the surcharge payable in relation to the guaranteed returned on US treasury bonds, since the US is considered to offer less risk to investors. Every 100 points represent 1% of additional interest as compared to US interest.

Spread: this is the difference between the interest rate charged to the borrower by the bank and the rate paid to customers for the use of the funds invested.

Stock guide: this is a report used as a guide for those interested in accompanying the performance of the secondary share market and an important tool for use in capital market area studies. Its content is updated periodically and includes information on all major listed companies. The inclusion of companies in this report is directly related to their share liquidity. The companies are grouped under different sectors, facilitating a comparative analysis of their performance (share behavior and profitability) in their own activity segment and between the different sectors.

Stress testing: a technique used to assess the response of an asset and/or liability portfolio to extreme variations in the prices, interest and exchange rates which affect these portfolios. The purpose of the stress test is to quantify possible loss on the portfolio in the event of an adverse market situation.

Structured transactions: a combination of two or more financial instruments (e.g. a purchase and sale commitment + Swap), designed to take advantage of market opportunities or secure protection against financial risks.

Subordinated debt: this is an instrument customarily used by financial institutions for obtaining funds since it is classified as tier II capital for purposes of calculating the capital adequacy ratio (Basel) and accordingly increases their credit granting capacity. In the event of bankruptcy, this debt is the ultimate obligation payable by the financial institution and is subordinate to the payment of all other creditors.

Supplementary private pension plan: a method used to accumulate resources over the years in the form of savings to be withdrawn during retirement. This plan is supplementary to the government retirement pension scheme.

Technical reserves: these are liabilities recorded by the insurance companies to guarantee the payment to policyholders of claims occurred or which will occur in the future as a result of the risks assumed. For the supplementary private pension entities and savings bond companies, these liabilities comprise the amounts accumulated with funds derived from the cost of the benefits contracted, for payment purposes of such benefits. All technical reserves are calculated established on actuarial bases.

Third-party position: securities with repurchase commitments not subject to resale commitments, ie, they are the institutions own portfolio securities related to the open market, recorded as fixed income securities – subject to repurchase.

Treasury stocks: own company stocks acquired to remain in treasury or for cancellation.

Underwriting: term used internationally to define the launching of shares or debentures for public subscription, generally carried out by financial institutions authorized by the CVM, via three types of contract: straight (the financing institution subscribes the total launch and payment is made directly to the issuing company), stand-by (the financing company is bound to subscribe the securities not acquired by the public) and best-efforts (the financing company does not assume the responsibility to subscribe the securities and returns those that were not acquired by the public to the issuing company).

V@R (value at risk):is the expected maximum potential loss of an asset and/or liability portfolio with pre-estabilished confidence level and over a specific time horizon.

Web point: this is a self-service terminal providing accesss to Internet Banking services.

WebTA: is the online transfer of files between the bank and its corporate customers with security efficincy and economy, using cryptography and data compaction.

Wireless: this technology permits connection between equipment with no direct physical link. For example, internet access by cell phones is made feasible through the use of wireless technology.

CROSS REFERENCE INDEX

Abbreviations
        List of, 4
        Activity-Based Costing, 136

Accounting Policies
        Significant, 168

Accounts (see Customers)
        Checking, 66
        Savings, 67

Agricultural Loans, 66, 180

Allowance/Provision
        Composition of the Credit Portfolio and of, 185
        for Loan Losses, 47
        for Loan Losses (PDD) x Default x Loss, 63

Analysis
        Equity, 27
        of the Adjusted Financial Margin and Average Rates, 42
        of the Statement of Income, 10

Asset (under) Management, 7, 69

Assets
        Other, 189

Associated companies, 190

Balance Sheet
        Banco Finasa, 86
        Bradesco Consórcios, 90
        Bradesco Corretora de Títulos e Valores Mobiliários, 94
        Bradesco Securities, 96
        by business segment, 171
        by currency and foreign exchange exposure, 56, 172
        by maturity, 51, 173
        Comparative, 26
        Consolidated, 54, 159
        Insurance companies, 72
        Leasing companies, 88
        Savings Bonds, 84
        Vida e Previdência, 78

Banco Finasa, 86

Banco Postal, 103, 114, 118

Basel (see capital adequacy), 122, 209

Board of Directors, 216

Board of Executive Officers, 216

Bookkeeping of assets, 134

Borrowings and Onlendings, 45, 194

Bovespa (São Paulo Stock Exchange), 95

Bradesco Day and Night (BDN), 109

Bradesco leasing companies, 91

Bradesco Securities, 96

Bradesco Seguros, 72

BRAM
         Asset Management, 69

Branches, 7,106,107

Business process, 142

Capital Adequacy (see Basel), 122, 209

Cards, 124

Cash
        Flow, 174
        Generation, 6

Change in Number of Outstanding Shares, 6

Channels - Bradesco Day and Night (BDN), 112

Collection and tax and utility collections, 132

Committee
        Disclosure, 216
        Expenditure Assessment, 138

Comparison Purposes (see Reclassification), 171

Compliance, 115

Composition of Income, 42

Compulsory Deposits, 1, 180

Consortium Purchase System, 90

Consumer Sales Financing, 156

Contents, 3

Contingent Liabilities, 196

Corretora de Títulos e Valores Mobiliários, 94

Credit Granting, 123

Credit Portfolio (see Credit Operations)
        by Activity Sector, 62, 184
        by Maturity, 64, 181
        by Rating, 63
        by Risk Levels, 183
        by Type of Client (Profile), 61
        Concentration of, 65, 184
        Methodology Used for Classification of, 123
        Movement of, 64
        Performance Indicators, 65
        Policy, 122
        Profile, 64

Custody and Controllership Services (Controladoria), 134

Customer Service Network, 106

Customers (see Accounts)
        Checking Accounts, 66
        Per Branch, 110

Deferred charges, 170, 191

Deferred tax assets
        Expected realization of, 215
        Statement of, 214

Deposits
        Breakdown by Maturity, 66
        Demand, 66
        Savings, 67

Derivative financial instruments, 168
        Securities and, 176

Derivatives, 168, 210

Dividends, 6

Easy Phone Service (Fone Fácil), 110

Employee benefits, 141, 213

Expenses
        Administrative, 49, 203
        for Borrowings and Onlendings, 194
        Operating (Other), 203
        Personnel expenses, 49, 202
        Personnel expenses by business segment, 143
        Prepaid, 189
        for Allowance for Loan Losses, Net of Recoveries of Written-off Credits, 187
        Selling Expenses by Insurance Line, 75

Financial Statements, 155

Financial Instruments, 207

Financial Margin
        Analysis of, 46
        Increase in Items of the, 41
        Total Assets x, 45

Finasa Sports
        Program, 146

Fiscal Council, 218

Foreign exchange
        Increase in financial margin items plus exchange adjustment, 41
        Portfolio of, 188
        Transactions, 188

Fundação Bradesco (Bradesco Foundation), 147

Funding, 66
        x Expenses, 44
        from issuance of securities, 193
Funds
        Available, 173
        Obtained in the Open Market, 192

Glossary of Technical Terms, 219

Goodwill, 191

Guarantee of Technical Reserves, 115

Hello Bradesco (Alô Bradesco), 135

Highlights, 6

Human Resources, 140

Income
        on premiums retained, 199
        on premiums retained of Private Pension Plans and VGBL, 79
        Operating (Other), 203

Income Tax and Social Contribution, 1, 169
        Calculation of Charges with, 213

Indicators, 1
        Credit Portfolio, 65
        Financial Market, 46
        Other, 51
        Social, 152

Information Security, 120

Information Technology (IT), 115

Insurance Companies, 72

Integrated Management System - ERP, 136

Interbank Accounts, 180

Interbank Investments, 168, 175

Internal Controls, 120

International Area, 127

Internet
        Banking - Transactions, 112
        Banking - Users, 112
        Highlights, 113

Investments, 170, 189
        Breakdown of, 190
        in Infrastructure, IT and Telecommunications, 115

Leasing Companies, 88

Market(s)
        Capital, 131
        Export, 128
        Import, 129
        Risk Management, 119
        Segmentation, 103
        Value, 6, 210

Market Share, 108
        Brazilian Savings and Loan System (SBPE), 68
        Customer Service Network - Branches, 108
        Export, 128
        Import, 129
        Income from Private Pension Plans, 79
        Income from Savings Bonds, 83
        Insurance Premium, 73, 79
        Private Pension Plans and VGBL Investment Portfolio, 80
        Technical Reserves (Savings Bonds), 83

Minority Interest, 200

Money Laundering
        Prevention, 116, 120

NBR ISO 9001:2000 Quality Certificate, 135

Notes to the financial statements
        Index, 165

Non-operating assets, 189

Operating Companies, 71

Operating Efficiency, 50

Operations, 166

Organization Chart, 71
        Administrative Body, 100
        Corporate, 98

Other Assets, 188

Premiums
        Earned by Insurance Line, 74
        Insurance, 73
        Income on Retained, 199

Presentation of the Financial Statements, 166

Private Pension Plans, 78

Profitability, 7

Property and equipment in use and leased assets, 191

Quotas, 91

Ranking, 102

Ratings
        Bank, 101
        Credit Portfolio, 63, 123
        Insurance and Savings Bonds, 102

Ratio
        Capital Adequacy (Basel), 9, 122, 209
        Coverage, 48
        Operating Efficiency, 50
        Performance, 7, 73
        Permanent Assets to Stockholders’ Equity, 9, 191

Real Estate Financing Activities, 157

Reclassifications (see Comparison Purposes), 171

Recognition, 77, 137

Report
        Fiscal Council, 218
        Independent Auditors’, 154, 217
        Management, 156

Results/Income
        By Activity/Segment, 40, 172
        Increase in the Main Items of the Statement, 40
        Non-operating, 203

Retained claims, 75

Revenues from Services Rendered, 48, 202

Risk
        Administration, 207
        Capital, 121, 209
        Credit, 117, 207
        Factors, 2
        Level, 183
        Liquidity, 121, 208
        Management, 115
        Market, 119, 207
        Operating, 118

Savings (see Accounts)
        Accounts, 68
        Deposits, 67

Savings Bonds, 82

Securities, 58, 168
        and Derivative Financial Instruments, 176
        by Segment, 59, 176
        Portfolio Breakdown by Issuer, 58, 176
        Portfolio Breakdown by Maturity, 58, 178
        x Income on Securities Transactions, 43

Segmentation
        Bradesco Corporate Banking, 104
        Bradesco Empresas (Middle Market), 105
        Banco Postal, 103, 114
        Bradesco Prime, 106
        Bradesco Private, 105
        Bradesco Retail, 103
        Consortium, 90
        Market, 103

Self-Service ATM Network
        Bradesco Day and Night, 109

Self-Service Channels – Bradesco Day and Night, 109

Services
        Internet, 112
        Bookkeeping of assets, 134

ShopCredit, 113

ShopInvest, 113

Social Activities, 147

Sites, 113

Social Inclusion, 142

Social Report, 152

Social Responsibility, 139

Sociocultural events, 146

Statement
        of Changes in Financial Position, 164
        of Cash Flows, 174

Statement of Income
        Analysis of, 10
        Banco Finasa, 86
        Bradesco Consórcios, 90
        Bradesco Corretora de Títulos e Valores Mobiliários, 94
        Bradesco Securities, 96
        by Business Segment, 40,171
        Capitalização (Savings Bonds), 82
        for Comparison Purposes, 9
        Consolidated, 38, 163
        Insurance Companies, 72
        Leasing Companies, 88
        Vida e Previdência (Private Pension Plans), 78

Stocks/shares
        Treasury, 202
        Change in number of, 8
        Movement of capital stock, 200
        Performance of, 6

Stockholders, 98

Stockholders’ Equity
        Parent Company, 200
        Statement of Changes in, 201

Subordinated Debt, 197

Subsidiaries
        Main, 99
        Transactions with, 230

Suits
        Civil, Labor and Tax, 196
        Corporate, 135

Technical reserves, 170, 198

Telecommunications, 115

Training, 144

Transparency, 144, 178

Transactions/Operations
        Credit, 60, 180
        Insurance, Private Pension Plans and Savings Bonds, 198
        Structured, 132
        Underwriting, 131
        with Subsidiaries and Associated Companies, 204

Value
        Added, 9
         Book and Market, 6

VaR, 119, 208

Vida e Previdência, 78

For further information, please contact:

Board of Executive Officers

José Luiz Acar Pedro – Executive Vice-President
and Investor Relations Director

Phone: (#55 11) 3681-4011
e-mail: 4000.acar@bradesco.com.br

General Secretariat – Investor Relations

Jean Philippe Leroy – Investor Relations Executive General Manager

Phone: (#55 11) 3684-9229 and 3684-9231
Fax: (#55 11) 3684-4570 and 3684-4630
e-mail: 4260.jean@bradesco.com.br

Cidade de Deus – Prédio Novo
Osasco – SP – 06029-900
BRAZIL

www.bradesco.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.